As filed with the Securities and Exchange Commission on November 4, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PARSLEY ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	1311	46-4314192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

303 Colorado Street, Suite 3000

Austin, Texas 78701

(737) 704-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Colin Roberts

Executive Vice President—General Counsel

303 Colorado Street, Suite 3000

Austin, Texas 78701

(737) 704-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Julian J. Seiguer, P.C. Sean T. Wheeler, P.C. Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Christopher I. Humber Executive Vice President, General Counsel & Secretary Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800 Denver, Colorado 80202 (720) 215-3700	Douglas E. McWilliams Stephen M. Gill Vinson & Elkins L.L.P. 1001 Fannin Street Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Class A common stock, par value $0.01 per share	96,480,854(1)	N/A	$1,497,935,402(2)	$194,433(3)

(1)

Represents the estimated maximum number of shares of Class A common stock, par value $0.01 per share, of the registrant (“Parsley Class A common stock”), issuable upon the completion of the registrant’s acquisition of Jagged Peak Energy Inc. (“Jagged Peak”) described herein (the “merger”) and is equal to the product of (a) 215,840,836 shares of common stock, $0.01 par value per share, of Jagged Peak (“Jagged Peak common stock”), which is equal to the sum of (i) 213,413,380 shares of Jagged Peak common stock outstanding as of October 31, 2019 and (ii) 2,427,456 shares of Jagged Peak common stock, representing the maximum amount issuable upon conversion of Jagged Peak performance stock units, and (b) the exchange ratio of 0.447 shares of Parsley Class A common stock for each share of Jagged Peak common stock.

(2)

Pursuant to Rule 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of (a) $6.94, the average of the high and low prices per share of Jagged Peak common stock, as reported on the New York Stock Exchange on October 31, 2019 and (b) 215,840,836, the estimated maximum number of shares of Jagged Peak common stock that may be exchanged or converted for the securities being registered.

(3)

The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price for the securities by 0.0001298.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2019

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Parsley Energy, Inc. and Jagged Peak Energy Inc.:

On behalf of the boards of directors of Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. (“Jagged Peak”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the acquisition of Jagged Peak by Parsley. We are requesting that you take certain actions as a Parsley or Jagged Peak stockholder.

On October 14, 2019, Parsley, Jackal Merger Sub, Inc., a wholly owned subsidiary of Parsley (“Merger Sub”), and Jagged Peak entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”), providing for (i) the merger of Merger Sub with and into Jagged Peak, with Jagged Peak surviving the merger (the “merger” and the surviving entity, the “surviving corporation”) and (ii) the subsequent merger of the surviving corporation with and into another wholly owned subsidiary of Parsley (“LLC Sub”), with LLC Sub continuing as the surviving entity as a wholly owned subsidiary of Parsley (the “subsequent merger,” together with the merger, the “integrated mergers”). In the merger, Jagged Peak stockholders will be entitled to receive, in exchange for each share of Jagged Peak common stock, par value $0.01 per share (“Jagged Peak common stock”), owned by them immediately prior to such merger, 0.447 shares of Parsley Class A common stock, par value $0.01 per share (“Parsley Class A common stock”), with cash paid in lieu of the issuance of any fractional shares, which we refer to as the merger consideration.

Parsley and Jagged Peak will each hold special meetings of their respective stockholders in connection with the proposed merger (respectively, the “Parsley special meeting” and “Jagged Peak special meeting”).

At the Parsley special meeting, holders of Parsley Class A common stock and Class B common stock, par value $0.01 per share, of Parsley (“Parsley Class B common stock” and, together with Parsley Class A common stock, “Parsley common stock”) (collectively, the “Parsley stockholders”), voting together as a single class, will be asked to vote on the proposal to approve the issuance of shares of Parsley Class A common stock to the holders of Jagged Peak common stock (the “Jagged Peak stockholders”) in connection with the merger pursuant to the terms of the merger agreement (the “share issuance proposal”). Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting.

In connection with the execution of the merger agreement, Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, entered into a voting and support agreement with Jagged Peak (the “Sheffield Support Agreement”) with respect to all shares of Parsley common stock beneficially owned by Mr. Sheffield, and any additional shares of Parsley common stock of which Mr. Sheffield acquires record and/or beneficial ownership in between the date of the Sheffield Support Agreement and the termination of the Sheffield Support Agreement (the “Sheffield Support Agreement Shares”), wherein Mr. Sheffield agreed to vote all of the Sheffield Support Agreement Shares (i) in favor of the approval of the share issuance proposal and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. As of the Parsley record date, Mr. Sheffield holds and is entitled to vote in the aggregate approximately      % of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting. For more information on the Sheffield Support Agreement, please see the section entitled “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield.”

The Parsley special meeting will be held on         , 2019 at                 , at                , Central Time. Parsley’s board of directors (the “Parsley board”) unanimously recommends that Parsley stockholders vote “FOR” the share issuance proposal.

At the Jagged Peak special meeting, Jagged Peak stockholders will be asked to vote on proposals to (i) approve and adopt the merger agreement (the “Jagged Peak merger proposal”) and (ii) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger (the “Jagged Peak compensation proposal”). Approval of the Jagged Peak merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal. Approval of the Jagged Peak compensation proposal requires the affirmative vote of the holders of a majority of the Jagged Peak common stock entitled to vote thereon and present in person or represented by proxy at the Jagged Peak special meeting.

In connection with the execution of the merger agreement, Q-Jagged Peak Energy Investment Partners, LLC (“Q-Jagged Peak”), an affiliate of Quantum Energy Investment Partners (“Quantum”), entered into a voting and support agreement with Parsley (the “Quantum Support Agreement”) with respect to all shares of Jagged Peak common stock beneficially owned by Q-Jagged Peak, and any additional shares of Jagged Peak common stock of which Q-Jagged Peak acquires record and/or beneficial ownership in between the date of the Quantum Support Agreement and the termination of the Quantum Support Agreement (the “Quantum Support Agreement Shares”), wherein Q-Jagged Peak agreed to vote all of the Quantum Support Agreement Shares (i) in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, subject to certain exceptions and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. As of the Jagged Peak record date, Q-Jagged Peak holds and is entitled to vote in the aggregate approximately                % of the issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting. Accordingly, as long as the Jagged Peak board does not change its recommendation with respect to such proposal, approval of the Jagged Peak merger proposal at the Jagged Peak special meeting is assured. In the event that the Jagged Peak board of directors (the “Jagged Peak board”) has changed its recommendation to its stockholders to approve and adopt the merger agreement, Q-Jagged Peak’s voting obligation is reduced to 34% of the total issued and outstanding shares of Jagged Peak common stock plus additional votes proportionate to the voting percentage of Jagged Peak’s other stockholders. For more information, please see the section entitled “Jagged Peak Special Meeting—Voting and Support Agreement with Q-Jagged Peak.”

The Jagged Peak special meeting will be held on                 , 2019 at                 , at                , Central Time. The Jagged Peak board unanimously recommends that Jagged Peak stockholders vote “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal.

If the merger is completed, at the effective time, each issued and outstanding share of Jagged Peak common stock as of immediately prior to the effective time of the merger that is eligible to be converted into Parsley Class A common stock in accordance with the terms of the merger agreement will convert automatically into the right to receive 0.447 shares of Parsley Class A common stock (the “exchange ratio”), with cash paid in lieu of the issuance of fractional shares, if any. Although the number of shares of Parsley Class A common stock that Jagged Peak stockholders will receive in exchange for their shares of Jagged Peak common stock is fixed, the market value of the merger consideration will fluctuate with the market price of Parsley Class A common stock and will not be known at the time Jagged Peak stockholders vote to approve and adopt the merger agreement or at the time Parsley stockholders vote to approve the share issuance proposal. Based on the closing price of Parsley Class A common stock on the New York Stock Exchange (“NYSE”) on October 11, 2019, the last trading day before the public announcement of the parties entering into the merger agreement, the exchange ratio represented approximately $7.59 in value for each share of Jagged Peak common stock. Based on the closing

price of Parsley Class A common stock on the NYSE on                 , 2019, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, the exchange ratio represented approximately $                 in value for each share of Jagged Peak common stock. Based on the estimated number of shares of Parsley common stock and number of shares of Jagged Peak common stock, as well as the outstanding equity awards of the parties, that will be outstanding immediately prior to the consummation of the merger, we estimate that, upon consummation of the merger, Parsley stockholders as of immediately prior to the merger will hold approximately 77%, and Jagged Peak stockholders as of immediately prior to the merger will hold approximately 23%, of the issued and outstanding shares of Parsley common stock. We urge you to obtain current market quotations for Parsley Class A common stock (trading symbol “PE”) and Jagged Peak common stock (trading symbol “JAG”).

The obligations of Parsley and Jagged Peak to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus describes the Parsley special meeting and the proposal to be considered thereat, the Jagged Peak special meeting and the proposals to be considered thereat, the merger, and the documents and agreements related to the merger. It also contains or references information about Parsley and Jagged Peak and certain related agreements and matters. Please carefully read the entire accompanying joint proxy statement/prospectus, including “Risk Factors” beginning on page 32, for a discussion of the risks relating to the proposed merger. You also can obtain information about Parsley and Jagged Peak from documents that each has filed with the Securities and Exchange Commission (the “SEC”). Please see “Where You Can Find More Information” beginning on page 192 of the accompanying joint proxy statement/prospectus for how you may obtain such information.

Sincerely,

Matt Gallagher President and Chief Executive Officer Parsley Energy, Inc.	James J. Kleckner Chief Executive Officer and President Jagged Peak Energy Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger described in the accompanying joint proxy statement/prospectus or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated         , 2019 and is first being mailed to Parsley stockholders of record and Jagged Peak stockholders of record on or about         , 2019.

PARSLEY ENERGY, INC.

303 Colorado Street, Suite 3000

Austin, Texas 78701

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                , 2019

Dear Stockholder:

You are cordially invited to attend the special meeting (the “Parsley special meeting”) of Parsley Energy, Inc. (“Parsley”), to be held at                , Central Time, on                 , 2019, at                , for the following purpose:

To vote on a proposal to approve the issuance of shares of Parsley Class A common stock, par value $0.01 per share (“Parsley Class A common stock”), to stockholders of Jagged Peak Energy Inc. (“Jagged Peak”), in connection with the merger pursuant to the terms of the Agreement and Plan of Merger, dated as of October 14, 2019 (as amended from time to time, the “merger agreement”), by and among Parsley, Jagged Peak and Jackal Merger Sub, Inc. (the “share issuance” and such proposal, the “share issuance proposal”).

Parsley will transact no other business at the Parsley special meeting, except such business as may properly be brought before the Parsley special meeting or any adjournments or postponements thereof by or at the direction of the Parsley board of directors (the “Parsley board”) in accordance with Parsley’s amended and restated bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposal listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Parsley special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Merger” beginning on page 60 for a description of the transactions contemplated by the merger agreement, including the share issuance, and “Risk Factors” beginning on page 32 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement, including the share issuance.

Approval of the share issuance proposal by the affirmative vote of a majority of votes cast by the holders of Parsley Class A common stock and Parsley Class B common stock, par value $0.01 per share (together with the Parsley Class A common stock, “Parsley common stock,” and such holders, the “Parsley stockholders”), entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting, is required to complete the merger, as contemplated pursuant to the merger agreement (the “merger”).

The Parsley board has fixed the close of business on                , 2019 as the record date for the determination of the Parsley stockholders entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements thereof. Only Parsley stockholders of record on the record date are entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements thereof. For additional information regarding the Parsley special meeting, please see “Parsley Special Meeting” beginning on page 45 of this joint proxy statement/prospectus, of which this notice is a part.

The Parsley board, at a meeting duly called and held, has by unanimous vote (i) determined that the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of Parsley and the Parsley stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance, and (iii) recommended that the Parsley stockholders approve the share issuance. The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the share issuance proposal.

As a Parsley stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Parsley special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, please submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card, or (iii) signing and returning your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Parsley common stock entitled to vote thereon and who is present at the Parsley special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Parsley special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the share issuance proposal, the merger, or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies, or need help voting your shares of Parsley common stock, please contact Parsley’s proxy solicitors:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

PE@investor.morrowsodali.com

Telephone: (800) 662-5200

Brokers, banks and other nominees can call collect at: (203) 658-9400

Your vote is very important. The merger between Parsley and Jagged Peak cannot be completed without the approval of the share issuance proposal by the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting. Abstentions will have the same effect as a vote “AGAINST” the share issuance proposal. Broker non-votes and the failure to submit a proxy or vote in person at the Parsley special meeting will have no effect on the share issuance proposal.

By order of the Board of Directors,

Colin W. Roberts

Executive Vice President—General Counsel and Secretary

JAGGED PEAK ENERGY INC.

1401 Lawrence Street, Suite 1800

Denver, Colorado 80202

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                , 2019

Dear Stockholder:

You are cordially invited to attend the special meeting of stockholders (the “Jagged Peak special meeting”) of Jagged Peak Energy Inc. (“Jagged Peak”), to be held at                , Central Time, on                  , 2019, at                 , for the following purposes:

1.

To vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 14, 2019 (as amended from time to time, the “merger agreement”), by and among Parsley Energy, Inc. (“Parsley”), Jagged Peak and Jackal Merger Sub, Inc. (“Merger Sub”) (the “Jagged Peak merger proposal”); and

2.

To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger (as defined below) (the “Jagged Peak compensation proposal”).

Jagged Peak will transact no other business at the Jagged Peak special meeting, except such business as may properly be brought before the Jagged Peak special meeting or any adjournments or postponements thereof by or at the direction of the Jagged Peak board of directors (the “Jagged Peak board”) in accordance with Jagged Peak’s amended and restated bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Jagged Peak special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Merger” beginning on page 60 for a description of the transactions contemplated by the merger agreement and “Risk Factors” beginning on page 32 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement.

Approval of the Jagged Peak merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock, par value $0.01 per share (“Jagged Peak common stock”), entitled to vote on the proposal is required to complete the merger between Jagged Peak and Merger Sub, as contemplated pursuant to the merger agreement (the “merger”). Holders of Jagged Peak common stock (“Jagged Peak stockholders”) will also be asked to approve the Jagged Peak compensation proposal.

The Jagged Peak board has fixed the close of business on                , 2019 as the record date for the determination of the Jagged Peak stockholders entitled to receive notice of, and to vote at, the Jagged Peak special meeting or any adjournments or postponements thereof. The Jagged Peak stockholders of record as of the close of business on the record date are the only Jagged Peak stockholders that are entitled to receive notice of, and to vote at, the Jagged Peak special meeting or any adjournments or postponements thereof. For additional information regarding the Jagged Peak special meeting, please see “Jagged Peak Special Meeting” beginning on page 51 of this joint proxy statement/prospectus, of which this notice is a part.

The Jagged Peak board, at a meeting duly called and held, has by unanimous vote (i) declared that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of Jagged Peak and the Jagged Peak stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger and (iii) recommended that the Jagged Peak stockholders approve and adopt the merger agreement and the transactions contemplated thereby, including the merger. The Jagged Peak board unanimously recommends that holders of Jagged Peak common stock vote “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal.

As a Jagged Peak stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

Please vote as promptly as possible, whether or not you plan to attend the Jagged Peak special meeting. If your shares are held in the name of a broker, bank, or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank, or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card, or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Jagged Peak common stock entitled to vote thereon and who is present at the Jagged Peak special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Jagged Peak special meeting in the manner described in this joint proxy statement/prospectus, of which this notice is a part.

If you have any questions concerning the Jagged Peak merger proposal, the Jagged Peak compensation proposal, the merger or this joint proxy statement/prospectus, of which this notice is a part, would like additional copies, or need help voting your shares of Jagged Peak common stock, please contact Jagged Peak’s corporate secretary:

Jagged Peak Energy Inc.

1401 Lawrence Street, Suite 1800

Denver, Colorado 80202

(720) 215-3700

Your vote is very important. The merger between Parsley and Jagged Peak cannot be completed without the approval of the Jagged Peak merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the Jagged Peak merger proposal and the Jagged Peak compensation proposal. Broker non-votes and the failure to submit a proxy or vote in person at the Jagged Peak special meeting will have the same effect as a vote “AGAINST” the Jagged Peak merger proposal and will have no effect on the Jagged Peak compensation proposal.

By Order of the Board of Directors,

Christopher I. Humber

Executive Vice President,

General Counsel & Secretary

ADDITIONAL INFORMATION

Both Parsley and Jagged Peak file annual, quarterly, and current reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Parsley at www.parsleyenergy.com and from Jagged Peak at www.jaggedpeakenergy.com, as applicable. The information contained on, or that may be accessed through, Parsley’s and Jagged Peak’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Parsley has filed a registration statement on Form S-4 with respect to the shares of Parsley Class A common stock issuable in the merger, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Parsley filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules, and exhibits, at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Parsley and Jagged Peak from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor (if applicable) at the following addresses and telephone numbers:

For Parsley stockholders:	For Jagged Peak stockholders:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000 Austin, Texas 78701 (737) 704-2300	Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800 Denver, Colorado 80202 (720) 215-3700

Morrow Sodali LLC 470 West Avenue Stamford, Connecticut 06902 PE@investor.morrowsodali.com Telephone: (800) 662-5200 Brokers, banks and other nominees can call collect at: (203) 658-9400

If you would like to request any documents, please do so by                 , 2019, which is five business days prior to the date of the Parsley special meeting and the Jagged Peak special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Parsley, constitutes a prospectus of Parsley under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Parsley Class A common stock issuable to Jagged Peak stockholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Jagged Peak and Parsley under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Parsley special meeting and a notice of meeting with respect to the Jagged Peak special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                 , 2019, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Parsley stockholders or Jagged Peak stockholders nor the issuance by Parsley of shares of Parsley Class A common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Parsley has been provided by Parsley, and information contained in this joint proxy statement/prospectus regarding Jagged Peak has been provided by Jagged Peak.

All references in this joint proxy statement/prospectus to (i) “Parsley” refer to Parsley Energy, Inc., a Delaware corporation; (ii) “Jagged Peak” refer to Jagged Peak Energy Inc., a Delaware corporation; (iii) “Merger Sub” refer to Jackal Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parsley, (iv) “LLC Sub” refer to a wholly owned subsidiary of Parsley organized under the laws of the State of Delaware (v) “Parsley Class A common stock” refer to the Class A common stock of Parsley, par value $0.01 per share; (vi) “Parsley Class B common stock” refer to the Class B common stock of Parsley, par value $0.01 per share; (vii) “Parsley common stock” refer to Parsley Class A common stock and Parsley Class B common stock collectively; (viii) “Jagged Peak common stock” refer to the common stock of Jagged Peak, par value $0.01 per share; (ix) “Parsley stockholders” refer to holders of Parsley common stock; (x) “Jagged Peak stockholders” refer to holders of Jagged Peak common stock; (xi) “Parsley board” refer to the Parsley board of directors; (xii) “Jagged Peak board” refer to the Jagged Peak board of directors, (xiii) “merger agreement” refer to the Agreement and Plan of Merger, dated as of October 14, 2019, by and among Parsley, Jagged Peak and Merger Sub; (xiv) “merger” refer to the merger of Merger Sub with and into Jagged Peak pursuant to the merger agreement, with Jagged Peak as the surviving company; (xv) “subsequent merger” refer to the subsequent merger of Jagged Peak with and into LLC Sub, with LLC Sub continuing as the surviving entity as a wholly owned subsidiary of Parsley; (xvi) “integrated mergers” refer to the merger and the subsequent merger; (xvii) the “exchange ratio” refer to the ratio of 0.447 shares of Parsley Class A common stock per outstanding share of Jagged Peak common stock that will be issued to eligible Jagged Peak stockholders in connection with the merger; (xviii) the “Parsley special meeting” refer to the meeting of the Parsley stockholders in connection with the merger, as may be adjourned or postponed from time to time; (xix) “Jagged Peak special meeting” refer to the meeting of the Jagged Peak stockholders in connection with the merger, as may be adjourned or postponed from time to time; (xx) “GAAP” refer to accounting principles generally accepted in the United States of America; (xxi) except as otherwise noted herein, “free cash flow,” a non-GAAP financial measure, mean, with respect to Parsley, cash flow from operations before changes in operating assets and liabilities less accrual-based development capital expenditures and, with respect to Jagged Peak, earnings before interest, depreciation and amortization, adjusted for exploration expense, less interest expense, cash taxes and capital expenditures; (xxii) “cash return on capital invested,” a non-GAAP financial measure, mean the sum of cash flow from operations and after-tax interest expense divided by the sum of average gross property, plant and equipment and average non-cash working capital; (xxiii) “special meetings” mean the Parsley special meeting and the Jagged Peak special meeting collectively; and (xxiv) “eligible share” mean each share of Jagged Peak common stock issued and outstanding immediately prior to the effective time that is eligible for conversion into Parsley Class A common stock in accordance with the terms of the merger agreement. All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

i

QUESTIONS AND ANSWERS

The following are some questions that you may have regarding the merger, the issuance of shares of Parsley Class A common stock to Jagged Peak stockholders in connection with the merger, and other matters being considered at the Parsley special meeting and Jagged Peak special meeting and the answers to those questions. Parsley and Jagged Peak urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all the information that might be important to you with respect to the merger, the issuance of shares of Parsley Class A common stock in connection with the merger, and the other matters being considered at the Parsley special meeting and the Jagged Peak special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Parsley and Jagged Peak have entered into the merger agreement, pursuant to which, on the terms and subject to the conditions included in the merger agreement, Parsley has agreed to acquire Jagged Peak by means of a merger of Merger Sub, a wholly owned subsidiary of Parsley, with and into Jagged Peak, with Jagged Peak surviving the merger as a wholly owned subsidiary of Parsley, and your vote is required in connection with the merger. The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, and in accordance with the rules of the New York Stock Exchange (the “NYSE”), Parsley stockholders must approve the issuance of shares of Parsley Class A common stock to Jagged Peak stockholders in connection with the merger pursuant to the terms of the merger agreement (the “share issuance” and such proposal, the “share issuance proposal”). Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting.

Also, in order to complete the merger, and in accordance with the Delaware General Corporation Law (the “DGCL”), Jagged Peak stockholders must approve and adopt the merger agreement (the “Jagged Peak merger proposal”). Approval of the Jagged Peak merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the share issuance, and other matters being considered at the Parsley special meeting and the Jagged Peak special meeting.

Q:	When and where is the Parsley special meeting?

A:	The Parsley special meeting will be held on , 2019 at , Central Time, at .

Q:	When and where is the Jagged Peak special meeting?

A:	The Jagged Peak special meeting will be held on , 2019 at , Central Time, at .

Q:	What will Jagged Peak stockholders receive for their shares of Jagged Peak common stock in the merger?

A:

Immediately following the effective time of the merger (the “effective time” and the date of the effective time, the “closing date”), each share of Jagged Peak common stock issued and outstanding immediately prior to the effective time that is eligible for conversion into Parsley Class A common stock in accordance with the terms of the merger agreement will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock, with cash paid in lieu of the issuance of fractional shares, if any (the “merger consideration”).

In addition, the Jagged Peak board and/or compensation committee will take all actions as may be necessary so that, at the effective time, each of Jagged Peak’s outstanding restricted stock units and performance stock units will be treated as described in “The Merger—Treatment of Jagged Peak Equity Awards in the Merger.”

For additional information regarding the consideration to be received in the merger, please see “The Merger—Effects of the Merger.”

Q:	If I am a Jagged Peak stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent eligible shares of Jagged Peak common stock (which we refer to as “Jagged Peak common stock certificates”), a notice advising you of the effectiveness of the merger and a letter of transmittal and instructions for the surrender of your Jagged Peak common stock certificates will be mailed to you as soon as practicable after the effective time of the merger. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Parsley common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of Parsley common stock and dividends and other distributions on the shares of Parsley common stock issuable to you as merger consideration.

If you are a holder of book-entry shares representing eligible shares of Jagged Peak common stock (which we refer to as “Jagged Peak book-entry shares”) which are held through the Depository Trust Company (which we refer to as “DTC”), the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, the merger consideration, cash in lieu of any fractional shares of Parsley common stock and any dividends and other distributions on the shares of Parsley common stock issuable as merger consideration, in each case, that DTC has the right to receive.

If you are a holder of record of Jagged Peak book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the merger, (i) a notice advising you of the effectiveness of the merger, (ii) a statement reflecting the aggregate whole number of shares of Parsley common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount equal to the cash payable in lieu of any fractional shares of Parsley common stock and dividends and other distributions on the shares of Parsley common stock issuable to you as merger consideration.

No interest will be paid or accrued on any amount payable for shares of Jagged Peak common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Jagged Peak common stock for the merger consideration, see the section entitled “The Merger Agreement—Exchange and Payment Procedures.”

Q:	What will holders of Jagged Peak equity awards receive in the merger?

A:	The merger agreement provides for the treatment set forth below with respect to the awards held by Jagged Peak’s non-employee directors and executive officers at the effective time:

Jagged Peak Restricted Stock Units: Each Jagged Peak restricted stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley, or the holder thereof, be assumed by Parsley and remain subject to the same terms and conditions as were applicable to such award of restricted stock units, but shall be converted into an award with the right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak restricted stock units as of immediately prior to the effective time and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

Jagged Peak Performance Stock Units: Each Jagged Peak performance stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley or the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of

Jagged Peak performance stock units that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Jagged Peak board after consultation with Parsley), measured based on a truncated performance period that ends immediately prior to the effective time, and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

For additional information regarding the treatment of Jagged Peak equity awards, please see “The Merger—Treatment of Jagged Peak Equity Awards in the Merger.”

Q:	Who will own Parsley immediately following the merger?

A:

Parsley and Jagged Peak estimate that, upon completion of the merger, Parsley stockholders as of immediately prior to the merger will hold approximately 77%, and Jagged Peak stockholders as of immediately prior to the merger will hold approximately 23%, of the issued and outstanding shares of Parsley common stock (without giving effect to any shares of Parsley common stock held by Jagged Peak stockholders prior to the merger). The exact equity stake of Jagged Peak stockholders in Parsley immediately following the effective time will depend on the number of shares of Parsley common stock and shares of Jagged Peak common stock issued and outstanding immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of Parsley following the completion of the merger?

A:

Upon completion of the merger, the current directors and executive officers of Parsley are expected to continue in their current positions, other than as may be publicly announced by Parsley in the normal course.

Additionally, the merger agreement provides that the Parsley board will be expanded to 11 directors as of the effective time and will include two independent directors from the board of directors of Jagged Peak as mutually agreed upon by Parsley and Jagged Peak (each such director, a “Jagged Peak director”). The Parsley board will continue to be divided into three classes, designated as Class I, Class II, and Class III, each with staggered, three-year terms. One Jagged Peak director will be appointed as a Class II director of the Parsley board, with a term ending at Parsley’s 2022 annual meeting of stockholders (the “Parsley 2022 annual meeting”), and will be appointed to the Nominating, Environmental, Social and Governance Committee of the Parsley board. The second Jagged Peak director will be appointed as a Class I director, with a term ending at Parsley’s 2021 annual meeting of stockholders (the “Parsley 2021 annual meeting”), and will be appointed to the Reserves Committee of the Parsley board.

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the Parsley special meeting and Jagged Peak special meeting is very important and you are encouraged to submit a proxy as soon as possible. The merger cannot be completed without, among other things, the (i) approval of the share issuance proposal by the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting and (ii) approval of the Jagged Peak merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal.

Parsley. Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, while a broker non-vote or the failure of a Parsley stockholder to vote will have no effect on the outcome of the share issuance proposal.

Jagged Peak. Approval of the Jagged Peak merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal. Accordingly, a Jagged Peak stockholder’s abstention from voting, a broker non-vote, or the failure of a

Jagged Peak stockholder to vote will have the same effect as a vote “against” the Jagged Peak merger proposal. Approval of the Jagged Peak compensation proposal requires the affirmative vote of the holders of a majority of the Jagged Peak common stock entitled to vote thereon and present in person or represented by proxy at the Jagged Peak special meeting. Accordingly, a Jagged Peak stockholder’s abstention from voting will have the same effect as a vote “against” the Jagged Peak compensation proposal, while a broker non-vote or the failure of a Jagged Peak stockholder to vote will have no effect on the outcome of the Jagged Peak compensation proposal.

Q:	How do the Parsley board and the Jagged Peak board recommend that I vote?

A:

The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the share issuance proposal. For additional information regarding how the Parsley board recommends that Parsley stockholders vote, see the section entitled “The Merger—Recommendation of the Parsley Board and Reasons for the Merger.”

The Jagged Peak board unanimously recommends that Jagged Peak stockholders vote “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal. For additional information regarding how the Jagged Peak board recommends that Jagged Peak stockholders vote, see the section entitled “The Merger—Recommendation of the Jagged Peak Board and Reasons for the Merger.”

Q:	Will the shares of Parsley Class A common stock received at the time of completion of the merger be traded on an exchange?

A:

Yes. It is a condition to the consummation of the merger that the shares of Parsley Class A common stock issuable to Jagged Peak stockholders in connection with the merger be authorized for listing on the New York Stock Exchange, upon official notice of issuance. Jagged Peak common stock currently trades on the NYSE under the stock symbol “JAG.” When the merger is completed, the Jagged Peak common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Q:	How will Parsley stockholders be affected by the merger?

A:

Upon completion of the merger, each Parsley stockholder will hold the same number of shares of Parsley common stock that such stockholder held immediately prior to completion of the merger. As a result of the merger, Parsley stockholders will own shares in a larger company with more assets. However, because Parsley will be issuing additional shares of Parsley Class A common stock to Jagged Peak stockholders in exchange for their shares of Jagged Peak common stock in connection with the merger, each outstanding share of Parsley Class A common stock issued and outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Parsley Class A common stock issued and outstanding after the merger.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to holders of Jagged Peak common stock?

A:

Assuming that the integrated mergers are completed as currently contemplated, Parsley and Jagged Peak intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the “Code”). The obligation of Parsley to complete the merger is conditioned upon the receipt of an opinion from Kirkland & Ellis LLP (“Kirkland”), counsel to Parsley, in form and substance reasonably satisfactory to Parsley, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. The obligation of Jagged Peak to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins LLP (“Vinson & Elkins”), counsel to Jagged Peak, in form and substance reasonably satisfactory to Jagged Peak, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. Provided that the integrated mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of Jagged Peak common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Jagged Peak common stock for shares of Parsley Class A common stock in the merger (other than gain or loss with respect to any cash received in lieu of a fractional share of Parsley Class A common stock). Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Integrated Mergers” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders of Jagged Peak common stock.

Q:	When do Parsley and Jagged Peak expect to complete the merger?

A:

Parsley and Jagged Peak currently expect to complete the merger in the first quarter of fiscal year 2020. However, neither Parsley nor Jagged Peak can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Merger—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What happens if the merger is not completed?

A:

If the merger agreement is not approved and adopted by the Jagged Peak stockholders, the share issuance proposal is not approved by Parsley stockholders, or the merger is not completed for any other reason, Jagged Peak stockholders will not receive any payment for shares of Jagged Peak common stock they own. Instead, Jagged Peak will remain an independent public company, Jagged Peak common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act, and Jagged Peak will continue to file periodic reports with the SEC.

Under specified circumstances, Jagged Peak or Parsley may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:	Who can vote at, and what are the record dates of, each of the Parsley special meeting and the Jagged Peak special meeting?

A:

All Parsley stockholders who hold shares of Parsley common stock of record at the close of business on                , 2019, the record date for the Parsley special meeting (the “Parsley record date”), are entitled to receive notice of and to vote at the Parsley special meeting.

All Jagged Peak stockholders who hold shares of Jagged Peak common stock of record at the close of business on                , 2019, the record date for the Jagged Peak special meeting (the “Jagged Peak record date”), are entitled to receive notice of and to vote at the Jagged Peak special meeting.

Q:	How many votes may I cast?

A:

Each outstanding share of Parsley common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting. The Parsley stockholders of record on the Parsley record date are the only Parsley stockholders that are entitled to receive notice of, and to vote at, the Parsley special meeting and any adjournments or postponements thereof.

Each outstanding share of Jagged Peak common stock entitles its holder of record to one vote on each matter to be considered at the Jagged Peak special meeting. The Jagged Peak stockholders of record on the Jagged Peak record date are the only Jagged Peak stockholders that are entitled to receive notice of, and to vote at, the Jagged Peak special meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at each of the Parsley special meeting and the Jagged Peak special meeting?

A:	In order for business to be conducted at the Parsley and Jagged Peak special meetings, a quorum must be present.

A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting, represented in person or by proxy. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Parsley common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Parsley special meeting. Broker non-votes will not be counted for purposes of determining whether there is a quorum at the Parsley special meeting.

A quorum at the Jagged Peak special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting, represented in person or by proxy. If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Jagged Peak common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Jagged Peak special meeting. Broker non-votes will not be counted for purposes of determining whether there is a quorum at the Jagged Peak special meeting.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable enclosed proxy card, or complete, sign, date, and return the applicable enclosed proxy card in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Parsley special meeting or the Jagged Peak special meeting, as applicable.

For additional information on voting procedures, please see “Parsley Special Meeting” and “Jagged Peak Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card, your proxy will be voted in accordance with your instructions.

For additional information on voting procedures, please see “Parsley Special Meeting” and “Jagged Peak Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Parsley special meeting will be tabulated and certified by the inspector of elections appointed by the Parsley board.

The votes at the Jagged Peak special meeting will be tabulated and certified by the inspector of elections appointed by the Jagged Peak board.

Q:	May I vote in person?

A:

Yes. If you are a Parsley stockholder of record on the Parsley record date, or a Jagged Peak stockholder of record on the Jagged Peak record date, you may attend the Parsley special meeting or Jagged Peak special meeting, respectively, and vote your shares in person, in lieu of submitting your proxy by internet, by telephone, or by completing, signing, dating, and returning the applicable enclosed proxy card. Please note that attendance alone at the Parsley special meeting or the Jagged Peak special meeting, as applicable, will not cause the voting of your shares; you must affirmatively vote the proxy card or meeting ballot provided.

If you are a beneficial owner of shares of Parsley common stock or Jagged Peak common stock, you are also invited to attend the Parsley special meeting or the Jagged Peak special meeting, respectively. However, because you are not the Parsley stockholder of record or Jagged Peak stockholder of record, you may not vote your shares in person at the Parsley special meeting or the Jagged Peak special meeting, respectively, unless you request and obtain a “legal proxy” issued in your own name from your bank, broker or other nominee.

If you appoint a non-management proxyholder, please make sure he or she is aware and ensure he or she will attend and submit a vote on your behalf at the applicable special meeting, with the proper authority from you, for your vote to count.

Q:	What must I bring to attend my special meeting?

A:

Only Parsley stockholders of record and beneficial owners of shares of Parsley common stock on the Parsley record date, holders of valid proxies for the Parsley special meeting, and invited guests of Parsley may attend the Parsley special meeting. Only Jagged Peak stockholders of record and beneficial owners of Jagged Peak common stock on the Jagged Peak record date, holders of valid proxies for the Jagged Peak special meeting, and invited guests of Jagged Peak may attend the Jagged Peak special meeting. All attendees should be prepared to present government-issued photo identification (such as a drivers’ license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Parsley stockholders or Jagged Peak stockholders of record, beneficial owners of shares of Parsley common stock or Jagged Peak common stock, or proxy holders.

For additional information on attending the Parsley special meeting and the Jagged Peak special meeting, please see “Parsley Special Meeting” and “Jagged Peak Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the Parsley special meeting or the Jagged Peak special meeting?

A:

You may receive more than one set of voting materials for the Parsley special meeting, the Jagged Peak special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Parsley common stock or your shares of Jagged Peak common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Parsley common stock or Jagged Peak common stock?

A:

If your shares of Parsley common stock are registered directly in your name with Parsley’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, or your shares of Jagged Peak common stock are registered directly in your name with Jagged Peak’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Parsley or Jagged Peak, as applicable.

If your shares of Parsley common stock or Jagged Peak common stock are held through a bank, broker, or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker, or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker, or other nominee. As the beneficial owner, you have the right to direct your bank, broker, or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend in person the Parsley special meeting or the Jagged

Peak special meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares of Parsley common stock or Jagged Peak common stock, as applicable, in person at the applicable special meeting unless you request and obtain a “legal proxy” issued in your own name from your bank, broker, or other nominee.

Q:

If my shares of Parsley common stock or Jagged Peak common stock are held in “street name” by my bank, broker, or other nominee, will my bank, broker, or other nominee automatically vote my shares for me?

A:

No. If your shares of Parsley common stock or Jagged Peak common stock are held in the name of a bank, broker, or other nominee, you will receive separate instructions from your bank, broker, or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker, or other nominee and follow the voting procedures provided by your bank, broker, or other nominee on your voting instruction form.

You should instruct your bank, broker, or other nominee how to vote your shares of Parsley common stock or Jagged Peak common stock, as applicable. Under the rules applicable to broker-dealers, your bank, broker, or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Parsley special meeting or the Jagged Peak special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Parsley and Jagged Peak do not expect any broker non-votes at the Parsley special meeting or Jagged Peak special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Parsley special meeting and Jagged Peak special meeting are considered non-routine. As a result, no broker will be permitted to vote your shares of Parsley common stock or Jagged Peak common stock at the applicable special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on the share issuance proposal, for Parsley stockholders, and (ii) the same effect as a vote “against” the Jagged Peak merger proposal, for Jagged Peak stockholders.

For additional information on voting procedures, please see “Parsley Special Meeting” and “Jagged Peak Special Meeting.”

Q:	What do I do if I am a Parsley stockholder and I want to revoke my proxy?

A:

Parsley stockholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Parsley’s corporate secretary at Parsley’s principal executive offices in Austin, Texas before the beginning of the Parsley special meeting. Parsley stockholders may also revoke their proxies by attending the Parsley special meeting and voting in person, although attendance at the Parsley special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If a Parsley stockholder holds shares through a bank, broker, or other nominee, such stockholder must contact that nominee to revoke any prior voting instructions or obtain a “legal proxy” as described above.

For additional information, please see “Parsley Special Meeting.”

Q:	What do I do if I am a Jagged Peak stockholder and I want to revoke my proxy?

A:

Jagged Peak stockholders may revoke or change a previously delivered proxy at any time before the meeting by delivering another proxy with a later date, by voting again via the internet or by telephone, or by delivering written notice of revocation of the proxy to Jagged Peak’s corporate secretary at Jagged Peak’s principal executive offices in Denver, Colorado before the beginning of the Jagged Peak special meeting. Jagged Peak stockholders may also revoke their proxies by attending the Jagged Peak special meeting and voting in person, although attendance at the Jagged Peak special meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If a Jagged Peak stockholder holds shares through a bank, broker, or other nominee, such stockholder must contact that nominee to revoke any prior voting instructions or obtain a “legal proxy” as described above.

For additional information, please see “Jagged Peak Special Meeting.”

Q:	Are there any risks that I should consider as a Parsley stockholder or Jagged Peak stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Parsley and Jagged Peak contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What happens if I sell or otherwise transfer my shares of Parsley common stock before the Parsley special meeting?

A:

The Parsley record date is prior to the date of the Parsley special meeting. If you sell or otherwise transfer your shares of Parsley common stock after the Parsley record date but before the Parsley special meeting, unless special arrangements are made between you and the person to whom you transfer your shares of Parsley common stock (such as provision of a proxy), you will retain your right to vote such shares at the Parsley special meeting but will otherwise transfer ownership of and the economic interest in your shares of Parsley common stock.

Q:	What happens if I sell or otherwise transfer my shares of Jagged Peak common stock before the Jagged Peak special meeting?

A:

The Jagged Peak record date is prior to the date of the Jagged Peak special meeting. If you sell or otherwise transfer your shares of Jagged Peak common stock after the Jagged Peak record date but before the Jagged Peak special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Jagged Peak common stock, you will retain your right to vote such shares at the Jagged Peak special meeting but will otherwise transfer ownership of and the economic interest in your shares of Jagged Peak common stock.

Q:	What happens if I sell or otherwise transfer my shares of Jagged Peak common stock before the completion of the merger?

A:

Only Jagged Peak stockholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your shares of Jagged Peak common stock prior to the completion of the merger, you will not become entitled to receive the merger consideration by virtue of the merger.

Q:	Do any of the officers or directors of Jagged Peak have interests in the merger that may differ from or be in addition to my interests as a Jagged Peak stockholder?

A:

In considering the recommendation of the Jagged Peak board that Jagged Peak stockholders vote to approve the Jagged Peak merger proposal and the Jagged Peak compensation proposal, Jagged Peak stockholders should be aware that, aside from their interests as stockholders of Jagged Peak, some of Jagged Peak’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Jagged Peak stockholders generally. The Jagged Peak board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the Jagged Peak merger proposal and the Jagged Peak compensation proposal.

For more information and quantification of these interests, please see “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger.”

Q:

If I am a Parsley stockholder and I oppose the share issuance proposal or if I am a Jagged Peak stockholder and I oppose the Jagged Peak merger proposal, but all such proposals are approved, what are my rights?

A:

Under Delaware law, Parsley stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Parsley Class A common stock as contemplated by the merger agreement. Parsley stockholders may vote against the share issuance proposal if they do not favor such proposal.

Because shares of Jagged Peak common stock are listed on the NYSE and holders of shares of Jagged Peak common stock are not required to receive consideration other than shares of Parsley Class A common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the merger, holders of shares of Jagged Peak common stock are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the merger. Jagged Peak stockholders may vote against the Jagged Peak merger proposal if they do not favor the merger.

Q:	Where can I find voting results of the Parsley special meeting and the Jagged Peak special meeting?

A:

Parsley and Jagged Peak intend to announce their respective preliminary voting results at each of the Parsley and Jagged Peak special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Parsley and Jagged Peak special meetings. All reports that Parsley and Jagged Peak file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Parsley and Jagged Peak?

A:	You can find more information about Parsley and Jagged Peak from various sources described in “Where You Can Find More Information.”

Q:

Who can answer any questions I may have about the Parsley special meeting, the Jagged Peak special meeting or the transactions contemplated by the merger agreement, including the merger and the share issuance?

A:

If you have any questions about the Parsley special meeting, the Jagged Peak special meeting, the merger, the share issuance proposal, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Parsley stockholders:	For Jagged Peak stockholders:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000 Austin, Texas 78701 Attention: Vice President – Investor Relations (512) 505-5199 ir@parsleyenergy.com	Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800 Denver, Colorado 80202 Attention: Investor Relations (720) 215-3754 jedwards@jaggedpeakenergy.com

Morrow Sodali LLC 470 West Avenue Stamford, Connecticut 06902 PE@investor.morrowsodali.com Telephone: (800) 662-5200 Banks, brokers and other nominees can call collect at: (203) 658-9400

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Parsley and Jagged Peak stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated herein and to which Parsley and Jagged Peak refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties (see pages 43 and 44)

Parsley Energy, Inc.

Parsley Energy, Inc. is an independent oil and natural gas company focused on the acquisition, development, exploration and production of unconventional oil and natural gas properties in the Permian Basin. The Permian Basin is located in west Texas and southeastern New Mexico and is characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Parsley’s properties are located in two sub areas of the Permian Basin, the Midland and Delaware Basins, where, given the associated returns, it focuses predominantly on horizontal development drilling. Shares of Parsley common stock are traded on the NYSE under the symbol “PE.” The principal executive offices of Parsley are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701 and its telephone number is (737) 704-2300.

Jagged Peak Energy Inc.

Jagged Peak Energy Inc. is an independent oil and natural gas exploration and production company focused on the acquisition and development of unconventional oil and associated liquids-rich natural gas reserves in the southern Delaware Basin. Prior to Jagged Peak’s incorporation in the state of Delaware in September 2016 and subsequent initial public offering in January 2017, Jagged Peak was originally formed as a limited liability company in April 2013 by an affiliate of Quantum Energy Investment Partners (“Quantum”) and former members of its management team at the time. Shares of Jagged Peak’s common stock are traded on the NYSE under the symbol “JAG.” The principal executive offices of Jagged Peak are located at 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202 and its telephone number is (720) 215-3700.

Merger Sub

Jackal Merger Sub, Inc. is a Delaware corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Jagged Peak, with Jagged Peak surviving as a direct, wholly owned subsidiary of Parsley and the separate corporate existence of Merger Sub will cease.

Merger Sub’s principal executive office is located at c/o Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, Texas 78701, and its telephone number is (737) 704-2300.

The Merger (see page 60)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub will merge with and into Jagged Peak, Merger Sub’s separate corporate existence will cease, and

Jagged Peak will be the surviving company following the merger. At the effective time, each eligible share of Jagged Peak common stock will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock, with cash paid in lieu of the issuance of any fractional shares of Parsley Class A common stock. Immediately following the effective time, the surviving company will merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parsley. Subsequent to this merger, Parsley plans to merge LLC Sub into its subsidiary Parsley Energy, LLC (“Parsley LLC”). In addition, Jagged Peak will take all actions as may be necessary so that at the effective time, each outstanding restricted stock unit and performance stock unit in respect of Jagged Peak common stock will be treated as described in “The Merger—Treatment of Jagged Peak Equity Awards in the Merger.”

Parsley Special Meeting (see page 45)

The Parsley special meeting will be held on                  , 2019 at                  , at                 , Central Time. The Parsley special meeting is being held to consider and vote on a proposal to approve the issuance of shares of Parsley Class A common stock to stockholders of Jagged Peak in connection with the merger pursuant to the terms of the merger agreement, which is referred to as the share issuance proposal.

The record date for the determination of Parsley stockholders entitled to notice of and to vote at the Parsley special meeting is the close of business on                  , 2019. Only Parsley stockholders who held Parsley common stock of record on the Parsley record date are entitled to vote at the Parsley special meeting and any adjournments or postponements of the Parsley special meeting. Each issued and outstanding share of Parsley common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting.

In order for business to be conducted at the Parsley special meeting, a quorum must be present. A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting, represented in person or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Parsley special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Parsley special meeting for the purpose of determining the presence of a quorum. If a quorum is not present or represented or if there are not sufficient votes for the approval of the share issuance proposal, Parsley expects that the Parsley special meeting will be adjourned by the chairman of the Parsley special meeting to solicit additional proxies. At any subsequent reconvening of the Parsley special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Parsley special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, while a broker non-vote or the failure of a Parsley stockholder to vote will have no effect on the outcome of the share issuance proposal.

As of the Parsley record date, there were                  shares of Parsley Class A common stock and                  shares of Parsley Class B common stock outstanding. As of the Parsley record date, Parsley directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                 shares of Parsley Class A common stock and                  shares of Parsley Class B common stock, or approximately                  % of the combined voting power of the issued and outstanding shares of Parsley common stock.

Voting and Support Agreement with Bryan Sheffield

In connection with the execution of the merger agreement, Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, entered into a voting and support agreement with Jagged Peak (the “Sheffield Support Agreement”) with respect to all shares of Parsley common stock beneficially owned by Mr. Sheffield, and any additional shares of Parsley common stock of which Mr. Sheffield acquires record and/or beneficial ownership in between the date of the Sheffield Support Agreement and the termination of the Sheffield Support Agreement (the “Sheffield Support Agreement Shares”), wherein Mr. Sheffield agreed to vote all of the Sheffield Support Agreement Shares (i) in favor of the approval of the share issuance proposal and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. As of the Parsley record date, Mr. Sheffield holds and is entitled to vote in the aggregate approximately                 % of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting. For more information on the Sheffield Support Agreement, please see the section entitled “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield.”

Jagged Peak Special Meeting (see page 51)

The Jagged Peak special meeting will be held on                  , 2019 at                 , at                , Central Time. The Jagged Peak special meeting is being held to consider and vote on the following proposals:

•

Proposal 1: to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each eligible share of Jagged Peak common stock will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock with cash paid in lieu of any fractional shares of Parsley Class A common stock, if any, which is referred to as the Jagged Peak merger proposal; and

•

Proposal 2: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger, which is referred to as the Jagged Peak compensation proposal, discussed under the heading “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger.”

The record date for the determination of Jagged Peak stockholders entitled to notice of and to vote at the Jagged Peak special meeting is the close of business on                  , 2019. The Jagged Peak stockholders of record on the Jagged Peak record date are the only Jagged Peak stockholders that are entitled to receive notice of, and to vote at, the Jagged Peak special meeting and any adjournments or postponements of the Jagged Peak special meeting. Each outstanding share of Jagged Peak common stock entitles its holder of record to one vote on each matter to be considered at the Jagged Peak special meeting.

In order for business to be conducted at the Jagged Peak special meeting, a quorum must be present. A quorum at the Jagged Peak special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting, represented in person or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Jagged Peak special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Jagged Peak special meeting for the purpose of determining the presence of a quorum. If a quorum is not present or represented, the chairman of the meeting or the holders of a majority in interest of those present or represented may adjourn the Jagged Peak special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Approval of the Jagged Peak merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal. Accordingly, a Jagged Peak stockholder’s abstention from voting, a broker non-vote or the failure of a Jagged Peak stockholder to vote will have the same effect as a vote “against” the Jagged Peak merger proposal.

Approval of the Jagged Peak compensation proposal requires the affirmative vote of the holders of a majority of the Jagged Peak common stock entitled to vote thereon and present in person or represented by proxy at the Jagged Peak special meeting. Accordingly, a Jagged Peak stockholder’s abstention from voting will have the same effect as a vote “against” the Jagged Peak compensation proposal, while a broker non-vote or the failure of a Jagged Peak stockholder to vote will have no effect on the outcome of the Jagged Peak compensation proposal.

As of the Jagged Peak record date, there were                 shares of Jagged Peak common stock outstanding. As of the record date, Jagged Peak directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                 shares of Jagged Peak common stock, or approximately                  % of the issued and outstanding shares of Jagged Peak common stock. As of the Jagged Peak record date, Q-Jagged Peak Energy Investment Partners, LLC (“Q-Jagged Peak”), an affiliate of Quantum, beneficially owned and was entitled to vote                shares of Jagged Peak common stock, or approximately                % of the issued and outstanding shares of Jagged Peak common stock.

Voting and Support Agreement with Q-Jagged Peak

In connection with the execution of the merger agreement, Q-Jagged Peak, an affiliate of Quantum, entered into a voting and support agreement with Parsley (the “Quantum Support Agreement”) with respect to all shares of Jagged Peak common stock beneficially owned by Q-Jagged Peak, and any additional shares of Jagged Peak common stock of which Q-Jagged Peak acquires record and/or beneficial ownership in between the date of the Quantum Support Agreement and the termination of the Quantum Support Agreement (the “Quantum Support Agreement Shares”), wherein Q-Jagged Peak agreed to vote all of the Quantum Support Agreement Shares (i) in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, subject to certain exceptions and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. As of the Jagged Peak record date, Q-Jagged Peak holds and is entitled to vote in the aggregate approximately                % of the issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting. Accordingly, as long as the Jagged Peak board does not change its recommendation with respect to such proposal, approval of the merger proposal at the Jagged Peak special meeting is assured. In the event that the Jagged Peak board has changed its recommendation to its stockholders to approve and adopt the merger agreement, Q-Jagged Peak’s voting obligation is reduced to 34% of the total issued and outstanding shares of Jagged Peak common stock plus additional votes proportionate to the voting percentage of Jagged Peak’s other stockholders. For more information, please see the section entitled “Jagged Peak Special Meeting—Voting and Support Agreement with Q-Jagged Peak.”

Recommendation of the Parsley Board and Reasons for the Merger (see page 69)

The Parsley board unanimously recommends that the Parsley stockholders vote “FOR” the share issuance proposal.

For additional information on the recommendation of the Parsley board, please see “The Merger—Recommendation of the Parsley Board and Reasons for the Merger.”

Recommendation of the Jagged Peak Board and Reasons for the Merger (see page 73)

The Jagged Peak board unanimously recommends that the Jagged Peak stockholders vote “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal.

For additional information on the recommendation of the Jagged Peak board, please see “The Merger—Recommendation of the Jagged Peak Board and Reasons for the Merger.”

Opinion of Parsley’s Financial Advisor (see page 87 and Annex B)

Parsley engaged Tudor Pickering Holt & Co. Advisors LP (“TPH”) to act as Parsley’s financial advisor for purposes of the proposed merger. On October 14, 2019, TPH delivered an opinion to the Parsley board as to the fairness, from a financial point of view, to Parsley of the merger consideration to be paid by Parsley pursuant to the merger agreement. For purposes of TPH’s opinion and the summaries of such opinion included in this joint proxy statement/prospectus, the term “merger consideration” means 0.447 shares of Parsley Class A common stock for each eligible share of Jagged Peak common stock (other than any shares of Jagged Peak common stock held in the treasury of Jagged Peak or otherwise owned by Parsley or Merger Sub), as set forth in the merger agreement.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Parsley stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Parsley board in connection with its consideration of the proposed merger, and TPH’s opinion does not address any other aspect of the merger agreement and does not constitute a recommendation as to how any stockholder of Parsley or Jagged Peak should vote with respect to the proposed merger or any other matter.

For further information, please see “The Merger—Opinion of Parsley’s Financial Advisor” beginning on page 87 of this joint proxy statement/prospectus.

Opinions of Jagged Peak’s Financial Advisors (see page 98 and Annex C and page 108 and Annex D)

Opinion of Citigroup Global Markets Inc. (see page 98 and Annex C)

Jagged Peak has engaged Citigroup Global Markets Inc. (“Citi”) as a financial advisor in connection with the proposed merger. In connection with this engagement, Citi delivered a written opinion, dated October 14, 2019, to the Jagged Peak board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for pursuant to the merger agreement. The full text of Citi’s written opinion, dated October 14, 2019, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth herein is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Jagged Peak board (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the integrated mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Jagged Peak to effect or enter into the integrated mergers, the relative merits of the integrated mergers as compared to any alternative business strategies that might exist for Jagged Peak or the effect of any other transaction which Jagged Peak might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed integrated mergers or otherwise.

For further information, see “The Merger—Opinions of Jagged Peak’s Financial Advisors—Opinion of Citigroup Global Capital Markets Inc.” beginning on page 98 of this joint proxy statement/prospectus.

Opinion of RBC Capital Markets, LLC (see page 108 and Annex D)

Jagged Peak retained RBC Capital Markets, LLC (“RBCCM”, and together with Citi, “Jagged Peak’s financial advisors”) to provide its opinion as to the fairness, from a financial point of view, to holders of Jagged Peak common stock of the exchange ratio provided for pursuant to the terms and subject to the conditions set forth in the merger agreement. RBC has delivered a written opinion to the Jagged Peak board to the effect that, as of October 14, 2019, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to holders of eligible shares of Jagged Peak common stock.

RBCCM’s advice (written or oral) and opinion were provided for the benefit, information and assistance of the Jagged Peak board (in its capacity as such) in connection with its evaluation of the integrated mergers. RBCCM’s opinion did not address the underlying business decision of Jagged Peak to engage in the integrated mergers or the relative merits of the integrated mergers compared to any alternative business strategy or transaction that may be available to Jagged Peak or in which Jagged Peak might engage. RBCCM’s opinion does not constitute an opinion or recommendation to any holder of Jagged Peak common stock as to how any such holder should vote or act with respect to the integrated mergers or any proposal to be voted upon in connection with the integrated mergers or otherwise.

The full text of RBCCM’s written opinion, dated October 14, 2019, is attached to this joint proxy statement/prospectus as Annex D, and constitutes part of this joint proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by RBCCM in rendering its opinion.

For a further discussion of RBCCM’s opinion, Jagged Peak’s relationship with RBCCM and the terms of RBCCM’s engagement, see “The Merger—Opinions of Jagged Peak’s Financial Advisors—Opinion of RBC Capital Markets, LLC” beginning on page 108 of this joint proxy statement/prospectus.

Interests of Certain Jagged Peak Directors and Executive Officers in the Merger (see page 119)

In considering the recommendation of the Jagged Peak board that Jagged Peak stockholders vote to approve the Jagged Peak merger proposal and the Jagged Peak compensation proposal, Jagged Peak stockholders should be aware that aside from their interests as stockholders of Jagged Peak, Jagged Peak’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Jagged Peak stockholders generally. These interests are described in more detail in the section entitled “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger” beginning on page 119. The Jagged Peak board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the approval of the Jagged Peak merger proposal and the Jagged Peak compensation proposal. See “The Merger—Background of the Merger” and “The Merger—Recommendation of the Jagged Peak Board and Reasons for the Merger.” Jagged Peak stockholders should take these interests into account in deciding whether to vote “FOR” the Jagged Peak merger proposal and the other proposals. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Board of Directors and Management of Parsley Following Completion of the Merger (see page 125)

Upon completion of the merger, the current directors and executive officers of Parsley are expected to continue in their current positions, other than as may be publicly announced by Parsley in the normal course.

Additionally, pursuant to the merger agreement, the Parsley board will be expanded to 11 directors as of the effective time and will include two independent directors from the Jagged Peak board as mutually agreed upon by Parsley and Jagged Peak. The Parsley board will continue to be divided into three classes, designated as Class I, Class II, and Class III, each with staggered, three-year terms. One such Jagged Peak director will be appointed as a Class II director of the Parsley board, with a term ending at the Parsley 2022 annual meeting, and will be appointed to the Nominating, Environmental, Social and Governance Committee of the Parsley board. The second such Jagged Peak director will be appointed as a Class I director, with a term ending at the Parsley 2021 annual meeting, and will be appointed to the Reserves Committee of the Parsley board.

Appraisal Rights or Dissenters’ Rights (see page 131)

No appraisal rights or dissenters’ rights will be available with respect to the merger or the share issuance for Parsley stockholders or Jagged Peak stockholders.

Material U.S. Federal Income Tax Consequences of the Integrated Mergers (see page 125)

Assuming that the integrated mergers are completed as currently contemplated, Parsley and Jagged Peak intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Parsley to complete the merger is conditioned upon the receipt of an opinion from Kirkland, counsel to Parsley, in form and substance reasonably satisfactory to Parsley, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. The obligation of Jagged Peak to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins, counsel to Jagged Peak, in form and substance reasonably satisfactory to Jagged Peak, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. Provided that the integrated mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of Jagged Peak common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Jagged Peak common stock for shares of Parsley Class A common stock in the merger (other than gain or loss with respect to any cash received in lieu of a fractional share of Parsley Class A common stock). Please see “The Merger—Material U.S. Federal Income Tax Consequences of the Integrated Mergers” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders of Jagged Peak common stock.

Accounting Treatment of the Merger (see page 128)

Parsley prepares its financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The merger will be accounted for as a business combination, using the acquisition method of accounting with Parsley being considered the acquirer of Jagged Peak for accounting purposes. This means that Parsley will record all assets acquired and liabilities assumed from Jagged Peak at their acquisition date fair values at the effective date of the merger.

Regulatory Approvals (see page 128)

Antitrust Clearance

The completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated.

On November 1, 2019, Parsley and Jagged Peak each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on December 2, 2019, unless otherwise extended or terminated early.

At any time before or after consummation of the merger, notwithstanding any future termination of the waiting period under the HSR Act, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Parsley or Jagged Peak or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the share issuance proposal, Parsley has filed a registration statement with the SEC under the Exchange Act, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Parsley Class A common stock issuable upon the effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the merger is subject to approval for listing of the shares of Parsley Class A common stock issuable in the merger on the NYSE, subject to official notice of issuance.

Treatment of Jagged Peak Equity Awards in the Merger (see page 129)

The merger agreement provides for the treatment set forth below with respect to the awards held by Jagged Peak’s non-employee directors and executive officers at the effective time:

Jagged Peak Restricted Stock Units. Each Jagged Peak restricted stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley, or the holder thereof, be assumed by Parsley and remain subject to the same terms and conditions as were applicable to such award of restricted stock units, but shall be converted into an award with the right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak restricted stock units as of immediately prior to the effective time and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

Jagged Peak Performance Stock Units. Each Jagged Peak performance stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley or the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak performance stock units that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Jagged Peak board after consultation with Parsley), measured based on a truncated performance period that ends immediately prior to the effective time, and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

For additional information regarding the treatment of Jagged Peak equity awards, please see “The Merger—Treatment of Jagged Peak Equity Awards in the Merger.”

Listing of Parsley Class A Common Stock; Delisting and Deregistration of Jagged Peak Common Stock (see page 130)

It is a condition to the consummation of the merger that the shares of Parsley Class A common stock issuable to Jagged Peak stockholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Jagged Peak common stock currently trade on the NYSE under the stock symbol “JAG.” When the merger is completed, Jagged Peak will cease to exist and the Jagged Peak common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

No Solicitation; Changes in Recommendation (see page 144)

Subject to certain exceptions, the merger agreement limits Parsley’s and Jagged Peak’s ability to solicit, knowingly encourage (including by way of providing information or taking any other action) or discuss or negotiate with any person with respect to a Parsley competing proposal or a Jagged Peak competing proposal (as defined herein). For a more detailed discussion on Parsley and Jagged Peak and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement—No Solicitation; Changes in Recommendation.”

Conditions to Completion of the Merger (see page 157)

The obligations of Parsley and Jagged Peak to consummate the merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•	approval of the Parsley share issuance proposal by the Parsley stockholders and approval of the Jagged Peak merger proposal by the Jagged Peak stockholders shall have been obtained;

•

any waiting period or clearance applicable to the merger and the other transactions contemplated by the merger agreement under the HSR Act and any other applicable antitrust laws shall have been terminated, expired or been obtained;

•

no governmental entity (including any antitrust authority) having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and no law shall have been adopted that makes consummation of the merger illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Parsley in connection with the issuance of shares of Parsley Class A common stock in the merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

•	the shares of Parsley Class A common stock issuable in the merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

The obligation of Jagged Peak to effect the merger is also subject to the satisfaction, or waiver by Jagged Peak, of the following additional conditions:

•

the accuracy of the representations and warranties of Parsley set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Jagged Peak’s receipt of an officer’s certificate from Parsley to that effect;

•

performance of, or compliance with, in all material respects, all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Parsley and Merger Sub prior to the effective time, and Jagged Peak’s receipt of an officer’s certificate from Parsley to that effect; and

•

receipt of an opinion from Vinson & Elkins, counsel to Jagged Peak, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Parsley to effect the merger is also subject to the satisfaction, or waiver by Parsley, of the following additional conditions:

•

the accuracy of the representations and warranties of Jagged Peak set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Parsley’s receipt of an officer’s certificate from Jagged Peak to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Jagged Peak prior to the effective time, and Parsley’s receipt of an officer’s certificate from Jagged Peak to that effect; and

•	receipt of an opinion from Kirkland, counsel to Parsley, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Parsley nor Jagged Peak can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (see page 158)

Parsley and Jagged Peak may mutually agree in writing to terminate the merger agreement before consummating the merger, even after approval of the share issuance proposal by the Parsley stockholders and the merger proposal by the Jagged Peak stockholders has been obtained.

In addition, either Parsley or Jagged Peak may terminate the merger agreement if:

•

any governmental entity (including any antitrust authority) having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any law that permanently makes consummation of the merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the merger agreement has been the cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the merger has not occurred on or before May 14, 2020 (i.e., the “outside date”); provided that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the failure of the merger to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the merger agreement, which would give rise to the failure of certain conditions to the merger and such breach is not curable prior to the outside date or, if curable prior to the outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) three business days prior to the outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

•

the approval of the Jagged Peak merger proposal by the Jagged Peak stockholders shall not have been obtained upon a vote held at a duly held Jagged Peak special meeting, or at any adjournment or postponement thereof; or the approval of the Parsley share issuance proposal by the Parsley stockholders shall not have been obtained upon a vote held at a duly held Parsley special meeting, or at any adjournment or postponement thereof.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Parsley, prior to, but not after, the time the Jagged Peak stockholders approve the Jagged Peak merger proposal, if the Jagged Peak board or a committee thereof has effected a Jagged Peak recommendation change (whether or not such Jagged Peak recommendation change is permitted by the merger agreement); or

•

by Jagged Peak, prior to, but not after, the time the Parsley stockholders approve the share issuance proposal, if the Parsley board or a committee thereof has effected a Parsley recommendation change (whether or not such Parsley recommendation change is permitted by the merger agreement).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement (see page 159)

Termination Fees Payable by Parsley

The merger agreement requires Parsley to pay Jagged Peak a termination fee of $189,035,000 if:

•

(i) (A) either party terminates the merger agreement because the Parsley stockholder approval is not obtained and on or before the date of any such termination a Parsley competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Parsley special meeting or (B) Parsley terminates the merger agreement following the outside date at a time when Jagged Peak would be permitted to terminate the merger agreement due to a terminable breach by Parsley or Jagged Peak terminates the merger agreement due to a terminable breach by Parsley and on or before the date of any such termination a Parsley competing proposal shall have been announced, disclosed or otherwise communicated to the Parsley board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Parsley enters into a definitive agreement with respect to a Parsley competing proposal (or publicly approves or recommends to the Parsley stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Parsley competing proposal) or consummates a Parsley competing proposal; or

•	Jagged Peak terminates the merger agreement following a Parsley recommendation change as described above in the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

In no event shall Parsley be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Jagged Peak

The merger agreement requires Jagged Peak to pay Parsley a termination fee of $57,435,000 if:

•

(i) (A) either party terminates the merger agreement because the Jagged Peak stockholder approval is not obtained and on or before the date of any such termination a Jagged Peak competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Jagged Peak special meeting or (B) Jagged Peak terminates the merger agreement following the outside date at a time when Parsley would be permitted to terminate the merger agreement due to a terminable breach by Jagged Peak or Parsley terminates the merger agreement due to a terminable breach by Jagged Peak and on or before the date of any such termination a Jagged Peak competing proposal shall have been announced, disclosed or otherwise communicated to the Jagged Peak board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Jagged Peak enters into a definitive agreement with respect to a Jagged Peak competing proposal (or publicly approves or recommends to the Jagged Peak stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Jagged Peak competing proposal) or consummates a Jagged Peak competing proposal; or

•	Parsley terminates the merger agreement following a Jagged Peak recommendation change as described above in the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

In no event shall Jagged Peak be required to pay the termination fee on more than one occasion.

Expenses

In addition, unless otherwise entitled to a termination fee, (i) Parsley may be obligated to pay Jagged Peak $54,010,000 for costs and expenses incurred in connection with the negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the merger, following a termination by either party as a result of the failure to obtain the Parsley stockholder approval and (ii) Jagged Peak may be obligated to pay Parsley $16,410,000 for costs and expenses incurred in connection with the negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the merger, following a termination by Parsley as a result of the failure to obtain the Jagged Peak stockholder approval.

In no event will either party be required to pay an expense reimbursement fee on more than one occasion. If either party pays a termination fee, then such party will not be required to also pay an expense reimbursement fee.

Specific Performance (see page 161)

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Completion of the Merger (see page 133)

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the merger).

As soon as practicable following the closing, a certificate of merger with respect to the merger, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The merger will become effective upon the filing and acceptance of the certificate of merger with the Office of the Secretary of State of the State of Delaware or at such other time as may be specified in the certificate of merger.

Parsley and Jagged Peak have targeted to complete the merger in the first quarter of fiscal year 2020, subject to receipt of the required Parsley stockholder approval and Jagged Peak stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the merger (Please see “Merger Agreement—Conditions to Completion of the Merger”).

Comparison of Rights of Parsley Stockholders and Jagged Peak Stockholders (see page 174)

Jagged Peak stockholders receiving Parsley Class A common stock in connection with the merger will have different rights once they become stockholders of Parsley due to differences between the governing documents of Parsley and Jagged Peak. These differences are described in more detail in “Comparison of Stockholder Rights.”

Risk Factors (see page 32)

Before voting at the Jagged Peak special meeting or the Parsley special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors under the heading “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PARSLEY

The following table sets forth selected historical consolidated financial data that has been derived from Parsley’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2018, as well as from Parsley’s unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Parsley or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Parsley’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2015 and 2014 and selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Parsley’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2018 has been derived from Parsley’s unaudited consolidated financial statements as of June 30, 2018, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
(Dollars in thousands, except per share data)	(unaudited)		(audited)
STATEMENT OF OPERATIONS DATA:
Total revenues	$926,212	$860,529	$1,826,431	$967,044	$457,773	$266,474	$302,429
Total operating expenses	628,828	475,817	1,198,556	714,575	426,745	374,969	248,295

Operating Income (loss)	297,384	384,712	627,875	252,469	31,028	(108,495)	54,134

Income (Loss) Before Income Taxes	131,826	302,989	551,444	129,628	(106,341)	(96,786)	93,190

Net Income (Loss)	$106,991	$246,421	$445,969	$123,920	$(88,917)	$(73,031)	$56,722

PER SHARE DATA:
Net income (loss) per common share:
Basic	$0.33	$0.76	$1.36	$0.44	$(0.46)	$(0.45)	$0.65
Diluted	$0.33	$0.76	$1.35	$0.42	$(0.46)	$(0.45)	$0.65
Weighted average common shares outstanding:
Basic	279,253	266,479	272,226	240,733	161,793	111,271	93,168
Diluted	279,363	267,043	272,884	296,512	161,793	111,271	93,271
CONSOLIDATED STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
Operating activities	$615,882	$490,981	$1,218,974	$690,750	$230,342	$173,429	$190,090
Investing activities	(747,314)	(831,091)	(1,594,036)	(3,456,860)	(1,885,366)	(427,165)	(1,247,677)
Financing activities	32,315	(12,377)	(15,911)	3,183,630	1,447,470	547,409	1,088,744
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and short-term investments	$64,099	$201,702	$163,216	$703,472	$136,669	$344,223	$50,550
Total assets (1)	9,838,066	9,139,443	9,391,363	8,793,198	3,938,782	2,505,100	2,040,490
Long-term debt	2,221,355	2,180,559	2,181,667	2,179,525	1,041,324	546,832	666,257
Noncontrolling interests	747,255	739,926	751,677	1,168,411	340,668	322,149	285,248
Total equity	6,428,001	6,100,147	6,319,735	5,880,706	2,430,306	1,586,641	992,489

(1)

On April 20, 2017, Parsley completed the Double Eagle Acquisition (as defined, and discussed further, in Note 1—Organization and Nature of Operations to consolidated financial statements included in Parsley’s Annual Report on Form 10-K for the year ended 2018 and incorporated by reference herein) for total consideration of approximately $2.6 billion.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF JAGGED PEAK

The following table sets forth selected historical consolidated financial data that has been derived from Jagged Peak’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2018, as well as from Jagged Peak’s unaudited consolidated financial statements as of and for the six months ended June 30, 2019 and 2018, and the related notes thereto. This disclosure does not include the effects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Jagged Peak or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Jagged Peak’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2015 and 2014 and selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from Jagged Peak’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. The selected balance sheet data as of June 30, 2018 has been derived from Jagged Peak’s unaudited consolidated financial statements as of June 30, 2018, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
(Dollars in thousands, except per share data)	(unaudited)		(audited)
STATEMENT OF OPERATIONS DATA:
Total revenues	$276,352	$287,729	$581,644	$267,312	$76,522	$33,851	$16,280
Total operating expenses	200,961	237,268	450,165	616,185	68,508	42,461	20,334

Operating Income (loss)	75,391	50,461	131,479	(348,873)	8,014	(8,610)	(4,054)

Income (Loss) Before Income Taxes	(67,564)	27,730	231,933	(393,991)	(9,760)	(7,484)	1,321

Net Income (Loss)	$(52,981)	$5,678	$165,458	$(451,934)	$(9,760)	$(7,484)	$1,321

PER SHARE DATA:
Net income (loss) per common share:
Basic	$(0.25)	$0.03	$0.78	$(0.36)
Diluted	$(0.25)	$0.03	$0.78	$(0.36)
Weighted average common shares outstanding:
Basic	213,321	213,073	213,128	212,932
Diluted	213,321	213,169	213,203	212,932
CONSOLIDATED STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
Operating activities	$168,247	$199,814	$427,656	$178,871	$32,083	$20,372	$7,615
Investing activities	(327,884)	(405,902)	(733,219)	(600,034)	(195,425)	(110,232)	(187,067)
Financing activities	149,204	332,057	331,269	418,959	160,904	70,397	199,800
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash and short-term investments	$24,796	$135,492	$35,229	$9,523	$11,727	$14,165	$33,628
Total assets	1,914,369	1,602,403	1,767,141	1,103,428	518,392	327,732	257,084
Long-term debt	639,904	488,906	489,239	155,000	132,000	20,000	—
Total equity	901,241	782,881	947,950	699,345	326,112	284,330	240,814

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined statements of earnings data for the six months ended June 30, 2019 and year ended December 31, 2018 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2018. The unaudited pro forma condensed combined balance sheet data at June 30, 2019 has been prepared to give effect to the merger as if the merger was completed on June 30, 2019. The following summary unaudited pro forma condensed combined consolidated financial information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus.

The pro forma financial statements have been prepared using the acquisition method of accounting for business combinations under GAAP, with Parsley treated as the acquirer. Under the acquisition method of accounting, Parsley will record all assets acquired and liabilities assumed from Jagged Peak at their respective acquisition date fair values at the effective time of closing of the merger. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. The sources and amounts of merger transaction expenses may also differ from that assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair values as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or financial position of the combined company that would have been recorded had the merger been completed as of the dates presented and should not be taken as representative of future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements do not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the combined operations. Future results may vary significantly from the results reflected because of various factors, including those described in “Risk Factors,” in Item 1A. Risk Factors of Parsley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 incorporated by reference in this joint proxy statement/prospectus, in Item 1A. Risk Factors of Parsley’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 incorporated by reference in this joint proxy statement/prospectus, in Item 1A. Risk Factors of Jagged Peak’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 incorporated by reference in this joint proxy statement/prospectus and in Item 1A. Risk Factors of Jagged Peak’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 incorporated by reference in this joint proxy statement/prospectus.

(in thousands, except per share amounts)	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(unaudited)
Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$1,202,564	$2,408,075
Net income (loss) available to common stockholders	$84,782	$606,855
Net income (loss) per share, basic	$0.23	$1.65
Net income (loss) per share, diluted	$0.23	$1.64

(in thousands)	As of June 30, 2019
	(unaudited)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$88,895
Total assets	$12,696,812
Total liabilities	$4,677,675
Total stockholders’ equity	$8,019,137

SUMMARY PRO FORMA COMBINED OIL, NATURAL GAS AND NGLS RESERVE AND PRODUCTION DATA

The following tables present the estimated summary pro forma combined net proved developed and undeveloped oil, natural gas and natural gas liquids (“NGLs”) reserves as of December 31, 2018 and summary pro forma production data for the six months ended June 30, 2019 and the year ended December 31, 2018. The pro forma reserve and production information set forth below gives effect to the merger as if the merger had been completed on January 1, 2018. The following summary pro forma reserve and production information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The summary pro forma reserve and production information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes thereto included in this joint proxy statement/prospectus.

	Year Ended December 31, 2018
	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Proved reserves:
Oil (MBbls)	294,446	91,704	386,150
Natural Gas (MMcf)	572,038	80,514	652,552
NGLs (MBbls)	131,933	13,767	145,700
Oil equivalents (MBoe)	521,719	118,890	640,609
Proved developed reserves:
Oil (MBbls)	170,526	54,542	225,068
Natural Gas (MMcf)	358,733	50,018	408,751
NGLs (MBbls)	81,000	8,554	89,554
Oil equivalents (MBoe)	311,315	71,432	382,747

	Six Months Ended June 30, 2019
	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Production:
Oil (MBbls)	14,983	5,179	20,162
Natural Gas (MMcf)	23,492	4,503	27,995
NGLs (MBbls)	5,137	851	5,988
Oil equivalents (MBoe)	24,035	6,781	30,816

	Year Ended December 31, 2018
	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Production:
Oil (MBbls)	25,356	9,620	34,976
Natural Gas (MMcf)	37,365	7,992	45,357
NGLs (MBbls)	8,353	1,534	9,887
Oil equivalents (MBoe)	39,937	12,486	52,423

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables present Parsley’s and Jagged Peak’s historical and pro forma per share data for the year ended December 31, 2018 and as of and for the six months ended June 30, 2019. The pro forma per share data for the year ended December 31, 2018 and as of and for the six months ended June 30, 2019 is presented as if the merger had been completed on January 1, 2018.

Historical per share data of Parsley for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from Parsley’s historical financial statements for the respective periods. Historical per share data of Jagged Peak for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from Jagged Peak’s historical financial statements for the respective periods. This information should be read together with the historical consolidated financial statements and related notes of Parsley and Jagged Peak filed by each with the SEC, and that are incorporated into this joint proxy statement/prospectus by reference. Please see “Where You Can Find More Information.”

Unaudited summary pro forma combined per share data for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived and should be read in conjunction with the unaudited pro forma condensed combined financial data included in “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes thereto included in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period.

	As of and for the Six Months Ended June 30, 2019
	Parsley Historical	Jagged Peak Historical	Pro Forma Combined	Pro Forma Equivalent Jagged Peak(3)
Net Earnings (Loss) Attributable to Common Stockholders Per Common Share:
Basic	$0.33	$(0.25)	$0.23	$0.10
Diluted(1)	$0.33	$(0.25)	$0.23	$0.10
Book Value Per Share	$20.13	$4.22	$19.30	$8.62
Cash Dividends Per Share(2)	—	—	—	—

	As of and for the Year Ended December 31, 2018
	Parsley Historical	Jagged Peak Historical	Pro Forma Combined	Pro Forma Equivalent Jagged Peak(3)
Net Earnings (Loss) Attributable to Common Stockholders Per Common Share:
Basic	$1.36	$0.78	$1.65	$0.74
Diluted(1)	$1.35	$0.78	$1.64	$0.73
Book Value Per Share	$19.83	$4.45	—	—
Cash Dividends Per Share(2)	—	—	—	—

(1)	For the year ended 2018 and the six months ended June 30, 2019, Class B common stock was not recognized in dilutive earnings per share calculations as the effect would have been antidilutive.
(2)

Jagged Peak has historically not paid any cash dividends on its common stock and does not intend to do so in the foreseeable future. On August 26, 2019, the Parsley board approved the initiation of a quarterly dividend of $0.03 per share on shares of Parsley Class A common stock, which was paid on September 30, 2019 to the stockholders of record on September 20, 2019. Subject to limited exceptions, the merger agreement generally prohibits Parsley and Jagged Peak from paying dividends to their respective stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms; provided, that (i) Parsley may declare, set aside and pay quarterly cash dividends on shares of Parsley Class A common stock not to exceed $0.03 per share and (ii) Parsley LLC, a subsidiary of Parsley, may declare, set aside and pay quarterly cash distributions on the units of Parsley LLC in connection with the payment of such dividend. Please see “The Merger Agreement—Conduct of Business.”

(3)	Determined using the pro forma combined per share data multiplied by 0.447 (the exchange ratio).

MARKET PRICE INFORMATION

Parsley Class A common stock is listed on the NYSE under the symbol “PE.” Jagged Peak’s common stock is listed on the NYSE under the symbol “JAG.”

The high and low trading prices for the Parsley Class A common stock as of October 11, 2019, the last trading day immediately before the public announcement of the merger, were $17.13 and $16.70, respectively. The high and low trading prices for the Jagged Peak common stock as of October 11, 2019, the last trading day immediately before the public announcement of the merger, were $6.92 and $6.69, respectively.

As of                , 2019, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were                shares of Parsley Class A common stock outstanding and                shares of Jagged Peak common stock outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Parsley Class A common stock or Jagged Peak common stock, the market value of Parsley Class A common stock that Jagged Peak stockholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Parsley Class A common stock that Jagged Peak stockholders would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Parsley Class A common stock and Jagged Peak common stock prior to voting your shares. Please see “Risk Factors—Risk Factors Relating to the Merger.”

The following table sets forth the closing sale price per share of Parsley Class A common stock as reported on the NYSE and the closing sale price per share of Jagged Peak common stock as reported on the NYSE, in each case on October 11, 2019, the last trading day before the public announcement of the parties entering into the merger agreement, and on                , 2019, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Jagged Peak common stock as of the same two dates. The implied value was calculated by multiplying the NYSE closing price of a share of Parsley Class A common stock on the relevant date by the exchange ratio of 0.447 shares of Parsley Class A common stock for each share of Jagged Peak common stock.

	Parsley Class A Common Stock Closing Price		Jagged Peak Common Stock Closing Price		Exchange Ratio	Implied Per Share Value of Merger Consideration
October 11, 2019		$16.97		$6.82	0.447		$7.59
, 2019	$		$			$

Parsley stockholders and Jagged Peak stockholders are encouraged to obtain current market quotations for Parsley Class A common stock and Jagged Peak common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Parsley Class A common stock before or after the effective date of the merger. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Parsley and Jagged Peak refer you within this joint proxy statement/prospectus, as well as oral statements made or to be made by Parsley and Jagged Peak, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events, or developments that Parsley or Jagged Peak expects, believes, or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the merger, the expected timetable for completing the merger, the results, effects, benefits and synergies of the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Jagged Peak’s or Parsley’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Parsley and Jagged Peak caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Parsley’s and Jagged Peak’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the merger may not be completed;

•	Parsley stockholders may not approve the share issuance proposal;

•	Jagged Peak stockholders may not approve the Jagged Peak merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	the merger may not be accretive, and may be dilutive, to Parsley’s earnings per share, which may negatively affect the market price of Parsley Class A common stock;

•	Parsley and Jagged Peak may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Parsley or Jagged Peak;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the merger in the timeframe expected or at all;

•	the ultimate timing, outcome, and results of integrating the operations of Jagged Peak and Parsley;

•	the merger and its announcement and/or completion could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•	the merger may disrupt current plans and operations that may harm Parsley’s or Jagged Peak’s respective businesses;

•	the effects of the business combination of Jagged Peak and Parsley, including the combined company’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transaction;

•	any litigation relating to the merger;

•

risks to Parsley’s and Jagged Peak’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves; and

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Parsley Class A common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Parsley and Jagged Peak, please see “Risk Factors” in this joint proxy statement/prospectus as well as Parsley’s and Jagged Peak’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Parsley, Jagged Peak, or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In deciding how to vote, Parsley stockholders and Jagged Peak stockholders, respectively, should carefully consider the following risk factors and all of the information contained in or incorporated by reference herein, including, but not limited to, the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 as well as Parsley’s and Jagged Peak’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 192.

Risk Factors Relating to the Merger

Because the market price of Parsley Class A common stock will fluctuate, Jagged Peak stockholders cannot be sure of the value of the shares of Parsley Class A common stock they will receive in the merger. In addition, because the exchange ratio is fixed, the number of shares of Parsley Class A common stock to be received by Jagged Peak stockholders in the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of Parsley Class A common stock or Jagged Peak common stock.

As a result of the merger, each eligible share of Jagged Peak common stock will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock, with cash paid in lieu of the issuance of any fractional shares of Parsley Class A common stock. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Parsley Class A common stock or Jagged Peak common stock changes. Therefore, the value of the merger consideration will depend on the market price of Parsley Class A common stock at the effective time. The market price of Parsley Class A common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Jagged Peak special meeting, the date of the Parsley special meeting, the date the merger is completed and thereafter. The market price of Parsley Class A common stock, when received by Jagged Peak stockholders after the merger is completed, could be greater than, less than or the same as the market price of Parsley Class A common stock on the date of this joint proxy statement/prospectus or at the time of the Jagged Peak special meeting. Accordingly, you should obtain current stock price quotations for Parsley Class A common stock and Jagged Peak common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

The market price for Parsley Class A common stock following the closing may be affected by factors different from those that historically have affected or currently affect Parsley Class A common stock and Jagged Peak common stock.

Upon completion of the merger, Jagged Peak stockholders will receive shares of Parsley Class A common stock. Parsley’s financial position may differ from its financial position before the completion of the merger, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Parsley and those currently affecting the results of operations of Jagged Peak. Accordingly, the market price and performance of Parsley Class A common stock is likely to be different from the performance of Jagged Peak common stock in the absence of the merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Parsley Class A common stock, regardless of Parsley’s actual operating performance. For a discussion of the businesses of Parsley and Jagged Peak and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page 192.

Parsley stockholders and Jagged Peak stockholders, in each case as of immediately prior to the merger, will have reduced ownership in the combined company.

Based on the number of issued and outstanding shares of Jagged Peak common stock as of October 31, 2019 and the number of outstanding Jagged Peak equity awards currently estimated to be payable in shares of Parsley

Class A common stock in connection with the merger, Parsley anticipates issuing approximately 95.4 million shares of Parsley Class A common stock pursuant to the merger agreement. The actual number of shares of Parsley Class A common stock to be issued pursuant to the merger agreement will be determined at the completion of the merger based on the number of shares of Jagged Peak common stock outstanding immediately prior to such time. The issuance of these new shares could have the effect of depressing the market price of Parsley Class A common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Parsley’s earnings per share could cause the price of Parsley Class A common stock to decline or increase at a reduced rate.

Immediately after the completion of the merger, it is expected that Parsley stockholders as of immediately prior to the merger will own approximately 77%, and Jagged Peak stockholders as of immediately prior to the merger will own approximately 23%, of the issued and outstanding shares of Parsley common stock. As a result, Parsley’s current stockholders and Jagged Peak’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Parsley and Jagged Peak, respectively.

Parsley and Jagged Peak must obtain certain regulatory approvals and clearances to consummate the merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

The completion of the merger is subject to the receipt of antitrust clearance in the United States.

Under the HSR Act, the merger may not be completed until Notification and Report Forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the FTC or DOJ issues a Request for Further Information and Documentary Materials (“Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. Parsley and Jagged Peak each filed an HSR Act notification with the FTC and the DOJ on November 1, 2019. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on December 2, 2019, unless otherwise extended or terminated early.

At any time before or after consummation of the merger, notwithstanding any future expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

The merger is subject to a number of conditions to the obligations of both Parsley and Jagged Peak to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the merger or result in termination of the merger agreement.

The respective obligations of each of Jagged Peak and Parsley to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions:

•	the approval of the Jagged Peak merger proposal by Jagged Peak stockholders must have been obtained;

•	the approval of the share issuance proposal by Parsley stockholders must have been obtained;

•	shares of Parsley Class A common stock that will be issued in the merger must have been authorized for listing on NYSE, upon official notice of issuance;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending its effectiveness may be in effect;

•	no injunctions or decrees by any relevant governmental entity that prevent the merger may be outstanding;

•	all requisite regulatory approvals, both antitrust or otherwise and both U.S. and non-U.S., must have been obtained;

•	subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct;

•	the other party must have performed or complied in all material respects with all of its obligations under the merger agreement; and

•	each party must have received a tax opinion from its respective counsel to the effect that the integrated mergers, taken together, will constitute a “reorganization” under the Code.

Many of the conditions to completion of the merger are not within either Parsley’s or Jagged Peak’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to May 14, 2020, it is possible that the merger agreement may be terminated. Although Parsley and Jagged Peak have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than Parsley and Jagged Peak expect. Neither Parsley nor Jagged Peak can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent them from occurring. Any delay in completing the merger may adversely affect the cost savings and other benefits that Parsley and Jagged Peak expect to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Jagged Peak, which could adversely affect the future business and operations of Parsley following the merger.

Parsley and Jagged Peak are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Parsley’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Jagged Peak may experience uncertainty about their roles within Parsley following the merger or other concerns regarding the timing and completion of the merger or the operations of Parsley following the merger, any of which may have an adverse effect on the ability of Jagged Peak to retain or attract key management and other key personnel. If Jagged Peak is unable to retain personnel, including Jagged Peak’s key management, who are critical to the future operations of the companies, Parsley and Jagged Peak could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key Jagged Peak personnel could diminish the anticipated benefits of the merger. No assurance can be given that Parsley, following the merger, will be able to retain or attract key management personnel and other key employees of Jagged Peak to the same extent that Parsley and Jagged Peak have previously been able to retain or attract their own employees.

The business relationships of Parsley and Jagged Peak may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of Parsley or Jagged Peak pending and following the merger.

Parties with which Parsley or Jagged Peak do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Parsley or Jagged Peak following the merger. Parsley’s and Jagged Peak’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Parsley or Jagged Peak following the merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Parsley or Jagged Peak, regardless of whether the merger is completed, as well as a material and adverse effect on Parsley’s ability to realize the expected cost savings and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

The merger agreement subjects Parsley and Jagged Peak to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Parsley and Jagged Peak to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Parsley and Jagged Peak to generally conduct its businesses in the ordinary course until the effective time and to use its reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. These restrictions could prevent Parsley and Jagged Peak from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business” for additional details.

Jagged Peak directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Jagged Peak stockholders generally.

In considering the recommendation of the Jagged Peak board that Jagged Peak stockholders vote in favor of the Jagged Peak merger proposal and the Jagged Peak compensation proposal, Jagged Peak stockholders should be aware of and take into account the fact that certain Jagged Peak directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Jagged Peak stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance. See “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger” for a more detailed description of these interests. The Jagged Peak board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the Jagged Peak stockholders adopt the merger agreement.

The merger agreement limits Parsley’s and Jagged Peak’s respective ability to pursue alternatives to the merger, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Parsley or Jagged Peak to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict each of Parsley’s and Jagged Peak’s ability to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a competing proposal with respect to Parsley or Jagged Peak, as applicable, and Parsley and Jagged Peak have each agreed to certain terms and conditions relating to their ability to engage in, continue or otherwise participate in any discussions with respect to, provide a third party confidential information with respect to or enter into any an acquisition agreement with respect to certain unsolicited proposals that constitute or are reasonably likely to lead to a competing proposal. Further, even if the Parsley board or the Jagged Peak board changes, withdraws, modifies, or qualifies its recommendation with respect to the Parsley share issuance proposal or the Jagged Peak merger proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both parties will still be required to submit the share issuance proposal and the Jagged Peak merger proposal, as applicable, to a vote at their respective special meeting. In addition, Parsley and Jagged Peak generally have an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals (solely with respect to Jagged Peak) or intervening events before the Jagged Peak board or Parsley board, respectively, may withdraw or qualify their respective recommendations. The merger agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, Jagged Peak may be required to pay Parsley a cash termination fee equal to $57,435,000 or Parsley may be required to pay Jagged Peak a cash termination fee equal to $189,035,000. See “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Jagged Peak or Parsley from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Jagged Peak’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the merger. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee or expense reimbursement that may become payable in certain circumstances.

Failure to complete the merger could negatively impact Parsley’s or Jagged Peak’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Parsley stockholders or Jagged Peak stockholders fail to approve the applicable proposals, the ongoing businesses of Parsley and Jagged Peak may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Parsley and Jagged Peak would be subject to a number of risks, including the following:

•	Parsley and Jagged Peak may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

Parsley and Jagged Peak and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Parsley and Jagged Peak will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees;

•	Parsley or Jagged Peak may be required to pay a termination fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Parsley or Jagged Peak to perform their respective obligations pursuant to the merger agreement.

If the merger is not completed, the risks described above may materialize and they may have a material adverse effect on Parsley’s or Jagged Peak’s results of operations, cash flows, financial position and stock prices.

The shares of Parsley Class A common stock to be received by Jagged Peak stockholders upon completion of the merger will have different rights from shares of Jagged Peak common stock.

Upon completion of the merger, Jagged Peak stockholders will no longer be stockholders of Jagged Peak. Instead, former Jagged Peak stockholders will become Parsley stockholders and while their rights as Parsley stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Parsley amended and restated certificate of incorporation and the Parsley amended and restated bylaws. The laws of the state of Delaware and terms of the Parsley amended and restated certificate of incorporation and the Parsley amended and restated bylaws are in some respects different than the terms of the Jagged Peak amended and restated certificate of incorporation and the Jagged Peak amended and restated bylaws, which currently govern the rights of Jagged Peak stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with shares of Parsley Class A common stock and shares of Jagged Peak common stock.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Jagged Peak is a party.

The completion of the merger may trigger change in control or other provisions in certain agreements to which Jagged Peak is a party. If Parsley and Jagged Peak are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if Parsley and Jagged Peak are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Jagged Peak.

Parsley and Jagged Peak are expected to incur significant transaction costs in connection with the merger, which may be in excess of those anticipated by them.

Parsley and Jagged Peak have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Parsley and Jagged Peak whether or not the merger is completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. Parsley will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Parsley and Jagged Peak will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. While Parsley and Jagged Peak have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Parsley or Jagged Peak even if the merger is not completed, could have an adverse effect on Parsley’s or Jagged Peak’s financial condition and operating results.

Litigation relating to the merger could result in an injunction preventing the completion of the merger and/or substantial costs to Parsley and Jagged Peak.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Parsley’s and Jagged Peak’s respective liquidity and financial condition.

Lawsuits that may be brought against Parsley, Jagged Peak or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Parsley’s and Jagged Peak’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Parsley’s or Jagged Peak’s business, financial condition, results of operations and cash flows.

Risk Factors Relating to Parsley Following the Merger

Parsley may be unable to integrate the business of Jagged Peak successfully or realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Parsley and Jagged Peak will be required to devote significant management attention and resources to integrating the business practices and operations of Jagged Peak into Parsley. Potential difficulties that Parsley and Jagged Peak may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Jagged Peak in a manner that permits Parsley to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the merger;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

In addition, Parsley and Jagged Peak have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Parsley following the merger.

Parsley’s indebtedness following the merger may limit its financial flexibility and could lead to other adverse consequences.

As of June 30, 2019, Parsley had approximately $2.24 billion principal amount of outstanding indebtedness, consisting of amounts outstanding under its existing credit facility and its senior notes, and Jagged Peak had outstanding $650 million principal amount of outstanding indebtedness, consisting of amounts outstanding under its existing credit facility and its senior notes. In connection with the consummation of the merger, Parsley and Jagged Peak expect to repay in full the outstanding borrowings and terminate all outstanding commitments under Jagged Peak’s existing credit facility. In connection with the consummation of the merger, Parsley will also assume Jagged Peak’s senior notes. See “The Merger—Treatment of Indebtedness” for more details.

Parsley cannot assure you that its business will generate sufficient cash flow from operations, or that future borrowings will be available to Parsley under its credit facility or from other debt financing, in an amount sufficient to enable Parsley to service its indebtedness or to fund its other liquidity needs. If Parsley does not generate sufficient cash flow from operations to service its indebtedness, Parsley may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, or raising additional capital. Parsley’s ability to restructure or refinance its indebtedness will depend on the capital markets and its financial condition at such time. Any refinancing of Parsley’s indebtedness could be at higher interest rates and may require Parsley to comply with more onerous covenants, which could further restrict its business operations. Parsley’s inability to generate sufficient cash flow to service its indebtedness, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on its business, financial position, and operating results. To the extent that Parsley will incur additional indebtedness, the risks associated with Parsley’s leverage, including its possible inability to service its debt, would increase.

Adverse changes in Parsley’s credit rating may affect Parsley’s borrowing capacity and borrowing terms.

Parsley’s outstanding debt is periodically rated by nationally recognized credit rating agencies. The credit ratings are based on Parsley’s operating performance, liquidity and leverage ratios, overall financial position, and other factors viewed by the credit rating agencies as relevant to Parsley’s industry and the economic outlook. Parsley’s credit rating may affect the amount of capital Parsley can access, as well as the terms of any financing Parsley obtains. Because Parsley relies in part on debt financing to fund growth, adverse changes in Parsley’s credit rating may have a negative effect on Parsley’s future growth.

Following the merger, the market price of Parsley Class A common stock may be depressed by the perception that Q-Jagged Peak may sell the shares of Class A common stock it will acquire at closing and for other reasons related to the merger.

Subject to applicable securities law, following their receipt of shares of Parsley Class A common stock in the merger, former Jagged Peak stockholders, including Q-Jagged Peak, may seek to sell the shares of Parsley Class A common stock delivered to them, and the merger agreement contains no restriction on their ability to sell such shares of Parsley Class A common stock. In addition, concurrently with the execution and delivery of the merger agreement, Parsley and Q-Jagged Peak entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things and subject to certain restrictions, Parsley is required to file with the SEC a registration statement on Form S-3 registering for resale the shares of Parsley Class A common stock issued to Q-Jagged Peak in the merger and to conduct certain underwritten offerings upon Q-Jagged Peak’s request. The Registration Rights Agreement also provides Q-Jagged Peak with customary piggyback registration rights. The Registration Rights Agreement shall become effective at the effective time and shall terminate prior to effectiveness if the merger agreement is terminated prior to the consummation of the transactions contemplated thereby.

In addition to sales by Q-Jagged Peak, other stockholders may also seek to sell shares of Parsley Class A common stock held by them following, or in anticipation of, completion of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Parsley common stock, may affect the market for, and the market price of, shares of Parsley Class A common stock in an adverse manner.

Q-Jagged Peak will become a significant holder of Parsley Class A common stock following completion of the merger.

Upon completion of the merger, Q-Jagged Peak is expected to own approximately 17% of Parsley Class A common stock, representing approximately 16% of our combined voting power. As a result, Q-Jagged Peak will have the ability to influence Parsley’s management and affairs. Further, the existence of a new significant stockholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of Parsley’s other stockholders to approve transactions that they may deem to be in the best interests of Parsley.

So long as Q-Jagged Peak continues to control a significant amount of Parsley common stock, it will continue to be able to influence all matters requiring stockholder approval. In any of these matters, the interests of Q-Jagged Peak may differ or conflict with the interests of other Parsley stockholders. In addition, Q-Jagged Peak and its affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with Parsley’s business or of Parsley’s significant existing or potential customers. Q-Jagged Peak and its affiliates may acquire or seek to acquire assets that Parsley seeks to acquire and, as a result, those acquisition opportunities may not be available to Parsley or may be more expensive for Parsley to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of Parsley Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with an significant stockholder.

The unaudited pro forma condensed combined financial statements, the unaudited summary pro forma combined oil, natural gas and NGLs reserve and production data and the unaudited prospective financial information prepared by Parsley and Jagged Peak included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of Parsley after the merger may differ materially.

The unaudited pro forma information and the unaudited prospective financial information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that Parsley and Jagged Peak believe are reasonable, and is not necessarily indicative of what Parsley’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Parsley’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with the assumption that Parsley will be identified as the acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

The synergies attributable to the merger may vary from expectations.

Parsley may fail to realize the anticipated benefits and synergies expected from the merger, which could adversely affect Parsley’s business, financial condition and operating results. The success of the merger will depend, in significant part, on Parsley’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. Parsley believes that the addition of Jagged Peak will complement Parsley’s strategy by providing operational and financial scale, increasing free cash flow, and enhancing Parsley’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the merger. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Parsley is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the merger within the anticipated timing or at all, Parsley’s business, financial condition and operating results may be adversely affected.

The future results of Parsley following the merger will suffer if Parsley does not effectively manage its expanded operations.

Following the merger, the size of the business of Parsley will increase significantly. Parsley’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Parsley may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that Parsley will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Parsley or Jagged Peak may terminate or scale back their current or prospective business relationships with Parsley. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Parsley is too closely allied with one of their competitors. In addition, Parsley and Jagged Peak have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Parsley or Jagged Peak to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if Parsley, following the merger, loses the benefits of the contracts of Parsley or Jagged Peak, Parsley’s business and financial performance could suffer.

The transactions in connection with the merger could trigger a limitation on the utilization of the historic U.S. net operating loss carryforwards of Jagged Peak.

Parsley’s ability to utilize U.S. net operating loss carryforwards (including any historic loss carryforwards of Jagged Peak) to reduce future taxable income following the consummation of the merger is subject to various limitations under the Code. Section 382 of the Code imposes such a limitation upon the occurrence of ownership changes resulting from issuances of a company’s stock or the sale or exchange of such company’s stock by certain stockholders if, as a result, there is an aggregate change of more than 50% in the beneficial ownership of such company’s stock by such stockholders during any three-year period. Parsley and Jagged Peak believe that the transactions in connection with the merger, if consummated, will not result in an ownership change with respect to Parsley but will result in an ownership change with respect to Jagged Peak, which could trigger a limitation on Parsley’s ability to utilize any historic loss carryforwards of Jagged Peak following the consummation of the merger, based on information currently available. The limitation with respect to such loss carryforwards of Jagged Peak generally would be equal to (i) the fair market value of Jagged Peak’s equity multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. In addition, the limitation would be increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains inherent in the assets sold. Any such limitation could cause some of such loss carryforwards from prior to 2018 to expire before Parsley would be able to utilize them to reduce taxable income in future periods.

Following the completion of the merger, Parsley may incorporate Jagged Peak’s hedging activities into Parsley’s business, and Parsley may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, Jagged Peak hedges oil prices from time to time, primarily through the use of certain derivative instruments. If Parsley assumes existing Jagged Peak hedges, Parsley will bear the economic impact of all of Jagged Peak’s current hedges following the completion of the merger. Actual crude oil prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Parsley’s business.

Parsley’s amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Parsley stockholders, which could limit Parsley stockholders’ ability to obtain a favorable judicial forum for disputes with Parsley or its directors, officers, or other employees.

Parsley’s amended and restated certificate of incorporation provides that, unless Parsley consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (i) any derivative action or proceeding brought on behalf of Parsley, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Parsley to Parsley or Parsley’s stockholders, (iii) any action asserting a claim against Parsley or any director or officer or other employee of Parsley arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or Parsley’s amended and restated bylaws, or (iv) any action asserting a claim against Parsley or any director or officer or other employee of Parsley governed by the internal affairs doctrine, in each such case subject to said court of chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Parsley’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, Parsley’s stockholders would not be deemed to have waived Parsley’s compliance with federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Parsley is deemed to have received notice of and consented to the foregoing forum selection provision. This provision may limit Parsley stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with Parsley or its directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Parsley may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, prospects, or results of operations. Please see “Comparison of Stockholder Rights—Exclusive Forum.”

Other Risk Factors Relating to Parsley and Jagged Peak

As a result of entering into the merger agreement, Parsley’s and Jagged Peak’s businesses are and will be subject to the risks described above. In addition, Parsley and Jagged Peak are, and following completion of the merger, Parsley will be, subject to the risks described in Parsley’s and Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

INFORMATION ABOUT PARSLEY

Parsley is an independent oil and natural gas company focused on the acquisition, development, exploration and production of unconventional oil and natural gas properties in the Permian Basin. The Permian Basin is located in west Texas and southeastern New Mexico and is characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Parsley’s properties are located in two sub areas of the Permian Basin, the Midland and Delaware Basins, where, given the associated returns, it focuses predominantly on horizontal development drilling.

Parsley is a Delaware corporation with principal executive offices located at 303 Colorado Street, Suite 3000, Austin, Texas 78701. Its telephone number at that address is (737) 704-2300. Parsley Class A common stock is listed on the NYSE under the symbol “PE.” Additional information about Parsley and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT JAGGED PEAK

Jagged Peak is an independent oil and natural gas exploration and production company focused on the acquisition and development of unconventional oil and associated liquids-rich natural gas reserves in the southern Delaware Basin. Prior to Jagged Peak’s incorporation in the state of Delaware in September 2016 and subsequent initial public offering in January 2017, Jagged Peak was originally formed as a limited liability company in April 2013 by an affiliate of Quantum and former members of Jagged Peak’s management team at the time.

Jagged Peak’s principal executive offices are located at 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202. Its telephone number at that address is (720) 215-3700. Jagged Peak’s common stock is listed on the NYSE under the symbol “JAG.” Additional information about Jagged Peak and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

PARSLEY SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Parsley stockholders as part of a solicitation of proxies by the Parsley board for use at the Parsley special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Parsley stockholders with important information about the Parsley special meeting and should be read carefully in its entirety.

Date, Time and Place of the Parsley Special Meeting

The Parsley special meeting will be held on            , 2019 at                    , Central Time, at     .

Purpose of the Parsley Special Meeting

The Parsley special meeting is being held to consider and vote on a proposal to approve the issuance of shares of Parsley Class A common stock to stockholders of Jagged Peak in connection with the merger pursuant to the terms of the merger agreement, which is referred to as the share issuance proposal.

Recommendation of the Parsley Board

The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the share issuance proposal.

This joint proxy statement/prospectus contains important information regarding this proposal and factors that Parsley stockholders should consider when deciding how to cast their votes. Parsley stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the share issuance proposal.

Voting by Directors and Executive Officers

On the Parsley record date, there were                shares of Parsley common stock outstanding. On the Parsley record date, Parsley directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                shares of Parsley common stock, or approximately            % of the issued and outstanding shares of Parsley common stock. Although none of them has entered into any agreement obligating them to do so (other than Mr. Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, pursuant to the Sheffield Support Agreement) as a director or executive officer of Parsley, Parsley currently expects that all of its directors and executive officers will vote their shares “FOR” the share issuance proposal.

Voting and Support Agreement with Bryan Sheffield

In connection with the execution of the merger agreement, Mr. Sheffield entered into the Sheffield Support Agreement with respect to the Sheffield Support Agreement Shares. As of the Parsley record date, Mr. Sheffield holds and is entitled to vote in the aggregate approximately            % of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting.

Pursuant to the Sheffield Support Agreement, Mr. Sheffield has agreed to vote all of the Sheffield Support Agreement Shares (i) in favor of the approval of the share issuance proposal and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. Under the Sheffield Support Agreement, Mr. Sheffield has granted to Jagged Peak an irrevocable proxy to vote the Sheffield Support Agreement Shares as provided above. Subject to certain exceptions, the Sheffield Support Agreement restricts Mr. Sheffield from transferring Parsley common stock until the termination of the Sheffield Support Agreement.

The Sheffield Support Agreement, including the irrevocable proxy granted thereunder, will terminate upon the earlier of (i) the date the merger agreement is validly terminated in accordance with its terms or (ii) the effective time. The Sheffield Support Agreement is attached to this joint proxy statement/prospectus as Annex E.

Attendance at the Parsley Special Meeting

Only Parsley stockholders of record on the Parsley record date, beneficial owners of Parsley common stock on the Parsley record date, holders of valid proxies for the Parsley special meeting, and invited guests of Parsley may attend the Parsley special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Parsley stockholders of record, beneficial owners of Parsley common stock, or proxy holders.

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A Parsley stockholder who holds shares of Parsley common stock directly registered in such stockholder’s name with Parsley’s transfer agent, American Stock Transfer & Trust Company, LLC (a “Parsley stockholder of record”), who wishes to attend the Parsley special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Parsley common stock who wishes to attend the Parsley special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the Parsley record date (e.g., a letter from the bank, broker, or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the bank, broker, or other nominee).

•	A proxy holder who wishes to attend the Parsley special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Parsley stockholder of record; and

•	proof of the signing stockholder’s record ownership as of the Parsley record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Parsley special meeting may prevent stockholders from being admitted to the Parsley special meeting.

Record Date

The Parsley board has fixed the close of business on            , 2019 as the Parsley record date for the determination of the Parsley stockholders entitled to receive notice of, and to vote at, the Parsley special meeting. The Parsley stockholders of record on the Parsley record date are the only Parsley stockholders that are entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements of the Parsley special meeting.

Outstanding Shares as of Record Date and Voting Rights of Parsley Stockholders

On the Parsley record date, there were                shares of Parsley Class A common stock and                shares of Class B common stock outstanding, held by                 and                  holders of record, respectively. Each share of Parsley common stock entitles its holder of record to one vote at the Parsley special meeting.

A complete list of registered Parsley stockholders entitled to vote at the Parsley special meeting will be available for inspection at Parsley’s principal executive offices at 303 Colorado Street, Suite 3000, Austin, Texas 78701, during regular business hours for a period of no less than ten days before the Parsley special meeting and at the place of the Parsley special meeting during the meeting.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Parsley special meeting, a quorum must be present. A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting, represented in person or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Parsley special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Parsley special meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of the share issuance proposal, Parsley expects that the Parsley special meeting will be adjourned by the chairman of the Parsley special meeting to solicit additional proxies. At any subsequent reconvening of the Parsley special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Parsley special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

Approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting. Abstentions are considered votes cast and will have the same effect as a vote “against” the share issuance proposal. The failure of any Parsley stockholder to submit a vote (e.g., by not submitting a proxy and not voting in person) will not be counted in determining the votes cast in connection with the share issuance proposal and will therefore have no effect on the outcome of the share issuance proposal. Because the share issuance proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the share issuance proposal and will not be able to vote on the share issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the share issuance proposal, and will therefore have no effect on the outcome of the share issuance proposal.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present, in person or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers, and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on the share issuance proposal since the proposal is considered non-routine and therefore the bank, broker, or other nominee has no discretionary authority to vote on such proposal. Such shares will be disregarded in the calculation of “votes cast” with respect to the proposals included herein and therefore will have no effect on the outcome of such proposals.

How to Vote

Parsley stockholders of record on the Parsley record date may have their shares of Parsley common stock voted by submitting a proxy or may vote in person at the Parsley special meeting by following the instructions provided on the enclosed proxy card. Parsley recommends that Parsley stockholders entitled to vote submit a proxy prior to the Parsley special meeting even if they plan to attend the Parsley special meeting.

Parsley stockholders of record may vote in one of the following ways:

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Internet: Parsley stockholders of record may submit their proxy over the internet at the web address shown on their proxy card or voting instruction form. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2019. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Parsley stockholders who submit a proxy this way need not send in their proxy card.

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Telephone: Parsley stockholders of record may submit their proxy by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2019. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Parsley stockholders who submit a proxy this way need not send in their proxy card.

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Mail: Parsley stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Parsley stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Parsley special meeting.

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In Person: Parsley stockholders of record may vote in person at the Parsley special meeting or by sending a representative with an acceptable proxy that has been signed and dated; attendance at the Parsley special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Parsley stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Parsley special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Parsley board.

Parsley stockholders who hold their shares of Parsley common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker, or other nominee that holds their shares of record as to how to vote their shares with respect to the share issuance proposal. Parsley stockholders who hold their shares of Parsley common stock beneficially and wish to vote in person at the Parsley special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Parsley stockholders of record may revoke their proxies at any time before their shares of Parsley common stock are voted at the Parsley special meeting in any of the following ways:

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sending a written notice of revocation to Parsley at 303 Colorado Street, Suite 3000, Austin, Texas 78701, Attention: Corporate Secretary, which must be received before their shares are voted at the Parsley special meeting;

•

properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

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submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on            , 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Parsley special meeting and voting in person; attendance at the Parsley special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Parsley common stock may change their voting instruction only by submitting new voting instructions to the banks, brokers, or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank broker, or other nominee and voting in person at the Parsley special meeting.

Solicitation of Proxies

Parsley will pay for the proxy solicitation costs related to the Parsley special meeting. In addition to sending and making available these materials, some of Parsley’s directors, officers and other employees may solicit proxies by contacting Parsley stockholders by telephone, by mail, by e-mail or in person. Parsley stockholders may also be solicited by news releases issued by Parsley and/or Jagged Peak, postings on Parsley’s or Jagged Peak’s websites and advertisements in periodicals. None of Parsley’s directors, officers or employees will receive any extra compensation for their solicitation services. Parsley has also retained Morrow Sodali LLC as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Morrow Sodali LLC will receive an estimated fee of approximately $25,000, plus reasonable out-of-pocket expenses and fees for any additional services. Parsley will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Parsley common stock and obtaining their proxies.

No Dissenters’ or Appraisal Rights

Under the DGCL, as well as the governing documents of Parsley, Parsley stockholders are not entitled to dissenters’ or appraisal rights in connection with the merger or the transactions contemplated by the merger.

Other Matters

At this time, Parsley knows of no other matters to be submitted at the Parsley special meeting.

Householding of Special Meeting Materials

Unless Parsley has received contrary instructions, Parsley may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if Parsley believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Parsley’s expenses.

Questions and Additional Information

Parsley stockholders may contact Parsley’s proxy solicitor with any questions about the share issuance proposal or how to vote or to request additional copies of any materials at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

PE@investor.morrowsodali.com

Telephone: (800) 662-5200

Banks, brokers and other nominees can call collect at: (203) 658-9400

PARSLEY PROPOSAL—SHARE ISSUANCE

This joint proxy statement/prospectus is being furnished to you as a stockholder of Parsley as part of the solicitation of proxies by the Parsley board for use at the Parsley special meeting to consider and vote upon a proposal to approve the issuance of shares of Parsley Class A common stock to stockholders of Jagged Peak in connection with the merger pursuant to the terms of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed, it is currently estimated that Parsley will issue approximately 96,480,854 shares of Parsley Class A common stock in connection with the merger, which will exceed 20% of the shares of Parsley common stock outstanding before such issuance and for this reason Parsley must obtain the approval of Parsley stockholders for the issuance of shares of Parsley Class A common stock in connection with the merger.

In the event the share issuance proposal is approved by the Parsley stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Parsley Class A common stock pursuant to the merger agreement, Parsley will not issue any shares of Parsley Class A common stock as a result of the approval of the share issuance proposal.

The Parsley board has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, are fair to, and in the best interests of, Parsley and the Parsley stockholders and approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the share issuance.

The Parsley board accordingly unanimously recommends that Parsley stockholders vote “FOR” the share issuance proposal pursuant to the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

Assuming a quorum is present at the Parsley special meeting, approval of the share issuance proposal requires the affirmative vote of a majority of votes cast by Parsley stockholders entitled to vote thereon and present in person or represented by proxy at the Parsley special meeting. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the share issuance proposal, while a broker non-vote or the failure of a Parsley stockholder to vote will not count as votes cast and will have no effect on the outcome of the share issuance proposal.

IF YOU ARE A PARSLEY STOCKHOLDER, THE PARSLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE SHARE ISSUANCE PROPOSAL

JAGGED PEAK SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Jagged Peak stockholders as part of a solicitation of proxies by the Jagged Peak board for use at the Jagged Peak special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Jagged Peak stockholders with important information about the Jagged Peak special meeting and should be read carefully in its entirety.

Date, Time and Place of the Jagged Peak Special Meeting

The Jagged Peak special meeting will be held on             , 2019 at                    , Central Time, at    .

Purposes of the Jagged Peak Special Meeting

The Jagged Peak special meeting is being held to consider and vote on the following proposals:

•

Proposal 1: to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which each eligible share of Jagged Peak common stock will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock with cash paid in lieu of any fractional shares of Parsley Class A common stock, if any; and

•

Proposal 2: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger, discussed under the heading “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger.”

Recommendation of the Jagged Peak Board

The Jagged Peak board unanimously recommends that Jagged Peak stockholders vote:

•	Proposal 1: “FOR” the Jagged Peak merger proposal; and

•	Proposal 2: “FOR” the Jagged Peak compensation proposal.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Jagged Peak stockholders should consider when deciding how to cast their votes. Jagged Peak stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the merger.

The Non-Binding Compensation Advisory Proposal and Interests of Directors

In considering the recommendations of the Jagged Peak board, Jagged Peak stockholders should be aware that some of Jagged Peak’s directors and executive officers may have interests that are different from, or in addition to, the interests of Jagged Peak stockholders more generally. For additional information, please see “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Jagged Peak provide its stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger—Interests of Certain Jagged Peak Directors and Executive

Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Jagged Peak stockholders are being provided with the opportunity to cast an advisory (non-binding) vote on those change of control payments.

Jagged Peak stockholders should note that the non-binding compensation advisory proposal is merely an advisory vote that will not be binding on Jagged Peak, Parsley, or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Jagged Peak named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, a Jagged Peak stockholder may vote to approve one proposal and not the other. Because the vote on the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger is advisory in nature only, it will not be binding on Jagged Peak or Parsley, and the approval of the proposal is not a condition to the completion of the merger.

Voting by Directors and Executive Officers

On the Jagged Peak record date, there were                shares of Jagged Peak common stock outstanding. On the Jagged Peak record date, Jagged Peak directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote                 shares of Jagged Peak common stock, or approximately            % of the issued and outstanding shares of Jagged Peak common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Jagged Peak, Jagged Peak currently expects that all of its directors and executive officers will vote their shares “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal.

Voting and Support Agreement with Q-Jagged Peak

In connection with the execution of the merger agreement, Q-Jagged Peak, an affiliate of Quantum, entered into the Quantum Support Agreement with respect to the Quantum Support Agreement Shares. As of the Jagged Peak record date, Q-Jagged Peak holds and is entitled to vote in the aggregate approximately            % of the issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting.

Pursuant to the Quantum Support Agreement, Q-Jagged Peak has agreed, subject to a reduction of the voting requirement in the event the Jagged Peak board changes its recommendation regarding voting in favor of approving the merger agreement, to vote all of the Quantum Support Agreement Shares (i) in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, subject to certain exceptions and (ii) against specified actions that would discourage, delay or adversely affect the merger, including specified actions that contemplate alternative transactions. In the event that the Jagged Peak board has changed its recommendation to its stockholders to approve and adopt the merger agreement, Q-Jagged Peak’s voting obligation is reduced to 34% of the total issued and outstanding shares of Jagged Peak common stock plus additional votes proportionate to the voting percentage of Jagged Peak’s other stockholders. Under the Support Agreement, Q-Jagged Peak has granted to Parsley an irrevocable proxy to vote the Quantum Support Agreement Shares as provided above. Subject to certain exceptions, the Quantum Support Agreement restricts Q-Jagged Peak from transferring Jagged Peak common stock until the termination of the Quantum Support Agreement.

The Quantum Support Agreement, including the irrevocable proxy granted thereunder, will terminate upon the earlier of (i) the date the merger agreement is validly terminated in accordance with its terms or (ii) the effective time. The Quantum Support Agreement is attached to this joint proxy statement/prospectus as Annex F.

Attendance at the Jagged Peak Special Meeting

Only Jagged Peak stockholders of record on the Jagged Peak record date, beneficial owners of Jagged Peak common stock on the Jagged Peak record date, holders of valid proxies for the Jagged Peak special meeting, and invited guests of Jagged Peak may attend the Jagged Peak special meeting.

All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are Jagged Peak stockholders of record, beneficial owners of Jagged Peak common stock or proxy holders.

•

A Jagged Peak stockholder who holds shares of Jagged Peak common stock directly registered in such stockholder’s name with Jagged Peak’s transfer agent, Computershare Trust Company, N.A. (a “Jagged Peak stockholder of record”), who wishes to attend the Jagged Peak special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Jagged Peak common stock who wishes to attend the Jagged Peak special meeting in person should bring:

•	government-issued photo identification; and

•

proof of beneficial ownership as of the Jagged Peak record date (e.g., a letter from the bank, broker, or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement, or the voting instruction form provided by the bank, broker or other nominee).

•	A proxy holder who wishes to attend the Jagged Peak special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Jagged Peak stockholder of record; and

•	proof of the signing stockholder’s record ownership as of the Jagged Peak record date.

No cameras, recording equipment, or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Jagged Peak special meeting may prevent stockholders from being admitted to the Jagged Peak special meeting.

Record Date

The Jagged Peak board has fixed the close of business on            , 2019 as the Jagged Peak record date for the determination of the Jagged Peak stockholders entitled to receive notice of, and to vote at, the Jagged Peak special meeting. The Jagged Peak stockholders of record on the Jagged Peak record date are the only Jagged Peak stockholders that are entitled to receive notice of, and to vote at, the Jagged Peak special meeting or any adjournments or postponements of the Jagged Peak special meeting.

Outstanding Shares as of Record Date and Voting Rights of Jagged Peak Stockholders

On the Jagged Peak record date, there were                shares of Jagged Peak common stock outstanding, held by holders of record. Each outstanding share of Jagged Peak common stock entitles its holder of record to one vote on each matter to be considered at the Jagged Peak special meeting. Jagged Peak stockholders are entitled to vote on each proposal presented.

A complete list of registered Jagged Peak stockholders entitled to vote at the Jagged Peak special meeting will be available for inspection at Jagged Peak’s principal executive offices at 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202, during regular business hours for a period of no less than ten days before the Jagged Peak special meeting and at the place of the Jagged Peak special meeting during the meeting.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Jagged Peak special meeting, a quorum must be present. A quorum at the Jagged Peak special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Jagged Peak common stock entitled to vote at the Jagged Peak special meeting, represented in person or by proxy. Abstentions will be counted for purposes of determining whether there is a quorum at the Jagged Peak special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Jagged Peak special meeting for the purpose of determining the presence of a quorum.

Adjournment

If a quorum is not present or represented, the chairman of the meeting or the holders of a majority in interest of those present or represented may adjourn the Jagged Peak special meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1. The affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the proposal is required to approve the Jagged Peak merger proposal. Abstentions, failure to submit a proxy, or failure to vote in person at the Jagged Peak special meeting will have the same effect as a vote “against” the Jagged Peak merger proposal. Because the Jagged Peak merger proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Jagged Peak merger proposal and will not be able to vote on the Jagged Peak merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will have the same effect as a vote “against” the Jagged Peak merger proposal.

•

Proposal 2. The affirmative vote of the holders of a majority of the Jagged Peak common stock entitled to vote thereon and present in person or represented by proxy at the Jagged Peak special meeting is required to approve the Jagged Peak compensation proposal. Abstentions are considered shares of Jagged Peak common stock present and entitled to vote and will have the same effect as a vote “against” the Jagged Peak compensation proposal. Any Jagged Peak stockholder who fails to submit a vote (e.g., by not submitting a proxy and not voting in person) will not be considered present and entitled to vote; accordingly, the failure to submit a vote will have no effect on the outcome of the Jagged Peak compensation proposal. Because the Jagged Peak compensation proposal is non-routine, banks, brokers, and other nominees do not have discretionary authority to vote on the Jagged Peak compensation proposal and will not be able to vote on the Jagged Peak compensation proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker, or other nominee will result in a broker non-vote, which will have no effect on the outcome of the Jagged Peak compensation proposal.

An abstention occurs when the beneficial owner of shares, or a bank, broker or other nominee holding shares for a beneficial owner, is present, in person or by proxy, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Under applicable rules, banks, brokers, and other nominees have discretionary voting power with respect to matters that are considered routine. Shares represented by broker non-votes, however, will not be voted on the share issuance proposal since the proposal is considered non-routine and therefore the bank, broker, or other nominee has no discretionary authority to vote on such proposal. Such shares will be disregarded in the calculation of “votes cast” with respect to the proposals included herein and therefore will have no effect on the outcome of such proposals.

How to Vote

Jagged Peak stockholders of record on the Jagged Peak record date may have their shares of Jagged Peak common stock voted by submitting a proxy or may vote in person at the Jagged Peak special meeting by following the instructions provided on the enclosed proxy card. Jagged Peak recommends that Jagged Peak stockholders entitled to vote submit a proxy prior to the Jagged Peak special meeting even if they plan to attend the Jagged Peak special meeting.

Jagged Peak stockholders of record may vote in one of the following ways:

•

Internet: Jagged Peak stockholders of record may submit their proxy over the internet at the web address shown on their proxy card or voting instruction form. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m. Mountain Time), on            , 2019. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Jagged Peak stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: Jagged Peak stockholders of record may submit their proxy by calling the toll-free telephone number shown on their proxy card or voting instruction form. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (9:59 p.m. Mountain Time), on            , 2019. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Jagged Peak stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: Jagged Peak stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Jagged Peak stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Jagged Peak special meeting.

•

In Person: Jagged Peak stockholders of record may vote in person at the Jagged Peak special meeting or by sending a representative with an acceptable proxy that has been signed and dated; attendance at the Jagged Peak special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Jagged Peak stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Jagged Peak special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Jagged Peak board.

Jagged Peak stockholders who hold their shares of Jagged Peak common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker, or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. Jagged Peak stockholders who hold their shares of Jagged Peak common stock beneficially and wish to vote in person at the Jagged Peak special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

Proxies and Revocation

Jagged Peak stockholders of record may revoke their proxies at any time before their shares of Jagged Peak common stock are voted at the Jagged Peak special meeting in any of the following ways:

•

sending a written notice of revocation to Jagged Peak at 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202, Attention: Corporate Secretary, which must be received before their shares are voted at the Jagged Peak special meeting;

•

properly submitting a new, later-dated proxy card, which must be received by 11:59 p.m., Eastern Time (9:59 p.m. Mountain Time), on            , 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time (9:59 p.m. Mountain Time), on            , 2019 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Jagged Peak special meeting and voting in person; attendance at the Jagged Peak special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of shares of Jagged Peak common stock may change their voting instruction by submitting new voting instructions to the banks, brokers, or other nominees that hold their shares of record or by requesting a “legal proxy” from such bank, broker, or other nominee and voting in person at the Jagged Peak special meeting.

Solicitation of Proxies

Jagged Peak will pay for the proxy solicitation costs related to the Jagged Peak special meeting. In addition to sending and making available these materials, some of Jagged Peak’s directors, officers and other employees may solicit proxies by contacting Jagged Peak stockholders by telephone, by mail, by e-mail or in person. Jagged Peak stockholders may also be solicited by news releases issued by Jagged Peak and/or Parsley, postings on Jagged Peak’s or Parsley’s websites and advertisements in periodicals. None of Jagged Peak’s directors, officers or employees will receive any extra compensation for their solicitation services. Jagged Peak may ask banks, brokers, trusts and other nominees to forward proxy solicitation materials to the holders of Jagged Peak common stock held of record by such banks, brokers, trusts or other nominees. Jagged Peak will reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Jagged Peak common stock and obtaining their proxies.

No Dissenters’ or Appraisal Rights

Because shares of Jagged Peak common stock are listed on the NYSE and Jagged Peak stockholders are not required to receive consideration other than Parsley Class A common stock, shares of which are listed on the NYSE, with cash paid in lieu of the issuance of fractional shares of Parsley Class A common stock, if any, in the merger, Jagged Peak stockholders are not entitled to exercise appraisal or dissenters’ rights under Delaware law in connection with the merger.

Other Matters

At this time, Jagged Peak knows of no other matters to be submitted at the Jagged Peak special meeting.

Householding of Special Meeting Materials

Unless Jagged Peak has received contrary instructions, Jagged Peak may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if Jagged Peak believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce Jagged Peak’s expenses.

Questions and Additional Information

Jagged Peak stockholders may contact Jagged Peak’s corporate secretary with any questions about the proposals or how to vote or to request additional copies of any materials at:

Jagged Peak Energy Inc.

1401 Lawrence Street, Suite 1800

Denver, Colorado 80202

(720) 215-3700

JAGGED PEAK PROPOSAL 1—MERGER AGREEMENT

The Jagged Peak board, after due and careful discussion and consideration, unanimously approved and recommended Jagged Peak stockholder approval and adoption of the merger agreement, the execution, delivery, and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger.

The Jagged Peak board accordingly unanimously recommends that Jagged Peak stockholders vote “FOR” the proposal to approve and adopt the merger agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between Jagged Peak and Parsley cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Jagged Peak common stock entitled to vote on the Jagged Peak merger proposal. Accordingly, a Jagged Peak stockholder’s abstention from voting, a broker non-vote, or the failure of a Jagged Peak stockholder to vote will have the same effect as a vote “against” the Jagged Peak merger proposal.

IF YOU ARE A JAGGED PEAK STOCKHOLDER, THE JAGGED PEAK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE JAGGED PEAK MERGER PROPOSAL

JAGGED PEAK PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Jagged Peak is seeking a non-binding advisory stockholder approval of the compensation of Jagged Peak’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Jagged Peak’s Named Executive Officers.” The proposal gives Jagged Peak stockholders the opportunity to express their views on the merger-related compensation of Jagged Peak’s named executive officers.

Accordingly, the Jagged Peak board unanimously recommends that Jagged Peak stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that Jagged Peak stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Jagged Peak’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain Jagged Peak Directors and Executive Officers in the Merger” (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Jagged Peak compensation proposal is a vote separate and apart from the vote on the Jagged Peak merger proposal. Accordingly, Jagged Peak stockholders may vote to approve the Jagged Peak merger proposal and vote not to approve the Jagged Peak compensation proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to Jagged Peak’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Jagged Peak stockholders fail to approve the Jagged Peak compensation proposal.

Assuming a quorum is present at the Jagged Peak special meeting, approval of the Jagged Peak compensation proposal requires the affirmative vote of the holders of a majority of the shares of Jagged Peak common stock entitled to vote thereon and present in person or represented by proxy at the Jagged Peak special meeting. Accordingly, a Jagged Peak stockholder’s abstention from voting will have the same effect as a vote “against” the Jagged Peak compensation proposal, while a broker non-vote or the failure of a Jagged Peak stockholder to vote will not count as votes cast and will have no effect on the outcome of the Jagged Peak compensation proposal.

IF YOU ARE A JAGGED PEAK STOCKHOLDER, THE JAGGED PEAK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE JAGGED PEAK COMPENSATION PROPOSAL

THE MERGER

This section of the joint proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed merger and the transactions related thereto. In addition, important business and financial information about each of Parsley and Jagged Peak is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. Please see “Where You Can Find More Information.”

Effects of the Merger

Upon satisfaction or waiver of the conditions to closing in the merger agreement, (i) at the effective time, Merger Sub will merge with and into Jagged Peak, with Jagged Peak continuing its existence as the surviving company following the merger, and (ii) immediately following the merger, the surviving company will merge with LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parsley. Subsequent to these mergers, Parsley plans to merge LLC Sub into its subsidiary Parsley LLC. Subject to the terms and conditions of the merger agreement, at the effective time, each share of Jagged Peak common stock issued and outstanding immediately prior to the effective time (other than shares of Jagged Peak common stock (i) held in treasury by Jagged Peak or by Parsley or Merger Sub, which shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor or (ii) owned by any direct or indirect subsidiary of Jagged Peak or Parsley (other than Merger Sub), which shall remain outstanding with appropriate adjustment to the number thereof to preserve the relative percentage interest in Jagged Peak represented by such shares) will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock, with cash paid in lieu of the issuance of any fractional shares of Parsley Class A common stock. In addition, the Jagged Peak board and/or compensation committee will take all actions as may be necessary so that, at the effective time, each outstanding restricted stock unit and performance stock unit in respect of Jagged Peak common stock will be treated as described in “ —Interests of Certain Jagged Peak Directors and Executive Officers in the Merger—Treatment of Jagged Peak Equity Awards in the Merger.”

Background of the Merger

The terms of the merger are the result of arm’s length negotiations between Jagged Peak and Parsley. The following is a summary of the events leading up to the agreement to merge and the key meetings, negotiations, discussions and actions by and between Jagged Peak and Parsley and their respective advisors that preceded the public announcement of the merger.

The Parsley board and Parsley management periodically review strategic opportunities and other potential acquisitions that meet Parsley’s strategic and financial objectives, including opportunities that fit Parsley’s returns-focused development approach or that accelerate the development of Parsley’s reserves, enhance corporate free cash flow, leverage cost synergies or reduce Parsley’s debt coverage ratios.

The Jagged Peak board regularly reviews the strategic direction of Jagged Peak and evaluates potential opportunities to enhance stockholder value, including potential strategic combinations and acquisition opportunities. Since Jagged Peak’s initial public offering in January 2017, the Jagged Peak board has focused on increasing stockholder value by (i) balancing the long-term development of its assets with a focus on generating attractive corporate-level returns, (ii) growing production and reserves through the development of its multi-year inventory, (iii) expanding and improving the resource potential of its existing acreage position, (iv) maintaining a strong balance sheet, (v) growing its acreage position through acquisitions and leasing efforts and (vi) increasing cash flows relative to the amount of capital expenditures incurred during a given period.

From time to time during 2016, Parsley engaged in periodic discussions with Jagged Peak regarding a potential strategic transaction between Parsley and Jagged Peak, which at the time was a privately held company. By August 2016, Jagged Peak expressed to Parsley that it would be pursuing an initial public offering and was not interested in a transaction with Parsley.

In late spring and early summer 2019, at the request of the Jagged Peak board, Jagged Peak’s management engaged in a broad based strategic review of Jagged Peak’s assets and other potential opportunities to enhance stockholder value, including acquisition opportunities and potential sales or joint ventures of assets. Jagged Peak management was assisted in this review by Citi, which has had an investment banking relationship with Jagged Peak.

On May 1, 2019, Dheeraj Verma, a director of Jagged Peak and a principal of Quantum, met with members of a publicly traded oil and gas producer (“Company A”) about the industry generally and the Permian Basin specifically. At this meeting, Mr. Verma and the representatives of Company A discussed the possibility of a merger of Jagged Peak and Company A, but no formal proposal was made.

On May 30, 2019, Wil VanLoh, also a director of Jagged Peak and a principal of Quantum, had dinner with Bryan Sheffield, the Executive Chairman and Chairman of the Board of Parsley and Matt Gallagher, the President and Chief Executive Officer of Parsley. During the course of dinner, Mr. Sheffield inquired as to whether the Jagged Peak board would consider a potential combination of Parsley and Jagged Peak. Messrs. Sheffield, VanLoh and Gallagher discussed the merits of a combination. Mr. VanLoh advised Messrs. Sheffield and Gallagher that Jagged Peak management was conducting a strategic review of Jagged Peak’s assets to assist the Jagged Peak board in assessing Jagged Peak’s future strategic course. Mr. VanLoh also advised that, following such review and board assessment, Jagged Peak would be in a better position to consider Parsley’s invitation for discussions.

On June 24, 2019, Messrs. VanLoh and Verma met with principals of a private equity firm that sponsors a private exploration and production company (“Company B”). Among other things discussed at this meeting was a potential combination of Jagged Peak and Company B.

On August 2, 2019, at the Jagged Peak board’s regularly scheduled quarterly meeting, Jagged Peak management and the Jagged Peak board discussed, among other things, Jagged Peak’s long-term planning and strategic direction, including ways to enhance stockholder value. Specifically, Jagged Peak management and the Jagged Peak board discussed potential alternatives, such as making acquisitions, engaging in strategic combinations and being acquired by another company. As a result of this discussion, the Jagged Peak board directed management to broadly review potential M&A transactions, including acquisitions, mergers of equals and other strategic combinations.

Also on August 2, 2019, at a regularly scheduled meeting of the Parsley board, the Parsley management team and the Parsley board identified Jagged Peak as a potential strategic combination target at the market price or a small premium to the market price. The Parsley board was supportive of further exploring the idea and engaging in further discussions with Quantum and Jagged Peak to see if there was mutual interest.

On August 5, 2019, Mr. VanLoh contacted Mr. Sheffield and advised him that Jagged Peak was interested in discussing a potential strategic combination involving Parsley. Mr. Sheffield responded that Parsley noted Jagged Peak’s delay in responding to Parsley’s initial overture on May 30, 2019. However, Mr. Sheffield said he would discuss the matter with Mr. Gallagher and members of the Parsley board and would advise Mr. VanLoh if Parsley would have an interest in engaging in further discussions with Jagged Peak.

On August 8, 2019, Mr. VanLoh discussed the possibility of combining Jagged Peak with another publicly traded Permian Basin exploration and production company (“Company C”) with Company C’s chief executive officer. After consideration, Company C’s chief executive officer declined to pursue a combination at that time based on Jagged Peak’s size. Also on August 8, 2019, Mr. Gallagher called Mr. VanLoh and indicated that Parsley remained interested in discussing a potential strategic combination with Jagged Peak, and inquired as to the status of Jagged Peak and Quantum’s consideration of the idea. Mr. VanLoh conveyed that the Jagged Peak board had been informed that Parsley had expressed interest in a potential strategic combination with Jagged Peak.

On August 14, 2019, Mr. VanLoh hosted a dinner at his home for attendees of an energy conference. Mr. Gallagher attended the dinner and had a high-level discussion with Mr. VanLoh about a potential strategic combination involving Parsley and Jagged Peak.

On August 19, 2019, at Mr. VanLoh’s suggestion, James J. Kleckner, Jagged Peak’s Chief Executive Officer, met with Mr. Gallagher to discuss industry-related matters, specifically the challenges and opportunities in the Permian Basin. During this meeting, Mr. Gallagher asked if Jagged Peak remained interested in exploring a potential strategic combination involving the two companies. Mr. Kleckner responded that Jagged Peak would take the proposal under consideration.

On August 22, 2019, Mr. VanLoh met with the chief executive officer of a publicly traded, multi-basin oil and gas producer (“Company D”) to discuss a number of topics. During the course of the discussion, Company D’s chief executive officer indicated that Company D would be interested in acquiring Jagged Peak in an at-the-market transaction. Mr. VanLoh advised that he would discuss the matter with Mr. Kleckner and inform the Jagged Peak board of Company D’s interest.

During late August, Parsley formally engaged TPH as its financial advisor, with whom Parsley had an existing investment banking relationship, and Kirkland as its legal advisor in connection with the exploration of a potential strategic transaction with Jagged Peak. Over the next few weeks, representatives of TPH had periodic discussions with Parsley management and with representatives of Jagged Peak and Quantum regarding due diligence matters and process steps. Representatives of TPH also reviewed with Parsley management information related to the exploration and production industry and preliminary analyses and technical information related to Parsley and Jagged Peak based on publicly available information.

On August 26, 2019, Mr. Kleckner contacted Mr. Gallagher to express interest in receiving a verbal proposal from Parsley for a strategic combination involving the two companies.

On August 28, 2019, Mr. Gallagher contacted Mr. Kleckner and indicated Parsley’s interest in a strategic combination involving an exchange of Parsley and Jagged Peak shares at the current market price or a small premium to the current market price, suggesting that might be accomplished with an exchange ratio of 0.40 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock. Mr. Gallagher also suggested that at least one member of the Jagged Peak board determined to be independent by the Parsley board could be added to the Parsley board in connection with such a transaction. Mr. Kleckner advised Mr. Gallagher that he would inform the Jagged Peak board of Parsley’s indication of interest. Mr. Gallagher suggested a follow-up meeting to discuss potential synergies and other potential benefits of a strategic combination involving Parsley and Jagged Peak. Mr. Kleckner informed Charles D. Davidson, the Chairman of the Jagged Peak board, of Parsley’s indication of interest, at which time they decided to discuss Parsley’s expression of interest in a strategic combination with Jagged Peak at the next Jagged Peak board meeting and to engage in discussions with Parsley in the meantime, following the execution of a confidentiality agreement.

On August 29, 2019, Mr. VanLoh responded to Mr. Gallagher that Jagged Peak would be willing to engage in exploratory discussions following the execution of a confidentiality agreement. Mr. Gallagher responded by stating his desire that the parties work towards a transaction in a timely manner and reiterating Parsley’s interest in a strategic combination with Jagged Peak at the current market price or a small premium to the current market price.

On August 30, 2019, Parsley delivered a draft confidentiality agreement to Jagged Peak.

That following weekend, Mr. Gallagher attended a Quantum-sponsored event in New York. During that weekend, Mr. Gallagher had conversations with Messrs. VanLoh and Verma about a potential strategic combination involving Parsley and Jagged Peak.

On September 3, 2019, Parsley and Jagged Peak entered into a mutual confidentiality agreement on customary terms, including reciprocal standstill obligations, and began exchanging due diligence information. That day, while attending an industry conference, Mr. Kleckner and Mr. Gallagher met to discuss potential operating synergies that could result from a strategic combination involving Parsley and Jagged Peak.

At that same industry conference, Company A’s chief executive officer met with Mr. Kleckner and discussed the industry generally and the Permian Basin specifically. In that conversation, Company A’s chief executive officer inquired about a potential strategic combination between the two companies. Mr. Kleckner responded that Jagged Peak would take Company A’s invitation for discussions under consideration and that he would inform the Jagged Peak board of Company A’s interest. Company A’s chief executive officer indicated that he would endeavor to provide a more formal expression of interest in the coming weeks.

On September 5, 2019, the Parsley board convened a special meeting, during which, at the request of the Parsley board, representatives of TPH reviewed with the Parsley board a preliminary financial analysis, based on publicly available information, regarding a potential strategic combination between Parsley and Jagged Peak. At this meeting, the Parsley board expressed support for Parsley management to further explore a potential strategic combination with Jagged Peak at the current market price or a small premium to the current market price.

On September 6, 2019, Mr. Verma had a telephonic meeting with the chief executive officer and the executive vice president of a publicly traded exploration and production company (“Company E”), regarding Company E’s potential interest in a strategic combination with Jagged Peak. Mr. Verma and the Company E representatives agreed to schedule a meeting between Company E and Jagged Peak’s management on September 20, 2019.

Later that day, the Jagged Peak board held a meeting attended by Jagged Peak’s management. At this meeting, Mr. Kleckner updated the Jagged Peak board on recent transactions in the industry and Jagged Peak’s ongoing review of strategic opportunities, including discussion with Parsley regarding a potential transaction with Jagged Peak at an exchange ratio of 0.40 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock. The Jagged Peak board was informed of Mr. VanLoh’s discussions with the chief executive officer of Company D and of Mr. Verma’s discussion with the executives of Company E. The Jagged Peak board instructed Mr. Kleckner to contact Company E’s chief executive officer to continue further discussions.

On September 11, 2019, Mr. Kleckner met with Company E’s chief executive officer at Company E’s request, regarding Company E’s potential interest in a strategic combination with Jagged Peak, and scheduled a management meeting between the two companies to be held on September 20, 2019.

On September 12, 2019, the management teams of Parsley and Jagged Peak met to exchange technical information and evaluate the potential economic and strategic merits of a strategic combination between Parsley and Jagged Peak.

On September 13, 2019, Company B’s chief executive officer contacted Mr. VanLoh to express interest in discussing a potential strategic combination of Jagged Peak and Company B once Company B completed the sale of one of its subsidiary businesses, which was expected to occur by the end of the year.

Also on September 13, 2019, representatives of Jagged Peak management and Quantum met with representatives of Citi regarding potential merger partners and, after considering confidentiality concerns, likelihood of consummation and the attractiveness of the counterparties, narrowed the list to six potential counterparties, including Parsley, Company A and Company E. Three of the other potential counterparties discussed were determined to be unlikely to transact primarily as a result of their current share price and trading multiples, asset mix and/or recent transaction history.

On September 17, 2019, Jagged Peak and Company E entered into a mutual confidentiality agreement and began exchanging due diligence information.

On September 19, 2019, Mr. Gallagher delivered to Mr. Kleckner a non-binding proposal to combine Parsley and Jagged Peak (the “September 19th proposal”) in a stock-for-stock transaction. The non-binding proposal offered to exchange each outstanding share of Jagged Peak common stock for 0.410 of a share of Parsley Class A common stock, which represented an at-the-market offer compared to Jagged Peak’s closing stock price on September 18, 2019 of $7.76 per share, and an implied premium of 11% to Jagged Peak’s then 30-day trading average. Parsley also expressed a willingness to appoint two members of the Jagged Peak board to the Parsley board at closing. The September 19th proposal included an expiration date of September 24, 2019 and requested exclusivity through September 30, 2019. Parsley also delivered a draft merger agreement and a draft exclusivity agreement to Jagged Peak that was prepared by Parsley’s legal counsel. Mr. Kleckner informed the Jagged Peak board of the Parsley proposal and provided the correspondence related to the September 19th proposal to each Jagged Peak board member.

On September 20, 2019, the management teams of Jagged Peak and Company E met to exchange technical information and evaluate the economic and strategic merits of a potential strategic combination. Jagged Peak requested that Company E provide a preliminary indication of interest by early in the week of October 7, 2019.

On September 23, 2019, the Jagged Peak board held a meeting attended by Jagged Peak’s management and a representative of Vinson & Elkins, Jagged Peak’s outside legal counsel. Mr. Kleckner updated the Jagged Peak board on the discussions with Parsley leading up to the September 19th proposal. The Jagged Peak board determined that additional discussions with Parsley should be pursued, but that it was premature to engage in merger agreement negotiations or agree to exclusivity as the Jagged Peak board was considering a number of different potential strategic opportunities, including remaining a standalone company. Mr. Kleckner also updated the Jagged Peak board on discussions with Company A, Company B and Company E, and matters concerning other potential counterparties.

Later that day, Mr. Gallagher contacted Mr. Kleckner to discuss the due diligence review process and timing of a potential transaction.

Also on September 23, 2019, Jagged Peak management advised each of Company A and Company E that Jagged Peak remained interested in a potential combination and requested a formal indication of interest by October 9, 2019.

On September 24, 2019, Mr. Gallagher delivered to Mr. Kleckner a letter extending the expiration of Parsley’s September 19th proposal to October 3, 2019. Mr. Kleckner informed Mr. Davidson of the extension and provided the letter from Parsley to each Jagged Peak board member.

On September 25, 2019, Mr. Kleckner met with Company B’s chief executive officer to determine if Company B’s time frame or willingness to engage in discussions had changed. Company B’s chief executive officer advised Mr. Kleckner that Company B would not pursue discussions with Jagged Peak until Company B’s subsidiary divestiture process had concluded, which would take several more months.

On September 26, 2019, Mr. Kleckner received a call from Company E’s chief executive officer advising that Company E remained interested in a potential combination with Jagged Peak and was working diligently to determine if Company E would make a proposal.

Later that day, the Jagged Peak board held a meeting attended by Jagged Peak’s management and a representative of Vinson & Elkins. A representative of Vinson & Elkins outlined the Jagged Peak board’s fiduciary duties in the context of a consideration of strategic business combinations. Mr. Kleckner updated the Jagged Peak board on discussions and due diligence with Parsley, Company A and Company E. Mr. Kleckner also advised the Jagged Peak board that Company B remained interested in discussions with Jagged Peak, but given its ongoing divestiture process, it was not prepared to engage in discussions with Jagged Peak for several more months. Craig R. Walters, Executive Vice President and Chief Operating Officer of Jagged Peak, also updated the Jagged Peak board regarding Jagged Peak’s long-range forecast.

On September 27, 2019, at a breakfast Mr. VanLoh was having with Company D’s chief executive officer to discuss a range of topics, Company D’s chief executive officer reiterated Company D’s interest in an at-the-market transaction. Mr. VanLoh indicated that he would discuss the matter further with the Jagged Peak board, and advise if Jagged Peak had any interest in pursuing discussions with Company D. Mr. VanLoh subsequently discussed Company D’s interest with Messrs. Davidson and Kleckner, and the consensus view was that an at-the-market merger with a multi-basin company was less preferable to a combination with a pure play Permian company or another company with Permian assets and assets in only one other basin.

Later that day, Mr. Kleckner had a discussion with Company A’s chief executive officer in which Mr. Kleckner reiterated Jagged Peak’s request for an indication of interest from Company A by October 9, 2019. Mr. Kleckner and Company A’s chief executive officer agreed to negotiate a confidentiality agreement between the parties to facilitate discussions.

On September 29, 2019, the Parsley board convened a special meeting, during which representatives of TPH, at the request of the Parsley board, reviewed with the Parsley board an updated preliminary financial analysis relating to the potential strategic combination involving Parsley and Jagged Peak, based on information provided to representatives of TPH by Parsley management.

On September 30, 2019, Jagged Peak and Company A entered into a mutual confidentiality agreement and began exchanging due diligence information.

That evening, at the direction of Jagged Peak, Vinson & Elkins delivered to Kirkland an issues list highlighting key points arising out of V&E’s and Jagged Peak’s review of the draft merger agreement that Parsley had included with its September 19th proposal. Among other things, Vinson & Elkins noted Jagged Peak’s position on the following key points: (i) a proposed voting agreement with Quantum would terminate if the Jagged Peak board changed its recommendation of the merger, (ii) Jagged Peak’s board would have the right to terminate for a superior proposal, (iii) Parsley would not be permitted to entertain alternative proposals, (iv) Quantum would not be obligated to consent to the merger upon the effectiveness of the registration statement on Form S-4, but rather each party’s stockholders would approve the merger at separate stockholder meetings to be held on the same day, (v) the termination fees would be 3% of each party’s respective equity value and the naked no vote fee would be 1% of each party’s respective equity value, (vi) the definition of intervening event would not include any itemized exceptions, (vii) there would be no separate termination right (and no termination fee paid) for a breach of the non-solicitation covenant, and (viii) the provision on board composition would specify the class designation and appointment to certain committees for each of the Jagged Peak directors that would join the Parsley board.

On October 3, 2019, Kirkland delivered drafts of the Quantum Support Agreement, a draft of the Registration Rights Agreement between, and a draft stockholders’ agreement between Parsley and Q-Jagged Peak (the “Quantum stockholders’ agreement”). The Quantum Support Agreement provided that if the Jagged Peak board changed its recommendation, Q-Jagged Peak would be required to vote a number of shares equal to 35% of the outstanding shares of Jagged Peak in favor of the transaction, with the remaining shares held by Q-Jagged Peak voted in proportion to the vote of all other Jagged Peak stockholders. The Quantum stockholders’ agreement would restrict Q-Jagged Peak’s ability to (i) vote the shares of Parsley Class A common stock it received in the merger in contravention of the recommendation of the Parsley board (including the Nominating, Environmental, Social and Governance Committee in connection with the election of directors), (ii) acquire additional shares of Parsley common stock or (iii) sell the shares of Parsley Class A common stock it received in the merger for a specified period.

Later that day, Mr. Gallagher sent Mr. Kleckner correspondence stating that Parsley was unwilling to extend its September 19th proposal until Jagged Peak engaged in good faith negotiations on the draft merger agreement.

On October 4, 2019, the Jagged Peak board held a meeting attended by Jagged Peak’s management and representatives of Vinson & Elkins and Citi. Mr. Kleckner updated the Jagged Peak board on discussions with Parsley, Company A and Company E. Mr. VanLoh also updated the Jagged Peak board on the verbal expression of interest again received from Company D’s chief executive officer. The Jagged Peak board discussed that a transaction with Parsley, Company A or Company E at a modest premium was preferable to an at-the-market combination or even a modest premium transaction with Company D given Company D’s asset footprint in multiple basins and particularly if Company D included a meaningful cash amount as consideration as it would limit Jagged Peak stockholders’ participation in a future upside potential. As a result, the Jagged Peak board determined to not pursue a combination with Company D. Citi discussed with the Jagged Peak board certain financial information relating to Jagged Peak and Parsley and also provided the Jagged Peak board in advance of this meeting with certain information regarding Citi’s material investment banking relationships with Jagged Peak, Quantum, Parsley, Company A and Company E. The Jagged Peak board discussed a potential response to Parsley while allowing Company A and Company E time to provide indications of interest by October 9, 2019. After reviewing trading data, the Jagged Peak board instructed Mr. Kleckner to contact Parsley and propose an exchange ratio of 0.480 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock, which represented an implied premium of just under 10 % to the 90-day average exchange ratio. The Jagged Peak board also determined to engage an additional financial advisor and instructed Robert W. Howard, Executive Vice President and Chief Financial Officer of Jagged Peak, to contact RBCCM, which also has had an investment banking relationship with Jagged Peak.

Later that afternoon, the management teams of Jagged Peak and Company A met and exchanged technical information.

That evening, Mr. Kleckner contacted Mr. Gallagher and proposed a transaction between Parsley and Jagged Peak with an exchange ratio of 0.480 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock, subject to negotiation of a definitive merger agreement and completion of due diligence. Mr. Gallagher expressed disappointment in Jagged Peak’s counterproposal and, in a subsequent call, indicated that it was at a higher premium than the Parsley board would be comfortable pursuing and, therefore, Parsley was not interested in continuing discussions.

From October 4 through October 9, 2019, Jagged Peak continued to work with Company A and Company E on their respective due diligence reviews. On October 9, 2019, Company A formally declined to pursue a transaction with Jagged Peak and Company E requested additional time to consider a transaction with Jagged Peak.

On October 5, 2019, Mr. Gallagher contacted Mr. Kleckner to provide Parsley’s views highlighting the benefits of the potential strategic combination between Jagged Peak and Parsley, and shared a brief presentation prepared by Parsley management summarizing such benefits. Mr. Kleckner thanked Mr. Gallagher for the materials and expressed a desire to continue discussions in the future.

On October 9, 2019, Mr. Gallagher contacted Mr. VanLoh to discuss whether Jagged Peak and Parsley should re-engage in discussions regarding a potential combination. Following several conversations between Mr. VanLoh and Mr. Gallagher between October 9th and October 11th, Mr. Gallagher indicated that he believed that the Parsley board would be willing to re-engage in discussions with Jagged Peak if the proposed transaction were to include an exchange ratio that would result in Parsley’s stockholders owning approximately 77% of the combined company and if Jagged Peak were willing to negotiate a merger agreement expeditiously.

On October 11, 2019, Company E formally declined to further pursue a transaction with Jagged Peak.

Also on October 11, 2019, and in light of Parsley’s new proposal, Mr. Kleckner instructed Vinson & Elkins to provide a revised draft of the merger agreement to Kirkland, which Vinson & Elkins provided that evening. The draft merger agreement was consistent with the issues list that Vinson & Elkins had delivered to Kirkland on

September 30, 2019. The draft agreement also clarified that in the event of a willful and material breach of the merger agreement by Parsley, the Jagged Peak stockholders, acting solely through Jagged Peak, would be third party beneficiaries and entitled to pursue remedies.

Vinson & Elkins also delivered a revised draft of the proposed Quantum Support Agreement that provided that if the Jagged Peak board changed its recommendation, Q-Jagged Peak would be required to vote a number of shares equal to 34% of the outstanding shares in favor of the transaction, but was otherwise free to vote its remaining shares as it determined.

That same day, Mr. VanLoh called Mr. Gallagher to discuss key issues relating to the proposed transaction, including valuation and the exchange ratio.

Additionally on October 11, 2019, the Parsley board convened a special meeting to obtain an update regarding the status of the negotiations and to engage in further discussions relating to a potential transaction involving Jagged Peak. During the meeting, the Parsley board received input from representatives of the Parsley management team and Kirkland regarding, among other things, the status of negotiations, outstanding due diligence matters, certain financial metrics of the two companies, and the potential appointment of two directors of the Jagged Peak board to the Parsley board after the closing of the merger. The Parsley board instructed members of Parsley management to continue to work with representatives of TPH, who were not present at the meeting, and requested that representatives of TPH prepare an updated financial analysis regarding the proposed transaction between Parsley and Jagged Peak.

On October 12, 2019, the Jagged Peak board held a meeting attended by Jagged Peak’s management and representatives of each of Vinson & Elkins and Jagged Peak’s financial advisors. Mr. Kleckner updated the Jagged Peak board on the developments with Company A and Company E. Mr. VanLoh updated the Jagged Peak board on his discussions with Mr. Gallagher. Members of management and Jagged Peak’s financial advisors discussed with the Jagged Peak board certain financial matters relating to Jagged Peak, Parsley and the proposed transaction with Parsley. Following discussion, the Jagged Peak board instructed Mr. Kleckner to formally propose an exchange ratio of 0.450 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock, with a goal of signing a definitive merger agreement before market open on October 14, 2019.

Following the Jagged Peak board meeting, Mr. Kleckner contacted Mr. Gallagher and proposed a transaction involving an exchange ratio of 0.450 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock. Mr. Kleckner requested a meeting for the parties’ management teams, legal counsel and respective financial advisors the following day to negotiate the merger agreement. Mr. Gallagher agreed to the meeting and gave an initial indication that the proposed exchange ratio was acceptable, subject to further discussion with the Parsley board and the negotiation of a definitive agreement.

That evening, Kirkland delivered revised drafts of the merger agreement and the Quantum Support Agreement to Vinson & Elkins. The revised drafts included the following key points: (i) Jagged Peak’s board would not have the right to terminate the merger agreement for a superior proposal, (ii) Parsley would be permitted to entertain alternative proposals in the same manner as Jagged Peak, (iii) the termination fee percentage was increased to 3.5% while accepting that each party’s termination fee would be based on its own equity value, (iv) a number of itemized exceptions were included in the definition of intervening event, including the impact of commodity prices, (v) deleting the designation of Jagged Peak stockholders as third party beneficiaries in certain circumstances, (vi) a separate termination right was included (with the payment of a termination fee) for a breach of the non-solicitation covenant and (vii) if the Jagged Peak board changed its recommendation, Q-Jagged Peak would be required to vote a number of shares equal to 34% of the outstanding shares in favor of the transaction, with the remaining shares held by Q-Jagged Peak voted in proportion to the vote of all other Jagged Peak stockholders.

On October 13, 2019, the Parsley and Jagged Peak management teams, together with Vinson & Elkins and Kirkland and representatives of Quantum, met in-person at Vinson & Elkins’s offices. After extensive discussion, the parties agreed to the following resolution of the key open points: (i) the exchange ratio would be 0.447 of a share of Parsley Class A common stock for each outstanding share of Jagged Peak common stock, (ii) Jagged Peak’s board would have the right to change its recommendation, but not the right to terminate the merger agreement for a superior proposal, (iii) Parsley would not be permitted to entertain alternative proposals, (iv) the definition of intervening event would not include a list of enumerated exceptions, (v) Jagged Peak stockholders, acting solely through Jagged Peak, would be third party beneficiaries of the merger agreement in certain circumstances, (vi) there would not be a separate termination right (or payment of a termination fee) for a breach of the non-solicitation covenant, (vii) if the Jagged Peak board changed its recommendation, Q-Jagged Peak would be required to vote a number of shares equal to 34% of the outstanding shares in favor of the transaction, with the remaining shares held by Q-Jagged Peak voted in proportion to the vote of all other Jagged Peak stockholders, (viii) Mr. Sheffield, Parsley’s largest stockholder, would execute a voting agreement in which he would agree to vote in favor of the issuance of Parsley Class A common stock in the merger (herein otherwise referred to as the “Sheffield Support Agreement”) and (ix) there would be no Quantum stockholders’ agreement. Quantum and Parsley also agreed on the terms of the Registration Rights Agreement.

On the evening of October 13, 2019, the Jagged Peak board held a meeting attended by Jagged Peak’s management and representatives of Vinson & Elkins. A representative of Vinson & Elkins presented the Jagged Peak board with a summary of the proposed terms of the merger agreement, the Quantum Support Agreement and the Registration Rights Agreement. Following completion of this discussion, the Jagged Peak board invited Jagged Peak’s financial advisors to join the meeting. Citi and RBCCM separately reviewed with the Jagged Peak board their respective financial analyses of the exchange ratio provided for pursuant to the merger agreement.

That evening, representatives of Jagged Peak, Vinson & Elkins, Parsley, Kirkland and Quantum reviewed and confirmed the terms of the latest drafts of the merger agreement, the Quantum Support Agreement, the Sheffield Support Agreement and the Registration Rights Agreement. Each of these agreements were confirmed to be on the terms previously presented to the Jagged Peak board.

Prior to the market opening on October 14, 2019, the Parsley board convened a special meeting to discuss the proposed transaction, including the proposed final terms of the merger agreement and the results of TPH’s financial analysis. Representatives of TPH reviewed with the Parsley board its financial analysis relating to the proposed transaction between Parsley and Jagged Peak. Representatives of TPH also reviewed with the Parsley board its previous engagements with Parsley and Jagged Peak, as previously provided to Parsley’s legal advisor. The Parsley board determined that the previous engagements between TPH and Jagged Peak were immaterial and did not create a conflict with respect to TPH’s current engagement and advice to the Parsley board. Representatives of TPH then reviewed with the Parsley board its financial analysis of the proposed transaction with Jagged Peak and responded to questions from the Parsley board. After discussion with the Parsley board, representatives of TPH rendered an oral opinion to the Parsley board (which was confirmed by the subsequent delivery of a written opinion to the Parsley board on October 14, 2019) that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by TPH as set forth in TPH’s written opinion, the merger consideration to be paid by Parsley pursuant to the merger agreement was fair, from a financial point of view, to Parsley. Representatives of Kirkland then made a presentation to the Parsley board with respect to various matters, including, without limitation, (i) a reminder of the board’s fiduciary duties in connection with its consideration of the transaction, (ii) an overview of the key terms of the merger agreement, including the terms and effect of the voting and support agreements contemplated to be delivered by each of Quantum and Mr. Sheffield, (iii) an overview of the non-solicitation provisions of the merger agreement, (iv) an illustrative timeline for the transaction from signing to closing, assuming the Parsley board approved the acquisition transaction, (v) an update on Kirkland’s legal due diligence efforts, and (vi) a summary of the resolutions to come before the board in connection with the proposed business combination. After discussion, the Parsley board unanimously (A) determined that the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of, Parsley and the holders of Parsley common stock, (B) resolved to recommend that the Parsley stockholders approve the share issuance, (C) directed that the approval of the share issuance be submitted to Parsley stockholders at the Parsley special meeting and (D) approved other matters related to the merger agreement.

Also on the morning of October 14, 2019 and prior to the opening of the U.S. stock markets, the Jagged Peak board held a meeting attended by Jagged Peak’s management and representatives of each of Vinson & Elkins and Jagged Peak’s financial advisors. At this meeting, Citi referenced its financial analysis of the exchange ratio and rendered an oral opinion to the Jagged Peak board (confirmed by delivery of a written opinion addressed to the Jagged Peak board dated the same date) to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, as set forth in such written opinion, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Jagged Peak common stock (other than Jagged Peak, Parsley, Merger Sub and their respective affiliates). In addition, RBCCM rendered an oral opinion to the Jagged Peak board (confirmed by delivery of a written opinion addressed to the Jagged Peak board dated the same date) to the effect, that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to holders of eligible shares of Jagged Peak common stock. Prior to the end of the meeting, the Jagged Peak board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger of merger sub with and into Jagged Peak, are fair to, and in the best interests of, Jagged Peak and the holders of Jagged Peak common stock, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (iii) resolved to recommend that the holders of Jagged Peak common stock approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

Immediately following the Jagged Peak board meeting, the respective parties to the merger agreement, the Quantum Support Agreement, the Sheffield Support Agreement and the Registration Rights Agreement executed such agreements.

Prior to the opening of the U.S. stock markets on October 14, 2019, Parsley and Jagged Peak issued a joint press release announcing the proposed merger.

Recommendation of the Parsley Board and Reasons for the Merger

On October 14, 2019, the Parsley board unanimously determined the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of Parsley Class A common stock in connection with the merger, to be in the best interests of Parsley and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement. The Parsley board unanimously recommends that holders of Parsley common stock vote “FOR” the share issuance proposal.

In the course of reaching its determinations and recommendations, the Parsley board consulted with Parsley’s senior management and its outside legal and financial advisors and considered several potentially positive factors that weighed in favor of the merger, including the following (not necessarily presented in order of relative importance):

Benefits of an Acquisition of Jagged Peak

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The belief that Parsley possesses an institutional familiarity with Jagged Peak’s Delaware Basin assets, which are highly complementary to Parsley’s assets, with the majority of the acreage directly offsetting Parsley’s existing position in the Delaware Basin.

•	The belief that Jagged Peak’s high-margin, oil-weighted asset base will enhance and integrate smoothly into Parsley’s development program.

•

The fact that the merger consideration has an implied value per share of Jagged Peak common stock of $7.59, based on the closing price of Jagged Peak common stock as of October 11, 2019 (the last trading day prior to the approval of the merger agreement), and represented a premium of approximately 1.5% to the 30-day volume weighted average share price of Jagged Peak common stock as of October 11, 2019 and 11.2% to the closing share price of Jagged Peak common stock on October 11, 2019, which the Parsley board regarded as an attractive valuation relative to other transactions and peer comparisons.

•	The belief that the merger will be accretive in the first year to Parsley’s key metrics, including cash flow per share, free cash flow per share, cash return on capital invested and net asset value.

•

The fact that an all-stock transaction will help the combined company retain a strong balance sheet, with an expected pro forma net leverage ratio (total debt less cash and cash equivalents divided by last twelve months’ adjusted earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense) of approximately 1.6x.

•	The belief that the merger will provide free cash flow enhancements supporting increases in the return of capital in the future.

•

The Parsley board’s knowledge of, and discussions with Parsley management and its advisors regarding, each of Parsley’s and Jagged Peak’s business operations, financial condition, earnings and prospects, taking into account Jagged Peak’s publicly filed information and the results of Parsley’s due diligence investigation of Jagged Peak.

Synergies and Strategic Considerations

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The expectation that the combination will generate cash general and administrative expense savings of approximately $25 million in the first year (based on Jagged Peak’s 2020 general and administrative expense projections) and $40 to $50 million of annual savings thereafter, translating to a net present value of $250 to $300 million, which Parsley believes will facilitate margin expansion and enhance corporate free cash flow in the future.

•

That Parsley will continue to be led by the current strong, experienced Parsley management team and that the addition of two directors to the Parsley board in connection with the merger will add valuable expertise and experience and in-depth familiarity with Jagged Peak’s assets and operations to the Parsley board, which will enhance the likelihood of meeting or exceeding the strategic benefits that Parsley expects to derive from the merger.

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Parsley’s expectation that the increased size and scale of Parsley following the merger will create additional leverage in the marketplace for products and services, increased efficiency in operational capabilities, and improved ability to capture strategic opportunities, all of which is expected to create additional stockholder value over the long term.

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The belief that the combined company’s scale advantages and implementation of collaborative best practices can translate to well cost savings of at least $100 per lateral foot across Jagged Peak’s remaining inventory in the Delaware Basin (based on Jagged Peak’s targeted 2019 well costs of roughly $1,250 per lateral foot).

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The belief that the combination of Parsley’s and Jagged Peak’s acreage positions will create a highly contiguous, interlocking footprint in the Delaware Basin that allows for a more optimized lease geometry with additional extended lateral wells.

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The belief that the acquisition of Jagged Peak will further Parsley’s long-term strategic objectives, both operationally—including through the integration of Jagged Peak’s fresh and produced water infrastructure—and financially—including through the acceleration of progress toward an investment grade credit profile and the facilitation of opportunistic debt refinancing in the future.

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The belief that Parsley’s past record of meeting or exceeding its financial goals, successfully integrating and realizing the benefits of sizable asset acquisitions, and executing on its strategic and operational objectives will enable Parsley’s management to integrate Jagged Peak with Parsley successfully.

Opinion of Financial Advisor

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The opinion of TPH, delivered on October 14, 2019, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Parsley pursuant to the merger agreement was fair from a financial point of view to Parsley, as more fully described in the section entitled “—Opinion of Parsley’s Financial Advisor.”

Likelihood of Completion of the Transaction

•	The belief that the transaction will be consummated prior to May 14, 2020, due to the limited number and customary nature of the closing conditions.

Favorable Terms of the Merger Agreement

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The fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of Jagged Peak common stock increases relative to the market price of Parsley Class A common stock between the date of the merger agreement and the completion of the merger.

•	The fact that the Parsley stockholders will have the opportunity to vote on the share issuance proposal, which is a condition precedent to the merger.

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The fact that the Parsley board has the ability, in specified circumstances, to change its recommendation to Parsley stockholders in favor of the share issuance proposal, subject to the obligation to pay Jagged Peak a termination fee of approximately $189.0 million, as further described in the section entitled “The Merger Agreement—No Solicitation; Changes in Recommendation—Parsley: Permitted Changes of Recommendation in Connection with Intervening Events” and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement—Termination Fees Payable by Parsley.”

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The fact that there are limited circumstances in which the Jagged Peak board may terminate the merger agreement or change its recommendation that Jagged Peak stockholders approve the merger proposal, and that if the merger agreement is terminated by Parsley as a result of a change in recommendation of the Jagged Peak board, then Jagged Peak is obligated to pay Parsley a termination fee of approximately $57.4 million, as further described in the section entitled “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement—Termination Fees Payable by Jagged Peak.”

•	The belief that the restrictions imposed on Parsley’s business and operations during the pendency of the merger are reasonable and not unduly burdensome.

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The belief that, in coordination with and on the advice of Parsley’s legal advisors, the terms of the merger agreement, taken as a whole, including representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable.

Voting and Support Agreements

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The significance that certain Jagged Peak and Parsley insider stockholders holding approximately 68.6% and 10.3% of the issued and outstanding shares of Jagged Peak common stock and Parsley common stock, respectively, had entered into voting agreements obligating such stockholders to vote or cause to be voted all of their shares of Jagged Peak common stock and Parsley common stock, respectively, in favor of the adoption of the merger agreement or stock issuance, as applicable, and against alternative transactions, as more fully described in the sections entitled “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield” and “Jagged Peak Special Meeting—Voting and Support Agreement with Q-Jagged Peak.”

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The fact that, even if the Jagged Peak board changes its recommendation with respect to the merger, Q-Jagged Peak will be required to vote 34% of the outstanding Jagged Peak common stock in favor of the merger and the remainder of its Jagged Peak common stock beneficially owned in proportion with the votes cast by the other Jagged Peak stockholders as more fully described in the section entitled “Jagged Peak Special Meeting—Voting and Support Agreement with Q-Jagged Peak.”

The Parsley board also considered and balanced against the potentially positive factors listed above a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (not necessarily presented in order of relative importance):

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The possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Parsley and/or Jagged Peak, including the failure to obtain stockholder approval of the share issuance proposal or the merger proposal.

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The fact that the exchange ratio in the merger agreement provides for a fixed number of shares of Parsley Class A common stock, and, as such, Parsley stockholders cannot be certain at the time of the Parsley special meeting of the market value of the merger consideration to be paid, and the possibility that Parsley stockholders could be adversely affected in the event that the market price of Parsley Class A common stock increases relative to the market price of Jagged Peak common stock between the date of the merger agreement and the closing of the merger.

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The fact that the market price of Parsley Class A common stock could be affected by many factors, including: (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Parsley; (ii) the possibility that, as a result of the termination of the merger agreement, possible acquirers may consider Parsley to be an unattractive acquisition candidate; and (iii) the possible sale of Parsley Class A common stock by short-term investors following an announcement that the merger agreement was terminated.

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The risks and contingencies relating to the announcement and pendency of the merger, including (i) the likelihood of litigation brought by or on behalf of Parsley or Jagged Peak stockholders challenging the transaction, (ii) the potential for diversion of management and employee attention, (iii) the potential effects of the combination on the businesses of both companies, and (iv) the risks and costs to Parsley if the merger does not close in a timely manner or if the merger does not close at all.

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The potential challenges and difficulties in integrating the operations of Jagged Peak into Parsley and the risk that the anticipated cost savings and operational and other synergies between the two companies, or other anticipated benefits of the merger, might not be realized, may only be achieved over time or might take longer to realize than expected.

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The requirement that Parsley hold a stockholder vote on the approval of the share issuance proposal, even if the Parsley board has withdrawn or changed its recommendation in favor of the share issuance proposal, and the inability of Parsley to terminate the merger agreement in connection with a competing proposal, as further described in the section entitled “The Merger Agreement—No Solicitation; Changes in Recommendation.”

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The fact that the merger agreement restricts Parsley’s ability to solicit alternative transactions and/or entertain other competing proposals, as further described in the section entitled “The Merger Agreement—No Solicitation; Changes in Recommendation—No Solicitation by Parsley.”

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The fact that if the merger is not consummated, Parsley will generally be obligated to pay its own expenses incident to preparing for and entering into and carrying out its obligations under the merger agreement and the transactions contemplated thereby.

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The fact that Parsley would be required to (i) pay Jagged Peak a termination fee of approximately $189.0 million if the merger agreement is terminated in connection with a change of recommendation by the Parsley board or (ii) reimburse Jagged Peak for up to approximately $54.0 million of its expenses in certain circumstances, including if the Parsley stockholders do not approve the merger agreement. The Parsley board believed that the termination fee and reimbursement amount are consistent with comparable transactions and would not be preclusive of other offers.

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The fact that the restrictions on Parsley’s conduct of business prior to completion of the transaction could delay or prevent Parsley from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction.

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The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of Jagged Peak and its subsidiaries but that will not entitle Parsley to terminate the merger agreement.

•	The Parsley board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

After taking into account the factors set forth above, as well as others, the Parsley board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Parsley stockholders.

The foregoing discussion of factors considered by Parsley is not intended to be exhaustive but summarizes the material factors considered by the Parsley board. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the transaction, Parsley did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Parsley board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Parsley board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Parsley’s senior management and the Parsley board’s outside legal and financial advisors.

It should be noted that this explanation of the reasoning of the Parsley board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Jagged Peak Board of Directors and Reasons for the Merger

By unanimous vote, the Jagged Peak board, at a meeting held on October 14, 2019, (i) declared the merger agreement and the transactions contemplated thereby, including the merger, fair to, and in the best interests of, Jagged Peak and the Jagged Peak stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (iii) directed that the merger agreement be submitted to the Jagged Peak stockholders for adoption at a meeting of such stockholders and recommended that the Jagged Peak stockholders vote in favor of the adoption of the merger agreement and the transactions contemplated thereby, including the merger. The Jagged Peak board unanimously recommends that Jagged Peak stockholders vote “FOR” the Jagged Peak merger proposal and “FOR” the Jagged Peak compensation proposal.

In evaluating the merger agreement, the merger and the other transaction documents (including the transactions contemplated thereby), the Jagged Peak board consulted with Jagged Peak’s senior management, outside legal counsel and financial advisors. The Jagged Peak board determined that entering into the merger agreement with Parsley provided the best alternative for maximizing stockholder value reasonably available to Jagged Peak, including when compared to continuing to operate on a standalone basis.

In recommending that Jagged Peak stockholders vote their shares of Jagged Peak common stock in favor of adoption of the merger agreement, the Jagged Peak board also considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Jagged Peak board viewed as generally positive or favorable to its determination, approval and related recommendation:

Attractive Value and Attractive Acquisition Currency. The aggregate value and nature of the consideration to be received in the merger by Jagged Peak stockholders, including the fact that:

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following the merger, Jagged Peak stockholders will have the opportunity as stockholders to participate in the value of the combined company, including the expected future growth, which the Jagged Peak board viewed as an important opportunity for Jagged Peak stockholders to enhance long-term returns;

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based on the closing trading price of Parsley Class A common stock of $16.97 on October 11, 2019, the merger consideration represented an implied value of $7.59 per share of Jagged Peak common stock, a premium of 1.5% to the 30-day volume weighted average trading price of Jagged Peak common stock immediately prior to the execution of the merger agreement and a premium of 11.2% to the closing price of Jagged Peak common stock on October 11, 2019;

•	based on the implied value of the merger consideration as of October 11, 2019, Jagged Peak stockholders would own approximately 23% of the combined company on a pro forma basis; and

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the trading market for Parsley Class A common stock should provide Jagged Peak stockholders who receive Parsley Class A common stock in the merger with greater trading liquidity than is currently available for Jagged Peak common stock.

Benefits of a Combined Company. The belief of the Jagged Peak board that the company resulting from a merger of Parsley and Jagged Peak would be well positioned to achieve future growth and generate additional returns for Jagged Peak’s former stockholders, including as a result of:

•	the benefits associated with consolidating the assets of the two companies, including the potential operating synergies associated with the following:

•	creating a highly contiguous, interlocking footprint in the Delaware Basin that allows for more optimized lease geometry with additional extended lateral wells;

•	realizing operational efficiencies from the close proximity of Jagged Peak’s acreage;

•	shared facilities and infrastructure, including infrastructure optimization benefits through the integration of Jagged Peak’s fresh and produced water infrastructure network;

•	capital efficiency gains in the combined company through expected well cost savings across Jagged Peak’s remaining inventory in the Delaware Basin;

•	facilitation of margin expansion and tangible synergies that are expected to enhance free cash flow;

•	enhanced ability to fund operations from cash flow through increased production;

•	improving efficiencies through the benefit of combined knowledge and technical expertise;

•	continued commitment to profitable operations via cost efficiencies and competitive, high operating margins of both Parsley and Jagged Peak merging in the combined company; and

•	increased size and scale of the combined company will afford greater resilience to commodity price changes;

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the quality and scale of the combined company’s assets, including investment diversification by Jagged Peak stockholders gaining exposure to Parsley’s Midland Basin assets as well as Parsley’s mineral ownership and valuable water infrastructure;

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the fact that the transaction is expected to be credit-enhancing relative to Jagged Peak’s credit profile, resulting in a lower cost of debt capital than would be realized by Jagged Peak on a standalone basis;

•	the caliber of Parsley’s executive management team, which is expected to continue as the executive management team of the combined company;

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the quality and experience of the Parsley board members, who are expected to remain on the combined company board, and the fact that two board members from the current Jagged Peak board are expected to join the board of the combined company; and

•	the increased trading liquidity, and potentially more favorable debt ratings.

Immediate Value Increase. The belief of the Jagged Peak board that the exchange ratio of 0.447 of a share of Parsley Class A common stock per share of Jagged Peak common stock will be immediately accretive to Jagged Peak stockholders using strip pricing on a discounted cash flow per share and net asset value per share basis; and

Continuation of Standalone Jagged Peak. The Jagged Peak board’s consideration of Jagged Peak’s business, prospects and other strategic opportunities, and the Jagged Peak board’s belief that there are certain risks associated with continuing to operate as a standalone company, including:

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the risk that it will become increasingly difficult for Jagged Peak to grow its production and reserves through acquisitions given that many of the most attractive third-party acquisition targets have been acquired by larger companies;

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the risk that, as the performance of Permian Basin producers becomes more dependent on the most efficient development of existing resources and less dependent on the acquisition and discovery of new resources, Jagged Peak may become less competitive, on a relative basis, compared with larger Permian Basin producers, given scale-related advantages available to larger companies;

•	the more capital-intensive nature of, and additional execution and timing risk associated with, larger scale pad development; and

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the risk that, as a smaller, earlier-stage, standalone company, Jagged Peak’s transition to larger scale pad development will result in a lower free cash flow which could lead to lower credit ratings and limited access to third-party financial resources.

The Jagged Peak board also considered the following factors as being generally positive or favorable in making its determination, approval and related recommendation:

Alternative Combination Transactions. The Jagged Peak board considered alternative transactions and, following review of such alternatives with the assistance of Jagged Peak’s management and Citi, and based on its understanding of management’s discussions with RBCCM, believed that it was unlikely that an alternative bidder would consummate a transaction on superior terms and provide Jagged Peak stockholders more valuable consideration, than provided in connection with the merger;

Opportunity to Receive Alternative Acquisition Proposals and to Change the Jagged Peak Board’s Recommendation Upon Receipt of a Superior Proposal. The Jagged Peak board considered the terms of the merger agreement related to Jagged Peak’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred from making a competing proposal by the provisions of the merger agreement, including because the Jagged Peak board may, under certain circumstances, furnish information or enter into discussions in connection with a competing proposal. In this regard, the Jagged Peak board considered that:

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subject to its compliance with the merger agreement, the Jagged Peak board can change its recommendation to Jagged Peak stockholders with respect to the adoption of the merger agreement prior to the adoption of the merger agreement by the vote of its stockholders if it determines, with respect to a superior proposal or an intervening event, in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the Jagged Peak board’s fiduciary duties; and

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while the merger agreement contains a termination fee of $57.4 million, representing approximately 3.5% of Jagged Peak’s equity value at signing, that Jagged Peak would be required to pay to Parsley in certain circumstances, including if (i) Parsley terminates the merger agreement in connection with a change in the Jagged Peak board’s recommendation to stockholders with respect to adoption of the merger agreement or (ii) under certain circumstances, if, within 12 months of termination, Jagged Peak enters into a definitive agreement with respect to, publicly approves or recommends to the Jagged Peak stockholders, does not oppose (in the case of a tender or exchange offer), or consummates, a Jagged Peak competing proposal, the Jagged Peak board believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions, and not preclusive of other offers.

Post-Merger Corporate Governance. The Jagged Peak board considered that the merger agreement provides that the Parsley board must take all necessary corporate action to increase the size of the combined company’s board by two and to appoint two members of the Jagged Peak board (each determined to be independent by the Parsley board and mutually agreed upon between Jagged Peak and Parsley) as directors of the combined company;

Tax Considerations. The Jagged Peak board considered that the integrated mergers, taken together, are intended to qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

Opinions of Jagged Peak’s Financial Advisors. The Jagged Peak board considered:

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the opinion of Citi, dated October 14, 2019, to the Jagged Peak board as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below in the section entitled “The Merger—Opinions of Jagged Peak’s Financial Advisors—Opinion of Citigroup Global Markets Inc.” beginning on page 98; and

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the opinion of RBCCM, dated October 14, 2019, to the Jagged Peak board, to the effect that, as of October 14, 2019, based on and subject to the assumptions, qualifications, limitations, and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to holders of eligible shares of Jagged Peak common stock, as more fully described below in the section entitled “The Merger—Opinion of Jagged Peak’s Financial Advisors—Opinion of RBC Capital Markets, LLC” beginning on page 108.

Terms of the Merger Agreement. The Jagged Peak board reviewed and considered that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the merger agreement may be terminated, in its belief, are reasonable. The Jagged Peak board also reviewed and considered the conditions to the completion of the merger, and concluded that while the completion of the merger is subject to various regulatory approvals, such approvals were not likely to prevent the completion of the merger.

The Jagged Peak board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

Merger Consideration. The Jagged Peak board considered that, because the merger consideration is based on a fixed exchange ratio rather than a fixed value, Jagged Peak stockholders bear the risk of a decrease in the trading price of Parsley common stock during the pendency of the merger and the fact that the merger agreement does not provide Jagged Peak with a value-based termination right;

Interim Operating Covenants. The Jagged Peak board considered the restrictions on the conduct of Jagged Peak’s and its subsidiaries’ businesses during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement;

Risks Associated with the Pendency of the Merger. The risks and contingencies relating to the announcement and pendency of the merger (including the likelihood of litigation or other opposition brought by or on behalf of Jagged Peak stockholders or Parsley stockholders challenging the merger and the other transactions contemplated by the merger agreement) and the risks and costs to Jagged Peak if the merger is not completed in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on Jagged Peak’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of Jagged Peak common stock and Jagged Peak’s operating results;

Parsley Change of Recommendation; Parsley Stockholder Vote. The Jagged Peak board considered the right of the Parsley board to change its recommendation to Parsley stockholders in certain circumstances, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Jagged Peak and payment to Jagged Peak of an approximately $189.0 million termination fee). The Jagged Peak board also considered that, even if the merger agreement is approved by Jagged Peak stockholders, Parsley stockholders may not approve the share issuance proposal, which is a closing condition of the merger;

Quantum Voting Agreement. The Jagged Peak board considered the fact that, in the event that the Jagged Peak board changes its recommendation to its stockholders to approve and adopt the merger agreement, Quantum’s voting obligation is reduced to 34% of the total issued and outstanding shares of Jagged Peak common stock plus additional votes proportionate to the voting percentage of Jagged Peak’s other stockholders. As a result, in such circumstance, the merger could be approved by the affirmative vote of Jagged Peak stockholders representing a small percentage of the outstanding shares of Jagged Peak common stock;

Competing Proposals; Termination Fees; Expense Reimbursement. The Jagged Peak board considered the possibility that a third party may be willing to enter into a strategic combination with Jagged Peak on terms more favorable than the merger. In connection therewith, the Jagged Peak board considered the terms of the merger agreement relating to no-shop covenants, the ability to change the Jagged Peak board’s recommendation (but the inability to terminate the merger agreement for a superior proposal) and termination fees, and the potential that such provisions might deter alternative bidders that might have been willing to submit a superior proposal to Jagged Peak, particularly in light of the fact that Jagged Peak had solicited indications of interest from a targeted group of potential counterparties identified prior to entering into the merger agreement. The Jagged Peak board also considered that, under specified circumstances, Jagged Peak may be required to pay a termination fee or expenses in the event the merger agreement is terminated and the effect this could have on Jagged Peak, including:

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the possibility that the termination fee and inability to terminate the merger agreement for a superior proposal could discourage other potential parties from making a competing offer, although the Jagged Peak board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making a competing proposal;

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if the merger is not consummated, Jagged Peak will generally be obligated to pay its own expenses incident to preparing for and entering into and carrying out its obligations under the merger agreement and the transactions contemplated thereby; and

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the requirement that if the merger agreement is terminated as a result of the failure to obtain approval of Jagged Peak stockholders, Jagged Peak would be obligated to reimburse Parsley for up to $16.4 million of its expenses in connection with the merger agreement.

Regulatory Approval. The Jagged Peak board considered that the merger and the related transactions require regulatory approval to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approval;

Interests of Certain Jagged Peak Directors and Executive Officers. The Jagged Peak board considered that Jagged Peak’s directors and executive officers may have interests in the merger that may be different from, or in addition to, those of Jagged Peak stockholders. For more information about such interests, see below under the heading “ —Interests of Certain Jagged Peak Directors and Executive Officers in the Merger” beginning on page 119;

Merger Costs. The costs associated with the completion of the merger, including Jagged Peak management’s time and energy and potential opportunity cost; and

Other Risks. The Jagged Peak board considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on page 30 and 32, respectively.

The Jagged Peak board believed that, overall, the potential benefits of the merger to Jagged Peak stockholders outweighed the risks and uncertainties of the merger.

The foregoing discussion of factors considered by the Jagged Peak board is not intended to be exhaustive, but includes the material factors considered by the Jagged Peak board. In light of the variety of factors considered in connection with its evaluation of the merger, the Jagged Peak board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Jagged Peak board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Jagged Peak board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Jagged Peak board based its recommendation on the totality of the information presented.

Certain Parsley Unaudited Prospective Financial and Operating Information

Parsley does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings, or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, Parsley’s management prepared certain unaudited internal financial forecasts with respect to Parsley, which were provided to the Parsley board and Jagged Peak, as well as Parsley’s and Jagged Peak’s respective financial advisors, in connection with the proposed merger. Certain of such forecasts also were provided to Parsley’s financial advisor for its use and reliance in connection with the financial analyses that TPH performed in connection with its opinion described in “—Opinion of Parsley’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of Parsley, Jagged Peak, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Parsley’s management, including, among others, Parsley’s and Jagged Peak’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Parsley and Jagged Peak can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Parsley’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Parsley contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Parsley, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Parsley and Jagged Peak can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the Parsley special meeting and the Jagged Peak special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Parsley and Jagged Peak do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Parsley or Jagged Peak of the merger, the effect on Parsley or Jagged Peak of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Parsley or Jagged Peak of any possible failure of the merger to occur. None of Parsley, Jagged Peak, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any Parsley or Jagged Peak stockholder or other person regarding Parsley’s or Jagged Peak’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Parsley, Jagged Peak, their respective advisors or other representatives or any other person that it is viewed as material information of Parsley or Jagged Peak, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the share issuance proposal, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Parsley board, Jagged Peak, and Parsley’s and Jagged Peak’s respective financial advisors in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Parsley stockholders and Jagged Peak stockholders are cautioned not to place undue reliance on such information, and Parsley and Jagged Peak urge all Parsley stockholders and Jagged Peak stockholders to review Parsley’s most recent SEC filings for a description of Parsley’s reported financial results and Jagged Peak’s most recent SEC filings for a description of Jagged Peak’s reported financial results. Please see “Where You Can Find More Information.”

Summary of Certain Parsley Unaudited Prospective Financial and Operating Information

In preparing the prospective financial and operating information described below, the management team of Parsley authorized the use of the following oil and natural gas price assumptions, which are based on (1) New York

Mercantile Exchange (“NYMEX”) strip pricing available on October 11, 2019, (2) Wall Street consensus pricing, as of October 11, 2019 and (3) three-year historical average prices as of October 11, 2019:

NYMEX Strip Pricing as of October 11, 2019
	2019E	2020E	2021E	2022E	2023E
Oil ($/bbl)	$55.57	$53.51	$51.73	$51.15	$51.10
Gas ($/MMbtu)	$2.36	$2.39	$2.42	$2.48	$2.55

Wall Street Consensus Pricing as of October 11, 2019
	2019E	2020E	2021E	2022E
Oil ($/bbl)	$56.58	$57.38	$57.97	$56.33
Gas ($/MMbtu)	$2.54	$2.65	$2.59	$2.60

Three-Year Historical Average as of October 11, 2019
	2019E	2020E	2021E	2022E	2023E
Oil ($/bbl)	$56.96	$56.96	$56.96	$56.96	$56.96
Gas ($/MMbtu)	$2.95	$2.95	$2.95	$2.95	$2.95

In addition to different pricing scenarios, Parsley management used two different sets of operating assumptions for Parsley. Those two cases are referred to in this section as “Parsley Case A” and “Parsley Case B.”

Parsley Case A: Parsley current operating model forecasts through 2023E based on customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation.

Parsley Case B: Parsley net asset value model of existing proved developed producing reserves, proved developed non-producing reserves and undeveloped resources through the end of their economic lives.

The following tables set forth certain summarized prospective financial and operating information regarding Parsley for the years 2019 through 2023, based on the above referenced cases and the respective price assumptions indicated above, which information was prepared by or at the direction of Parsley management and authorized by Parsley management to be used and relied upon by Parsley’s financial advisor in connection with the financial analyses that TPH performed in connection with its opinion described in “ —Opinion of Parsley’s Financial Advisor.” The following unaudited prospective financial and operating information should not be regarded as an indication that Parsley considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Parsley’s anticipated or actual capital allocation relating to the Parsley assets post-closing of the merger.

	Unaudited Parsley Financial and Operating Forecast Provided by Parsley Management
	Parsley Case A					Parsley Case B
($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2019E	2020E	2021E	2022E	2023E
NYMEX Strip
Production (Mboe/d)	140.9	155.3	172.0	191.4	216.6	140.9	155.3	176.0	202.5	231.0
EBITDAX ($MM)(1)	$1,446	$1,614	$1,757	$1,972	$2,229	$1,498	$1,598	$1,795	$2,065	$2,352
Capex ($MM)	$1,429	$1,263	$1,375	$1,496	$1,547	$1,429	$1,338	$1,319	$1,507	$1,639
Wall Street Consensus
Production (Mboe/d)	140.9	155.3	172.0	191.4	216.6	140.9	155.3	176.0	202.5	231.0
EBITDAX ($MM)(1)	$1,457	$1,713	$2,021	$2,216	$2,501	$1,457	$1,713	$2,021	$2,216	$2,501
Capex ($MM)	$1,429	$1,263	$1,375	$1,496	$1,547	$1,429	$1,338	$1,319	$1,507	$1,639
Three-Year Historical Average
Production (Mboe/d)	140.9	155.3	172.0	191.4	216.6	140.9	155.3	176.0	202.5	231.0
EBITDAX ($MM)(1)	$1,467	$1,716	$1,998	$2,264	$2,556	$1,467	$1,716	$1,998	$2,264	$2,556
Capex ($MM)	$1,429	$1,263	$1,375	$1,496	$1,547	$1,429	$1,338	$1,319	$1,507	$1,639

(1)

Defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley Management Projections for Jagged Peak

In addition to different pricing scenarios, Parsley management used two different sets of operating assumptions for Jagged Peak. Those two cases are referred to in this section as “Jagged Peak Case A” and “Jagged Peak Case B.”

Jagged Peak Case A: Certain hydrocarbon resource and production data regarding highest confidence locations based on public data.

Jagged Peak Case B: Same as Jagged Peak Case A but with additional locations per Jagged Peak information and increased rig cadence in 2023 and 2024 and thereafter to maintain a consistent inventory life.

Parsley management also provided to the Parsley board certain unaudited prospective financial and operating information with respect to Jagged Peak, which was generally derived from information provided by Jagged Peak management. Such forecasts with respect to Jagged Peak also were provided to Parsley’s financial advisor for its use and reliance in connection with the financial analyses that TPH performed in connection with its opinion described in “ —Opinion of Parsley’s Financial Advisor.” The following table sets forth a summary of this prospective financial and operating information regarding Jagged Peak for the years 2019 through 2023 as prepared by Parsley management based on the above referenced cases and the respective price assumptions indicated above. The following unaudited prospective financial and operating information should not be regarded as an indication that Parsley considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Parsley’s anticipated or actual capital allocation relating to the Jagged Peak assets post-closing of the merger.

	Unaudited Jagged Peak Financial and Operating Forecast Provided by Parsley Management
	Jagged Peak Case A					Jagged Peak Case B
($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2019E	2020E	2021E	2022E	2023E
NYMEX Strip
Production (Mboe/d)	40.6	49.2	61.2	77.7	92.7	40.5	48.7	59.8	77.0	93.2
EBITDAX ($MM)(1)	$436	$564	$674	$880	$1,059	$435	$558	$656	$875	$1,068
Capex ($MM)	$642	$632	$798	$932	$979	$641	$621	$795	$959	$1,088
Wall Street Consensus
Production (Mboe/d)	40.6	49.2	61.2	77.7	92.7	40.5	48.7	59.8	77.0	93.2
EBITDAX ($MM)(1)	$439	$590	$778	$990	$1,190	$438	$583	$758	$984	$1,201
Capex ($MM)	$642	$632	$798	$932	$979	$641	$621	$795	$959	$1,088
Three-Year Historical Average
Production (Mboe/d)	40.6	49.2	61.2	77.7	92.7	40.5	48.7	59.8	77.0	93.2
EBITDAX ($MM)(1)	$442	$591	$766	$1,009	$1,213	$441	$584	$747	$1,003	$1,224
Capex ($MM)	$642	$632	$798	$932	$979	$641	$621	$795	$959	$1,088

(1)

Defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Certain Additional Parsley Management Projections for Parsley and Jagged Peak Prepared for the Parsley Board

In addition to the prospective financial and operating information prepared by Parsley’s management and described above, at the request of the Parsley board, Parsley management prepared additional prospective financial and operating information for the years 2019 through 2023 based on Parsley Case A and Parsley Case B and a price sensitivity case of $45.00 ($/bbl) oil and $2.50 ($/MMbtu) natural gas. This prospective financial and operating information was provided to the Parsley board and Parsley’s financial advisor.

At the request of the Parsley board, Parsley’s management also provided additional prospective financial and operating information for the years 2019 through 2023 based on Jagged Peak Case A and Jagged Peak Case B and a price sensitivity case of $45.00 ($/bbl) oil and $2.50 ($/MMbtu) natural gas. This prospective financial and operating information was provided to the Parsley board and Parsley’s financial advisor.

The following unaudited prospective financial and operating information should not be regarded as an indication that Parsley considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Parsley’s anticipated or actual capital allocation relating to the Parsley or Jagged Peak assets post-closing of the merger.

	Unaudited Parsley Financial and Operating Forecast Provided by Parsley Management
	Parsley Case A					Parsley Case B
($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2019E	2020E	2021E	2022E	2023E
$45.00/$2.50
Production (Mboe/d)	140.9	155.3	172.0	191.4	216.6	140.9	155.3	176.0	202.5	231.0
EBITDAX ($MM)(1)	$1,403	$1,462	$1,484	$1,690	$1,913	$1,403	$1,462	$1,484	$1,690	$1,913
Capex ($MM)	$1,429	$1,263	$1,375	$1,496	$1,547	$1,429	$1,338	$1,319	$1,507	$1,639

(1)

Defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

	Unaudited Jagged Peak Financial and Operating Forecast Provided by Parsley Management
	Jagged Peak Case A					Jagged Peak Case B
($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2019E	2020E	2021E	2022E	2023E
$45.00/$2.50
Production (Mboe/d)	40.6	49.2	61.2	77.7	92.7	40.5	48.7	59.8	77.0	93.2
EBITDAX ($MM)(1)	$416	$514	$563	$744	$897	$415	$508	$547	$740	$905
Capex ($MM)	$642	$632	$798	$932	$979	$641	$621	$795	$959	$1,088

(1)

Defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley Management Projections for Expected Synergies and Cost Savings

Parsley management provided to the Parsley board, Parsley’s financial advisor, Jagged Peak, and Jagged Peak’s financial advisors certain estimates of the amounts and timing of expected synergies and corporate general and administrative expense cost savings anticipated by Parsley management to result from the merger, which totaled approximately $25 million for 2020 and approximately $50 million thereafter (the “Parsley Expected Synergies”).

In addition to the Parsley Expected Synergies above, Parsley management also provided to the Parsley board as part of its consideration of the strategic, financial, and operational merits of a merger with Jagged Peak, estimates regarding certain one-time costs as a result of the proposed merger consisting of severance costs and financial, legal, and other advisory fees (the “Parsley Transaction Costs”). The Parsley Transaction Costs were also provided to Parsley’s financial advisor.

Certain Jagged Peak Unaudited Prospective Financial and Operating Information

Jagged Peak as a matter of course does not make public long-term projections as to its future production, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Jagged Peak board’s evaluation of the proposed merger, Jagged Peak management prepared and provided to the Jagged Peak board certain unaudited prospective financial and operating information relating to Jagged Peak for the fiscal years ending December 31, 2019 through December 31, 2024, which is referred to as the “Jagged Peak Projections for Jagged Peak,” and certain unaudited prospective financial and operating information relating to Parsley for the fiscal years ending December 31, 2019 through December 31, 2024, which is referred to as the “Jagged Peak Projections for Parsley.” The Jagged Peak Projections for Jagged Peak and the Jagged Peak Projections for Parsley also were provided to Jagged Peak’s financial advisors, Citi and RBCCM, which were authorized by Jagged Peak to use and rely upon the Jagged Peak Projections for Jagged Peak and the Jagged Peak Projections for Parsley in connection with their respective analyses and opinions described in the section entitled “The Merger—Opinions of Jagged Peak’s Financial Advisors.” Certain other unaudited prospective financial and operating information relating to Jagged Peak also was provided to Parsley and its financial advisor.

The summary of the unaudited prospective financial and operating information below is not included to influence the decision of Jagged Peak stockholders or Parsley stockholders whether to vote in favor of the merger, the share issuance or any other proposal to be considered at the special meetings, but is provided solely because it was made available to the Jagged Peak board and Jagged Peak’s financial advisors in connection with the merger. The inclusion of the below information should not be regarded as an indication that any of Jagged Peak, Parsley, their respective advisors or other representatives or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results.

This information was prepared solely for internal use and is subjective in many respects. While presented with numerical specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Jagged Peak’s or Parsley’s management, including, among others, Jagged Peak’s and/or Parsley’s future results, oil and gas industry activity, commodity prices, demand for oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, takeaway capacity and the availability of services in the areas in which Jagged Peak and Parsley operate, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information” beginning on pages 30, 32 and 192, respectively.

The unaudited prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Jagged Peak can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for

preparation and presentation of prospective financial information. Neither Jagged Peak’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Jagged Peak contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Jagged Peak, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Jagged Peak can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Jagged Peak does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Jagged Peak or Parsley of the merger, the effect on Jagged Peak or Parsley of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Jagged Peak or Parsley of any possible failure of the merger to occur. None of Jagged Peak, Parsley or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Jagged Peak’s or Parsley’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Jagged Peak, Parsley or their respective advisors or other representatives or any other person that it is viewed as material information of Jagged Peak or Parsley, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Jagged Peak stockholders and Parsley stockholders are cautioned not to place undue reliance on such information and are encouraged to review Jagged Peak’s and Parsley’s most recent SEC filings for a description of Jagged Peak’s and Parsley’s respective reported financial results. See the section entitled “Where You Can Find More Information” beginning on page 192.

Jagged Peak Management Projections for Jagged Peak

In preparing the prospective financial and operating information described below, the management team of Jagged Peak used the following natural gas and oil prices (with natural gas prices based on Henry Hub pricing and oil prices based on NYMEX WTI pricing), based on oil and natural gas strip pricing and Wall Street analysts’ consensus pricing, in each case as of October 11, 2019:

	Oil and Gas Strip Pricing
	2019E	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$56.71	$53.51	$51.73	$51.15	$51.10	$51.30
Gas ($/MMBtu)	$2.52	$2.39	$2.42	$2.48	$2.55	$2.61

	Wall Street Consensus Pricing
	2019E	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$57.90	$56.13	$59.50	$58.83	$58.20	$58.20
Gas ($/MMBtu)	$2.69	$2.67	$2.65	$2.63	$2.70	$2.70

The following table presents selected unaudited forecasted financial and operating information of Jagged Peak contained in the Jagged Peak Projections for Jagged Peak:

($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2024E
Oil and Gas Strip Pricing
Production (MBoe/d)	39.7	50.3	59.5	66.5	69.1	71.9
EBITDA(1)	$422	$555	$624	$688	$698	$722
Adjusted EBITDA(2)	$436	$569	$638	$702	$713	$738
Capital expenditures	$685	$671	$600	$530	$492	$510
Free cash flow(3)	$(300)	$(166)	$(26)	$111	$165	$179

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense and certain non-recurring, non-cash and other items. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free cash flow is defined as EBITDA less interest expense, cash taxes and capital expenditures. Free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2024E
Wall Street Consensus Pricing
Production (MBoe/d)	39.7	50.3	59.5	66.5	69.1	71.9
EBITDA(1)	$427	$575	$751	$826	$830	$855
Adjusted EBITDA(2)	$441	$588	$765	$841	$845	$871
Capital expenditures	$685	$671	$600	$530	$492	$510
Free cash flow(3)	$(295)	$(146)	$105	$260	$308	$312

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense and certain non-recurring, non-cash and other items. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free cash flow is defined as EBITDA less interest expense, cash taxes and capital expenditures. Free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Jagged Peak Management Projections for Parsley

In preparing the prospective financial and operating information described below, the management team of Jagged Peak used the following natural gas and oil prices (with natural gas prices based on Waha Hub pricing and oil prices based on NYMEX WTI pricing), based on oil and natural gas strip pricing and Wall Street analysts’ consensus pricing, in each case as of October 11, 2019 (amounts may reflect rounding):

	Oil and Gas Strip Pricing
	2019E	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$56.70	$53.51	$51.73	$51.15	$51.10	$51.30
Gas ($/MMBtu)	$0.82	$1.02	$1.56	$1.76	$1.95	$2.08

	Wall Street Consensus Pricing
	2019E	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$57.25	$56.13	$59.50	$58.83	$58.20	$58.20
Gas ($/MMBtu)	$0.92	$1.30	$1.80	$1.91	$2.10	$2.17

The following table presents selected unaudited forecasted financial and operating information of Parsley contained in the Jagged Peak Projections for Parsley (amounts may reflect rounding):

($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2024E
Oil and Gas Strip Pricing
Production (MBoe/d)	140.6	156.7	172.1	190.7	211.9	225.2
EBITDA(1)	$1,410	$1,549	$1,646	$1,848	$2,053	$2,182
Adjusted EBITDA(2)	$1,430	$1,569	$1,666	$1,868	$2,073	$2,202
Capital expenditures	$1,367	$1,268	$1,416	$1,518	$1,551	$1,595
Free cash flow(3)	$(83)	$158	$79	$92	$266	$374

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense and certain non-recurring, non-cash and other items. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free cash flow is defined as EBITDA less interest expense, cash taxes and capital expenditures. Free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

($ in millions, except production)	2019E	2020E	2021E	2022E	2023E	2024E
Wall Street Consensus Pricing
Production (MBoe/d)	140.6	156.7	172.1	190.7	211.9	225.2
EBITDA(1)	$1,429	$1,613	$1,969	$2,196	$2,406	$2,538
Adjusted EBITDA(2)	$1,450	$1,633	$1,989	$2,216	$2,426	$2,558
Capital expenditures	$1,367	$1,268	$1,416	$1,518	$1,551	$1,595
Free cash flow(3)	$(64)	$222	$317	$366	$545	$655

(1)

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense and certain non-recurring, non-cash and other items. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Free cash flow is defined as EBITDA less interest expense, cash taxes and capital expenditures. Free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Jagged Peak does not intend to update or otherwise revise the above unaudited financial and operating forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial and operating forecasts are no longer appropriate, except as may be required by applicable law.

Opinion of Parsley’s Financial Advisor

Introduction

Parsley retained TPH to act as Parsley’s financial advisor and provide an opinion in connection with the proposed merger. The Parsley board instructed TPH to evaluate the fairness, from a financial point of view, to Parsley of the merger consideration to be paid by Parsley pursuant to the merger agreement.

On October 14, 2019, at a meeting of the Parsley board held to evaluate the proposed merger, TPH delivered an opinion to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion and based upon other matters as TPH considered relevant, the merger consideration to be paid by Parsley pursuant to the merger agreement was fair from a financial point of view to Parsley.

The opinion speaks only as of the date and the time it was rendered and not as of the time the proposed merger may be completed or any other time. The opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Parsley stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Parsley board in connection with its consideration of the proposed merger and TPH’s opinion does not address any other aspect of the merger agreement and does not constitute a recommendation as to how any stockholder in Parsley or Jagged Peak should vote with respect to the proposed merger or any other matter.

In connection with rendering its opinion, TPH reviewed, among other things:

•	a draft of the merger agreement dated October 13, 2019;

•	annual report to stockholders and the Annual Report on Form 10-K of Jagged Peak for the year ended December 31, 2018;

•	annual report to stockholders and the Annual Report on Form 10-K of Parsley for the year ended December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Jagged Peak and Parsley;

•	certain other communications from Jagged Peak and Parsley to their respective stockholders;

•	certain internal financial information and forecasts for Parsley prepared by the management of Parsley;

•	certain hydrocarbon resource and production data and forecasts for Parsley prepared by the management of Parsley;

•

certain internal financial information and forecasts and certain hydrocarbon resource and production data and forecasts for Jagged Peak (including two operational cases) prepared by the management of Parsley based on certain data provided by Jagged Peak management;

•

certain internal financial information and forecasts for the pro forma combined company prepared by the management of Parsley (together with the forecasts referred to in the three preceding clauses above, the “Forecasts”);

•	certain publicly available research analyst reports with respect to the future financial performance of Jagged Peak and Parsley; and

•	the Parsley Expected Synergies projected by the management of Parsley to result from the proposed merger.

TPH also held discussions with members of the senior managements of Jagged Peak and Parsley regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed merger and the past and current business operations, financial condition and future prospects of their respective entities. In addition, TPH reviewed the reported price and trading activity for Jagged Peak common stock and Parsley Class A common stock, compared certain financial and stock market information for Jagged Peak and Parsley with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate. TPH noted that the Forecasts and Parsley Expected Synergies used by TPH in its analysis reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures made by the management of Parsley that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have had a material impact on TPH’s analysis and its opinion.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with Parsley’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parsley as to the future financial performance of Parsley, Jagged Peak and Parsley and Jagged Peak combined (as applicable), and provided a reasonable basis upon which to evaluate the proposed merger. TPH also assumed, with Parsley’s consent, that the Parsley Expected Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Parsley to result from the proposed merger were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parsley, and provided a reasonable basis upon which to evaluate the proposed merger.

TPH expressed no view or opinion with respect to the Forecasts or the Parsley Expected Synergies or the assumptions on which they were based and TPH further assumed, among other things, that (i) the executed merger agreement (together with the exhibits and schedules thereto) would not differ in any respect material to TPH’s analyses or opinion from the draft versions TPH examined, referenced above, (ii) the proposed merger would be treated as a tax-free reorganization, pursuant to the Code, (iii) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct in all material respects, (iv) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (v) all conditions to the consummation of the proposed merger would be satisfied without material amendment or waiver thereof, (vi) the proposed merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the proposed merger would be obtained without, in the case of each of the foregoing clauses (i) – (v), any material adverse effect on Jagged Peak, Parsley, Merger Sub, the holders of Jagged Peak common stock or Parsley Class A common stock, or the expected benefits of the proposed merger in any way meaningful to TPH’s analysis. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Jagged Peak or any of its subsidiaries or Parsley or any of its subsidiaries and TPH was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, October 14, 2019. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date upon which its opinion was rendered.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TPH in its analyses, and no one single method of analysis should be regarded as dispositive of the overall conclusion reached by TPH. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by TPH, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.

TPH’s opinion addressed only the fairness from a financial point of view, as of October 14, 2019, to Parsley of the merger consideration to be paid by Parsley pursuant to the merger agreement. TPH’s opinion did not address the underlying business decision of Parsley to engage in the proposed merger, or the relative merits of the proposed merger as compared to any other alternative transaction that might have been available to Parsley. TPH did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the proposed merger, including, without limitation, the fairness of the proposed merger to, or any consideration received in connection therewith by, creditors or other constituencies of Jagged Peak or Parsley or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Jagged Peak or Parsley, or any class of such persons, in connection with the proposed merger, whether relative to the merger consideration to be paid by Parsley pursuant to the merger agreement or otherwise. TPH did not express any opinion as to the price at which shares of Jagged Peak common stock or Parsley Class A common stock or the securities of any other party would trade at any time.

The data and analyses summarized below in this joint proxy statement/prospectus are from TPH’s presentation to the Parsley board delivered on October 14, 2019, which primarily used market closing prices as of October 11, 2019. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses.

Summary of TPH’s Analyses

Certain Financial Metrics

For purposes of the analyses described below, the following terms have the following meanings:

•	“EV” or “enterprise value” is calculated as the fully-diluted equity value of a company, plus book value of net debt, any preferred equity and non-controlling interests;

•	“EBITDA” is calculated as earnings before interest, income taxes, depreciation and amortization; and

•	“EBITDAX” is calculated as earnings before interest, income taxes, depreciation, depletion, amortization and exploration expense.

Commodity Price Assumptions

The commodity price assumptions used by TPH in certain of its analyses are summarized below:

NYMEX strip pricing as of October 11, 2019 (which we refer to, for purposes of this section entitled “—Opinion of Parsley’s Financial Advisor,” as “NYMEX Strip”):

Year	WTI Crude ($Bbl)	Henry Hub Gas ($MMbtu)
2019E	$55.57	$2.36
2020E	$53.51	$2.39
2021E	$51.73	$2.42
2022E	$51.15	$2.48
2023E	$51.10	$2.55

Wall Street Consensus pricing as of October 11, 2019 (which we refer to, for purposes of this section entitled “—Opinion of Parsley’s Financial Advisor,” as “Wall Street Consensus”):

Year	WTI Crude ($Bbl)	Henry Hub Gas ($MMbtu)
2019E	$56.58	$2.54
2020E	$57.38	$2.65
2021E	$57.97	$2.59
2022E	$56.33	$2.60

3-Year Trailing Spot Price Average for WTI Crude and Henry Hub Gas as of October 11, 2019 (which we refer to as “3-Year Historical Average”):

Year	WTI Crude ($Bbl)	Henry Hub Gas ($MMbtu)
2019E	$56.96	$2.95
2020E	$56.96	$2.95
2021E	$56.96	$2.95
2022E	$56.96	$2.95
2023E	$56.96	$2.95

Selected Public Companies Trading Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to Parsley, Jagged Peak and selected companies with publicly traded equity securities and operations in the Permian Basin.

The financial information reviewed included:

•	enterprise value as a multiple of estimated 2019 and 2020 production (measured in barrels of oil equivalent per day), using Wall Street consensus estimates; and

•

enterprise value as a multiple of estimated 2019 and 2020 EBITDAX, based on median research analysts’ consensus estimates per FactSet as of October 11, 2019 (for purposes of this analysis, the “Wall Street consensus estimates”).

The companies included in the analysis and their relevant financial metrics reviewed were as follows:

Selected Public Companies	EV/2019E	EV/2020E
	Production	Production	EV/2019E	EV/2020E
	($/boe/d)	($/boe/d)	EBITDAX	EBITDAX
Small to Mid-Cap Companies
Centennial Resource Development, Inc.	25,631	24,987	3.2x	2.9x
Cimarex Energy Co.	24,705	23,856	4.6x	4.0x
Laredo Petroleum, Inc.	19,478	19,413	2.8x	2.8x
Matador Resources Company	46,012	40,105	4.8x	3.9x
Large-Cap Companies
Concho Resources Inc.	51,158	47,790	5.6x	4.7x
Diamondback Energy, Inc.	70,866	61,465	6.3x	5.1x
Pioneer Natural Resources Company	70,481	63,522	6.6x	5.8x

The preceding companies are referred to in this discussion as the “selected public companies.” No selected public company or group of companies is identical to Parsley or Jagged Peak. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the proposed merger contemplated by the merger agreement and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Parsley, Jagged Peak and the selected public companies that could affect the public trading values of each also are relevant.

Based on the ranges observed among the selected pubic companies and upon application of its professional judgment and experience (including with respect to the operational and financial characteristics of Parsley and Jagged Peak in light of, and relative to, the selected public companies), TPH applied selected multiple ranges to the applicable Parsley and Jagged Peak financial and production metrics to derive implied Parsley and Jagged Peak enterprise values at Wall Street consensus estimates and using the applicable forecasts at Strip Pricing, Wall Street Consensus and 3-year Historical Average price decks. TPH then subtracted each company’s net debt from such enterprise values, and divided the resulting equity values by the number of fully-diluted shares outstanding for each of Parsley and Jagged Peak to derive implied per share prices for each of Parsley Class A common stock and Jagged Peak common stock.

The multiples applied to the metrics of Jagged Peak ranged from (i) $45,000 boe/d to $55,000 boe/d for 2019E production, (ii) $35,000 boe/d to $45,000 boe/d for 2020E production, (iii) 4.25x to 5.25x for 2019E EBITDAX, and (iv) 3.25x to 4.25x for 2020E EBITDAX. The multiples applied to the metrics of Parsley ranged from (i) $45,000 boe/d to $55,000 boe/d for 2019E production, (ii) $40,000 boe/d to $50,000 boe/d for 2020E production, (iii) 4.50x to 5.50x for 2019E EBITDAX, and (iv) 3.75x to 4.75x for 2020E EBITDAX.

TPH’s application of such ranges of EV/Production multiples indicated implied reference ranges per share of Jagged Peak common stock of (i) $5.21 to $7.51 at Wall Street consensus estimates, (ii) $5.11 to $7.48 using the Jagged Peak Case A forecasts at Strip Pricing, (iii) $5.11 to $7.48 using the Jagged Peak Case A forecasts at Wall Street Consensus pricing, and (iv) $5.11 to $7.48 using the Jagged Peak Case A forecasts at the 3-year Historical Average price.

TPH’s application of such ranges of EV/EBITDAX multiples indicated implied reference ranges per share of Jagged Peak common stock of (i) $5.98 to $9.20 at Wall Street consensus estimates, (ii) $5.64 to $8.25 using the Jagged Peak Case A forecasts at NYMEX Strip pricing, (iii) $5.79 to $8.75 using the Jagged Peak Case A forecasts at Wall Street Consensus pricing, and (iv) $5.85 to $8.77 using the Jagged Peak Case A forecasts at the 3-year Historical Average price.

TPH’s application of such ranges of EV/Production multiples indicated implied reference ranges per share of Parsley Class A common stock of (i) $12.65 to $17.50 at Wall Street consensus estimates, (ii) $12.74 to $17.62 using the Parsley Case A forecasts at NYMEX Strip pricing, (iii) $12.74 to $17.62 using the Parsley Case A forecasts at Wall Street Consensus pricing, and (iv) $12.74 to $17.62 using the Parsley Case A forecasts at the 3-year Historical Average price.

TPH’s application of such ranges of EV/EBITDAX multiples indicated implied reference ranges per share of Parsley Class A common stock of (i) $13.18 to $18.50 at Wall Street consensus estimates, (ii) $12.24 to $18.21 using the Parsley Case A forecasts at NYMEX Strip pricing, (iii) $13.41 to $18.79 using the Parsley Case A forecasts at Wall Street Consensus pricing, and (iv) $13.44 to $18.84 using the Parsley Case A forecasts at the 3-year Historical Average price.

TPH used the implied reference ranges for EV/Production multiples above to calculate the following corresponding ranges of implied exchange ratios by dividing the low figure from the reference range of Jagged Peak by the high figure of the corresponding reference range of Parsley, and the high figure from the reference range of Jagged Peak by the low figure of the corresponding reference range of Parsley: (i) 0.2974x to 0.5935x at Wall Street consensus estimates, (ii) 0.2902x to 0.5869x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at NYMEX Strip pricing, (iii) 0.2902x to 0.5869x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at Wall Street Consensus pricing, and (iv) 0.2902x to 0.5869x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at the 3-year Historical Average price. TPH compared these implied exchange ratio ranges to the 0.4470x exchange ratio provided for pursuant to the merger agreement and an implied exchange ratio of 0.4019x, which is based on the respective closing prices of Jagged Peak common stock and Parsley Class A common stock as of October 11, 2019, the last full trading day prior to the announcement of the proposed merger (the “Closing Price Exchange Ratio”).

TPH used the implied reference ranges for EV/EBITDAX multiples above to calculate the following corresponding ranges of implied exchange ratios by dividing the low figure from the reference range of Jagged Peak by the high figure of the corresponding reference range of Parsley, and the high figure from the reference range of Jagged Peak by the low figure of the corresponding reference range of Parsley: (i) 0.3232x to 0.6980x at Wall Street consensus estimates, (ii) 0.3096x to 0.6738x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at NYMEX Strip pricing, (iii) 0.3081x to 0.6526x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at Wall Street Consensus pricing, and (iv) 0.3103x to 0.6522x using the Jagged Peak Case A forecasts and Parsley Case A forecasts at the 3-year Historical Average price. TPH compared these implied exchange ratio ranges to the 0.4470x exchange ratio provided for pursuant to the merger agreement and the Closing Price Exchange Ratio of 0.4019x.

Selected Transaction Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to selected transactions in the upstream sector of the oil and gas exploration and production industry involving U.S. public companies with transaction values of over $1 billion occurring since 2009.

The financial information reviewed for the selected transactions included:

•	transaction value as a multiple of estimated proved reserves;

•	transaction value as a multiple of estimated production; and

•	transaction value as a multiple of EBITDAX.

The transactions included in this analysis were as follows:

Announcement Date	Target	Acquiror
August 2019	SRC Energy Inc.	PDC Energy, Inc.
July 2019	Carrizo Oil & Gas, Inc.	Callon Petroleum Company
May 2019	Anadarko Petroleum Corporation	Occidental Petroleum Corporation
November 2018	Resolute Energy Corporation	Cimarex Energy Co.
November 2018	NewField Exploration Company	Encana Corporation
October 2018	WildHorse Resource Development Corporation	Chesapeake Energy Corporation
August 2018	Energen Corporation	Diamondback Energy, Inc.
March 2018	RSP Permian, Inc.	Concho Resources Inc.
June 2017	Rice Energy Inc.	EQT Corporation
January 2017	Clayton Williams Energy, Inc.	Noble Energy, Inc.
May 2016	Memorial Resource Development Corp.	Range Resources Corporation
May 2015	Rosetta Resources Inc.	Noble Energy, Inc.
September 2014	Athlon Energy Inc.	Encana Corporation
July 2014	Kodiak Oil and Gas Corp.	Whiting Petroleum Corporation
February 2014	Aurora Oil & Gas Limited	Baytex Energy Corp.
February 2013	Berry Petroleum Company	LINN Energy, LLC
December 2012	Plains Exploration & Production Company	Freeport-McMoRan Copper & Gold Inc.
October 2011	Brigham Exploration Company	Statoil ASA
July 2011	Petrohawk Energy Corporation	BHP Billiton Limited
November 2010	Atlas Energy, Inc.	Chevron Corporation
April 2010	Mariner Energy, Inc.	Apache Corporation
April 2010	Arena Resources, Inc.	SandRidge Energy, Inc.
December 2009	XTO Energy Inc.	Exxon Mobil Corporation
November 2009	Encore Acquisition Company	Denbury Resources Inc.

The preceding transactions are referred to in this discussion as the “selected transactions.” No selected transactions were identical or entirely comparable to the proposed merger. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the proposed merger contemplated by the merger agreement and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Parsley and Jagged Peak and the selected transactions that could affect the values are also relevant. TPH considered certain financial metrics derived from such selected transactions, however, TPH did not derive or apply any selected transaction reference ranges in its selected transaction analysis.

Among the public company transactions reviewed, TPH observed median values of (i) $16.11/boe transaction value/proved reserves and $24.16/boe transaction value/proved reserves for transactions in which the consideration was 100% equity and less than 100% equity, respectively, (ii) $73,311/boe/d transaction value/production and $96,332/boe/d transaction value/production for transactions in which the consideration was 100% equity and less than 100% equity, respectively, (iii) 6.9x transaction value/last twelve months EBITDAX and 9.8x transaction value/last twelve month EBITDAX for transactions in which the consideration was 100% equity and less than 100% equity, respectively; (iv) 6.7x transaction value/one-year forward EBITDAX estimates and 9.3x for transaction value/one-year forward EBITDAX estimates for transactions in which the consideration was 100% equity and less than 100% equity, respectively, and (v) 6.5x transaction value/two-year forward EBITDAX estimates and 7.1x transaction value/two-year forward EBITDAX estimates for transactions in which the consideration was 100% equity and less than 100% equity, respectively. TPH then compared those observed median values for each of the transaction value/proved reserves, transaction value/production, transaction value/one-year forward EBITDAX estimates, and transaction value/two-year forward EBITDAX estimates multiples to the corresponding values of $18.97/boe transaction value/proved reserves, $58,964/boe/d transaction value/production, 5.3x transaction value/last twelve months EBITDAX, 5.0x transaction value/one-year forward EBITDAX estimates, and 3.7x transaction value/two-year forward EBITDAX estimates for Jagged Peak, in each case based on a Jagged Peak transaction value of $2,256 million (based on Parsley Class A common stock’s closing market price as of October 11, 2019 and Wall Street consensus estimates).

Net Asset Value Analysis

TPH calculated the present value, as of July 1, 2019, of the future cash flows expected to be generated by each of Jagged Peak’s and Parsley’s assets through the end of their economic lives, based on the estimates reflected in each of the Jagged Peak Case A forecasts, Jagged Peak Case B forecasts and Parsley Case B forecasts. In performing this analysis, TPH applied discount rates to unlevered free cash flows ranging from, in the case of Jagged Peak, 8.5% to 11.0% and, in the case of Parsley, 8.5% to 10.5%, and assuming a tax rate of 21% for Jagged Peak and a tax rate of 19% for Parsley, in each case per Parsley management. The discount rates reflected estimates of each company’s weighted average cost of capital.

TPH calculated estimates of the companies’ net asset values by adding (i) the present value of the cash flows generated by the estimated proved developed reserves and undeveloped hydrocarbon resources, plus (ii) the present value of future estimated effects of hedging, minus (iii) the present value of future estimated effects of general and administrative expenses and taxes, and minus (iv) net debt (total debt less cash).

The net asset value analysis for the Jagged Peak Case A forecasts indicated implied reference ranges per share of Jagged Peak common stock of (i) $6.61 to $9.74 at NYMEX Strip pricing, (ii) $9.99 to $14.00 at Wall Street Consensus pricing, and (iii) $10.52 to $14.65 at the 3-year Historical Average price. The net asset value analysis for the Jagged Peak Case B forecasts indicated implied reference ranges per share of Jagged Peak common stock of (i) $7.23 to $10.90 at NYMEX Strip pricing, (ii) $11.15 to $16.04 at Wall Street Consensus pricing, and (iii) $11.79 to $16.84 at the 3-year Historical Average price. The net asset value analysis for the Parsley Case B forecasts indicated implied reference ranges per share of Parsley Class A common stock of (i) $17.54 to $23.17 at NYMEX Strip pricing, (ii) $24.01 to $30.71 at Wall Street Consensus pricing, and (iii) $25.29 to $32.24 at the 3-Year Historical Average price.

TPH used the implied reference ranges above to calculate the following corresponding ranges of implied exchange ratios from its net asset value analysis by dividing the low figure from the reference range of Jagged Peak by the high figure of the corresponding reference range of Parsley, and the high figure from the reference range of Jagged Peak by the low figure of the corresponding reference range of Parsley. This resulted in an implied range of exchange ratios for the Jagged Peak Case A forecasts and the Parsley Case B forecasts of: (i) 0.2853x to 0.5553x at NYMEX Strip pricing, (ii) 0.3253x to 0.5833x at Wall Street Consensus pricing, and (iii) 0.3262x to 0.5793x at the 3-year Historical Average price. TPH used the implied reference ranges above to calculate the following corresponding ranges of implied exchange ratios for the Jagged Peak Case B forecasts and the Parsley Case B forecasts of: (i) 0.3121x to 0.6213x at NYMEX Strip pricing, (ii) 0.3631x to 0.6683x at Wall Street Consensus pricing, and (iii) 0.3657x to 0.6657x at the 3-year Historical Average price. TPH compared these implied exchange ratio ranges to the 0.4470x exchange ratio provided for pursuant to the merger agreement and the Closing Price Exchange Ratio of 0.4019x.

Discounted Cash Flow Analyses

TPH calculated the present value, as of July 1, 2019, of the standalone unlevered free cash flows expected to be generated by each of Jagged Peak and Parsley, based on the estimates reflected in the Jagged Peak Case A forecasts (which were substantially the same as the Jagged Peak Case B forecasts for the discounted cash flow analysis projections period) and the Parsley Case A forecasts provided by Parsley management. In performing its analysis, TPH applied unlevered discount rates ranging from, in the case of Jagged Peak, 8.5% to 11.0% and, in the case of Parsley, 8.5% to 10.5% to each company’s (i) estimated unlevered free cash flows based on a mid-year convention for discounting and (ii) estimated terminal value at the end of calendar year 2022 based on each company’s estimated 2023 EBITDAX as discussed below. The discount rates reflected estimates of each company’s weighted average cost of capital.

In conducting its discounted cash flow analyses, TPH utilized the unlevered free cash flows (defined as EBITDAX less capital expenditures) for the remaining portion of the calendar year 2019 and the calendar years 2020 through 2023 based on the estimates reflected in the Jagged Peak Case A forecasts and the Parsley Case A forecasts provided by Parsley management.

TPH calculated the companies’ terminal values by applying EV/EBITDAX multiples ranging from, in the case of Jagged Peak, 3.25x to 4.75x, and in the case of Parsley, 3.50x to 5.00x. TPH applied such ranges to each of Jagged Peak’s and Parsley’s estimated 2023 EBITDAX, as set forth in the Jagged Peak Case A forecasts and the Parsley Case A forecasts provided by Parsley management, to determine their respective terminal values. The estimated free cash flows and terminal values were then discounted to present value using the range of discount rates referred to above to determine the enterprise values of Jagged Peak and Parsley as of July 1, 2019. The resulting enterprise values were then adjusted by subtracting Jagged Peak’s and Parsley’s respective net debt to calculate a range of equity values for each company, and the resulting equity values were divided by the number of fully-diluted shares outstanding for each of Jagged Peak and Parsley to derive an implied price per share for each of Jagged Peak common stock and Parsley Class A common stock.

The discounted cash flow analysis for Jagged Peak indicated implied reference ranges per share of Jagged Peak common stock of (i) $6.61 to $12.93 at NYMEX Strip pricing, (ii) $8.80 to $15.96 at Wall Street Consensus pricing, and (iii) $9.07 to $16.37 at the 3-year Historical Average price. The discounted cash flow analysis for Parsley indicated implied reference ranges per share of Parsley Class A common stock of (i) $13.48 to $22.54 at NYMEX Strip pricing, (ii) $17.06 to $27.28 at Wall Street Consensus pricing, and (iii) $17.56 to $28.01 at the 3-year Historical Average price.

TPH used the implied reference ranges above to calculate the corresponding ranges of implied exchange ratios from its discounted cash flow analysis by dividing the low figure from the reference range of Jagged Peak by the high figure of the corresponding reference range of Parsley, and the high figure from the reference range of Jagged Peak by the low figure of the corresponding reference range of Parsley. This resulted in an implied range of exchange ratios of: (i) 0.2931x to 0.9592x at NYMEX Strip pricing, (ii) 0.3225x to 0.9353x at Wall Street Consensus pricing, and (iii) 0.3238x to 0.9321x at the 3-year Historical Average price. TPH compared these implied exchange ratio ranges to the 0.4470x exchange ratio provided for pursuant to the merger agreement and the Closing Price Exchange Ratio of 0.4019x.

Relative Contribution Analysis

TPH compared the respective percentage ownership of Jagged Peak stockholders and Parsley stockholders of the combined company to Jagged Peak’s and Parsley’s respective percentage contribution (and the implied ownership and the implied exchange ratio based on such contribution), without giving effect to the Parsley Expected Synergies, to the combined company’s estimated production and EBITDAX from the Jagged Peak Case A forecasts and the Parsley Case A forecasts and Wall Street consensus estimates, in each case, for calendar year 2019 and 2020, as well as Jagged Peak’s and Parsley’s contribution based on closing share prices as of October 11, 2019 for Jagged Peak common stock and Parsley Class A common stock. Enterprise values for unlevered metrics (production and EBITDAX) were calculated using blended EV/Production and EV/EBITDAX multiples, with net debt subtracted to derive equity values. These comparisons implied (i) an equity ownership percentage of the combined company of 21.5% and 78.5% for Jagged Peak and Parsley, respectively, based on each company’s closing share price as of October 11, 2019; (ii) equity ownership percentages ranging from 24.5% to 25.5% for Jagged Peak and equity ownership percentages ranging from 74.5% to 75.5% for Parsley using actual figures for 2018 EBITDAX and production; (iii) equity ownership percentages ranging from 24.6% to 28.3% for Jagged Peak and equity ownership percentages ranging from 71.7% to 75.4% for Parsley using Wall

Street consensus estimates for 2019E and 2020E EBITDAX; (iv) equity ownership percentages ranging from 22.4% to 24.8% for Jagged Peak and equity ownership percentages ranging from 75.2% to 77.6% for Parsley using production estimates from the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019 and 2020 for each of Jagged Peak and Parsley; (v) equity ownership percentages ranging from 23.6% to 27.4% for Jagged Peak and equity ownership percentages ranging from 72.6% to 76.4% for Parsley using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019E and 2020E EBITDAX at NYMEX Strip pricing; (vi) equity ownership percentages ranging from 23.6% to 27.0% for Jagged Peak and equity ownership percentages ranging from 73.0% to 76.4% for Parsley using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019E and 2020E EBITDAX at Wall Street Consensus pricing; and (vii) equity ownership percentages ranging from 23.6% to 27.0% for Jagged Peak and equity ownership percentages ranging from 73.0% to 76.4% for Parsley using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019E and 2020E EBITDAX at the 3-Year Historical Average price.

Further, these comparisons implied exchange ratios of (i) 0.4019x based on each company’s closing share price as of October 11, 2019, (ii) 0.4971x to 0.5025x using actual figures for 2018 EBITDAX and production; (iii) 0.4799x to 0.5819x using Wall Street consensus estimates for 2019E and 2020E EBITDAX; (iv) 0.4254x to 0.4853x using production estimates from the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019 and 2020 for each of Jagged Peak and Parsley; (v) 0.4542x to 0.5556x using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019 and 2020 EBITDAX at NYMEX Strip pricing, (vi) 0.4536x to 0.5443x using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019 and 2020 EBITDAX at Wall Street Consensus pricing; and (vii) 0.4536x to 0.5441x using the Jagged Peak Case A forecasts and the Parsley Case A forecasts for 2019 and 2020 EBITDAX at the 3-Year Historical Average price.

Contribution comparisons of this type are necessarily limited because they do not take into account differences in certain financial and operational characteristics (e.g., market capitalization, credit profile and expected growth rates) between Jagged Peak and Parsley. Accordingly, TPH believes that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Jagged Peak and Parsley are also relevant.

Summary of Supplemental Reference Data

In addition to conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, to Parsley of the merger consideration to be paid by Parsley pursuant to the merger agreement.

Premiums Paid Analysis

TPH compared the premiums per share paid by the acquiror in each of the selected transactions referenced above in this section to: (i) the closing share price of the target company one day prior to the announcement of a transaction, and (ii) the 30 trading-day volume weighted average share price of the target company prior to the announcement of a transaction. TPH observed that with respect to all such transactions considered: (i) the median premiums paid to the closing share price of the target company one day prior to the announcement of a transaction were 21.8% and 35.9% for transactions in which the consideration was 100% equity and less than 100% equity, respectively, and (ii) the median premiums paid to the 30 trading-day volume weighted average share price of the target company were 22.8% and 30.3% for transactions in which the consideration was 100% equity and less than 100% equity, respectively. These observed premiums were then compared to the implied premiums to be paid with respect to the proposed merger of 11.2% as compared to share price of Jagged Peak one day prior to the announcement of the proposed merger, and 1.5% as compared to the 30 trading-day volume weighted average share price of Jagged Peak prior to the announcement of the proposed merger.

Equity Research Analysts’ Price Targets

TPH reviewed sell-side analyst price targets per share of Parsley Class A common stock prepared and published by 36 equity research analysts during the time period from July 7, 2019 to October 11, 2019. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Parsley Class A common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Parsley Class A common stock was $17.00 per share to $34.00 per share, with a median target price of $24.00. TPH also noted that the closing market price per share of Parsley Class A common stock was $16.97 as of October 11, 2019, and that the 52-week high price per share was $29.88.

TPH also reviewed sell-side analyst price targets per share of Jagged Peak common stock prepared and published by 23 equity research analysts during the time period from August 8, 2019 to October 11, 2019. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Jagged Peak common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Jagged Peak common stock was $6.25 per share to $14.00 per share, with a median target price of $10.00. TPH also noted that the closing market price per share of Jagged Peak common stock was $6.82 as of October 11, 2019, and that the 52-week high price per share was $14.26.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Parsley Class A common stock or Jagged Peak common stock and these estimates are subject to uncertainties, including the future financial performance of Parsley, Jagged Peak and future financial market conditions.

Historical Exchange Ratios

TPH reviewed the historical trading prices for shares of Parsley Class A common stock and Jagged Peak common stock since January 2017, and analyzed the historical implied exchange ratio (by dividing the per share price of Jagged Peak common stock by the per share price of Parsley Class A common stock on a given date). TPH noted that as of October 11, 2019:

•	the average exchange ratio since the initial public offering of Jagged Peak was 0.4842x;

•	the average exchange ratio for the last twelve months was 0.5068x;

•	the average exchange ratio for the last six months was 0.4562x;

•	the average exchange ratio for the last thirty days was 0.4201x; and

•	the Closing Price Exchange Ratio was 0.4019x.

TPH compared each of the historical exchange ratios listed above with the 0.4470x exchange ratio provided for pursuant to the merger agreement.

General

TPH and its affiliates, including Perella Weinberg Partners (the “TPH Group”), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

The TPH Group also engages in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, the TPH Group may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Parsley, any of the other parties to the proposed merger and any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the proposed merger and the other matters contemplated by the merger agreement.

In addition, the TPH Group and certain of its employees, including members of the team performing services in connection with the proposed merger, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Parsley, Jagged Peak, other prospective purchasers or transaction participants or their respective equityholders or affiliates.

TPH is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Parsley board selected TPH to act as its financial advisor in connection with the proposed merger on the basis of TPH’s experience in transactions similar to the proposed merger described in the merger agreement, its reputation in the investment community and its familiarity with Parsley and its business.

TPH acted as financial advisor to Parsley in connection with the proposed merger. TPH expects to receive fees for its services, the principal portion of which is contingent upon the consummation of the proposed merger, and Parsley has agreed to reimburse its expenses and indemnify TPH and certain related parties against certain liabilities arising out of its engagement. During the last two years, TPH has provided certain financial advisory services to Parsley from time to time for which TPH has received, and may receive, compensation. During the two year period ended September 30, 2019, TPH has received compensation for such financial advisory services provided to Parsley of less than $1 million. TPH may in the future provide investment banking or other financial services to Parsley, Jagged Peak or any of the other parties to the proposed merger or their respective stockholders, affiliates or portfolio companies. In connection with such investment banking or other financial services, TPH may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Parsley board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

Pursuant to the terms of its engagement, upon the Parsley board’s request to TPH to deliver its opinion (regardless of the conclusion reached therein), TPH became entitled to receive a fee from Parsley of $2.0 million, which will be credited against the transaction fee of $15.0 million payable to TPH upon the consummation of the proposed merger. In the event the proposed merger is not consummated and Parsley or any of its affiliates is paid a termination, break-up, topping, or other similar fee, Parsley has agreed to pay TPH a fee equal to the lesser of (i) 25% of the fair market value (at the time of payment) of any such break-up fee, or (ii) 50% of the aggregate fees that TPH would have received if the proposed merger had been consummated. In addition, Parsley has agreed to reimburse TPH for its reasonable out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. Parsley also agreed to indemnify TPH, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments that TPH may be required to make in respect of these liabilities.

Opinions of Jagged Peak’s Financial Advisors

Opinion of Citigroup Global Markets Inc.

Jagged Peak has engaged Citi as a financial advisor in connection with the proposed merger. In connection with Citi’s engagement, the Jagged Peak board requested that Citi evaluate the fairness, from a financial point of view, of the exchange ratio provided for pursuant to the merger agreement. On October 14, 2019, at a meeting of the Jagged Peak board held to evaluate the proposed merger, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated October 14, 2019, to the Jagged Peak board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the exchange ratio provided for pursuant to the merger agreement was fair, from a financial point of view, to holders of Jagged Peak common stock (other than Jagged Peak, Parsley, Merger Sub and their respective affiliates).

The full text of Citi’s written opinion, dated October 14, 2019, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Jagged Peak board (in its capacity as such) in connection with its evaluation of the exchange ratio from a financial point of view and did not address any other terms, aspects or implications of the integrated mergers. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Jagged Peak to effect or enter into the integrated mergers, the relative merits of the integrated mergers as compared to any alternative business strategies that might exist for Jagged Peak or the effect of any other transaction which Jagged Peak might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed integrated mergers or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on October 14, 2019, of the merger agreement;

•

held discussions with certain senior officers, directors and other representatives of Jagged Peak and certain senior officers and other representatives of Parsley concerning the businesses, operations and prospects of Jagged Peak and Parsley;

•

reviewed certain publicly available and other business and financial information relating to Jagged Peak and Parsley provided to or discussed with Citi by the respective managements of Jagged Peak and Parsley, including certain financial forecasts and other information and data relating to Jagged Peak and Parsley provided to or discussed with Citi by the management of Jagged Peak and certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of Jagged Peak;

•

reviewed certain information and data provided to or discussed with Citi by the managements of Jagged Peak and Parsley relating to potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from the merger;

•

reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things, current and historical market prices of Jagged Peak common stock and Parsley Class A common stock, the financial condition and certain historical and projected financial and operating data of Jagged Peak and Parsley, and the capitalization of Jagged Peak and Parsley;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Jagged Peak and Parsley;

•

reviewed, for informational reference, certain potential pro forma financial effects of the merger relative to Jagged Peak and Parsley each on a standalone basis utilizing the financial forecasts and other information and data relating to Jagged Peak and Parsley and the potential cost savings, strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of Jagged Peak and Parsley, as the case may be, that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data that Citi was directed to utilize in its analyses, Citi was advised by the managements of Jagged Peak and Parsley, as applicable, and Citi assumed, with Jagged Peak’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to, and were a reasonable basis upon which to evaluate, the future financial performance of Jagged Peak and Parsley, the potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Jagged Peak and Parsley to result from, and other potential pro forma financial effects of, the merger and the other matters covered thereby. With respect to the future commodity price estimates and assumptions that Citi was directed to utilize in its analyses, Citi assumed, with Jagged Peak’s consent, that they were a reasonable and appropriate basis upon which to evaluate the matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi.

Citi relied upon the assessments of the managements of Jagged Peak and Parsley, as the case may be, as to, among other things, (i) the oil, natural gas and natural gas liquids reserves, and acquisition, drilling, completion, production and development activities and exploration projects, of Jagged Peak and Parsley, and related expenditures and capital funding requirements for Jagged Peak’s and Parsley’s operations, (ii) the potential impact on Jagged Peak and Parsley of macroeconomic, geopolitical, market, competitive, seasonal, cyclical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil, natural gas and natural gas liquids industry, including with respect to the geographical regions and basins in which Jagged Peak and Parsley operate, environmental regulations and commodity pricing and supply and demand for oil, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (iii) Jagged Peak’s and Parsley’s respective existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, service providers, derivatives counterparties and other commercial relationships, and (iv) the ability of Parsley to integrate the businesses and operations of Jagged Peak and Parsley. Citi assumed, with Jagged Peak’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Jagged Peak, Parsley or the integrated mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and, except for certain reserve reports relating to Jagged Peak and Parsley, was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Jagged Peak, Parsley or any other entity nor did Citi make any physical inspection of the properties or assets of Jagged Peak, Parsley or any other entity. Citi did not conduct or provide geological, environmental or other technical assessments and Citi is not an expert in the evaluation of oil, natural gas liquids or natural gas reserves or properties and Citi expressed no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof and associated expenditures), of any properties of Jagged Peak, Parsley or any other entity. Citi did not evaluate the solvency or fair value of Jagged Peak, Parsley or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Jagged Peak, Parsley or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations.

Citi assumed, with Jagged Peak’s consent, that the integrated mergers would be consummated in accordance with their terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the integrated mergers or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on Jagged Peak, Parsley or the integrated mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with Jagged Peak’s consent, that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and will otherwise qualify for the intended tax treatment contemplated by the merger agreement. Citi’s opinion, as set forth therein, relates to the relative values of Jagged Peak and Parsley. Citi did not express any view or opinion as to the actual value of Parsley Class A common stock when issued as contemplated in the merger or the prices at which Jagged Peak common stock, Parsley Class A common stock or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the integrated mergers. Representatives of Jagged Peak advised Citi, and Citi also assumed, that the final terms of the merger agreement would not vary materially from those set forth in the execution version reviewed by Citi. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the integrated mergers or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Jagged Peak, Parsley or the integrated mergers (including the contemplated benefits thereof), and Citi relied, with Jagged Peak’s consent, upon the assessments of representatives of Jagged Peak as to such matters. In connection with Citi’s engagement, Citi was not requested to, and Citi did not, solicit third-party indications of interest in the acquisition of all or a part of Jagged Peak; however, at Jagged Peak’s direction, Citi held preliminary discussions with selected third parties that had been contacted by Jagged Peak regarding such parties’ potential interest in a possible acquisition or other strategic transaction involving Jagged Peak.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio (to the extent expressly specified therein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Jagged Peak held by such holders, and Citi’s opinion did not in any way address proportionate allocation or relative fairness. Citi’s opinion did not address any terms (other than the exchange ratio to the extent expressly specified therein), aspects or implications of the integrated mergers, including, without limitation, the form or structure of the integrated mergers or any terms, aspects or implications of any voting and support agreements, registration rights agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the integrated mergers or otherwise. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the integrated mergers, or any class of such persons, relative to the exchange ratio or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Jagged Peak board was aware, the credit, financial and stock markets, and the industry in which Jagged Peak and Parsley operate, have experienced and may continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on Jagged Peak, Parsley or the integrated mergers (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Jagged Peak and Parsley. No company or business reviewed is identical or directly comparable to Jagged Peak or Parsley and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses reviewed or the results of any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the integrated mergers. The type and amount of consideration payable in the integrated mergers were determined through negotiations between Jagged Peak and Parsley and the decision on behalf of Jagged Peak to enter into the merger agreement was solely that of the Jagged Peak board. Citi’s opinion was only one of many factors considered by the Jagged Peak board in its evaluation of the integrated mergers and should not be viewed as determinative of the views of the Jagged Peak board or management of Jagged Peak with respect to the integrated mergers or the exchange ratio.

Financial Analyses

The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses reviewed with the Jagged Peak board and performed by Citi in connection with Citi’s opinion, dated October 14, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Approximate implied per share equity value reference ranges derived from the financial analyses described below were rounded to the nearest $0.10. For purposes of the financial analyses described below, (i) the term “adjusted EBITDA” generally refers to earnings before interest, taxes, depreciation, depletion and amortization, adjusted for, as applicable, exploration expense and certain non-recurring, non-cash and other items, and (ii) the term “CFPS” refers to cash flow per share. Except as otherwise noted, financial data utilized for Jagged Peak and Parsley in the financial analyses described below were based on certain financial forecasts and other information and data relating to Jagged Peak and Parsley provided to or discussed with Citi by the management of Jagged Peak, referred to as the “Jagged Peak forecasts” and “Jagged Peak-Parsley forecasts,” respectively.

In calculating implied exchange ratio reference ranges as reflected in the financial analyses described below, other than the relative contributions analysis, Citi divided the low-ends (or high-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Jagged Peak from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Parsley from such analyses in order to calculate the low-ends (or high-ends) of the implied exchange ratio reference ranges. In calculating an implied exchange ratio reference range as reflected in the relative contributions analysis described below, Citi derived overall low to high exchange ratios implied by certain financial metrics of Jagged Peak and Parsley utilizing publicly available Wall Street consensus commodity price estimates as of October 11, 2019, referred to as “Wall Street Consensus Pricing,” and strip pricing as of October 11, 2019, referred to as “Strip Pricing.”

Selected Public Companies Analyses. Citi performed separate selected public companies analyses of Jagged Peak and Parsley in which Citi reviewed certain financial and stock market information relating to Jagged Peak, Parsley and the selected publicly traded companies listed below.

Jagged Peak. In its selected public companies analysis of Jagged Peak, Citi reviewed certain financial and stock market information relating to Jagged Peak and the following five selected publicly traded oil and gas exploration and production companies with operations primarily in the Permian Basin that Citi considered generally relevant for purposes of analysis, which are collectively referred to as the “Jagged Peak selected companies:”

•	Centennial Resource Development, Inc.

•	Cimarex Energy Co.

•	Matador Resources Company

•	Parsley Energy, Inc.

•	WPX Energy, Inc.

Citi reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on October 11, 2019 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash, cash equivalents and estimated midstream assets, as a multiple of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA and closing stock prices (as of October 11, 2019) as a multiple of calendar year 2019 and calendar year 2020 estimated CFPS. Financial data of the Jagged Peak selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Jagged Peak were based on publicly available Wall Street research analysts’ estimates and the Jagged Peak forecasts reflecting Wall Street Consensus Pricing.

The overall low to high calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples and calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for Jagged Peak and the Jagged Peak selected companies were as follows:

•	calendar year 2019 estimated adjusted EBITDA multiples: 3.2x to 5.3x (with a median of 4.7x);

•	calendar year 2020 estimated adjusted EBITDA multiples: 2.9x to 4.5x (with a median of 3.9x);

•	calendar year 2019 estimated CFPS multiples: 1.9x to 4.1x (with a median of 3.6x); and

•	calendar year 2020 estimated CFPS multiples: 1.8x to 3.4x (with a median of 3.1x).

Citi noted that the calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples observed for Jagged Peak were 4.7x and 3.4x, respectively, and the calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for Jagged Peak were 3.6x and 2.6x, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of 4.2x to 5.2x and 3.4x to 4.3x, respectively, and calendar year 2019 and calendar year 2020 estimated CFPS multiples of 3.3x to 4.0x and 2.6x to 3.4x, respectively, to corresponding data of Jagged Peak based on the Jagged Peak forecasts reflecting Wall Street

Consensus Pricing. This analysis indicated approximate implied equity value reference ranges for Jagged Peak based on calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of $5.70 to $7.60 per share and $6.40 to $8.70 per share, respectively, and approximate implied equity value reference ranges for Jagged Peak based on calendar year 2019 and calendar year 2020 estimated CFPS multiples of $6.10 to $7.40 per share and $6.50 to $8.50 per share, respectively.

Parsley. In its selected public companies analysis of Parsley, Citi reviewed certain financial and stock market information relating to Parsley and the following eight selected publicly traded oil and gas exploration and production companies with operations primarily in the Permian Basin that Citi considered generally relevant for purposes of analysis, which are collectively referred to as the “Parsley selected companies:”

•	Centennial Resource Development, Inc.

•	Cimarex Energy Co.

•	Concho Resources Inc.

•	Diamondback Energy, Inc.

•	Jagged Peak Energy Inc.

•	Matador Resources Company

•	Pioneer Natural Resources Company

•	WPX Energy, Inc.

Citi reviewed, among other information, enterprise values, calculated as implied equity values based on closing stock prices on October 11, 2019 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash, cash equivalents and estimated midstream assets, as a multiple of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA and closing stock prices (as of October 11, 2019) as a multiple of calendar year 2019 and calendar year 2020 estimated CFPS. Financial data of the Parsley selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data of Parsley were based on publicly available Wall Street research analysts’ estimates and the Jagged Peak-Parsley forecasts reflecting Wall Street Consensus Pricing.

The overall low to high calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples and calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for Parsley and the Parsley selected companies were as follows:

•	calendar year 2019 estimated adjusted EBITDA multiples: 3.2x to 6.5x (with a median of 5.0x);

•	calendar year 2020 estimated adjusted EBITDA multiples: 2.9x to 5.8x (with a median of 4.2x);

•	calendar year 2019 estimated CFPS multiples: 1.9x to 6.6x (with a median of 3.9x); and

•	calendar year 2020 estimated CFPS multiples: 1.8x to 5.6x (with a median of 3.1x).

Citi noted that the calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples observed for Parsley were 5.3x and 4.5x, respectively, and the calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for Parsley were 4.1x and 3.4x, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of 4.5x to 5.4x and 3.8x to 4.7x, respectively, and calendar year 2019 and calendar year 2020 estimated CFPS multiples of 3.5x to 4.3x and 2.8x to 3.4x, respectively, to corresponding data of Parsley based on the Jagged Peak-Parsley forecasts reflecting Wall Street Consensus Pricing. This analysis indicated approximate implied equity value reference ranges for Parsley based on calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of $13.50 to $18.00 per share and $12.70 to $17.00 per share, respectively, and approximate implied equity value reference ranges for Parsley based on calendar year 2019 and calendar year 2020 estimated CFPS multiples of $14.80 to $18.10 per share and $13.30 to $16.30 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Jagged Peak and the approximate implied per share equity value reference ranges derived for Parsley, in each case as described above, Citi calculated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:				Exchange Ratio
CY2019E Adj. EBITDA	CY2020E Adj. EBITDA	CY2019E CFPS	CY2020E CFPS
0.317x – 0.563x	0.376x – 0.685x	0.337x – 0.500x	0.399x – 0.639x	0.447x

Discounted Cash Flow Analyses. Citi performed separate discounted cash flow analyses of Jagged Peak and Parsley.

Jagged Peak. Citi performed a discounted cash flow analysis of Jagged Peak by calculating the estimated present value (as of June 30, 2019) of the standalone unlevered, after-tax free cash flows that Jagged Peak was forecasted to generate during the second half of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023 based on the Jagged Peak forecasts reflecting both Strip Pricing and Wall Street Consensus Pricing. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Jagged Peak’s management during the forecast period was taken into account. Citi calculated terminal values for Jagged Peak by applying to Jagged Peak’s fiscal year 2023 estimated EBITDA a selected range of EBITDA multiples of 4.5x to 5.5x. The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 10.3%. This analysis indicated approximate implied equity value reference ranges for Jagged Peak based on Strip Pricing and Wall Street Consensus Pricing of $6.60 to $9.40 per share and $9.80 to $13.20 per share, respectively.

Parsley. Citi performed a discounted cash flow analysis of Parsley by calculating the estimated present value (as of June 30, 2019) of the standalone unlevered, after-tax free cash flows that Parsley was forecasted to generate during the second half of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023 based on the Jagged Peak-Parsley forecasts reflecting both Strip Pricing and Wall Street Consensus Pricing. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Jagged Peak’s management during the forecast period was taken into account. Citi calculated terminal values for Parsley by applying to Parsley’s fiscal year 2023 estimated EBITDA a selected range of EBITDA multiples of 4.5x to 5.5x. The present values (as of June 30, 2019) of the cash flows and terminal values were then calculated using a selected range of discount rates of 8.2% to 9.5%. This analysis indicated approximate implied equity value reference ranges for Parsley based on Strip Pricing and Wall Street Consensus Pricing of $15.40 to $21.00 per share and $20.90 to $27.50 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Jagged Peak and the approximate implied per share equity value reference ranges derived for Parsley, in each case as described above, Citi calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
Strip Pricing	Wall Street Consensus Pricing
0.314x – 0.610x	0.356x – 0.632x	0.447x

Net Asset Value Analyses. Citi performed separate net asset value analyses of Jagged Peak and Parsley as described below.

Jagged Peak. Citi performed a net asset value analysis of Jagged Peak based on the Jagged Peak forecasts reflecting both Strip Pricing and Wall Street Consensus Pricing, public filings and other publicly available information. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Jagged Peak’s management during the forecast period was taken into account. An implied aggregate reference range was derived, based on the Jagged Peak forecasts (reflecting both Strip Pricing and Wall Street Consensus Pricing), public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of June 30, 2019 and using a selected range of discount rates of 9.0% to 10.3%) of (a) the unlevered, after-tax free cash flows that Jagged Peak was projected to generate from Jagged Peak’s proved developed producing reserves and currently undeveloped resources and (b) Jagged Peak’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge and pricing contract gains and losses, and (ii) Jagged Peak’s net debt as of June 30, 2019 and estimated non-operated acreage value. This analysis indicated approximate implied equity value reference ranges for Jagged Peak based on Strip Pricing and Wall Street Consensus Pricing of $6.40 to $8.20 per share and $11.30 to $13.80 per share, respectively.

Parsley. Citi performed a net asset value analysis of Parsley based on the Jagged Peak-Parsley forecasts reflecting both Strip Pricing and Wall Street Consensus Pricing, public filings and other publicly available information. For purposes of this analysis, stock-based compensation was treated as a cash expense and the utilization of net operating loss carryforwards expected by Jagged Peak’s management during the forecast period was taken into account. An implied aggregate reference range was derived, based on the Jagged Peak-Parsley forecasts (reflecting both Strip Pricing and Wall Street Consensus Pricing), public filings and other publicly available information, as applicable, from (i) the after-tax net present values (as of June 30, 2019 and using a selected range of discount rates of 8.2% to 9.5%) of (a) the unlevered, after-tax free cash flows that Parsley was projected to generate from Parsley’s proved developed producing reserves and currently undeveloped resources and (b) Parsley’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge gains and losses, and (ii) Parsley’s net debt as of June 30, 2019 and estimated non-operated and non-drilling spacing units acreage value. This analysis indicated approximate implied equity value reference ranges for Parsley based on Strip Pricing and Wall Street Consensus Pricing of $13.70 to $16.40 per share and $20.00 to $23.30 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for Jagged Peak and the approximate implied per share equity value reference ranges derived for Parsley, in each case as described above, Citi calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
Strip Pricing	Wall Street Consensus Pricing
0.390x – 0.599x	0.485x – 0.690x	0.447x

Relative Contributions Analysis. Citi performed a relative contributions analysis in which Citi reviewed the relative contributions of Jagged Peak and Parsley to, among other things, the combined company’s calendar years 2019 and 2020 estimated adjusted EBITDA and calendar years 2019 and 2020 estimated operating cash flow. Financial data of Jagged Peak and Parsley were based on the Jagged Peak forecasts and the Jagged Peak-Parsley forecasts, respectively, utilizing both Strip Pricing and Wall Street Consensus Pricing. Based on Strip Pricing, this analysis indicated approximate implied relative contribution percentages (adjusted for net debt) of Jagged Peak and Parsley to the combined company’s calendar years 2019 and 2020 estimated adjusted EBITDA of 21.6% and 26.2%, respectively, in the case of Jagged Peak and 78.4% and 73.8%, respectively, in the case of Parsley, and to the combined company’s calendar years 2019 and 2020 estimated operating cash flow of 23.3% and 26.4%, respectively, in the case of Jagged Peak and 76.7% and 73.6%, respectively, in the case of Parsley. Based on Wall Street Consensus Pricing, this analysis indicated approximate implied relative contribution percentages (adjusted for net debt) of Jagged Peak and Parsley to the combined company’s calendar years 2019 and 2020 estimated adjusted EBITDA of 21.6% and 25.9%, respectively, in the case of Jagged Peak and 78.4% and 74.1%, respectively, in the case of Parsley, and to the combined company’s calendar years 2019 and 2020 estimated operating cash flow of 23.3% and 26.4%, respectively, in the case of Jagged Peak and 76.7% and 73.6%, respectively, in the case of Parsley.

Utilizing the approximate implied contribution percentage ranges derived for Jagged Peak and Parsley described above, Citi calculated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Ranges Based on:		Exchange Ratio
Strip Pricing	Wall Street Consensus Pricing
0.406x – 0.529x	0.405x – 0.526x	0.447x

Certain Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

•

historical closing prices of Jagged Peak common stock and Parsley Class A common stock during the 52-week period ended October 11, 2019, which indicated low and high closing prices of Jagged Peak common stock of $5.80 and $14.26 per share, respectively, and low and high closing prices of Parsley Class A common stock of $13.72 and $29.88 per share, respectively, and historical implied exchange ratios of Jagged Peak common stock and Parsley Class A common stock during such 52-week period based on observed closing prices of such common stock, which indicated an implied exchange ratio reference range of 0.383x to 0.608x; and

•

publicly available Wall Street research analysts’ price targets for Jagged Peak common stock and Parsley Class A common stock, which indicated an overall low to high target stock price range for Jagged Peak common stock of $7.00 to $14.00 per share (or approximately $6.30 to $12.60 per share on a discounted basis) and an overall low to high target stock price range for Parsley Class A common stock of $18.00 to $33.00 per share (or approximately $16.30 to $29.90 per share on a discounted basis), and the exchange ratios implied by the stock price targets of Wall Street research analysts with publicly available stock price targets for both Jagged Peak common stock and Parsley Class A common stock, which indicated an implied exchange ratio reference range of 0.304x to 0.619x.

Miscellaneous

Jagged Peak has agreed to pay Citi for its services in connection with the proposed merger an aggregate fee of up to $16 million, of which a portion was payable upon delivery of Citi’s opinion and up to $14.5 million is payable contingent upon consummation of the merger. In addition, Jagged Peak agreed to reimburse Citi for Citi’s expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

As the Jagged Peak board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Jagged Peak and/or certain of its affiliates unrelated to the proposed merger, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) co-manager in connection with a debt offering of an affiliate of Jagged Peak and (ii) a lender under certain credit facilities of Jagged Peak and/or its affiliates, for which services described in clauses (i) and (ii) above Citi and its affiliates received during such approximately two-year period aggregate fees of less than $500,000 from Jagged Peak and/or certain of its affiliates. As the Jagged Peak board also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Quantum and/or certain of its affiliates and portfolio companies (other than Jagged Peak), for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) financial advisor to certain portfolio companies of Quantum in connection with sale and acquisition transactions, (ii) joint bookrunner for a debt offering of a portfolio company of Quantum and (iii) lead or joint lead arranger and/or administrative agent for, and as a lender under, credit facilities of certain portfolio companies of Quantum, for which services described in clauses (i) through (iii) above Citi and its affiliates received during such approximately two-year period aggregate fees of approximately $6 million from certain portfolio companies of Quantum (other than Jagged Peak). As the Jagged Peak board further was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Parsley and/or certain of its affiliates, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) co-manager in connection with a debt offering of Parsley and (ii) a lender under certain credit facilities of Parsley and/or its affiliates, for which services described in clauses (i) and (ii) above Citi and its affiliates received during such approximately two-year period aggregate fees of less than $500,000 from Parsley and/or certain of its affiliates. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Jagged Peak, Parsley and certain portfolio companies of Quantum and/or their respective affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Jagged Peak, Parsley, Quantum and certain of its portfolio companies and/or their respective affiliates.

Jagged Peak selected Citi to act as a financial advisor in connection with the proposed merger based on Citi’s reputation, experience and familiarity with Jagged Peak, Parsley and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of RBC Capital Markets, LLC

On October 14, 2019, RBCCM rendered its written opinion to the Jagged Peak board that, as of that date and subject to the assumptions, qualifications, limitations and other matters set forth therein, the exchange ratio was fair, from a financial point of view, to holders of eligible shares of Jagged Peak common stock. The full text of RBCCM’s written opinion dated October 14, 2019 is attached to this joint proxy statement/prospectus as Annex D and constitutes part of this joint proxy statement/prospectus. RBCCM’s opinion was approved by RBCCM’s Fairness Opinion Committee. This summary of RBCCM’s opinion is qualified in its entirety by reference to the full text of the opinion.

RBCCM’s advice (written and oral) and opinion were provided for the benefit, information, and assistance of the Jagged Peak board (in its capacity as such) in connection with its evaluation of the integrated mergers. RBCCM’s opinion did not address the underlying business decision of Jagged Peak to engage in the integrated mergers or the relative merits of the integrated mergers compared to any alternative business strategy or transaction that may be available to Jagged Peak or in which Jagged Peak might engage. RBCCM’s opinion does not constitute an opinion or recommendation to any holder of Jagged Peak common stock as to how any such holder should vote or act with respect to the integrated mergers or any proposal to be voted upon in connection with the integrated mergers or otherwise.

RBCCM’s opinion addressed the fairness, from a financial point of view and as of the date thereof, of the exchange ratio (to the extent expressly specified therein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Jagged Peak held by such holders. RBCCM’s opinion did not in any way address any other terms, conditions, implications or other aspects of the integrated mergers or the merger agreement, including, without limitation, the form or structure of the integrated mergers or any other agreement, arrangement or understanding entered into in connection with or contemplated by the integrated mergers or otherwise. RBCCM did not express any opinion or view with respect to, and relied upon the assessments of Jagged Peak and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which RBCCM understood that Jagged Peak obtained such advice as it deemed necessary from qualified professionals. In rendering its opinion, RBCCM did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the exchange ratio or otherwise. In connection with its engagement, RBCCM was not requested to, and did not, undertake a third-party solicitation process on Jagged Peak’s behalf with respect to the acquisition of all or a part of Jagged Peak.

In rendering its opinion, RBCCM assumed and relied upon the accuracy and completeness of all information that was reviewed by RBCCM, including all financial, legal, tax, accounting, operating and other information provided to, or discussed with RBCCM by, or on behalf of, Jagged Peak or Parsley (including, without limitation, financial statements and related notes), and upon the assurance of the management and other representatives of Jagged Peak that they were not aware of any relevant information that had been omitted or that remained undisclosed to RBCCM. RBCCM did not assume responsibility for independently verifying, and did not independently verify, such information. RBCCM also assumed (a) at the direction of the management of Jagged Peak and with the consent of the Jagged Peak board, that (i) each of the Standalone Projections and the Resource Information (as each is defined below) that it was directed to utilize in its analyses, including potential Tax Attributes (as defined below), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Jagged Peak as to the future financial performance of each of Jagged Peak and Parsley, as applicable (subject, in the case of the Standalone Projections (as defined below), to the varying underlying future crude oil, natural gas and NGLs (as defined below) commodity price assumptions), and (ii) the future crude oil, natural gas and NGLs commodity price assumptions referenced below were reasonable bases upon which to evaluate Jagged Peak and Parsley and (b) with the consent of the Jagged Peak board, that the financial results reflected therein will be realized in the amounts and at the times projected (subject, in the case of the Projections, to the varying underlying future crude oil, natural gas and NGLs commodity price assumptions). RBCCM expressed no opinion as to any such financial projections, other estimates and data, and crude oil, natural gas and NGLs reserve information, or the assumptions upon which they were based. RBCCM relied upon the assessments of the management of Jagged Peak as to future crude oil, natural gas and NGLs drilling and production, market and cyclical trends and prospects relating to the crude oil, natural gas and NGLs industry, regulatory matters with respect thereto, and the potential impact thereof on each of Jagged Peak and Parsley, and RBCCM assumed that there will be no developments with respect to any of the foregoing that would be meaningful to its analyses or opinion. RBCCM further assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Jagged Peak, Parsley or the integrated mergers that would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBCCM did not assume any responsibility to perform, and did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Jagged Peak, Parsley or any other entity and RBCCM was not furnished with any such valuations or appraisals, other than (i) certain other Midland Basin assets and (ii) the Resource Information. RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Jagged Peak, Parsley or any other entity. RBCCM is not an expert in the evaluation of crude oil, natural gas and NGLs reserves, drilling, or production levels and expressed no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any crude oil, natural gas or natural gas liquids reserves of Jagged Peak, Parsley or otherwise. RBCCM expressed no view as to future crude oil, natural gas, NGLs and related commodity prices utilized in its analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on its analyses or opinion. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting Jagged Peak, Parsley or any other entity. RBCCM did not evaluate the solvency or fair value of Jagged Peak, Parsley or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBCCM assumed that the integrated mergers will be consummated in all material respects in accordance with the terms of the merger agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the integrated mergers, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Jagged Peak, Parsley or the integrated mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBCCM also assumed that the integrated mergers, taken together, will qualify for the intended tax treatment contemplated by the merger agreement. In addition, RBCCM assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft that it reviewed.

RBCCM’s opinion speaks only as of the date thereof, is based on the conditions as they existed and information supplied or reviewed as of the date thereof and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur or may have existed or occurred after such date. RBCCM did not undertake any obligation to update, revise or reaffirm its opinion for events occurring after the date thereof. RBCCM’s opinion, as set forth therein, relates to the relative values of Jagged Peak common stock and Parsley Class A common stock. RBCCM did not express any opinion as to the actual value of Parsley Class A common stock when issued or distributed in the merger or the price or range of prices at which Jagged Peak common stock, Parsley Class A common stock or any other securities of Jagged Peak or Parsley may trade or otherwise be transferable at any time, including following announcement or consummation of the integrated mergers. As the Jagged Peak board was aware, the crude oil and natural gas commodity markets, and the industries in which Jagged Peak and Parsley operate, have experienced and continued to experience, volatility and RBCCM expressed no opinion or view as to any potential effects of such volatility on Jagged Peak or Parsley (or their respective businesses) or the integrated mergers (including the contemplated benefits thereof).

For the purposes of rendering its opinion, RBCCM undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances, including the following:

•	RBCCM reviewed the financial terms of a draft, labeled “Execution Version”, of the merger agreement;

•

RBCCM reviewed certain publicly available financial and other information, and certain historical operating data, relating to Jagged Peak made available to it from published sources and internal records of Jagged Peak;

•

RBCCM reviewed certain publicly available financial and other information, and certain historical operating data, relating to Parsley made available to it from published sources and internal records of Parsley;

•

RBCCM reviewed (a) financial projections and other estimates and data relating to Jagged Peak, prepared by the management of Jagged Peak (the “Standalone Jagged Peak Projections”), as well as financial projections and other estimates and data relating to Parsley, prepared by management of Parsley, as adjusted by management of Jagged Peak (the “Standalone Parsley Projections” and, together with the Standalone Jagged Peak Projections, the “Standalone Projections”), all of which included estimates regarding certain tax attributes expected to result from the utilization of net operating loss carryforwards of Jagged Peak and Parsley (collectively, “Tax Attributes”), (b) certain crude oil, natural gas and NGLs reserve information regarding proved and unproved crude oil, natural gas and NGLs reserves and undeveloped resources of Jagged Peak, prepared by the management of Jagged Peak (the “Jagged Peak Resource Information”), and certain crude oil, natural gas and NGLs reserve information regarding proved and unproved crude oil, natural gas and NGLs reserves and undeveloped resources of Parsley, prepared by management of Parsley, as adjusted by management of Jagged Peak (the “Parsley Resource Information” and, together with the Jagged Peak Resource

Information, the “Resource Information”), which, in each case, included the discounting of categories of crude oil, natural gas and NGLs reserves and undeveloped resources information by the management of Jagged Peak, as well as (c) certain future crude oil, natural gas and NGLs commodity price assumptions, all of which financial projections and other estimates and data and crude oil, natural gas and NGLs reserves and undeveloped resources information RBCCM was directed by management of Jagged Peak to utilize for purposes of its analyses and opinion;

•

RBCCM conducted discussions with members of the senior management of Jagged Peak and members of Quantum, an affiliate of Jagged Peak, relating to the respective businesses, prospects and financial outlook of Jagged Peak, Parsley and the combined post-integrated mergers company, and certain future crude oil, natural gas and NGLs commodity price assumptions, which consisted of strip pricing and Wall Street research analyst consensus pricing estimates for such commodities, as provided by management of Jagged Peak;

•	RBCCM reviewed the reported prices and trading activity for Jagged Peak common stock and Parsley Class A common stock;

•

RBCCM compared certain financial metrics of Jagged Peak and Parsley with those of selected publicly traded companies in lines of businesses that it considered generally relevant in evaluating Jagged Peak and Parsley;

•	RBCCM considered other information and performed other studies and analyses as it deemed appropriate.

Set forth below is a summary of the material financial analyses performed by RBCCM in connection with rendering its opinion, as delivered to the Jagged Peak board in connection with its meeting on October 14, 2019. The order of analyses described does not represent relative importance or weight given to those analyses by RBCCM. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the summary of the analyses used by RBCCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

For purposes of its analyses, RBCCM reviewed a number of financial and operating metrics, using certain time periods, including:

•

“Enterprise Value” — the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other in-the-money securities convertible, exercisable or exchangeable into or for equity securities of the company), plus the amounts of its net debt (the amount of its outstanding indebtedness and out-of-the-money convertible and non-convertible preferred stock, less the amount of cash and cash equivalents on its balance sheet) and non-controlling interests, less the amount of investments in unconsolidated affiliates;

•

“EBITDA” — the amount of the relevant company’s earnings before interest, taxes, depreciation, depletion and amortization, adjusted for exploration expense (as appropriate) for a specified time period;

•

“Resources” — the estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions, which, for clarity, includes Proved Developed Reserves and Undeveloped Resources (each described below);

•

“Proved Developed Reserves” — reserves that can be expected to be recovered through existing wells with existing equipment and operating methods consisting of currently producing wells (“Proved Developed Producing”); and

•	“Undeveloped Resources” — crude oil, natural gas and NGLs that are expected to be recovered from new wells.

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Jagged Peak common stock, Parsley Class A common stock and the selected U.S. companies in the acquisition, exploration, development and production of oil and natural gas business (“E&P”) as of October 11, 2019, (ii) historical, financial and operating data for the selected companies based on publicly available information for each company as of October 11, 2019, (iii) the Enterprise Values for (a) Jagged Peak based on net debt as of June 30, 2019 and (b) Parsley based on net debt as of June 30, 2019 and (iv) per share amounts for (a) Jagged Peak based on diluted shares outstanding as of October 11, 2019 using the treasury stock method and (b) Parsley based on diluted shares outstanding as of October 11, 2019 using the treasury stock method. The calculations of Resource Information (a) for Jagged Peak were as estimated as of June 30, 2019 by the management of Jagged Peak, and (b) for Parsley were estimated as of June 30, 2019 by the management of Parsley, as adjusted by the management of Jagged Peak. Calculations of Resource Information and other crude oil, natural gas and NGLs resources criteria were based on management estimates; none of which were based on SEC reserve criteria. All market based commodity price assumptions were based on pricing data as of October 11, 2019. Unless the context indicates otherwise, estimates of EBITDA for each of calendar years 2020 (“2020E”) and 2021 (“2021E”) for (i) the selected companies were based on mean consensus Wall Street analyst estimates (such mean consensus estimates, “Wall Street research”) available as of October 11, 2019, (ii) Jagged Peak were based on estimates provided by the management of Jagged Peak and (iii) Parsley were based on estimates provided by the management of Parsley, as adjusted by the management of Jagged Peak.

For purposes of certain analyses below, the term “implied per share merger consideration” refers to the implied per share value of the merger consideration of $7.59, based on the exchange ratio of 0.447 of a share of Parsley Class A common stock per share of Jagged Peak common stock and the closing price of Parsley Class A common stock as of October 11, 2019 of $16.97.

Jagged Peak Financial Analyses

Selected Companies Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly traded companies with no publicly announced pending mergers and acquisitions as compared to the corresponding information and implied trading multiples for Jagged Peak. In choosing the selected companies, RBCCM considered publicly traded E&P companies in the lower 48 states with significant Permian operations and Enterprise Values between approximately $1 billion and approximately $10 billion. In this analysis, RBCCM compared, among other things, multiples of implied Enterprise Value to EBITDA for each of 2020E and 2021E.

The results of this analysis are summarized in the following table:

Enterprise Value/EBITDA
Selected Publicly Traded Companies	2020E	2021E
Parsley	4.3x	4.0x
Cimarex Energy Company	3.8x	3.6x
WPX Energy, Inc.	4.1x	3.9x
SM Energy Company	3.3x	3.1x
Matador Resources Company	4.3x	3.6x
QEP Resources, Inc.	3.1x	3.0x
Centennial Resource Development, Inc.	2.8x	2.4x
Laredo Petroleum, Inc.	2.7x	2.7x

High	4.3x	4.0x
Median	3.6x	3.4x
Low	2.7x	2.4x

From this data, RBCCM selected Enterprise Value reference ranges for Jagged Peak using EBITDA multiples for 2020E of 2.7x—4.3x and EBITDA multiples for 2021E of 2.4x—4.0x (in each case, based on the

Standalone Jagged Peak Projections and using Wall Street research pricing estimates for future crude oil, natural gas and NGLs commodity prices as of October 11, 2019 (“Consensus Pricing”)). RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Jagged Peak common stock as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range		Implied Per Share Merger Consideration
2020E EBITDA	2021E EBITDA
$4.19 - $8.56	$5.59 - $10.86	$7.59

Net Asset Value Analyses. RBCCM performed a net asset value (“NAV”) analysis of Jagged Peak by calculating the estimated net present value of its estimated crude oil, natural gas and NGLs Resources in the Proved Development Producing reserve category, as well as Undeveloped Resources, based on the Jagged Peak Resource Information. RBCCM performed this analysis using a reserve adjustment factor (“RAF”) approach, as provided by management of Jagged Peak, as well as using pricing assumptions based on (a) strip pricing as of October 11, 2019 (“Strip Pricing”), as well as (b) Consensus Pricing, in each case, through year-end 2024, and held flat thereafter, as per management of Jagged Peak. NGLs prices were assumed to be 30% of the applicable crude oil price, as per Jagged Peak management. Management of Jagged Peak applied discount ranges to the Jagged Peak Resource Information of (a) 95% to 100% for Proved Developed Producing Reserves and (b) 88% to 100% for Undeveloped Resources. RBCCM selected discount rates of 9.0% to 11.0%, which reflected RBCCM’s estimate of Jagged Peak’s weighted average cost of capital (“WACC”), as more fully described below under “Jagged Peak Financial Analyses - Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated crude oil and gas reserves to arrive at reserve value reference ranges.

Implied Equity Value Per Share Reference Range		Implied Per Share Merger Consideration
NAV Strip Pricing	NAV Consensus Pricing
$5.76 - $8.38	$10.41 - $14.00	$7.59

RBCCM derived implied equity value per share reference ranges from the reserve value reference ranges, adjusting for capital costs, estimated taxes (after taking into account the Tax Attributes) and general and administrative expenses, in each case, as provided by Jagged Peak management and using the net debt and diluted share information described above as well as applying certain additional balance sheet adjustments as provided by Jagged Peak management related primarily to hedges and certain costs associated with transportation pricing contracts. This analysis indicated the following implied equity value per share reference ranges for Jagged Peak common stock as compared to the implied per share merger consideration:

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Jagged Peak by calculating the estimated net present value of the after-tax free cash flows of Jagged Peak as of June 30, 2019, based on the Standalone Jagged Peak Projections, and using each of Strip Pricing and Consensus Pricing.

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 9.0% to 11.0% based on an estimated WACC of Jagged Peak, using the capital asset pricing model (“CAPM”) as well as applying a size premium and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.0x to 4.0x estimated calendar year 2025 (“2025E”) EBITDA, which estimated EBITDA was the terminal year EBITDA for Jagged Peak based on the Standalone Jagged Peak Projections. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied per share common equity reference range as compared to the implied per share merger consideration.

Implied Equity Value Per Share Reference Range		Implied Per Share Merger Consideration
Strip Pricing	Consensus Pricing
$3.69 - $6.56	$6.56 - $10.05	$7.59

Parsley Financial Analyses

Selected Companies Analysis. RBCCM reviewed certain financial and operating information and implied trading multiples for selected publicly traded companies with no publicly announced pending mergers and acquisitions as compared to the corresponding information and implied trading multiples for Parsley. In choosing the selected companies, RBCCM considered publicly traded E&P companies in the lower 48 states with significant Permian operations and Enterprise Values between approximately $1 billion and approximately $25 billion. In this analysis, RBCCM compared, among other things, multiples of implied Enterprise Value to EBITDA for each of 2020E and 2021E.

The results of this analysis are summarized in the following table:

Enterprise Value/EBITDA
Selected Publicly Traded Companies	2020E	2021E
Pioneer Natural Resources Corporation	5.6x	5.1x
Diamondback Energy, Inc.	5.0x	4.5x
Concho Resources, Inc.	4.7x	4.2x
Devon Energy Corp	4.1x	3.8x
Cimarex Energy Company	3.8x	3.6x
WPX Energy, Inc.	4.1x	3.9x
SM Energy Company	3.3x	3.1x
Matador Resources Company	4.3x	3.6x
QEP Resources, Inc.	3.1x	3.0x
Jagged Peak	3.4x	2.8x
Centennial Resource Development, Inc.	2.8x	2.4x
Laredo Petroleum, Inc.	2.7x	2.7x

High	5.6x	5.1x
Median	4.0x	3.6x
Low	2.7x	2.4x

From this data, RBCCM selected Enterprise Value reference ranges for Parsley using EBITDA multiples for 2020E of 2.7x—5.6x and EBITDA multiples for 2021E of 2.4x—5.1x (in each case, based on the Standalone Parsley Projections and Consensus Pricing). RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Parsley Class A common stock as compared to closing price per share of Parsley Class A common stock on October 11, 2019:

Implied Equity Value Per Share Reference Range		Closing Price on October 11, 2019
2020E EBITDA	2021E EBITDA
$6.68 - $21.58	$8.28 - $24.94	$16.97

Net Asset Value Analyses. RBCCM performed an NAV analysis of Parsley by calculating the estimated net present value of its estimated crude oil, natural gas and NGLs Resources in the Proved Development Producing

reserve category, as well as Undeveloped Resources, based on the Parsley Resource Information. RBCCM performed this analysis using the RAF approach, as provided by management of Jagged Peak, as well as using pricing assumptions based on (a) Strip Pricing as well as (b) Consensus Pricing, in each case, through year-end 2024, and held flat thereafter, as per Jagged Peak management. NGLs prices were assumed to be 30% of the applicable crude oil price, as per Jagged Peak management. Management of Jagged Peak applied discount ranges to the Parsley Resource Information of (a) 100% for Proved Developed Producing Reserves and (b) 80% to 100% for Undeveloped Resources. RBCCM selected discount rates of 8.5% to 10.5%, which reflected RBCCM’s estimate of Parsley’s WACC, as more fully described below under “Parsley Financial Analyses - Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated crude oil and gas reserves to arrive at reserve value reference ranges.

RBCCM derived implied equity value per share reference ranges from the reserve value reference ranges, adjusting for capital costs, estimated taxes (after taking into account the Tax Attributes) and general and administrative expenses, in each case, as provided by Jagged Peak management, and using the net debt and diluted share information described above, as well as applying certain additional balance sheet adjustments as provided by Jagged Peak management related primarily to hedges and a tax receivable agreement. This analysis indicated the following implied equity value per share reference ranges for Parsley Class A common stock as compared to the closing price of Parsley Class A common stock on October 11, 2019:

Implied Equity Value Per Share Reference Range		Closing Price on October 11, 2019
NAV Strip Pricing	NAV Consensus Pricing
$12.36 - $16.41	$18.16 - $23.11	$16.97

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Parsley by calculating the estimated net present value of the after-tax free cash flows of Parsley as of June 30, 2019, based on the Standalone Parsley Projections and using each of Strip Pricing and Consensus Pricing.

RBCCM performed the discounted cash flow analysis using (i) discount rates ranging from 8.5% to 10.5% based on an estimated WACC of Parsley, using CAPM, as well as applying a size premium and (ii) a terminal value at the end of the forecast period, using terminal multiples ranging from 3.50x to 4.50x 2025E EBITDA, which estimated EBITDA was the terminal year EBITDA for Parsley based on the Standalone Parsley Projections. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. The discounted cash flow analysis indicated the following implied per share common equity reference range as compared to the closing price of Parsley Class A common stock on October 11, 2019:

Implied Equity Value Per Share Reference Range		Closing Price on October 11, 2019
Strip Pricing	Consensus Pricing
$12.14 - $18.46	$17.04 - $24.50	$16.97

Implied Exchange Ratio Analysis

RBCCM calculated certain implied exchange ratio reference ranges for the merger.

Selected Public Companies Exchange Ratio Analysis

Based on the per share value reference ranges for Jagged Peak common stock and Parsley Class A common stock implied by the selected publicly traded companies analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Jagged Peak common stock implied per share value reference range by the high end of the applicable Parsley Class A common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Jagged Peak common stock implied per share value reference range by the low end of the applicable Parsley Class A common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

Implied Exchange Ratio Reference Range		Exchange Ratio
2020E EBITDA	0.194 - 1.283	0.447x
2021E EBITDA	0.224 - 1.312	0.447x

Net Asset Value Exchange Ratio Analysis. Based on the per share value reference ranges for Jagged Peak common stock and Parsley Class A common stock implied by the net asset values analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Jagged Peak common stock implied per share value reference range by the high end of the applicable Parsley Class A common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Jagged Peak common stock implied per share value reference range by the low end of the applicable Parsley Class A common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

Implied Exchange Ratio Reference Range		Exchange Ratio
Consensus Pricing	0.450x - 0.771x	0.447x
Strip Pricing	0.351x - 0.678x	0.447x

Discounted Cash Flow Analysis. Based on the per share value reference ranges for Jagged Peak common stock and Parsley Class A common stock implied by the discounted cash flow exchange ratio analyses described above for which the same financial metrics were applied, and the corresponding assumptions underlying each such analysis, RBCCM calculated implied exchange ratio reference ranges. In each case, the low end of each implied ratio reference range was calculated by dividing the low end of the applicable Jagged Peak common stock implied per share value reference range by the high end of the applicable Parsley Class A common stock implied per share value reference range, and the high end of each implied exchange ratio reference range was calculated by dividing the high end of the applicable Jagged Peak common stock implied per share value reference range by the low end of the applicable Parsley Class A common stock implied per share value reference range. The analysis indicated the following implied reference ranges as compared to the exchange ratio in the merger:

Implied Exchange Ratio Reference Range		Exchange Ratio
Consensus Pricing	0.269 - 0.591	0.447x
Strip Pricing	0.200 - 0.540	0.447x

Other Information

RBCCM also noted for the Jagged Peak board the following additional analyses and factors that were not considered part of RBCCM’s financial analyses with respect to its opinion but were referenced for informational purposes:

Trading Range Analyses for Jagged Peak. RBCCM reviewed certain historical closing prices for Jagged Peak common stock during the 52-week period ended October 11, 2019, which reflected the following historical stock price information for Jagged Peak common stock as compared to the closing price of Jagged Peak common stock on October 11, 2019 and the implied per share merger consideration:

Trading Period Prior to October 11, 2019	Stock Price

52-Week High	$14.18

52-Week Low	$6.06

Closing Price on October 11, 2019	$6.82

Implied Per Share Merger Consideration	$7.59

Trading Range Analyses for Parsley. RBCCM reviewed certain historical closing prices for Parsley Class A common stock during the 52-week period ended October 11, 2019, which reflected the following historical stock price information for Parsley Class A common stock as compared to the closing price of Parsley Class A common stock on October 11, 2019:

Trading Period Prior to October 11, 2019	Stock Price

52-Week High	$29.71

52-Week Low	$14.13

Closing Price on October 11, 2019	$16.97

Analysts’ Price Targets for Jagged Peak. RBCCM reviewed one-year forward stock price targets for Jagged Peak common stock in twenty-one recently published, publicly available Wall Street research analysts’ reports (other than by RBCCM), which indicated the following discounted low and high per share stock price targets for Jagged Peak common stock (which per share price targets were discounted at 13.4% based on the estimated cost of equity derived for the “Jagged Peak Financial Analyses—Discounted Cash Flow Analysis” described above) as compared to the closing price of Jagged Peak common stock on October 11, 2019 and the implied per share merger consideration:

Analyst Price Targets Prior to October 11, 2019	Stock Price

High	$12.35

Low	$6.17

Closing Price on October 11, 2019	$6.82

Implied Per Share Merger Consideration	$7.59

Analysts’ Price Targets for Parsley. RBCCM reviewed one-year forward stock price targets for Parsley Class A common stock in thirty-one recently published, publicly available Wall Street research analysts’ reports (other than by RBCCM), which indicated the following discounted low and high per share stock price targets for

Parsley Class A common stock (which per share price targets were discounted at 12.9% based on the estimated cost of equity derived for the “Parsley Financial Analyses—Discounted Cash Flow Analysis” described above) as compared to the closing price of Parsley Class A common stock on October 11, 2019:

Analyst Price Targets as of October 11, 2019	Stock Price

High	$30.10

Low	$15.05

Closing Price on October 11, 2019	$16.97

Selected Precedent Transactions Analysis. RBCCM reviewed certain implied transaction multiples for 19 oil and gas transactions involving target publicly traded U.S. E&P companies in the lower 48 states since 2009, with implied Enterprise Values (based on the purchase price paid for the target company’s common equity calculated at the time of announcement of the applicable transaction) between $1 billion and $10 billion.

In this analysis, RBCCM compared multiples of implied transaction value to the EBITDA, adjusted to reflect one-time, non-recurring expenses and non-operating expenses (“Adjusted EBITDA”), for the target company for the latest twelve month (“LTM”) period for which financial information had been publicly announced prior to the announcement of the applicable transaction. RBCCM excluded five such precedent transactions because it believed that LTM Adjusted EBITDA multiples over 15.0x were not meaningful.

This data resulted in Enterprise Value to LTM Adjusted EBITDA multiples ranging from 3.1x to 11.9x, and RBCCM applied such multiple range to Jagged Peak’s LTM Adjusted EBITDA for the twelve month period ended June 30, 2019. RBCCM then derived implied equity value per share reference ranges from the resulting Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied equity value per share reference ranges for Jagged Peak common stock as compared to the implied per share merger consideration:

Implied Equity Value Per Share Reference Range	Implied Per Share Merger Consideration

LTM Adjusted EBITDA

$3.13 - $20.37	$7.59

Overview of Analyses; Other Considerations

No single company or transaction used in the above analyses as a comparison was identical to Jagged Peak, Parsley or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances. Several analytical methodologies were used by RBCCM, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBCCM were based on all the analyses and factors presented herein taken as a whole and also on application of RBCCM’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis.

RBCCM therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

RBCCM, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of Jagged Peak, Parsley and/or other entities involved in the merger, or their respective affiliates, and receive customary compensation in connection therewith, and may also actively trade securities of Jagged Peak, Parsley and/or other entities involved in the merger, or their respective affiliates, for its or its affiliates’ own account or for the account of customers and, accordingly, RBCCM and its affiliates may hold a long or short position in such securities. RBCCM and certain of its affiliates in the past have provided, currently are providing and in the future may provide, investment banking, commercial banking and financial advisory services to Jagged Peak, Parsley and certain of their respective affiliates unrelated to the integrated mergers, for which services RBCCM and its affiliates have received and expect to receive customary compensation, including, since the beginning of RBCCM’s 2017 fiscal year (November 1, 2016), having acted or acting as (a) with respect to Jagged Peak, a (i) lender under certain credit facilities of Jagged Peak, (ii) joint bookrunner in connection with the initial public offering of Jagged Peak common stock in 2017 and (iii) joint bookrunner in connection with a Jagged Peak senior notes offering in 2018, having received aggregate compensation of approximately $2.9 million relating to such services, (b) with respect to Parsley, a (i) lender under certain credit facilities of Parsley, (ii) joint active bookrunner in connection with a Parsley senior notes offering in 2016 and co-manager in connection with a Parsley senior notes offering in 2017 and (iii) joint bookrunner in connection with a follow-on offering of Parsley Class A common stock in 2017, having received aggregate compensation of approximately $3.7 million relating to such services and (c) with respect to certain portfolio companies of Quantum, an affiliate of Jagged Peak, a (i) lender under certain credit facilities of eight such portfolio companies and (ii) financial advisor to three such portfolio companies in connection with six transactions involving the sale of assets in 2017, 2018 and 2019, respectively, having received aggregate compensation of approximately $23.1 million relating to such services.

Under its engagement agreement with Jagged Peak, RBCCM became entitled to a fee of $1,000,000 upon the delivery of its written opinion in connection with the merger, without regard to whether such opinion was accepted or the merger is consummated. If Jagged Peak consummates the merger, RBCCM will receive an additional transaction fee currently estimated to be approximately $5,000,000 paid upon the closing of the merger, against which the fee RBCCM received for delivery of its opinion will be credited. In addition, if the merger is consummated, RBCCM may be entitled to an additional fee of $1,000,000 payable, at Jagged Peak’s sole discretion. Jagged Peak has also agreed to indemnify RBCCM for certain liabilities that may arise out of its engagement, and to reimburse certain out-of-pocket expenses incurred by RBCCM in performing its services. The terms of RBCCM’s engagement letter were negotiated at arm’s-length between Jagged Peak and RBCCM, and the Jagged Peak board was aware of this fee arrangement at the time it reviewed and approved the merger agreement.

Interests of Certain Jagged Peak Directors and Executive Officers in the Merger

In considering the recommendation of the Jagged Peak board with respect to the Jagged Peak merger proposal and the Jagged Peak compensation proposal, Jagged Peak stockholders should be aware that the executive officers and directors of Jagged Peak have interests in the merger that may be different from, or in addition to, the interests of Jagged Peak stockholders generally.

These interests include, but are not limited to, rights to ongoing indemnification and insurance coverage, the treatment in the merger of the outstanding Jagged Peak restricted stock units and Jagged Peak performance stock units and potential severance payments and benefits upon a qualifying termination of employment in connection with the merger. These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “ —Quantification of Payments and Benefits to Jagged Peak’s Named Executive Officers” beginning on page 123. The members of the Jagged Peak board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Jagged Peak stockholders approve the Jagged Peak merger proposal.

Jagged Peak Directors to be Appointed to the Parsley Board

Pursuant to the merger agreement, Parsley and Jagged Peak have agreed that two members of the Jagged Peak board will be appointed to the Parsley board immediately after the effective time. Any remuneration to be paid to these directors will be consistent with Parsley’s directors’ remuneration policy. Please see “ —Board of Directors and Management of Parsley Following Completion of the Merger.”

Indemnification and Insurance

Parsley and Jagged Peak as the surviving company following the merger have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the merger agreement or who becomes, prior to the effective time, an officer, director or employee of Jagged Peak or any of its subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak, in each case, when acting in such capacity (whom we refer to as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling (each, a “proceeding”) to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer, director or employee of Jagged Peak or any of its subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak or is or was serving at the request of Jagged Peak or any of its subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at, or after the effective time and whether asserted or claimed prior to, at or after the effective time (which liabilities we refer to as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Parsley and the surviving company will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Parsley and the surviving company will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving company or its subsidiaries in any manner that would affect (or manage the surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Parsley and the surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Jagged Peak or any of its subsidiaries and any of its officers, directors or employees existing immediately prior to the effective time.

Parsley and the surviving company will cause to be put in place, and Parsley will fully prepay immediately prior to the effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time (which we refer to as the “tail period”) from an insurance carrier with the same or better credit rating as Jagged Peak’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Jagged Peak’s existing policies, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the effective time.

Treatment of Jagged Peak Equity Awards in the Merger

The merger agreement provides for the treatment set forth below with respect to the awards held by Jagged Peak’s non-employee directors and executive officers at the effective time:

Jagged Peak Restricted Stock Units: Each Jagged Peak restricted stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley, or the holder thereof, be assumed by Parsley and remain subject to the same terms and conditions as were applicable to such award of restricted stock units, but shall be converted into an award with the right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak restricted stock units as of immediately prior to the effective time and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

The following table sets forth, for each of Jagged Peak’s executive officers, the aggregate number of unvested shares of Jagged Peak common stock subject to awards of restricted stock units held by such executive officers as of October 31, 2019.

Executive Name	Number of Shares Subject to Outstanding Jagged Peak Restricted Stock Units (#)
James J. Kleckner	225,089
Robert W. Howard	161,274
Christopher I. Humber	88,876
Craig R. Walters	105,904

The following table sets forth, for each of Jagged Peak’s directors, the aggregate number of unvested shares of Jagged Peak common stock subject to awards of restricted stock units (and, with respect to Mr. Sult, vested deferred shares) held by such directors as of October 31, 2019.

Director Name	Number of Shares Subject to Outstanding Jagged Peak Restricted Stock Units and Vested Deferred Shares (#)
Charles D. Davidson	—
Roger L. Jarvis	16,730
Janeen S. Judah	17,418
Michael C. Linn	16,730
Adrianna C. Ma	19,393
John R. Sult	26,981	(1)
S. Wil VanLoh, Jr.	—
Dheeraj Verma	—
Blake A. Webster	—

(1)	For Mr. Sult, the amount shown includes 10,251 vested deferred shares.

Jagged Peak Performance Stock Units: Each Jagged Peak performance stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time,

automatically, and without any action on the part of Jagged Peak, Parsley or the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak performance stock units that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Jagged Peak board after consultation with Parsley), measured based on a truncated performance period that ends immediately prior to the effective time, and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

The following table sets forth, for each of Jagged Peak’s executive officers, the aggregate number of unvested shares of Jagged Peak common stock subject to awards of, performance stock units based on target performance (100%) and maximum performance (200%), in each case, held by such executive officers as of October 31, 2019.

Executive Name	Number of Shares Subject to Outstanding Jagged Peak Performance Stock Units at Target (#)	Number of Shares Subject to Outstanding Jagged Peak Performance Stock Units at Maximum (#)
James J. Kleckner	413,813	827,626
Robert W. Howard	221,000	442,000
Christopher I. Humber	121,813	243,626
Craig R. Walters	222,023	444,046

For the estimated values of the potential accelerated vesting of the equity awards held by Jagged Peak’s named executive officers, see the “Equity” column of the table below under “ —Quantification of Payments and Benefits to Jagged Peak’s Named Executive Officers.” As the Jagged Peak restricted stock units are being converted directly into awards based on Parsley Class A common stock and there is no acceleration of vesting upon consummation of the merger, no monetary value is being received by Jagged Peak’s named executive officers in connection with the conversion of such restricted stock units. However, the Jagged Peak restricted stock units would accelerate upon a named executive officer’s Qualifying Termination (as defined below) following the merger.

Treatment of Management HoldCo Units in the Merger

Certain of Jagged Peak’s executive officers have received or have been granted Series A Units or Series B Units (each individually a “Unit”) of JPE Management Holdings LLC (“Management HoldCo”). Each Unit of Management HoldCo (whether Series A or Series B) corresponds to one currently issued and outstanding share of Jagged Peak common stock held by Management HoldCo. When each Unit vests, the holder receives one share of Jagged Peak common stock from Management HoldCo, subject to certain negotiated transfer restrictions. Certain terms regarding vesting, forfeiture, and the reallocation of forfeited Units are governed by and set forth in, and may be amended only in certain limited circumstances in accordance with, the Amended and Restated Limited Liability Company Agreement of Management HoldCo (the “HoldCo Agreement”). The HoldCo Agreement provides that all Series A Units and Series B Units will become fully vested upon the occurrence of a Q-Jagged Peak Monetization (as defined in the HoldCo Agreement). We expect that the merger will result in a Q-Jagged Peak Monetization with respect to the Series A Units and Series B Units. Because we are not party to the HoldCo Agreement, Management HoldCo will be responsible for making any payments, distributions or settlements to holders of the Series A Units and Series B Units in connection with the merger.

The following table sets forth, for each of Jagged Peak’s executive officers (including Mr. Jaggers, a former executive officer who retired from the Company on March 30, 2018), the aggregate number of Management HoldCo Series A Units and Series B Units held by such executive officers as of October 31, 2019.

Executive Name	Series A Units		Series B Units
James J. Kleckner	—		117,952
Robert W. Howard	330,949		—
Christopher I. Humber	—		18,352
Craig R. Walters	—		77,459
Joseph N. Jaggers	861,724	(1)	—

(1)	For Mr. Jaggers, the amount shown includes 215,431 Management HoldCo Series A Units held by Jaggers Investments, LLP.

Executive Officer Severance Arrangements

Jagged Peak maintains an Executive Severance Plan (the “Severance Plan”) that provides for the payment of severance and change in control benefits to eligible executives of Jagged Peak. Each executive selected to participate in the Severance Plan is classified as a group 1, group 2 or group 3 executive, and the severance and change in control obligations are determined based on this group classification. Under the Severance Plan, Mr. Howard is classified as a group 1 executive and Messrs. Kleckner, Humber and Walters are each classified as a group 2 executive.

Under the Severance Plan, group 1 executives are not entitled to a cash severance payment (other than the payment equal to group health plan subsidies described below), and group 2 and 3 executives are entitled to cash severance. If an executive is terminated (i) by Jagged Peak without cause, (ii) by the executive for good reason, or (iii) due to death or disability (each, a “Qualifying Termination”), group 2 and 3 executives will receive a lump sum cash payment in an amount equal to 200% (for group 2 executives) and 100%, or 200% if such Qualifying Termination is in connection with a change of control, (for group 3 executives) of the sum of (A) the executive’s then current base salary and (B) the greater of (1) the annual average of all bonuses under the short-term incentive program received by the executive in the previous two completed fiscal years and (2) the executive’s current target bonus amount. Additionally, upon a Qualifying Termination, all participants will be paid any accrued obligations and will also receive a cash lump sum payment equal to the monthly subsidy Jagged Peak provides with respect to participation in its group medical plan multiplied by 18 months in the case of group 1 or 2 executives or 12 months in the case of group 3 executives. To the extent a Qualifying Termination occurs following the end of any fiscal year but prior to the date the executive’s annual bonus under the short-term incentive program is paid, the executive will also receive payment of the executive’s unpaid annual bonus. With respect to equity awards, the Severance Plan provides that, upon a Qualifying Termination, (i) 50%, or if such termination is in connection with a “change of control,” 100%, of all unvested time-vested equity awards held by such executive pursuant to the Jagged Peak’s 2017 Long Term Incentive Plan will become vested immediately prior to the termination date, and (ii) all performance-vested equity will generally remain outstanding until the end of the respective performance periods and will be earned based on actual performance during such period. Notwithstanding the previous sentence, upon a change in control, the performance period of all performance-vested equity awards will be deemed to have ended and such awards will be measured and paid out as of the date of the change in control, regardless of whether the executive is terminated. Termination payments are generally subject to the executive’s execution of a release agreement, the form of which is attached to the Severance Plan, and such payments may be suspended or required to be paid back to Jagged Peak in the event of a breach of any post-termination obligations of the executive.

Quantification of Payments and Benefits to Jagged Peak’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that the Jagged Peak named executive officers could receive in connection with the merger. Such amounts have been calculated assuming that (i) the latest practicable date is October 31, 2019, (ii) the closing price of a share of Jagged Peak common stock on the completion of the merger is $7.05 (which itself is calculated by multiplying the exchange ratio by $15.78, the average closing price of a share of Parsley Class A common stock over the first five business days following the first public announcement of the merger), (iii) each named executive officer experiences a Qualifying Termination immediately following the completion of the merger, (iv) the Jagged Peak performance stock units will accelerate and vest based on target performance of 100% (note that maximum performance is 200%), and (v) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the named executive officers below may materially differ from the amounts set forth below. Please note that Jagged Peak employees, including Jagged Peak’s named executive officers, are expected to receive payment of their 2019 annual bonuses under the Jagged Peak short-term incentive program with respect to 2019 performance. Such amounts have not been determined but will be paid pursuant to the terms of the Jagged Peak short-term incentive program and are not otherwise based on, and do not otherwise relate to, the merger. Therefore, such amounts are not included in the table below.

Golden Parachute Compensation.

	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
James J. Kleckner	$3,200,000	$5,335,821	$27,743	$8,563,564
Robert W. Howard	—	$5,028,222	$19,233	$5,047,455
Christopher I. Humber	$1,597,221	$1,614,739	$27,558	$3,239,518
Craig R. Walters	$2,060,000	$2,857,971	$27,743	$4,945,714

(1)

The amount shown for each named executive officer (other than Mr. Howard who is not entitled to a cash severance payment) consists of: (a) a lump sum cash severance equal to two times the named executive officer’s base salary and (b) a lump sum cash severance payment equal to two times the greater of (i) the annual average of all bonuses under the Jagged Peak short-term incentive program received by the executive in the previous two completed fiscal years and (ii) the executive’s current target bonus amount, in each case, payable pursuant to the Severance Plan and set forth in more detail below this footnote. For Messrs. Kleckner and Walters, the amounts were calculated using the executive’s current target bonus for fiscal year 2019 since such amount exceeds the annual average of all bonuses under the Jagged Peak short-term incentive program received by the executive in fiscal years 2017 and 2018. For Mr. Humber, the amount was calculated using the annual average of all bonuses under the Jagged Peak short-term incentive program received by Mr. Humber in fiscal years 2017 and 2018 since such average exceeds Mr. Humber’s current target bonus for fiscal year 2019.

	Cash Severance (Salary) ($)	Cash Severance (Bonus) ($)	Total ($)
James J. Kleckner	$1,600,000	$1,600,000	$3,200,000
Robert W. Howard	—	—	—
Christopher I. Humber	$813,700	$783,521	$1,597,221
Craig R. Walters	$1,030,000	$1,030,000	$2,060,000

(2)

The amounts shown in this column reflect the sum of (i) the potential value based on target performance of 100% (maximum performance is 200%) of the acceleration of Jagged Peak performance stock units that each named executive officer could receive in connection with the merger, (ii) the potential value of the acceleration of Jagged Peak restricted stock units that each named executive officer could receive in connection with a Qualifying Termination following the merger and (iii) the potential value of the acceleration of Management HoldCo Series A Units and Series B Units that each named executive officer could receive in connection with the merger, in each case, as set forth in more detail below this footnote. Jagged Peak currently estimates that the performance stock units will settle at target but pursuant to the terms of the merger agreement, the performance stock units will settle based on actual performance as measured during the shortened performance period ending at the closing of the merger. Consequently, the amounts received by the named executive officers with respect to the Jagged Peak performance stock units could be greater or less than target. As noted above, the Jagged Peak restricted stock units will not automatically accelerate upon closing of the merger. However, the Jagged Peak restricted stock units would accelerate upon a named executive officer’s Qualifying Termination in connection with the merger. In addition, as noted above, Management HoldCo will be responsible for making any payments, distributions or settlements to holders of the Series A Units and Series B Units in connection with the merger.

	Potential Acceleration Value of Performance Stock Units ($)(a)	Potential Acceleration Value of Restricted Stock Units ($)	Potential Acceleration Value of Management HoldCo Series A Units and Series B Units ($)(a)	Total ($)
James J. Kleckner	$2,917,382	$1,586,877	$831,562	$5,335,821
Robert W. Howard	$1,558,050	$1,136,982	$2,333,190	$5,028,222
Christopher I. Humber	$858,781	$626,576	$129,382	$1,614,739
Craig R. Walters	$1,565,262	$746,623	$546,086	$2,857,971

(a)	The amounts shown in these columns are considered to be “single-trigger” benefits because they vest solely upon a change in control.

(3)

The amounts shown in this column reflect the value of the lump sum payment equal to the monthly subsidy Jagged Peak provides with respect to participation in its group medical plan under the Severance Plan multiplied by 18 months.

Board of Directors and Management of Parsley Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of Parsley are expected to continue in their current positions, other than as may be publicly announced by Parsley in the normal course.

Additionally, pursuant to the merger agreement, the Parsley board will be expanded to 11 directors as of the effective time and will include two independent directors from the Jagged Peak board as mutually agreed upon by Parsley and Jagged Peak. The Parsley board will continue to be divided into three classes, designated as Class I, Class II, and Class III, each with staggered, three-year terms. One such Jagged Peak director will be appointed as a Class II director of the Parsley board, with a term ending at the Parsley 2022 annual meeting, and will be appointed to the Nominating, Environmental, Social and Governance Committee of the Parsley board. The second such Jagged Peak director will be appointed as a Class I director, with a term ending at the Parsley 2021 annual meeting, and will be appointed to the Reserves Committee of the Parsley board.

Material U.S. Federal Income Tax Consequences of the Integrated Mergers

This section describes the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of Jagged Peak common stock who exchange their shares of Jagged Peak common stock for shares of Parsley Class A common stock pursuant to the merger. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This summary does not describe any state, local, foreign or other tax consequences (including estate, gift and Medicare contribution tax consequences) of the integrated mergers, or the tax consequences of owning or disposing of Parsley Class A common stock received in the merger.

For purposes of this discussion, a U.S. holder is a beneficial owner of Jagged Peak common stock who for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more U.S. persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Jagged Peak common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. If you are a partnership, or a partner of a partnership, holding Jagged Peak common stock, you should consult your tax advisor regarding the tax consequences of the integrated mergers.

This discussion addresses only U.S. holders that hold their Jagged Peak common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all of the U.S. federal income tax consequences that may be relevant to particular U.S. holders of Jagged Peak common stock in light of their individual circumstances or to U.S. holders of Jagged Peak common stock that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Jagged Peak common stock as part of a straddle, hedge, constructive sale, or conversion transaction;

•	persons that purchased or sell their shares of Jagged Peak common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	stockholders who acquired their shares of Jagged Peak common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

ALL HOLDERS OF JAGGED PEAK COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE INTEGRATED MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Assuming that the integrated mergers are completed as currently contemplated, Parsley and Jagged Peak intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of

Section 368(a) of the Code. The obligation of Parsley to complete the merger is conditioned upon the receipt of an opinion from Kirkland, counsel to Parsley, in form and substance reasonably satisfactory to Parsley, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. The obligation of Jagged Peak to complete the merger is conditioned upon the receipt of an opinion from Vinson & Elkins, counsel to Jagged Peak, in form and substance reasonably satisfactory to Jagged Peak, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code based upon facts, representations, and assumptions set forth or referred to in such opinion. These conditions are waivable, and Parsley and Jagged Peak undertake to recirculate this joint proxy statement/prospectus and resolicit stockholders if either of these conditions is waived and the change in tax consequences is material. Neither of these opinions is binding on the Internal Revenue Service or the courts. Parsley and Jagged Peak have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the integrated mergers. The following discussion assumes the integrated mergers, taken together, will qualify as a reorganization.

Federal Income Tax Consequences of the Merger. The U.S. federal income tax consequences of the integrated mergers to U.S. holders of Jagged Peak common stock are as follows:

•

except as discussed below in “—Cash Received in Lieu of a Fractional Share of Parsley Class A common stock,” no gain or loss will be recognized by U.S. holders of Jagged Peak common stock on the exchange of Jagged Peak common stock for Parsley Class A common stock pursuant to the merger;

•

the aggregate tax basis of the shares of Parsley Class A common stock received in the merger (including any fractional share interests in Parsley Class A common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the Jagged Peak common stock for which it is exchanged; and

•

the holding period of Parsley Class A common stock received in exchange for shares of Jagged Peak common stock (including any fractional share interests in Parsley Class A common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Jagged Peak common stock for which it is exchanged.

If a U.S. holder of Jagged Peak common stock acquired different blocks of Jagged Peak common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of Parsley Class A common stock may be determined separately with reference to each block of Jagged Peak common stock. Any such U.S. holder should consult its tax advisor regarding the holding periods of the particular shares of Parsley Class A common stock received in the merger.

Cash Received in Lieu of a Fractional Share of Parsley Class A common stock. A U.S. holder of Jagged Peak common stock who receives cash in lieu of a fractional share of Parsley Class A common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold to Parsley that fractional share of Parsley Class A common stock for cash. As a result, a U.S. holder of Jagged Peak common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Parsley Class A common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Parsley Class A common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisor about the particular tax consequences of the integrated mergers to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Information Reporting and Backup Withholding. Payments of cash in lieu of a fractional share to a holder of Jagged Peak common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

The preceding discussion is intended only as a general discussion of material U.S. federal income tax consequences of the integrated mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the integrated mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

Parsley prepares its financial statements in accordance with GAAP. The merger will be accounted for as a business combination, using the acquisition method of accounting with Parsley being considered the acquirer of Jagged Peak for accounting purposes. This means that Parsley will record all assets acquired and liabilities assumed from Jagged Peak at their acquisition date fair values at the effective date of the merger.

Regulatory Approvals

Antitrust Clearance

The completion of the merger is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the merger cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On November 1, 2019, Parsley and Jagged Peak each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on December 2, 2019, unless otherwise extended or terminated early.

At any time before or after consummation of the merger, notwithstanding any future termination of the waiting period under the HSR Act, the FTC or the DOJ, or any state, could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Parsley or Jagged Peak or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the share issuance proposal, Parsley has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, with the SEC under the Exchange Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Parsley Class A common stock issuable upon the effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the merger is subject to approval for listing of the shares of Parsley Class A common stock issuable in the merger on the NYSE, subject to official notice of issuance.

Registration Rights of Q-Jagged Peak

In connection with the execution of the merger agreement, Parsley entered into the Registration Rights Agreement with Q-Jagged Peak pursuant to which, among other things and subject to certain restrictions, Parsley is required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the Parsley Class A common stock issuable to Q-Jagged Peak upon consummation of the merger and to conduct certain underwritten offerings upon the request of Q-Jagged Peak. The Registration Rights Agreement also provides Q-Jagged Peak with customary piggyback registration rights. The Registration Rights Agreement shall become effective at the effective time and shall terminate prior to effectiveness if the merger agreement is terminated prior to the consummation of the transactions contemplated thereby. The Registration Rights Agreement is attached to this joint proxy statement/prospectus as Annex G.

Exchange of Shares

For information on the exchange of Jagged Peak common stock for the merger consideration, please see the section entitled “The Merger Agreement—Exchange and Payment Procedures.”

Treatment of Indebtedness

As of June 30, 2019, Parsley had outstanding $40 million of borrowings and $8.7 million of letters of credit under its existing credit facility, and Jagged Peak had outstanding $150 million of borrowings under its existing credit facility. The amount of indebtedness under the existing credit facilities at the effective time of the merger may be significantly more or less than the above listed amounts.

As of June 30, 2019, Parsley had outstanding $400 million aggregate principal amount of 6.250% senior notes due 2024, $650 million aggregate principal amount of 5.375% senior notes due 2025, $450 million aggregate principal amount of 5.250% senior notes due 2025 and $700 million aggregate principal amount of 5.625% senior notes due 2027. As of June 30, 2019, Jagged Peak had outstanding $500 million aggregate principal amount of 5.875% senior notes due 2026. Parsley does not currently anticipate taking any action with respect to the outstanding senior notes of Parsley in connection with the merger.

In connection with the consummation of the merger, Parsley will fully repay the outstanding borrowings and terminate all outstanding commitments under the Jagged Peak credit facility. Following consummation of the transaction, the outstanding senior notes of Jagged Peak will continue to be obligations of Parsley, through its subsidiaries.

For a description of Parsley’s and Jagged Peak’s existing indebtedness, see Parsley’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 8, 2019, and Jagged Peak’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 8, 2019, respectively, each of which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Treatment of Jagged Peak Equity Awards in the Merger

Prior to the effective time, the Jagged Peak board and/or the compensation committee of the Jagged Peak board will take such action and adopt such resolutions as are required to give effect to the following:

Jagged Peak Restricted Stock Units

Each Jagged Peak restricted stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley, or the holder thereof, be assumed by Parsley and remain subject to the same terms and conditions as were applicable to such award of restricted stock units, but shall be converted into an award with the right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak restricted stock units as of immediately prior to the effective time and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

Jagged Peak Performance Stock Units

Each Jagged Peak performance stock unit, whether vested or unvested, that is outstanding as of immediately prior to the effective time shall, at the effective time, automatically, and without any action on the part of Jagged Peak, Parsley or the holder thereof, be cancelled and converted into a vested right to receive a number of shares of Parsley Class A common stock that is equal to the product of (a) the number of shares of Jagged Peak common stock subject to such award of Jagged Peak performance stock units that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Jagged Peak board after consultation with Parsley), measured based on a truncated performance period that ends immediately prior to the effective time, and (b) the exchange ratio, rounded down to the nearest whole share of Parsley Class A common stock.

Dividend Policy

Parsley recently paid cash dividends on its common stock, but any future dividends will be at the discretion of the Parsley board. Parsley intends to reinvest its cash flows and earnings into the operation and development of its business. Any future cash dividends to Parsley stockholders would depend on its financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors determined by the Parsley board. Covenants contained in Parsley’s debt agreements restrict, under certain circumstances, the ability of Parsley to pay dividends and make other distributions in respect of Parsley common stock.

Subject to limited exceptions, the merger agreement generally prohibits Parsley from paying dividends to its stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms; provided, that (i) Parsley may declare, set aside and pay quarterly cash dividends on shares of Parsley Class A common stock not to exceed $0.03 per share and (ii) Parsley LLC, a subsidiary of Parsley, may declare, set aside and pay quarterly cash distributions on the units of Parsley LLC in connection with the payment of such dividend.

Jagged Peak has not historically paid any cash dividends on its common stock and does not intend to do so in the foreseeable future. Jagged Peak intends to retain any earnings for the future operation and development of its business. Covenants contained in Jagged Peak’s credit facility, indentures governing Jagged Peak’s debt securities, and restrictions governing Jagged Peak’s preferred stock also impact the ability of Jagged Peak to pay dividends and make other distributions in respect of its common stock.

The merger agreement prohibits Jagged Peak (unless consented to in advance by Parsley, which consent may not be unreasonably withheld, conditioned, or delayed) and any subsidiary of Jagged Peak from paying dividends to Jagged Peak’s stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms.

For additional information on the treatment of dividends pursuant to the merger agreement, see “The Merger Agreement—Conduct of Business.”

Listing of Parsley Class A Common Stock; Delisting and Deregistration of Jagged Peak Common Stock

It is a condition to the consummation of the merger that the shares of Parsley Class A common stock issuable to Jagged Peak stockholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Jagged Peak common stock currently trade on the NYSE under the stock symbol “JAG.” When the merger is completed, Jagged Peak will cease to exist and the Jagged Peak common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights and Dissenters’ Rights

Parsley

Parsley stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of Parsley Class A common stock as contemplated by the merger agreement.

Jagged Peak

Jagged Peak stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger under Jagged Peak’s organizational documents or Delaware law.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Parsley and Jagged Peak encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Parsley and Jagged Peak described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Parsley nor Jagged Peak intends that the merger agreement will be a source of business or operational information about Parsley or Jagged Peak. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Parsley and Jagged Peak make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Parsley and Jagged Peak are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Parsley and Jagged Peak contained in this joint proxy statement/prospectus or Parsley’s or Jagged Peak’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Parsley or Jagged Peak contained in the merger agreement and described in the summary. The representations, warranties, and covenants made in the merger agreement by Parsley and Jagged Peak are qualified and subject to important limitations agreed to by Parsley and Jagged Peak in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the applicable provisions of the DGCL, (i) at the effective time, Merger Sub will merge with and into Jagged Peak, with Jagged Peak continuing its existence as the surviving company following the merger (the surviving company), and (ii) immediately following the merger, the surviving company will merge with LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parsley. Subsequent to the integrated mergers, Parsley plans to merge LLC Sub into its subsidiary Parsley LLC.

At the effective time, each share of Jagged Peak common stock issued and outstanding immediately prior to the effective time (other than shares of Jagged Peak common stock (i) held in treasury by Jagged Peak or by Parsley or Merger Sub, which shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor or (ii) owned by any direct or indirect subsidiary of Jagged Peak or Parsley (other than Merger Sub), which shall remain outstanding with appropriate adjustment to the number thereof to preserve the relative percentage interest in Jagged Peak represented by such shares) will be converted automatically into the right to receive 0.447 shares of Parsley Class A common stock, with cash paid in lieu of the issuance of fractional shares of Parsley Class A common stock, if any.

Parsley will not issue any fractional shares of Parsley Class A common stock in connection with the merger. In lieu of any fractional shares of Parsley Class A common stock to which a Jagged Peak stockholder would otherwise have been entitled, each Jagged Peak stockholder shall receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Parsley Class A common stock multiplied by (ii) the volume weighted average trading price of Parsley Class A common stock on the NYSE, as reported by Bloomberg, L.P., for the five consecutive trading days immediately prior to the closing date (the “fractional share consideration”).

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date that is three business days after the satisfaction or, to the extent permitted by applicable law, waiver in accordance with the terms of the merger agreement of the last of the conditions to closing (other than any such conditions which by their nature cannot be satisfied until the date of closing, but subject to the satisfaction or waiver of such conditions at the closing of the merger).

As soon as practicable following the closing, a certificate of merger with respect to the merger, prepared and executed in accordance with the relevant provisions of the DGCL, will be filed with the Office of the Secretary of State of the State of Delaware. The merger will become effective upon the filing and acceptance of the certificate of merger with the Office of the Secretary of State of the State of Delaware or at such other time as may be specified in the certificate of merger.

Parsley and Jagged Peak have targeted to complete the merger in the first quarter of fiscal year 2020, subject to receipt of the required Parsley stockholder approval and Jagged Peak stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the merger (described below under “—Conditions to Completion of the Merger”).

Exchange and Payment Procedures

Prior to the effective time, Parsley will designate the transfer agent of the Jagged Peak common stock or another firm reasonably acceptable to Parsley and Jagged Peak to act as the exchange agent (the “exchange agent”) in connection with the merger and to receive the merger consideration to which the Jagged Peak stockholders are entitled pursuant to the merger agreement.

On the closing date, Parsley will deposit or cause to be deposited with the exchange agent, for the benefit of the holders of eligible shares, the number of shares of Parsley Class A common stock issuable in respect of the eligible shares pursuant to the merger agreement. Parsley will also make available to the exchange agent, from time to time as needed, cash sufficient to pay any dividends and other distributions with respect to unexchanged shares and to make payments in lieu of fractional shares.

No interest shall be paid or accrue on any cash portion of the merger consideration payable upon surrender of any Jagged Peak stock certificate (or affidavits of loss in lieu thereof) or Jagged Peak book-entry shares.

Parsley, Jagged Peak, the surviving company in the merger, and the exchange agent and their respective affiliates will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the merger agreement any amounts as may be required to be deducted and withheld with respect to such payment under applicable tax laws.

If any portion of the merger consideration deposited with the exchange agent is not claimed within 180 days following the effective time, such merger consideration will be delivered to Parsley, upon demand, and any former Jagged Peak stockholders who have not theretofore received the merger consideration will thereafter look only to the surviving company for satisfaction of their claim for such amounts.

Certificates

As soon as practicable after the effective time, Parsley shall cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time, of an outstanding certificate or certificates that immediately prior to the effective time represented eligible shares, a notice advising such holders of the effectiveness of the merger and a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificates shall pass, only upon proper delivery of such certificates to the exchange agent, and which shall be in a customary form and agreed to by Parsley and Jagged Peak prior to the effective time) and instructions for use in effecting the surrender of such certificates for payment of the merger consideration pursuant to the merger agreement.

Upon surrender to the exchange agent of a certificate that immediately prior to the effective time represented eligible shares, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent, the holder of such certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parsley Class A common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parsley Class A common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Jagged Peak common stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parsley Class A common stock and any applicable dividends and other distributions pursuant to the merger agreement.

If any Jagged Peak stock certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by the surviving company, the posting of an indemnity bond in such amount as the surviving company may direct as indemnity against any claim that may be made against the surviving company with respect to such Jagged Peak stock certificate, the exchange agent shall issue in exchange for such lost, stolen or destroyed certificate the applicable merger consideration (including any cash payable in lieu of any fractional shares of Parsley Class A common stock) and any applicable dividends and other distributions pursuant to the merger agreement.

Non-DTC Book-Entry Shares

As soon as practicable after the effective time, Parsley shall cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time, of eligible shares represented by book-entry and not held through the Depository Trust Company ( the “DTC”), (A) a notice advising such holders of the effectiveness of the merger, (B) a statement reflecting the number of shares of Parsley Class A common stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parsley Class A common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of Jagged Peak common stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parsley Class A common stock and any applicable dividends and other distributions pursuant to the merger agreement.

DTC Book-Entry Shares

With respect to book-entry shares held through DTC, Parsley and Jagged Peak shall cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of eligible shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration (including cash to be paid in lieu of any fractional shares of Parsley Class A common stock in accordance with the terms of the merger agreement, if any) and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to the merger agreement.

No interest shall be paid or accrue on any cash portion of the merger consideration payable upon surrender of any Jagged Peak stock certificate (or affidavits of loss in lieu thereof) or Jagged Peak book-entry shares.

Parsley, Jagged Peak, the surviving company in the merger, and the exchange agent and their respective affiliates will be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the merger agreement any amounts or securities as may be required to be deducted and withheld with respect to such payment under applicable tax laws.

The Parsley Board Following the Merger

Pursuant to the merger agreement, the Parsley board will be expanded to 11 directors as of the effective time and will include two independent directors from the Jagged Peak board as mutually agreed upon by Parsley and Jagged Peak. The Parsley board will continue to be divided into three classes, designated as Class I, Class II, and Class III, each with staggered, three-year terms. One such Jagged Peak director will be appointed as a Class II director of the Parsley board, with a term ending at the Parsley 2022 annual meeting, and will be appointed to the Nominating, Environmental, Social and Governance Committee of the Parsley board. The second such Jagged Peak director will be appointed as a Class I director, with a term ending at the Parsley 2021 annual meeting, and will be appointed to the Reserves Committee of the Parsley board.

Representations and Warranties

Parsley and Jagged Peak have each made representations and warranties to the other. Jagged Peak’s representations and warranties relate to, among other topics, the following:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions;

•	insurance;

•	receipt of opinions of Jagged Peak’s financial advisors;

•	absence of undisclosed brokers’ fees and expenses;

•	certain regulatory matters;

•	inapplicability of state takeover statutes and anti-takeover laws; and

•	absence of other representations and warranties.

Parsley’s representations and warranties relate to, among other topics, the following, as applicable:

•	organization, good standing, and qualification to conduct business;

•	capitalization;

•	corporate authority to enter into the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	SEC reports and financial statements and internal controls and procedures;

•	absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	compliance with applicable laws and permits;

•	compensation and employee benefits;

•	employment and labor matters;

•	tax matters;

•	litigation;

•	intellectual property;

•	real property, rights-of-way, reserve reports, oil and gas leases, and oil and gas interests;

•	environmental matters;

•	material contracts;

•	derivative transactions;

•	insurance;

•	receipt of the opinion from Parsley’s financial advisor;

•	absence of undisclosed brokers’ fees and expenses;

•	ownership of shares of Jagged Peak capital stock;

•	the conduct of Merger Sub since its formation;

•	certain regulatory matters; and

•	absence of other representations and warranties.

Certain of the representations and warranties given by Parsley and Jagged Peak, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to a person means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of Parsley or Jagged Peak or its subsidiaries to consummate the merger and the other transactions contemplated by the merger agreement or (b) has, or would have, a material adverse effect on the financial condition, business or results of operation of such person and its subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) above, no effect (by itself or when taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to or related to any of the following shall be deemed to be or constitute a “material adverse effect” or be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur: (1) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally, (2) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market, (3) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), (4) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism), (5) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, (6) the announcement of the merger agreement or the pendency or consummation of the transactions contemplated thereby (other than with respect to any representation or warranty that is intended to address the consequences resulting from the execution and delivery of the merger agreement or the announcement or consummation of the transactions contemplated thereby), (7) any actions taken or failure to take action, in each case, which the other party has requested, (8) compliance with the terms of, or the taking of any action expressly permitted by, the merger agreement (except for any obligation pursuant to the merger agreement to operate in the ordinary course of business (or similar obligation)), (9) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Parsley or expressly permitted or required by, the merger agreement (except for any obligation thereunder to operate in the ordinary course of business (or similar obligation) or the public announcement of the merger agreement or the transactions contemplated thereby (provided that this clause (9) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby), (10) any litigation brought by any Jagged Peak stockholder against Jagged Peak or any Parsley stockholder against Parsley or against any of their respective subsidiaries and/or respective directors or officers relating to or arising out of the merger or the merger agreement or in connection with any of the other transactions contemplated by the merger agreement, (11) changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or interpretations thereof), or that result from any action taken for the purpose of complying with the foregoing, (12) any changes in the share price or trading volume of such person’s stock or any failure by such person to meet any analysts’ estimates or expectations of such person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such person or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect), or (13) any proceedings made or brought by any of the current or former stockholders of such person (on their own behalf or on behalf of such person) against Jagged Peak, Parsley, Merger Sub or any of their directors or officers, arising out of the merger or in connection with the other transactions contemplated by the merger agreement; provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (1) through (5), disproportionately adversely affect Parsley or Jagged Peak and their respective subsidiaries, as applicable, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry in the Permian Basin (in which case, such adverse effects (if any) shall be taken into account when determining whether a “material adverse effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

Conduct of Business

Pursuant to the merger agreement, each of Parsley and Jagged Peak has agreed to restrict the conduct of its respective business between the date of the merger agreement and the earlier of the effective time and the termination of the merger agreement.

Conduct of Business by Jagged Peak and its Subsidiaries

In general, except as previously disclosed to Parsley, expressly permitted or required by the merger agreement or applicable law or otherwise consented to in writing by Parsley (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Jagged Peak has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Parsley, expressly permitted or required by the merger agreement or applicable law or otherwise consented to in writing by Parsley (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Jagged Peak has agreed that it will not, and will not permit its subsidiaries to:

•

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Jagged Peak or its subsidiaries, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Jagged Peak to Jagged Peak or another direct or indirect wholly owned subsidiary of Jagged Peak; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Jagged Peak or any of its subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Jagged Peak or any subsidiary of Jagged Peak, except as required by the terms of any capital stock or equity interest of a subsidiary existing and disclosed to Parsley as of October 14, 2019 or in respect of any restricted stock units or performance stock units of Jagged Peak outstanding as of the date of October 14, 2019, or issued after October 14, 2019 in accordance with the terms of the merger agreement, in accordance with the terms of Jagged Peak’s equity plan and applicable award agreements;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Jagged Peak or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Jagged Peak common stock upon the vesting or lapse of any restrictions on any restricted stock units or performance stock units of Jagged Peak outstanding on October 14, 2019 as required by the terms of Jagged Peak’s equity plans and applicable award agreements as in effect on October 14, 2019; (B) issuances by a wholly owned subsidiary of Jagged Peak of such subsidiary’s capital stock or other equity interests to Jagged Peak or any other wholly owned subsidiary of Jagged Peak; and (C) shares of capital stock issued as a dividend made in accordance with the bullet above;

•

amend or propose to amend Jagged Peak’s organizational documents or amend or propose to amend the organizational documents of any of Jagged Peak’s significant subsidiaries that constitute a “significant subsidiary” of Jagged Peak within the meaning of Item 601(b)(21)(ii) of Regulation S-K (other than ministerial changes);

•

(A) merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Jagged Peak or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (y) acquisitions or licenses for which the consideration is less than $15,000,000 individually, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

•

sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a “Company Contract” (as defined in the merger agreement) in effect on October 14, 2019, (B) among Jagged Peak and its wholly owned subsidiaries or among wholly owned subsidiaries of Jagged Peak, (C) sales, leases, exchanges or dispositions for which the cash consideration is less than $15,000,000 individually or $35,000,000 in the aggregate, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of hydrocarbons in the ordinary course of business or (F) swaps of assets or property in the Permian Basin, which may include cash consideration, of up to $15,000,000 in the aggregate for all such swap transactions;

•

authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Jagged Peak or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Jagged Peak;

•

change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Jagged Peak and its subsidiaries, except as required by GAAP or applicable law;

•

except as resulting from a change in or otherwise required by law, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, or take any action which is reasonably likely to result in a material increase in the tax liability of Jagged Peak or its subsidiaries;

•

(A) grant any material increases in the compensation payable or to become payable to any of its directors, officers or key employees except as required by applicable law or pursuant to an employee benefit plan sponsored, maintained or contributed to (or required to be contributed to) by Jagged Peak or any of its subsidiaries or under or which respect to which Jagged Peak or any of its subsidiaries has any current or contingent liability or obligation, in each case existing as of October 14, 2019, (B) pay or agree to pay to any director, officer or key employee making an annualized salary of more than $300,000, whether past or present, any material pension, retirement allowance or other employee benefit not required by any such employee benefit plan existing as of October 14, 2019; (C) other than as permitted by clause (E) of this bullet, enter into any new, or materially amend any existing, material employment or severance or termination agreement with any director, officer or key employee making an annualized salary of more than $300,000; (D) establish any material employee benefit plan which was not in existence or approved by the Jagged Peak board prior to October 14, 2019, or amend any such plan or arrangement in existence on October 14, 2019 if such amendment would have the effect of materially enhancing any benefits thereunder or terminate any such employee benefit plan; or (E) terminate (other than for cause) any employee or engage any individual who provides material services in the capacity of an independent contractor or hire any employee (unless required to replace an employee whose employment has terminated as permitted herein, and unless the terms of employment for such replacement employee are comparable to those of the former employee being replaced);

•	recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

•

(A) retire, repay, defease, repurchase or redeem all or any portion of the outstanding aggregate principal amount of Jagged Peak’s 5.875% Senior Unsecured Notes due 2026; (B) incur, create or assume any indebtedness or guarantee any such indebtedness of another person; or (C) create any encumbrances on any property or assets of Jagged Peak or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of indebtedness (1) under existing credit facilities, (2) by Jagged Peak that is owed to any wholly owned subsidiary of Jagged Peak or by any subsidiary of Jagged Peak that is owed to Jagged Peak or a wholly owned subsidiary of Jagged Peak, (3) incurred or assumed in connection with any acquisition permitted by the fourth bullet above, (4) additional indebtedness in an amount not to exceed $15,000,000 or (5) the creation of any encumbrances securing any indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);

•

(A) enter into any contract that would be a Company Contract (as defined in the merger agreement) if it were in effect on October 14, 2019 or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of existing Company Contract on substantially the same terms in the ordinary course of business consistent with past practice), subject to certain exceptions, in the ordinary course of business consistent with past practice;

•

cancel, modify or waive any debts or claims held by Jagged Peak or any of its subsidiaries or waive any rights held by Jagged Peak or any of its subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

•

waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) other than (A) the settlement of such proceedings involving only the payment of money (not covered by insurance) by Jagged Peak or any of its subsidiaries of any amount exceeding $10,000,000 in the aggregate; and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; provided, that Jagged Peak shall be permitted to settle any litigation relating to the merger and the merger agreement in accordance with the terms of the merger agreement;

•

make or commit to make any capital expenditures that are, in the aggregate greater than 115% of the aggregate amount of capital expenditures scheduled to be made in Jagged Peak’s capital expenditure budget as disclosed to Parsley, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that Jagged Peak shall notify Parsley of any such emergency expenditure as soon as reasonably practicable);

•

take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the integrated mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Jagged Peak and its subsidiaries to the extent commercially reasonable in Jagged Peak’s business judgment in light of prevailing conditions in the insurance market;

•	take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied; or

•	agree to take any action that is prohibited by the foregoing.

Conduct of Business by Parsley and its Subsidiaries

In general, except as previously disclosed to Jagged Peak, expressly permitted or required by the merger agreement or applicable law or otherwise consented to in writing by Jagged Peak (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Parsley has agreed to, and to cause each of its subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets, (ii) keep available the services of its current officers and employees and (iii) preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, except as previously disclosed to Jagged Peak, expressly permitted or required by the merger agreement or applicable law or otherwise consented to in writing by Jagged Peak (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Parsley has agreed that it will not, and will not permit its subsidiaries to:

•	amend Parsley’s or its subsidiaries’ organizational documents;

•

(A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parsley or its subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned subsidiary of Parsley to Parsley or another direct or indirect wholly owned subsidiary of Parsley, (2) quarterly cash dividends by Parsley on the shares of Parsley Class A common stock not to exceed $0.03 per share, with customary record and payment dates, (3) the payment to holders of awards granted under the Parsley equity plan of dividend equivalents that correspond to such dividends specified in clause (2), and (4) quarterly cash distributions by Parsley LLC on the units of Parsley LLC in connection with the payment of such dividends specified in clause (2); (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parsley or any of its subsidiaries; and (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parsley, except (x) as required by the terms of any capital stock or equity interest of a subsidiary or in respect of any equity awards outstanding as of October 14, 2019 or issued after October 14, 2019 in accordance with the terms of the merger agreement, in accordance with the terms of the Parsley equity plan and applicable award agreements and (y) the exchange of Parsley Class A common stock for units of Parsley LLC and shares of Parsley Class B common stock in accordance with Parsley’s organizational documents and the organizational documents of Parsley LLC;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parsley or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parsley Class A common stock upon the vesting or lapse of any restrictions on any awards granted under the Parsley equity plan and outstanding on October 14, 2019 or issued in compliance with clause (C) below; (B) issuances by a wholly owned subsidiary of Parsley of such subsidiary’s capital stock or other equity interests to Parsley or any other wholly owned subsidiary of Parsley; (C) issuances of awards granted under the Parsley equity plan in the ordinary course of business consistent with past practice; and (D) issuances of Parsley Class A common stock in exchange for (i) shares of Parsley Class B common stock in accordance with Parsley organizational documents and (ii) units in Parsley LLC in accordance with the organizational documents of Parsley LLC;

•

amend or propose to amend Parsley organizational documents or amend or propose to amend the organizational documents of any subsidiary of Parsley that constitutes a “significant subsidiary” of Parsley within the meaning of Item 601(b)(21)(ii) of Regulation S-K (other than ministerial changes);

•

merge, consolidate, combine or amalgamate with any person other than between wholly owned subsidiaries of Parsley or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets or any corporation, partnership, association or other business organization or division thereof, other than (y) in one or more of such transactions involving oil and gas properties in the Permian Basin that do not involve consideration valued in excess of $75,000,000 in the aggregate, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

•

sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) sales, leases exchanges or dispositions for which the cash consideration is less than $100,000,000 individually or $250,000,000 in the aggregate, (B) the sale of hydrocarbons in the ordinary course of business, or (C) swaps of assets or property, which may include cash consideration, of up to $75,000,000 in the aggregate for all such swap transactions; provided, that substantially all of the assets received by Parsley in any such swap are located in the Permian Basin;

•

authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parsley or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Parsley;

•

change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parsley and its Subsidiaries, except as required by GAAP or applicable law;

•

except as resulting from a change in or otherwise required by law, make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax, or take any action which is reasonably likely to result in a material increase in the tax liability of Parsley or its subsidiaries;

•	(A) incur, create or assume any indebtedness or guarantee any such indebtedness of another person or (B) create any encumbrances on any property or assets of Parsley or any of its subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing shall not restrict the incurrence of indebtedness (1) under existing credit facilities, (2) by Parsley that is owed to any wholly owned subsidiary of Parsley or by any subsidiary of Parsley that is owed to Parsley or a wholly owned subsidiary of Parsley, (3) incurred or assumed in connection with any acquisition permitted by the fourth bullet above (provided that the incurrence or assumption of such indebtedness would not reasonably be expected to cause a downgrade in Parsley’s credit rating), (4) refinancing indebtedness issued or incurred to refinance any indebtedness permitted by the foregoing clauses (1), (2), or (3), or (5) the creation of any encumbrances securing any indebtedness permitted by the foregoing clauses (1), (2), (3), or (4);

•

take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the integrated mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied; or

•	agree to take any action that is prohibited by the foregoing.

Employee Matters

Pursuant to the merger agreement, each of Parsley and Jagged Peak have agreed to the following arrangements with respect to the post-closing compensation and benefits of employees of Jagged Peak or its subsidiaries who were employed by Jagged Peak or any of its subsidiaries on the date of closing and who continue to be employed by Parsley or any of its subsidiaries on the date of closing (the “Jagged Peak Employees”):

•

Each Jagged Peak Employee will receive for a period of 12 months following the closing (or, if earlier, until the termination of such Jagged Peak Employee), (a) an annual base salary or base wage rate that is no less favorable than that in effect for such Jagged Peak Employee immediately prior to October 14, 2019, (b) a target annual cash incentive opportunity no less favorable than the target annual cash incentive opportunity provided by Parsley or its subsidiaries to similarly situated employees of Parsley or its subsidiaries, and (c) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, or post-termination or retiree health or welfare benefits) that are, in the aggregate, substantially comparable to those (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based or post-termination or retiree health or welfare benefits) in effect for either (i) such Jagged Peak Employee immediately prior to October 14, 2019 through the Jagged Peak employee benefit plans or (ii) similarly situated employees of Parsley or its subsidiaries.

•

Parsley will use commercially reasonable efforts so that prior service to Jagged Peak will be recognized for purposes of vesting, eligibility and benefit accrual under the Parsley benefit plans (other than for any purposes with respect to any equity or equity-based benefits, defined benefit plans, disability benefits, retiree medical benefits or to the extent it would result in a duplication of benefits or duplicate compensation for the same period of service) in which the Jagged Peak employees participate, to the same extent and for the same purposes that such service was taken into account under a corresponding Jagged Peak employee benefit plan in effect immediately prior to the closing date. In the calendar year in which the closing date occurs, Parsley will use commercially reasonable efforts to waive pre-existing condition limitations or eligibility waiting periods under the health benefit plans provided to Jagged Peak Employees in the year in which the closing occurs, and provide credit to Jagged Peak Employees towards applicable deductibles and out-of-pocket limits for medical expenses incurred during the same calendar year prior to coverage under any new medical plan and for contributions to flexible spending accounts prior to closing, in each case to the extent permitted by the applicable insurance plan provider and only the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Jagged Peak employee benefit plan in effect immediately prior to the closing date.

•	Parsley will recognize Jagged Peak Employees’ accrued but unused vacation and paid time off as of closing.

•

Parsley will, or will cause the surviving company, Merger Sub and their respective subsidiaries to, assume and honor all of Jagged Peak’s obligations under all of its employment, severance, change in control and other agreements, if any, between Jagged Peak (or a subsidiary thereof) and an individual employed prior to the closing date by Jagged Peak or a subsidiary thereof.

•	Upon advance written request, Parsley may require Jagged Peak to terminate its 401(k) plan as of no later than the business day prior to the closing date.

Notwithstanding the foregoing, nothing in the merger agreement is intended to confer upon any individual the right to remain employed for any period of time or to restrict Parsley’s, the surviving company’s, LLC Sub’s or any of their respective affiliates’ right to (i) establish, amend or terminate any of their respective employee benefit plans or any other benefit or compensation plan, policy, program, contract, agreement or arrangement, or after the effective time, any Jagged Peak employee benefit plan or (ii) terminate any individual’s employment at any time and for any reason, and nothing in the merger agreement is intended to or should be deemed to amend the terms of or to establish or terminate any employee benefit plan or arrangement of Parsley or Jagged Peak.

No Solicitation; Changes in Recommendation

No Solicitation by Parsley

Parsley has agreed that, from and after October 14, 2019, Parsley and its officers and directors will, and will cause Parsley’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Parsley and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Parsley competing proposal” (as defined below).

Parsley has also agreed that, from and after October 14, 2019, Parsley and its officers and directors will not, and will cause Parsley’s subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other representatives of Parsley and its subsidiaries not to, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parsley competing proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Parsley competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parsley competing proposal;

•

furnish any non-public information regarding Parsley or its subsidiaries, or access to the properties, assets or employees of Parsley or its subsidiaries, to any person in connection with or in response to any Parsley competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parsley competing proposal;

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Parsley competing proposal; or

•	submit any Parsley competing proposal to the vote of the stockholders of Parsley.

Notwithstanding the foregoing, Parsley or any of its representatives may, in response to an inquiry or proposal from a third party, inform a third party or its representatives of the restrictions described in this section “ —No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information).

From and after October 14, 2019, Parsley shall promptly (and in any event within the shorter of one business day and 48 hours) notify Jagged Peak of the receipt by Parsley (either directly or indirectly) of any Parsley competing proposal or any expression of interest, inquiry, proposal or offer with respect to a Parsley competing proposal made on or after October 14, 2019 or any request for non-public information or data relating to Parsley or any of its subsidiaries made by any person in connection with a Parsley competing proposal or any request for discussions or negotiations with Parsley or a representative of Parsley relating to a Parsley competing proposal (including the identity of such person), and Parsley shall provide to Jagged Peak promptly (and in any event within the shorter of one business day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parsley competing proposal made in writing provided to Parsley or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Parsley competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parsley shall keep Jagged Peak reasonably informed, on a prompt basis (and in any event within the shorter of one business day and 48 hours), of any material development regarding the status or terms of any such Parsley competing proposal (including any amendments thereto) or material requests and shall provide to Jagged Peak as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one business day and 48 hours) copies of all material written correspondence and other written materials provided to Parsley or its representatives from any person.

No Solicitation by Jagged Peak

Jagged Peak has agreed that, from and after October 14, 2019, Jagged Peak and its officers and directors will, and will cause Jagged Peak’s subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other representatives of Jagged Peak and its subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a “Jagged Peak competing proposal” (as defined below). Within one business day of October 14, 2019, Jagged Peak was required to deliver a written notice to each person that received non-public information regarding Jagged Peak within the six months prior to October 14, 2019 pursuant to a confidentiality agreement with Jagged Peak for the purposes of evaluating any transaction that could be a Jagged Peak competing proposal and for whom no similar notice had been delivered prior to October 14, 2019 requesting the prompt return or destruction of all confidential information concerning Jagged Peak and any of its subsidiaries furnished to such person prior to October 14, 2019. Jagged Peak was also required to immediately terminate any physical and electronic data access relating to any such potential Jagged Peak competing proposal previously granted to such persons.

Jagged Peak has also agreed that, from and after October 14, 2019, Jagged Peak and its officers and directors will not, and will cause Jagged Peak’s subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other representatives of Jagged Peak and its subsidiaries not to, directly or indirectly:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Jagged Peak competing proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Jagged Peak competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Jagged Peak competing proposal;

•

furnish any non-public information regarding Jagged Peak or its subsidiaries, or access to the properties, assets or employees of Jagged Peak or its subsidiaries, to any person in connection with or in response to any Jagged Peak competing proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Jagged Peak competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a Jagged Peak competing proposal (other than certain confidentiality agreements, as described below under the section entitled “ —No Solicitation; Changes in Recommendation—Jagged Peak: No Solicitation Exceptions”); or

•	submit any Jagged Peak competing proposal to the approval of the stockholders of Jagged Peak.

Notwithstanding the foregoing, Jagged Peak or any of its representatives may, in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a “Jagged Peak superior proposal” (as defined below) and inform a third party or its representatives of the restrictions described in this section “ —No Solicitation; Changes in Recommendation” (without conveying, requesting or attempting to gather any other information except as specifically permitted by the merger agreement).

From and after October 14, 2019, Jagged Peak shall promptly (and in any event within the shorter of one business day and 48 hours) notify Parsley of the receipt by Jagged Peak (either directly or indirectly) of any Jagged Peak competing proposal or any expression of interest, inquiry, proposal or offer with respect to a Jagged Peak competing proposal made on or after October 14, 2019 or any request for information or data relating to Jagged Peak or any of its subsidiaries made by any person in connection with a Jagged Peak competing proposal or any request for discussions or negotiations with Jagged Peak or a representative of Jagged Peak relating to a Jagged Peak competing proposal (including the identity of such person), and Jagged Peak shall provide to Parsley promptly (and in any event within the shorter of one business day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Jagged Peak competing proposal made in writing provided to Jagged Peak or any of its subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Jagged Peak competing proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Jagged Peak shall keep Parsley reasonably informed, on a prompt basis (and in any event within the shorter of one business day and 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one business day and 48 hours) apprise Parsley of the status of any such discussions and negotiations and shall provide to Parsley as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one business day and 48 hours) copies of all material written correspondence and other written materials provided to Jagged Peak or its representatives from any person. Without limiting the foregoing, Jagged Peak must notify Parsley if Jagged Peak determines to begin providing information or to engage in discussions or negotiations concerning a Jagged Peak competing proposal, prior to providing any such information or engaging in any such discussions or negotiations.

Jagged Peak: No Solicitation Exceptions

Prior to, but not after, the time the Jagged Peak merger proposal has been approved by the Jagged Peak stockholders, Jagged Peak and its representatives may engage in the first, second and third bullets in the second paragraph of the section directly above with any person if Jagged Peak receives a bona fide written Jagged Peak competing proposal from such person and such Jagged Peak competing proposal did not arise from a breach of the obligations described in “ —No Solicitation; Changes in Recommendation—No Solicitation by Jagged Peak”; provided, however, that:

•

no information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “ —No Solicitation; Changes in Recommendation—No Solicitation by Jagged Peak” may be furnished until Jagged Peak receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to Jagged Peak in the aggregate than the terms of the Confidentiality Agreement dated September 3, 2019 between Parsley and Jagged Peak and that such confidentiality agreement does not contain provisions that prohibit Jagged Peak from complying with the obligations described in the section entitled “ —No Solicitation; Changes in Recommendation—No Solicitation by Jagged Peak”;

•

any such non-public information has previously been made available to, or is made available to, Parsley prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one business day and 48 hours) after) the time such information is made available to such person;

•

prior to taking any such actions, the Jagged Peak board or any committee thereof determines in good faith, after consultation with Jagged Peak’s financial advisors and outside legal counsel, that such Jagged Peak competing proposal is, or would reasonably be expected to lead to, a Jagged Peak superior proposal; and

•

prior to taking any such actions, the Jagged Peak board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law.

Parsley: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Parsley and its officers and directors shall not, shall cause its subsidiaries and their respective officers and directors not to, and shall use their reasonable best efforts to cause the other representatives of Parsley and its subsidiaries not to, directly or indirectly:

•	withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Jagged Peak, the Parsley board recommendation;

•	fail to include the Parsley board recommendation in this joint proxy statement/prospectus;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parsley competing proposal;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Parsley competing proposal (which we refer to as a “Parsley alternative acquisition agreement”);

•

in the case of a Parsley competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parsley Class A common stock (other than by Jagged Peak or an affiliate of Jagged Peak), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Parsley special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Parsley special meeting) or (ii) ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if a Parsley competing proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Parsley board recommendation on or prior to the earlier of (i) five business days after Jagged Peak so requests in writing or (ii) three business days prior to the date of the Parsley special meeting (or promptly after announcement or disclosure of such Parsley competing proposal if announced or disclosed on or after the third business day prior to the date of the Parsley special meeting); or

•	cause or permit Parsley to enter into a Parsley alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as a “Parsley recommendation change.”

Jagged Peak: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Jagged Peak and its officers and directors shall not, shall cause its subsidiaries and their respective officers and directors not to, and shall use their reasonable best efforts to cause the other representatives of Jagged Peak and its subsidiaries not to, directly or indirectly:

•

withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parsley and Merger Sub, the Jagged Peak board recommendation;

•	fail to include the Jagged Peak board recommendation in this joint proxy statement/prospectus;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Jagged Peak competing proposal;

•

publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than certain confidentiality agreements, as described above under the section entitled “ —No Solicitation; Changes in Recommendation—Jagged Peak: No Solicitation Exceptions”) relating to a Jagged Peak competing proposal (which we refer to as a “Jagged Peak alternative acquisition agreement”);

•

in the case of a Jagged Peak competing proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Jagged Peak common stock (other than by Parsley or an affiliate of Parsley), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (i) three business days prior to the date of the Jagged Peak special meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third business day prior to the date of the Jagged Peak special meeting) or (ii) ten business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•

if a Jagged Peak competing proposal shall have been publicly announced or disclosed) other than pursuant to the foregoing bullet), fail to publicly reaffirm the Jagged Peak board recommendation on or prior to the earlier of (i) five business days after Parsley so requests in writing or (ii) three business days prior to the date of the Jagged Peak special meeting (or promptly after announcement or disclosure of such Jagged Peak competing proposal if announced or disclosed on or after the third business day prior to the date of the Jagged Peak special meeting); or

•	cause or permit Jagged Peak to enter into a Jagged Peak alternative acquisition agreement.

We refer to the taking of any of the actions described in the bullets above as a “Jagged Peak recommendation change.”

Parsley: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the share issuance proposal has been approved by the Parsley stockholders, in response to a Parsley intervening event (as defined below) that occurs or arises after October 14, 2019 and that did not arise from or in connection with a breach of the merger agreement by Parsley, Parsley may, if the Parsley board or a committee thereof so chooses, effect a Parsley recommendation change if prior to taking such action:

•	the Parsley board or a committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that a Parsley intervening event has occurred;

•

the Parsley board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Parsley recommendation change in response to such Parsley intervening event would be inconsistent with the fiduciary duties owed by the Parsley board to the stockholders of Parsley under applicable law;

•

Parsley provides Jagged Peak written notice of such proposed action and the basis therefore four business days in advance, which notice shall set forth in writing that the Parsley board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parsley intervening event;

•

after giving such notice and prior to effecting such Parsley recommendation change, Parsley negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Jagged Peak (to the extent Jagged Peak wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Parsley board not to effect a Parsley recommendation change in response thereto; and

•

at the end of the four business day period, prior to taking action to effect a Parsley recommendation change, the Parsley board or a committee thereof takes into account any adjustments or revisions to the terms of the merger agreement proposed by Jagged Peak in writing and any other information offered by Jagged Peak in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Parsley recommendation change in response to such Parsley intervening event would be inconsistent with the fiduciary duties owed by the Parsley board to the stockholders of Parsley under applicable law, provided that in the event of any material changes regarding any Parsley intervening event, Parsley shall be required to deliver a new written notice to Jagged Peak and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets shall be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four business day notice period.

A “Parsley intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parsley that occurs or arises after October 14, 2019 that was not known to or reasonably foreseeable by the Parsley board as of October 14, 2019 (or if known, the magnitude or material consequences of which were not known by the Parsley board as of October 14, 2019).

Jagged Peak: Permitted Changes of Recommendation in Connection with a Jagged Peak Superior Proposal

Prior to, but not after, the time the Jagged Peak merger proposal has been approved by the Jagged Peak stockholders, in response to a bona fide written Jagged Peak competing proposal that did not result from a breach of the obligations described above and in the section entitled “ —No Solicitation; Changes in Recommendation—No Solicitation by Jagged Peak,” if the Jagged Peak board or any committee thereof so chooses, the Jagged Peak board or any committee thereof may effect a Jagged Peak recommendation change if:

•

the Jagged Peak board or a committee thereof determines in good faith, after consultation with Jagged Peak’s financial advisors and outside legal counsel, that such Jagged Peak competing proposal is a Jagged Peak superior proposal;

•

the Jagged Peak board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Jagged Peak recommendation change in response to such Jagged Peak superior proposal would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law;

•

Jagged Peak provides Parsley written notice of such proposed action and the basis therefore four business days in advance, which notice shall set forth in writing that the Jagged Peak board or a committee thereof intends to consider whether to take such action and include a copy of the available proposed Jagged Peak competing proposal and any applicable transaction and financing documents;

•

after giving such notice and prior to effecting such Jagged Peak recommendation change, Jagged Peak negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parsley (to the extent Parsley wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Jagged Peak board or a committee thereof not to effect a Jagged Peak recommendation change in response thereto; and

•

at the end of the four business day period, prior to taking action to effect a Jagged Peak recommendation change, the Jagged Peak board or a committee thereof takes into account any adjustments or revisions to the terms of the merger agreement proposed by Parsley in writing and any other information offered by Parsley in response to the notice, and determines in good faith (i) after consultation with Jagged Peak’s financial advisors and outside legal counsel, that the Jagged Peak competing proposal remains a Jagged Peak superior proposal and (ii) after consultation with its outside legal counsel, that the failure to effect a Jagged Peak recommendation change in response to such Jagged Peak superior proposal would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law, provided that in the event of any material amendment or material modification to any Jagged Peak superior proposal (it being understood that any amendment or modification to the economic terms of any such Jagged Peak superior proposal shall be deemed material), Jagged Peak shall be required to deliver a new written notice to Parsley and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets shall be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four business day notice period.

Jagged Peak: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Jagged Peak merger proposal has been approved by the Jagged Peak stockholders, in response to a Jagged Peak intervening event (as defined below) that occurs or arises after October 14, 2019 and that did not arise from or in connection with a breach of the merger agreement by Jagged Peak, Jagged Peak may, if the Jagged Peak board or a committee thereof so chooses, effect a Jagged Peak recommendation change if prior to taking such action:

•

the Jagged Peak board or a committee thereof determines in good faith, after consultation with Jagged Peak’s financial advisors and outside legal counsel, that a Jagged Peak intervening event has occurred;

•

the Jagged Peak board or a committee thereof determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Jagged Peak recommendation change in response to such Jagged Peak intervening event would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law;

•

Jagged Peak provides Parsley written notice of such proposed action and the basis therefore four business days in advance, which notice shall set forth in writing that the Jagged Peak board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Jagged Peak intervening event;

•

after giving such notice and prior to effecting such Jagged Peak recommendation change, Jagged Peak negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parsley (to the extent Parsley wishes to negotiate) to make such adjustments or revisions to the terms of the merger agreement as would permit the Jagged Peak board not to effect a Jagged Peak recommendation change in response thereto; and

•

at the end of the four business day period, prior to taking action to effect a Jagged Peak recommendation change, the Jagged Peak board or a committee thereof takes into account any adjustments or revisions to the terms of the merger agreement proposed by Parsley in writing and any other information offered by Parsley in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Jagged Peak recommendation change in response to such Jagged Peak intervening event would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law, provided that in the event of any material changes regarding any Jagged Peak intervening event, Jagged Peak shall be required to deliver a new written notice to Parsley and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets shall be reduced to two business days; provided, further, that any such new written notice shall in no event shorten the original four business day notice period.

A “Jagged Peak intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Jagged Peak that occurs or arises after October 14, 2019 that was not known to or reasonably foreseeable by the Jagged Peak board as of October 14, 2019 (or if known, the magnitude or material consequences of which were not known by the Jagged Peak board as of October 14, 2019); provided, however, that in no event shall the receipt, existence or terms of a Jagged Peak competing proposal or any matter relating thereto or of consequence thereof constitute a Jagged Peak intervening event.

Jagged Peak: Confidentiality and Standstill Agreements

From October 14, 2019 and continuing until the earlier of the effective time and the termination of the merger agreement, Jagged Peak has agreed not to (and it will cause its subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the Jagged Peak merger proposal has been approved by the Jagged Peak stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Jagged Peak board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law, Jagged Peak may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Jagged Peak competing proposal, on a confidential basis, to the Jagged Peak board or a committee thereof and communicate such waiver to the applicable third party. Jagged Peak must advise Parsley at least two business days prior to taking such action. Jagged Peak has represented and warranted to Parsley that it has not taken any action that (i) would be prohibited by this paragraph or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Jagged Peak board to the stockholders of Jagged Peak under applicable law, would have been prohibited by this paragraph during the 30 days prior to October 14, 2019.

Certain Permitted Disclosure

Parsley, directly or indirectly through its representatives, and the Jagged Peak board or any committee thereof may, after consultation with their respective outside legal counsels, make such disclosures as the Parsley board or the Jagged Peak board or any committee thereof, as applicable, determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in this joint proxy statement/prospectus by applicable U.S. federal securities laws. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Parsley board or the Jagged Peak board, as applicable, such disclosure shall be deemed a Parsley recommendation change or a Jagged Peak recommendation change, as applicable, and the non-disclosing party shall have the right to terminate the merger agreement as set forth below in the section entitled “ —Termination of the Merger Agreement.”

Definitions of Competing Proposals

A “Parsley competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Parsley or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 20% or more of Parsley’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•	any acquisition of beneficial ownership by any person or group of 20% or more of the outstanding shares of Parsley Class A common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding shares of Parsley Class A common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parsley which is structured to permit any person or group to acquire beneficial ownership of at least 20% of Parsley’s and its subsidiaries’ assets or equity interests.

A “Jagged Peak competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parsley or any of its subsidiaries) involving directly or indirectly:

•

any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Jagged Peak or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 20% or more of Jagged Peak’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any acquisition of beneficial ownership by any person or group of 20% or more of the outstanding shares of Jagged Peak common stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding shares of Jagged Peak common stock or any other securities entitled to vote on the election of directors; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Jagged Peak which is structured to permit any person or group to acquire beneficial ownership of at least 20% of Jagged Peak’s and its subsidiaries’ assets or equity interests.

Definitions of Jagged Peak Superior Proposal

A “Jagged Peak superior proposal” means a bona fide written proposal that is not solicited after October 14, 2019 and is made after October 14, 2019 by any person or group (other than Parsley or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of Jagged Peak or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Jagged Peak’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 50% of the outstanding shares of Jagged Peak common stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Jagged Peak board, after consultation with Jagged Peak’s financial advisors:

•

if consummated, would result in a transaction more favorable to Jagged Peak’s stockholders from a financial point of view than the merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Parsley in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Jagged Peak board; and

•	for which, if applicable, financing is fully committed or determined in good faith to be available by the Jagged Peak board.

Efforts to Close the Merger

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the merger and the other transactions contemplated by the merger agreement and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other apprised of the status of matters relating to the consummation of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other party with copies of notices or other communications received from any third party or any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement.

HSR and Other Regulatory Approvals

Except for the filings and notifications made pursuant to antitrust laws (as defined below), promptly after October 14, 2019, the parties have agreed to prepare and file with the appropriate governmental entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the merger and the other transactions contemplated by the merger agreement and to diligently and expeditiously prosecute, and cooperate fully with each other in the prosecution of, such matters. However, in no event will either Parsley or Jagged Peak or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the merger agreement, other than filing, recordation or similar fees. Parsley and Jagged Peak will have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parsley or Jagged Peak, as applicable, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement (including this joint proxy statement/prospectus). Jagged Peak and its subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the merger and the other transactions contemplated by the merger agreement without the prior written consent of Parsley (which consent, subject to certain commitments relating to antitrust laws, may be withheld in Parsley’s sole discretion).

As promptly as reasonably practicable after October 14, 2019, but in no event later than 15 business days after October 14, 2019, each of the parties will make any filings required under the HSR Act. Each of Parsley and Jagged Peak will cooperate fully with each other and will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable antitrust laws. Unless otherwise agreed, Parsley and Jagged Peak shall each use reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act (including requesting early termination of the HSR Act waiting period). Parsley and Jagged Peak will each use its reasonable best efforts to promptly make an appropriate response to any request for information from any governmental entity (including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (referred to as “antitrust authority”)) charged with enforcing, applying, administering or investigating the HSR Act or any other law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (which we refer to collectively as “antitrust laws”). Parsley and Jagged Peak have agreed to keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from, any antitrust authority.

Parsley has agreed to take any and all action necessary, including, but not limited to, (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Parsley or Jagged Peak or their respective subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of Parsley or Jagged Peak or their respective subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Parsley or Jagged Peak or their respective subsidiaries; or (v) effectuating any other change or restructuring of Parsley or Jagged Peak or their respective subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any governmental antitrust authority in connection with any of the foregoing and in the case of actions by or with respect to Jagged Peak or its subsidiaries or its or their businesses or assets, provided that any such action may (at the discretion of Jagged Peak) be conditioned on consummation of the merger) (we refer to each of the foregoing as a “divestiture action”) to ensure that no governmental entity enters any order, decision, judgment, decree, ruling or injunction (preliminary or permanent), or establishes any law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the merger, or to ensure that no governmental antitrust authority with the authority to clear, authorize or otherwise approve the consummation of the merger fails to do so by May 14, 2020. However, none of Parsley or any of its subsidiaries is required to take or agree to take any divestiture action or other action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect.

In the event that any action is threatened or instituted challenging the merger as violative of any antitrust law, Parsley will take such action, including any divestiture action except as would not have a material adverse effect on Parsley, as may be necessary to avoid, resist or resolve such action.

Parsley will be entitled to direct any proceedings with any antitrust authority. However, Parsley has agreed to afford Jagged Peak reasonable opportunity to participate in any such proceedings.

Parsley and Merger Sub have each agreed not to take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust law.

On November 1, 2019, Parsley and Jagged Peak each filed a premerger notification and report form under the HSR Act. The waiting period with respect to the notification and report forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on December 2, 2019, unless otherwise extended or terminated early.

Efforts to Hold the Parsley and Jagged Peak Special Meetings

Parsley Special Meeting

Parsley has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Parsley to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the share issuance proposal by Parsley stockholders, to be held as promptly as reasonably practicable after the clearance of this joint proxy statement/prospectus by the SEC and the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted in the merger agreement, the Parsley board must recommend that the stockholders of Parsley vote in favor of the share issuance proposal at the Parsley special meeting and the Parsley board must solicit from Parsley stockholders proxies in favor of the share issuance proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Parsley board.

Parsley (i) will be required to adjourn or postpone the Parsley special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Parsley stockholders or if, as of the time the Parsley special meeting is scheduled, there are insufficient shares of Parsley common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Parsley special meeting, and (ii) may adjourn or postpone the Parsley special meeting if, as of the time for which the Parsley special meeting is scheduled, there are insufficient shares of Parsley common stock represented (either in person or by proxy) to obtain the approval of the share issuance proposal. However, the Parsley special meeting will not be adjourned or postponed to a date that is more than 15 business days after the date for which the Parsley special meeting was previously scheduled (though the Parsley special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after three business days prior to May 14, 2020.

Parsley will promptly provide all voting tabulation reports relating to the Parsley special meeting and will otherwise keep Jagged Peak reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parsley’s stockholders with respect thereto. Unless there has been a Parsley recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parsley’s stockholders or any other person to prevent the approval of the share issuance proposal by Parsley stockholders.

Once Parsley has established a record date for the Parsley special meeting, Parsley may not change such record date or establish a different record date for the Parsley special meeting without the prior written consent of Jagged Peak (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted pursuant to the merger agreement. Parsley has agreed that its obligations to call, give notice of, convene and hold the Parsley special meeting will not be affected by the making of a Parsley recommendation change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Parsley of any Parsley competing proposal or other proposal or the occurrence or disclosure of any Parsley intervening event.

Jagged Peak Special Meeting

Jagged Peak has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Jagged Peak to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Jagged Peak merger proposal by Jagged Peak stockholders, to be held as promptly as reasonably practicable after the clearance of this joint proxy statement/prospectus by the SEC and the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted in the merger agreement, the Jagged Peak board must recommend that the stockholders of Jagged Peak vote in favor of the Jagged Peak merger proposal and the Jagged Peak board must solicit from Jagged Peak stockholders proxies in favor of the Jagged Peak merger proposal, and this joint proxy statement/prospectus is required to include such recommendation of the Jagged Peak board.

Jagged Peak (i) will be required to adjourn or postpone the Jagged Peak special meeting to the extent necessary to ensure that any legally required supplement or amendment to this joint proxy statement/prospectus is provided to the Jagged Peak stockholders or if, as of the time the Jagged Peak special meeting is scheduled, there are insufficient shares of Jagged Peak common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Jagged Peak special meeting, and (ii) may adjourn or postpone the Jagged Peak special meeting if, as of the time for which the Jagged Peak special meeting is scheduled, there are insufficient shares of Jagged Peak common stock represented (either in person or by proxy) to obtain the approval of the Jagged Peak merger proposal. Notwithstanding the foregoing, the Jagged Peak special meeting will not be adjourned or postponed to a date that is more than 15 business days after the date for which the Jagged Peak special meeting was previously scheduled (though the Jagged Peak special meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist) or to a date on or after three business days prior to May 14, 2020.

Jagged Peak will promptly provide all voting tabulation reports relating to the Jagged Peak special meeting and will otherwise keep Parsley reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Jagged Peak’s stockholders with respect thereto. Unless there has been a Jagged Peak recommendation change, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Jagged Peak’s stockholders or any other person to prevent the approval of the Jagged Peak merger proposal by Jagged Peak’s stockholders.

Once Jagged Peak has established a record date for the Jagged Peak special meeting, Jagged Peak may not change such record date or establish a different record date for the Jagged Peak special meeting without the prior written consent of Parsley (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted pursuant to the merger agreement. Without the prior written consent of Parsley or as required by applicable law, Jagged Peak may not call any meeting of the Jagged Peak stockholders other than the Jagged Peak special meeting. Jagged Peak has agreed that its obligations to call, give notice of, convene and hold the Jagged Peak special meeting will not be affected by the making of a Jagged Peak recommendation change and such obligations will not be affected by the commencement, announcement, disclosure or communication to Jagged Peak of any Jagged Peak competing proposal or other proposal (including a Jagged Peak superior proposal) or the occurrence or disclosure of any Jagged Peak intervening event.

Timing of Special Meetings

Parsley and Jagged Peak are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Parsley special meeting and the Jagged Peak special meeting on the same days and at approximately the same time.

Indemnification and Insurance

Parsley and Jagged Peak as the surviving company following the merger have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the merger agreement or who becomes, prior to the effective time, an officer, director or employee of Jagged Peak or any of its subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak, in each case, when acting in such capacity (whom we refer to as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer, director or employee of Jagged Peak or any of its subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak or is or was serving at the request of Jagged Peak or any of its subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at, or after the effective time and whether asserted or claimed prior to, at or after the effective time (which liabilities we refer to as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Parsley and the surviving company will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such proceeding to each indemnified person to the fullest extent permitted under applicable law).

Parsley and the surviving company will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving company or its subsidiaries in any manner that would affect (or manage the surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Parsley and the surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Jagged Peak or any of its subsidiaries and any of its officers, directors or employees existing immediately prior to the effective time.

Parsley and the surviving company will cause to be put in place, and Parsley will fully prepay immediately prior to the effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time (which we refer to as the “tail period”) from an insurance carrier with the same or better credit rating as Jagged Peak’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Jagged Peak’s existing policies, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the effective time.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Parsley and Jagged Peak in the preparation of this joint proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the effective time or termination of the merger agreement, as applicable;

•	cooperation between Parsley and Jagged Peak in connection with public announcements;

•

taking all reasonable steps within each party’s control to exempt (or ensure the continued exemption of) the merger and the other transactions contemplated by the merger agreement from the takeover laws of any state that purport to apply to the merger agreement or the transactions contemplated thereby;

•	certain employee matters;

•	cooperation regarding the amendment or novation of Jagged Peak’s derivative contracts;

•	requirements of Section 16(a) of the Exchange Act;

•	cooperation between Parsley and Jagged Peak in the defense or settlement of any stockholder litigation relating to the merger;

•

delisting of shares of Jagged Peak common stock on the NYSE and listing of the shares of Parsley Class A common stock to be issued in connection with the merger on the NYSE prior to the effective time;

•	cooperation in respect of the prepayment of Jagged Peak’s credit facility; and

•	cooperation to obtain the tax opinions regarding the treatment of the integrated mergers, taken together, as a reorganization within the meaning of Section 368(a) of the Code.

Conditions to Completion of the Merger

The obligations of Parsley and Jagged Peak to consummate the merger are subject to the satisfaction (or waiver by all parties, to the extent permissible under applicable laws) of the following mutual conditions:

•	approval of the share issuance proposal by the Parsley stockholders and approval of the Jagged Peak merger proposal by the Jagged Peak stockholders shall have been obtained;

•

any waiting period or clearance applicable to the merger and the other transactions contemplated by the merger agreement under the HSR Act and any other applicable antitrust laws shall have been terminated, expired or been obtained;

•

no governmental entity (including any antitrust authority) having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and no law shall have been adopted that makes consummation of the merger illegal or otherwise prohibited;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, filed by Parsley in connection with the issuance of shares of Parsley Class A common stock in the merger shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; and

•	the shares of Parsley Class A common stock issuable in the merger shall have been authorized for listing on the NYSE, upon official notice of issuance.

The obligation of Jagged Peak to effect the merger is also subject to the satisfaction, or waiver by Jagged Peak, of the following additional conditions:

•

the accuracy of the representations and warranties of Parsley set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Jagged Peak’s receipt of an officer’s certificate from Parsley to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Parsley and Merger Sub prior to the effective time, and Jagged Peak’s receipt of an officer’s certificate from Parsley to that effect; and

•

receipt of an opinion from Vinson & Elkins, counsel to Jagged Peak, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of Parsley to effect the merger is also subject to the satisfaction, or waiver by Parsley, of the following additional conditions:

•

the accuracy of the representations and warranties of Jagged Peak set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Parsley’s receipt of an officer’s certificate from Jagged Peak to that effect;

•

performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the merger agreement by Jagged Peak prior to the effective time, and Parsley’s receipt of an officer’s certificate from Jagged Peak to that effect; and

•	receipt of an opinion from Kirkland, counsel to Parsley, to the effect that the integrated mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

As further discussed under the section entitled “Risk Factors,” neither Parsley nor Jagged Peak can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement

Parsley and Jagged Peak may mutually agree in writing to terminate the merger agreement before consummating the merger, even after approval of the share issuance proposal by the Parsley stockholders and the merger by the Jagged Peak stockholders has been obtained.

In addition, either Parsley or Jagged Peak may terminate the merger agreement if:

•

any governmental entity (including any antitrust authority) having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any law that permanently makes consummation of the merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the merger agreement has been the cause of or resulted in the action or event described in this bullet occurring;

•

the consummation of the merger has not occurred on or before the outside date (i.e., May 14, 2020); provided that the right to terminate the merger agreement under this bullet shall not be available to any party whose failure to fulfill any material covenant or agreement pursuant to the merger agreement has been the primary cause of or resulted in the failure of the merger to occur on or before such date;

•

the other party has breached any representation, warranty, covenant or other agreement contained in the merger agreement, which would give rise to the failure of certain conditions to the merger and such breach is not curable prior to the outside date or, if curable prior to the outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) three business days prior to the outside date (a “terminable breach”); provided, however, that the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

•

the approval of the Jagged Peak merger proposal by the Jagged Peak stockholders shall not have been obtained upon a vote at a duly held Jagged Peak special meeting, or at any adjournment or postponement thereof; or the approval of the Parsley share issuance proposal by the Parsley stockholders shall not have been obtained upon a vote at a duly held Parsley special meeting, or at any adjournment or postponement thereof.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Parsley, prior to, but not after, the time the Jagged Peak stockholders approve the Jagged Peak merger proposal, if the Jagged Peak board or a committee thereof has effected a Jagged Peak recommendation change (whether or not such Jagged Peak recommendation change is permitted by the merger agreement); or

•

by Jagged Peak, prior to, but not after, the time the Parsley stockholders approve the share issuance proposal, if the Parsley board or a committee thereof has effected a Parsley recommendation change (whether or not such Parsley recommendation change is permitted by the merger agreement).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Termination Fees Payable by Parsley

The merger agreement requires Parsley to pay Jagged Peak a termination fee of $189,035,000 if:

•

(i) (A) either party terminates the merger agreement because the Parsley stockholder approval is not obtained and on or before the date of any such termination a Parsley competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Parsley special meeting or (B) Parsley terminates the merger agreement following the outside date at a time when Jagged Peak would be permitted to terminate the merger agreement due to a terminable breach by Parsley or Jagged Peak terminates the merger agreement due to a terminable breach by Parsley and on or before the date of any such termination a Parsley competing proposal shall have been announced, disclosed or otherwise communicated to the

Parsley board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Parsley enters into a definitive agreement with respect to a Parsley competing proposal (or publicly approves or recommends to the Parsley stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Parsley competing proposal) or consummates a Parsley competing proposal; or

Jagged Peak terminates the merger agreement following a Parsley recommendation change as described above in the section entitled “ —Termination of the Merger Agreement.”

In no event shall Parsley be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Jagged Peak

The merger agreement requires Jagged Peak to pay Parsley a termination fee of $57,435,000 if:

•

(i) (A) either party terminates the merger agreement because the Jagged Peak stockholder approval is not obtained and on or before the date of any such termination a Jagged Peak competing proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven business days prior to the Jagged Peak special meeting or (B) Jagged Peak terminates the merger agreement following the outside date at a time when Parsley would be permitted to terminate the merger agreement due to a terminable breach by Jagged Peak or Parsley terminates the merger agreement due to a terminable breach by Jagged Peak on or before the date of any such termination a Jagged Peak competing proposal shall have been announced, disclosed or otherwise communicated to the Jagged Peak board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Jagged Peak enters into a definitive agreement with respect to a Jagged Peak competing proposal (or publicly approves or recommends to the Jagged Peak stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a Jagged Peak competing proposal) or consummates a Jagged Peak competing proposal; or

•	Parsley terminates the merger agreement following a Jagged Peak recommendation change as described above in the section entitled “ —Termination of the Merger Agreement.”

In no event shall Jagged Peak be required to pay the termination fee on more than one occasion.

Expenses

In addition, unless otherwise entitled to a termination fee, (i) Parsley may be obligated to pay Jagged Peak $54,010,000 for costs and expenses incurred in connection with the negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the merger, following a termination by either party as a result of the failure to obtain the Parsley stockholder approval and (ii) Jagged Peak may be obligated to pay Parsley $16,410,000 for costs and expenses incurred in connection with the negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the merger, following a termination by Parsley as a result of the failure to obtain the Jagged Peak stockholder approval.

In no event will either party be required to pay an expense reimbursement fee on more than one occasion. If either party pays a termination fee, then such party will not be required to also pay an expense reimbursement fee.

Amendments and Waivers

Subject to applicable law, any provision of the merger agreement may be amended or waived by written agreement of each of the parties.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, prior to the termination of the merger agreement, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On October 14, 2019, Parsley, Merger Sub and Jagged Peak entered into a definitive merger agreement pursuant to which Parsley will acquire Jagged Peak in an all-stock transaction valued at approximately $1.6 billion, inclusive of Jagged Peak’s net debt. On the terms and subject to the conditions contained in the merger agreement and upon the completion of the merger contemplated by the merger agreement, holders of eligible shares of Jagged Peak common stock will receive 0.447 shares of Parsley Class A common stock in exchange for each share of Jagged Peak common stock held.

The following unaudited pro forma condensed combined financial information (the “pro forma financial statements”) give effect to the proposed merger, which will be accounted for using the acquisition method of accounting with Parsley identified as the acquirer. Under the acquisition method of accounting, Parsley will record assets acquired and liabilities assumed from Jagged Peak at their respective acquisition date fair values at the effective time of the merger.

The following pro forma financial statements are derived from the historical consolidated financial statements of Parsley and Jagged Peak, adjusted to reflect the proposed merger and related transactions. Certain of Jagged Peak’s historical amounts have been reclassified to conform to Parsley’s financial statement presentation. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) as of June 30, 2019 gives effect to the merger as if it had been completed on June 30, 2019. The unaudited pro forma condensed combined statement of operations (the “pro forma statement of operations”) for the year ended December 31, 2018 and the six months ended June 30, 2019 give effect to the merger and related transactions as if they had been completed on January 1, 2018.

The pro forma financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Parsley believes are reasonable:

•

the merger, which will be accounted for using the acquisition method of accounting, with Parsley identified as the acquirer, and the issuance of shares of Parsley Class A common stock as merger consideration;

•

the conversion of Jagged Peak restricted stock units into awards of Parsley restricted stock units and the settlement of Jagged Peak performance stock units through the issuance of shares of Parsley Class A common stock, in each case, in accordance with the merger agreement, as described in the section entitled “The Merger—Treatment of Jagged Peak Equity Awards in the Merger;”

•	adjustments to conform the classification of certain assets and liabilities in Jagged Peak’s historical balance sheet to Parsley’s classification for similar assets and liabilities;

•	adjustments to conform the classification of expenses in Jagged Peak’s historical statement of operations to Parsley’s classification for similar expenses;

•	the assumption of liabilities for merger-related expenses; and

•	the recognition of estimated tax impacts of the pro forma adjustments.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements. In Parsley’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical consolidated financial statements have been adjusted in the pro forma financial statements to give effect to the merger. These adjustments are directly attributable to the merger, factually supportable and, with respect to the pro forma statement of operations, expected to have a continuing impact on the combined results of Parsley and Jagged Peak following the merger.

As of the date of this joint proxy statement/prospectus, Parsley has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Jagged Peak’s accounting policies to Parsley’s accounting policies. A final determination of the fair value of Parsley’s assets and liabilities will be based on the actual assets and liabilities of Jagged Peak that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Parsley upon the consummation of the merger will be determined based on the closing price of Parsley Class A common stock on the closing date of the merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Parsley estimated the fair value of Jagged Peak’s assets and liabilities based on discussions with Jagged Peak’s management, preliminary valuation studies, due diligence, and information presented in Jagged Peak’s SEC filings. Until the merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statement of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what Parsley’s financial position or results of operations would have been had the merger actually been consummated on the assumed dates nor do they purport to project the future operating results or financial position of the combined company following the merger. The pro forma financial statements do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the pro forma statement of operations do not include projected synergies expected to be achieved as a result of the merger, which are described in the section entitled “The Merger—Recommendation of the Parsley Board and Reasons for the Merger,” and any associated costs that may be required to be incurred to achieve the identified synergies. Additionally, Parsley cannot assure that charges will not be incurred in excess of those included in the pro forma total consideration related to the merger or Parsley’s efforts to achieve synergies and integrate the operations of the companies, or that management will be successful in its efforts to integrate the operations of the companies. The pro forma statement of operations also exclude the effects of transaction costs associated with the merger, costs associated with any restructuring, integration activities, and asset dispositions that may result from the merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the merger.

The pro forma financial statements should be read in conjunction with: (i) the accompanying notes to the pro forma financial statements; (ii) the historical consolidated financial statements and accompanying notes contained in Parsley’s and Jagged Peak’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, each of which are incorporated by reference in this joint proxy statement/prospectus; (iii) other information related to Parsley and Jagged Peak contained in or incorporated by reference into this document, which is described in the sections entitled “Selected Historical Consolidated Financial Data of Parsley,” “Selected Historical Consolidated Financial Data of Jagged Peak,” and “Where You Can Find More Information,” beginning on pages 24, 25 and 192, respectively, and (iv) the factors described in the section entitled “Risk Factors” beginning on page 32.

PARSLEY ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

JUNE 30, 2019

Currency: $ in thousands	Parsley Historical	Jagged Peak Historical	Combined Historical	Reclassifications		Pro Forma Adjustments		Parsley Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$64,099	$24,796	$88,895	$—		$—		$88,895
Accounts receivable, net of allowance for doubtful accounts	—	59,913	59,913	(59,913	)(a)	—		—
Joint interest owners and other	30,273	—	30,273	11,709	(a)	—		41,982
Oil, natural gas and NGLs	158,917	—	158,917	44,435	(a)	—		203,352
Related parties	892	—	892	—		—		892
Short-term derivative instruments, net	134,103	21,948	156,051	—		—		156,051
Other current assets	7,420	3,619	11,039	3,769	(a)	—		14,808

Total current assets	395,704	110,276	505,980	—		—		505,980

PROPERTY, PLANT AND EQUIPMENT
Oil and natural gas properties, successful efforts method	10,675,629	2,229,708	12,905,337	—		444,187	(b)	13,349,524
Accumulated depreciation, depletion and impairment	(1,647,036)	(506,241)	(2,153,277)	—		506,241	(b)	(1,647,036)

Total oil and natural gas properties, net	9,028,593	1,723,467	10,752,060	—		950,428		11,702,488

Other property, plant and equipment, net	188,144	10,664	198,808	—		(7,164	)(b)	191,644

Total property, plant and equipment, net	9,216,737	1,734,131	10,950,868	—		943,264		11,894,132

NONCURRENT ASSETS
Operating lease assets, net of accumulated depreciation	179,066	56,211	235,277	—		4,446	(c)	239,723
Long-term derivative instruments	39,750	10,297	50,047	—		—		50,047
Other noncurrent assets	6,809	3,454	10,263	—		(3,333	)(d)	6,930

Total noncurrent assets	225,625	69,962	295,587	—		1,113		296,700

TOTAL ASSETS	$9,838,066	$1,914,369	$11,752,435	$—		$944,377		$12,696,812

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$423,145	$154,716	$577,861	—		$45,318	(f)	$623,179
Revenue and severance taxes payable	132,131	—	132,131	—		—		132,131
Short-term derivative instruments, net	150,427	36,193	186,620	—		—		186,620
Current operating lease liabilities	79,719	35,877	115,596	—		—		115,596
Other current liabilities	3,846	—	3,846	—		—		3,846

Total current liabilities	789,268	226,786	1,016,054	—		45,318		1,061,372

NONCURRENT LIABILITIES
Long-term debt	2,221,355	639,904	2,861,259	—		17,746	(d)	2,879,005
Deferred tax liability, net	156,159	109,835	265,994	—		191,418	(e)	457,412
Operating lease liability	102,479	24,780	127,259	—		—		127,259
Payable pursuant to tax receivable agreement	71,077	—	71,077	—		—		71,077
Long-term derivative instruments, net	40,485	9,387	49,872	—		—		49,872
Asset retirement obligations	26,948	2,436	29,384	—		—		29,384
Financing lease liability	2,294	—	2,294	—		—		2,294

Total noncurrent liabilities	2,620,797	786,342	3,407,139	—		209,164		3,616,303

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock	—	—	—	—		—		—
Common stock:
Class A	2,821	2,134	4,955	—		(1,169	)(g),(h)	3,786
Class B	356	—	356	—		—		356
Additional paid in capital	5,190,453	863,088	6,053,541	—		778,297	(g),(h)	6,831,838
Retained earnings	504,517	36,019	540,536	—		(53,158	)(f),(g)	487,378
Treasury stock	(17,401)	—	(17,401)	—		—		(17,401)

Total stockholders’ equity	5,680,746	901,241	6,581,987	—		723,970		7,305,957

Noncontrolling interests	747,255	—	747,255	—		(34,075	)(f),(h)	713,180

Total equity	6,428,001	901,241	7,329,242	—		689,895		8,019,137

TOTAL LIABILITIES AND EQUITY	$9,838,066	$1,914,369	$11,752,435	$—		$944,377		$12,696,812

PARSLEY ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2019

Currency: $ in thousands (except per share data)	Parsley Historical	Jagged Peak Historical	Combined Historical	Reclassifications		Pro Forma Adjustments		Parsley Pro Forma Combined
REVENUES
Oil sales	$827,014	$269,114	$1,096,128	$—		$—		$1,096,128
Natural gas sales	14,593	177	14,770	—		—		14,770
Natural gas liquids sales	82,097	7,052	89,149	—		—		89,149
Other	2,508	9	2,517	—		—		2,517

Total revenues	926,212	276,352	1,202,564	—		—		1,202,564

OPERATING EXPENSES
Lease operating expenses	83,868	29,204	113,072	—		—		113,072
Transportation and processing costs	14,865	—	14,865	—		—		14,865
Production and ad valorem taxes	58,151	20,837	78,988	—		—		78,988
Depreciation, depletion and amortization	372,286	120,296	492,582	(96	)(a)	(51,637	)(i)	440,849
Impairment of unproved oil and natural gas properties	—	946	946	—		—		946
General and administrative expenses	72,944	26,472	99,416	—		—		99,416
Exploration and abandonment costs	23,066	—	23,066	—		—		23,066
Accretion of asset retirement obligations	698	—	698	96	(a)			794
Restructuring and other termination costs	1,562	—	1,562	—		—		1,562
Other operating expenses	1,388	3,206	4,594	—		—		4,594

Total operating expenses	628,828	200,961	829,789	—		(51,637)		778,152

OPERATING INCOME (LOSS)	297,384	75,391	372,775	—		51,637		424,412

OTHER (EXPENSE) INCOME
Interest expense, net	(66,599)	(17,709)	(84,308)	—		951	(j)	(83,357)
Gain (loss) on derivatives	(100,126)	(125,123)	(225,249)	—		—		(225,249)
Interest income	394	—	394	—		—		394
Other income (expense)	773	(123)	650	—		—		650

Total other expenses, net	(165,558)	(142,955)	(308,513)	—		951		(307,562)

INCOME (LOSS) BEFORE INCOME TAXES	131,826	(67,564)	64,262	—		52,588		116,850
INCOME TAX (EXPENSE) BENEFIT	(24,835)	14,583	(10,252)	—		(12,619	)(k)	(22,871)

NET INCOME (LOSS)	106,991	(52,981)	54,010	—		39,969		93,979
LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(15,120)	—	(15,120)	—		5,923	(l)	(9,197)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$91,871	$(52,981)	$38,890	$—		$45,892		$84,782

Net income (loss) per common share:
Basic	$0.33	$(0.25)						$0.23 (m)
Diluted	$0.33	$(0.25)						$0.23 (m)
Weighted average common shares outstanding:
Basic	279,253	213,321				96,511	(m)	375,764
Diluted	279,363	213,321				96,511	(m)	375,874

PARSLEY ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Currency: $ in thousands (except per share data)	Parsley Historical	Jagged Peak Historical	Combined Historical	Reclassifications		Pro Forma Adjustments		Parsley Pro Forma Combined
REVENUES
Oil sales	$1,536,244	$539,802	$2,076,046	$—		$—		$2,076,046
Natural gas sales	51,231	9,136	60,367	—		—		60,367
Natural gas liquids sales	227,272	31,956	259,228	—		—		259,228
Others	11,684	750	12,434	—		—		12,434

Total revenues	1,826,431	581,644	2,408,075	—		—		2,408,075

OPERATING EXPENSES
Lease operating expenses	144,292	42,406	186,698	—		—		186,698
Transportation and processing costs	32,573	—	32,573	—		—		32,573
Production and ad valorem taxes	108,342	34,642	142,984	—		—		142,984
Exploration	—	29	29	—		—		29
Depreciation, depletion and amortization	584,857	222,355	807,212	(123	)(a)	(110,968	)(i)	696,121
Impairment of unproved oil and natural gas properties	—	28,198	28,198	—		—		28,198
General and administrative expenses	150,955	122,472	273,427	—		—		273,427
Exploration and abandonment costs	162,539	—	162,539	—		—		162,539
Acquisition costs	167	—	167	—		—		167
Accretion of asset retirement obligations	1,422	—	1,422	123	(a)	—		1,545
(Gain) loss on sale of property	(6,454)	(6,225)	(12,679)	—		—		(12,679)
Other operating expenses	19,863	63	19,926	—		—		19,926

Total operating expenses	1,198,556	443,940	1,642,496	—		(110,968)		1,531,528

OPERATING INCOME (LOSS)	627,875	137,704	765,579	—		110,968		876,547

OTHER (EXPENSE) INCOME
Interest expense, net	(131,460)	(25,152)	(156,612)	—		(8,472	)(j)	(165,084)
Gain (loss) on derivatives	50,342	119,338	169,680	—		—		169,680
Change in TRA liability	(437)	—	(437)	—		—		(437)
Interest income	5,464	—	5,464	—		—		5,464
Other income (expense)	(340)	43	(297)	—		—		(297)

Total other expenses, net	(76,431)	94,229	17,798	—		(8,472)		9,326

INCOME (LOSS) BEFORE INCOME TAXES	551,444	231,933	783,377	—		102,496		885,873
INCOME TAX (EXPENSE) BENEFIT	(105,475)	(66,475)	(171,950)	—		(17,933	)(k)	(189,883)

NET INCOME (LOSS)	445,969	165,458	611,427	—		84,562		695,989

LESS: NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(76,842)	—	(76,842)	—		(12,292	)(l)	(89,134)

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$369,127	$165,458	$534,585	$—		$72,270		$606,855

Net income (loss) per common share:
Basic	$1.36	$0.78						$1.65 (m)
Diluted	$1.35	$0.78						$1.64 (m)
Weighted average common shares outstanding:
Basic	272,226	213,128				96,511	(m)	368,737
Diluted	272,884	213,203				96,511	(m)	369,395

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentations

The pro forma financial statements have been derived from the historical consolidated financial statements of Parsley and Jagged Peak. Certain of Jagged Peak’s historical amounts have been reclassified to conform to Parsley’s financial statement presentation. The unaudited pro forma condensed combined balance sheet as of June 30, 2019 gives effect to the merger as if it had occurred on June 30, 2019. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 and the six months ended June 30, 2019 give effect to the merger as if it had occurred on January 1, 2018.

The pro forma financial statements reflect pro forma adjustments that are based on available information and certain assumptions that Parsley believes are reasonable. However, actual results may differ from those reflected in these statements. In Parsley’s opinion, all adjustments known to date that are necessary to present fairly the pro forma information have been made. The estimated merger-related transaction costs total $45.3 million, including fees related to advisory, legal, investment banking and other professional services, all of which are directly attributable to the merger. The pro forma financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the merger had actually occurred on the dates indicated above, nor are they indicative of Parsley’s future financial position or results of operations.

These pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Parsley and Jagged Peak for the periods presented, which are incorporated by reference in this joint proxy statement/prospectus.

Note 2—Unaudited Pro Forma Condensed Combined Balance Sheet

The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon Parsley management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of June 30, 2019, using currently available information. Because the unaudited pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included in this joint proxy statement/prospectus. Parsley expects to finalize its allocation of the purchase price as soon as practicable after completion of the proposed merger.

The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:

•

changes in the estimated fair value of the shares of Parsley Class A common stock issued as merger consideration to Jagged Peak stockholders, based on the share price of Parsley Class A common stock at the effective time of the merger;

•

changes in the estimated fair value of Jagged Peak’s assets acquired and liabilities assumed as of the closing date of the merger, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates, and other factors;

•	the tax basis of Jagged Peak’s assets and liabilities as of the effective time of the merger; and

•	the factors described in “Risk Factors” beginning on page 32.

The preliminary merger consideration to be transferred, fair value of assets acquired, and liabilities assumed expected to be recorded is as follows (in thousands, except exchange ratio and per share data):

Consideration transferred:
Jagged Peak common stock outstanding on October 25, 2019	213,413
Exchange ratio	0.447

Shares of Parsley Class A common stock to be issued	95,396
NYSE closing price per share of Parsley stock on October 25, 2019	$16.80

Fair value of Parsley Class A common stock to be issued	$1,602,649

Settlement of PSUs	18,229
Replacement of RSUs attributable to merger consideration	2,135

Consideration transferred	$1,623,014

Fair value of assets acquired:
Cash	$24,796
Accounts receivable	59,913
Other current assets	25,567
Proved oil and gas properties	1,247,384
Unproven oil and gas properties	1,426,512
Other property, plant and equipment	3,500
Operating lease ROU assets	60,657
Other noncurrent assets	10,418

Total assets acquired	2,858,747
Fair value of liabilities assumed:
Accounts payable and accrued expenses	180,736
Derivative liabilities	45,580
Operating lease liabilities	60,657
Deferred tax liabilities, net	288,674
Long-term debt	657,650
Asset retirement obligations	2,436

Total liabilities assumed	1,235,733

Assets acquired, net of liabilities assumed	$1,623,014

Under the merger agreement, Jagged Peak stockholders will receive 0.447 shares of Parsley Class A common stock for each share of Jagged Peak common stock issued and outstanding immediately prior to the effective time of the merger. We anticipate this resulting in Parsley issuing approximately 95.4 million shares of Parsley Class A common stock, or $1.6 billion in value, as merger consideration. As a result of the merger, Jagged Peak restricted stock units will convert into awards of Parsley restricted stock units and Jagged Peak performance stock units will be settled through the issuance of up to 1.1 million shares of Parsley Class A common stock in accordance with the merger agreement.

The merger will be non-taxable to Jagged Peak stockholders, and Jagged Peak’s tax basis in the assets and liabilities will carry over to Parsley.

From October 11, 2019, the last trading date prior to the initial public announcement of the merger, to October 25, 2019, the preliminary value of Parsley’s merger consideration decreased approximately $16.4 million, as a result of the decrease in the share price of Parsley Class A common stock from $16.97 to $16.80. The final value of Parsley’s merger consideration will be determined based on the actual number of shares Parsley Class A common stock issued and the market price of Parsley Class A common stock on the closing date of the merger. A 10 percent increase or decrease in the closing price of a share of Parsley Class A common stock, as compared to the October 25, 2019 closing price of $16.80, would increase or decrease the purchase price by approximately $162.3 million, assuming all other factors are held constant.

Note 3—Pro Forma Adjustments

The following adjustments have been made to the accompanying pro forma financial statements:

(a)	The following reclassifications were made as a result of the merger to conform to Parsley’s presentation:

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2019:

•	reflects the reclassification of approximately $11.7 million of Jagged Peak’s accounts receivable to accounts receivable joint interest;

•	reflects the reclassification of approximately $44.4 million of Jagged Peak’s accounts receivable to accounts receivable oil, natural gas and NGLs; and

•	reflects the reclassification of approximately $3.8 million of Jagged Peak’s accounts receivable to other current assets.

Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2019:

•	reflects reclassification of Jagged Peak’s asset retirement obligation accretion expense from depreciation, depletion and amortization (“DD&A”) to accretion expense.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018:

•	reflects reclassification of Jagged Peak’s asset retirement obligation accretion expense from DD&A to accretion expense.

(b)	Reflects a preliminary purchase price allocation adjustment resulting in a $943.3 million increase to Jagged Peak’s net book basis of property, plant, and equipment to record it at fair value.

(c)	Reflects a preliminary purchase price allocation adjustment resulting in a $4.4 million increase to Jagged Peak’s right of use lease assets.

(d)

Reflects a preliminary purchase price allocation adjustment resulting in a $17.7 million increase to Jagged Peak’s senior notes to record them at fair value and a $3.3 million reduction to other noncurrent assets to remove capitalized debt issuance costs related to Jagged Peak’s existing credit facility.

(e)

Reflects a preliminary purchase price allocation adjustment resulting in a $191.4 million increase to the net deferred tax liability related to estimated fair value adjustments at the estimated statutory tax rate for the combined company and the impact of changes in noncontrolling interests on Parsley’s historical deferred tax liability, net.

(f)

Reflects the impact of estimated transaction costs of $45.3 million related to the merger, including advisory, legal, regulatory, accounting, valuation, and other professional fees that are not capitalized as part of the merger. These transaction costs are based on preliminary estimates, and the final amounts and the resulting effect on Parsley’s financial position and results of operations may differ significantly. The costs are not reflected in the historical June 30, 2019 consolidated balance sheets of Parsley and Jagged Peak, but are reflected in the pro forma condensed combined balance sheet as an increase to accounts payable and accrued expenses as they will be expensed by Parsley and Jagged Peak as incurred. These amounts and their corresponding tax effect have not been reflected in the pro forma condensed combined statement of operations due to their nonrecurring nature. These amounts do not include nonrecurring costs and severance payments for restructuring activities that may occur subsequent to the consummation of the merger. Such costs will be recorded as an expense in the financial statements of the combined company subsequent to the merger.

(g)	Reflects the elimination of Jagged Peak’s historical equity balances in accordance with the acquisition method of accounting.

(h)

Reflects the increase in Parsley Class A common stock of $1.0 million, additional paid in capital of $1.6 billion and the decrease in noncontrolling interests of $31.9 million as a result of the merger. Because the increase in the combined company’s percentage ownership interest in Parsley LLC does not result in a change of control, the merger is accounted for as an equity transaction under Accounting Standards Codification Topic 810 – Consolidation, which requires that any differences between the amount by which the carrying value of the combined company’s basis in Parsley LLC is adjusted and the fair value of consideration received are derecognized directly in equity and attributed to the noncontrolling interest. The combined company’s percentage ownership of Parsley LLC will have increased from 88.8% to 91.4% as of June 30, 2019 on a pro forma basis.

The impact of pro forma merger adjustments on total equity are summarized below (in thousands):

	Elimination of Jagged Peak’s historical equity	Issuance of Parsley Class A common stock	Incurrence of Parsley estimated transaction costs	Pro forma equity adjustments
Class A common stock	$(2,134)	$965	$—	$(1,169)
Additional paid in capital	(863,088)	1,641,385	—	778,297
Retained earnings	(36,019)	—	(17,139)	(53,158)

Total stockholders’ equity	(901,241)	1,642,350	(17,139)	723,970
Noncontrolling interests	—	(31,916)	(2,159)	(34,075)

Total equity	$(901,241)	$1,610,434	$(19,298)	$689,895

(i)	Reflects the pro forma DD&A expense calculated in accordance with the successful efforts method of accounting for oil and gas properties, which was based on the preliminary purchase price allocation.

(j)

Reflects the impact of the fair value adjustment to historical Jagged Peak debt resulting in an adjustment to decrease interest expense by $1.0 million for the six months ended June 30, 2019 and increase interest expense by $8.5 million for the year ended December 31, 2018. This adjustment assumes that the Jagged Peak debt assumed in the merger was outstanding from January 1, 2018 on a pro forma basis.

(k)

Reflects the income tax effect of pro forma adjustments presented. The tax rate applied to pro forma adjustments was the estimated combined statutory rate of 21.6%, before the effect of noncontrolling interests, for the six months ended June 30, 2019 and for the year ended December 31, 2018. The effective rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities.

(l)

Reflects the impact of the issuance of Parsley Class A common stock to Jagged Peak stockholders on the allocation of net income between noncontrolling interests and income attributable to Parsley stockholders.

(m)	Reflects the elimination of Jagged Peak’s shares outstanding and the issuance of Parsley Class A common stock to Jagged Peak stockholders including the impact on basic and diluted earnings per share.

The impact of pro forma merger adjustments on Parsley Class A common stock and basic and diluted earnings per share are summarized below:

Basic EPS (in thousands, except per share data)	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Numerator:
Basic combined pro forma net income attributable to Parsley stockholders	$84,782	$606,855

Denominator:
Historical basic weighted average shares outstanding - Parsley	279,253	272,226
Pro forma shares issued to Jagged Peak stockholders	96,511	96,511

Pro forma basic weighted average common shares outstanding	375,764	368,737

Pro forma basic EPS attributable to Parsley stockholders	$0.23	$1.65

Diluted EPS
Numerator:
Diluted combined pro forma net income attributable to Parsley stockholders	$84,782	$606,855

Denominator:
Historical diluted weighted average shares outstanding - Parsley	279,363	272,884
Pro forma shares issued to Jagged Peak stockholders	96,511	96,511

Pro forma diluted weighted average common shares outstanding	375,874	369,395

Pro forma diluted EPS attributable to Parsley stockholders	$0.23	$1.64

Note 4—Supplemental Pro Forma Oil and Natural Gas Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGLs reserves as of December 31, 2018, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2018. Parsley is currently undertaking an analysis to further refine the combined company’s pro forma reserve information that has not yet been completed. The preliminary pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2018.

Oil
In thousands of barrels (MBbls)	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
Balance at December 31, 2017	248,531	65,057	313,588
Extensions and discoveries	102,274	27,977	130,251
Revisions of previous estimates	(22,047)	7,801	(14,246)
Purchases of reserves in place	3,379	488	3,867
Divestures of reserves in place	(12,335)	—	(12,335)
Production	(25,356)	(9,620)	(34,976)

Balance at December 31, 2018	294,446	91,704	386,150

Proved Developed Reserves:
Beginning of the year	119,591	29,325	148,916
End of the year	170,526	54,542	225,068
Proved Undeveloped Reserves
Beginning of the year	128,940	35,732	164,672
End of the year	123,920	37,162	161,082

Natural Gas
In millions of cubic feet (MMcf)	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
Balance at December 31, 2017	451,703	53,254	504,957
Extensions and discoveries	130,692	22,798	153,490
Revisions of previous estimates	48,992	12,037	61,029
Purchases of reserves in place	5,963	417	6,380
Divestures of reserves in place	(27,947)	—	(27,947)
Production	(37,365)	(7,992)	(45,357)

Balance at December 31, 2018	572,038	80,514	652,552

Proved Developed Reserves:
Beginning of the year	240,337	25,496	265,833
End of the year	358,733	50,018	408,751
Proved Undeveloped Reserves
Beginning of the year	211,366	27,758	239,124
End of the year	213,305	30,496	243,801

Natural Gas Liquids
In thousands of barrels (MBbls)	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
Balance at December 31, 2017	92,632	8,426	101,058
Extensions and discoveries	35,722	3,919	39,641
Revisions of previous estimates	16,164	2,885	19,049
Purchases of reserves in place	1,240	71	1,311
Divestures of reserves in place	(5,472)	—	(5,472)
Production	(8,353)	(1,534)	(9,887)

Balance at December 31, 2018	131,933	13,767	145,700

Proved Developed Reserves:
Beginning of the year	49,751	4,166	53,917
End of the year	81,000	8,554	89,554
Proved Undeveloped Reserves
Beginning of the year	42,881	4,260	47,141
End of the year	50,933	5,213	56,146

Total
In thousands of barrels of oil equivalent (MBoe)	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Proved developed and undeveloped reserves:
Balance at December 31, 2017	416,447	82,358	498,805
Extensions and discoveries	159,778	35,696	195,474
Revisions of previous estimates	2,283	12,693	14,976
Purchases of reserves in place	5,613	629	6,242
Divestures of reserves in place	(22,465)	—	(22,465)
Production	(39,937)	(12,486)	(52,423)

Balance at December 31, 2018	521,719	118,890	640,609

Proved Developed Reserves:
Beginning of the year	209,399	37,739	247,138
End of the year	311,315	71,432	382,747
Proved Undeveloped Reserves
Beginning of the year	207,048	44,619	251,667
End of the year	210,404	47,458	257,862

Standardized measure of discounted future net cash flows

The following tables present the estimated pro forma discounted future net cash flows at December 31, 2018. The pro forma standardized measure information set forth below gives effect to the merger as if the merger had been completed on January 1, 2018. The disclosures below were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in Jagged Peak’s and Parsley’s respective Annual Reports on Form 10-K for the year ended December 31, 2018; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the applicable Annual Report on Form 10-K. See “Where You Can Find More Information” beginning on page 192. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2018.

Therefore, the following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the merger been completed on January 1, 2018 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors,” beginning on page 32. The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2018 is as follows:

In thousands	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Future cash inflows	$22,861,246	$6,001,670	$28,862,916
Future development costs	(2,459,587)	(670,091)	(3,129,678)
Future production costs	(5,944,022)	(1,646,023)	(7,590,045)
Future income tax expenses	(2,061,409)	(634,671)	(2,696,080)

Future net cash flows	12,396,228	3,050,885	15,447,113
10% discount to reflect timing of cash flows	(6,502,326)	(1,507,617)	(8,009,943)

Standardized measure of discounted future net cash flows	$5,893,902	$1,543,268	$7,437,170

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves for the year ended December 31, 2018 are as follows:

In thousands	Parsley Historical	Jagged Peak Historical	Pro Forma Combined
Standardized measure of discounted future net cash flows at the beginning of the year	$3,385,907	$771,872	$4,157,779
Sales of oil and natural gas, net of production costs	(1,561,190)	(503,847)	(2,065,037)
Purchase of minerals in place	76,478	11,427	87,905
Divestiture of minerals in place	(167,412)	—	(167,412)
Extensions and discoveries, net of future development costs	3,016,035	400,998	3,417,033
Previously estimated development costs incurred during the period	290,108	320,407	610,515
Net changes in prices and production costs	1,065,693	332,726	1,398,419
Changes in estimated future development costs	(177,118)	(29,902)	(207,020)
Revisions of previous quantity estimates	161,860	245,779	407,639
Accretion of discount	391,803	91,620	483,423
Net change in income taxes	(348,834)	(144,541)	(493,375)
Net changes in timing of production and other	(239,428)	46,729	(192,699)

Standardized measure of discounted future net cash flows at the end of the year	$5,893,902	$1,543,268	$7,437,170

COMPARISON OF STOCKHOLDER RIGHTS

Holders of shares of Jagged Peak common stock will receive shares of Parsley Class A common stock in the merger. Parsley and Jagged Peak are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of Jagged Peak stockholders who become Parsley Class A stockholders through the receipt of Class A shares and the rights of Parsley stockholders will continue to be governed by the DGCL, the Parsley amended and restated certificate of incorporation and the Parsley amended and restated bylaws.

The following summary is not a complete statement of the rights of Parsley stockholders or Jagged Peak stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Parsley’s and Jagged Peak’s governing corporate documents, which Jagged Peak stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Jagged Peak	Parsley

AUTHORIZED CAPITAL STOCK

Jagged Peak’s amended and restated certificate of incorporation authorizes Jagged Peak to issue 1,000,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2019, there were 213,413,380 shares of common stock outstanding and no shares of preferred stock outstanding.

Parsley’s amended and restated certificate of incorporation authorizes Parsley to issue 600,000,000 shares of Class A common stock, par value $0.01 per share, 125,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2019, there were 281,238,914 shares of Parsley Class A common stock outstanding, 35,420,258 shares of Parsley Class B common stock outstanding, and no shares of preferred stock outstanding.

VOTING RIGHTS

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Parsley Class A common stock and each share of Jagged Peak common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders.

Subject to the discussion in “ —Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Jagged Peak’s governing documents, including with respect to the rights of any preferred stock of Jagged Peak, the vote of the holders of a majority of the shares having voting power present in person or represented by proxy at a meeting at which a quorum is present will be the act of the stockholders’ meeting.

The voting rights of the holders of any additional preferred stock of Jagged Peak will be determined by the Jagged Peak board.

Subject to the discussion in “—Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Parsley’s governing documents or with respect to the rights of any preferred stock of Parsley, the vote of the holders of a majority of the shares having voting power present in person or represented by proxy at a meeting at which a quorum is present will be the act of the stockholders’ meeting.

The voting rights of the holders of any additional preferred stock of Parsley will be determined by the Parsley board.

Jagged Peak	Parsley

NUMBER OF DIRECTORS AND SIZE OF BOARD

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s amended and restated certificate of incorporation or amended and restated bylaws.

The Jagged Peak board currently has nine members. Jagged Peak’s amended and restated bylaws and amended and restated certificate of incorporation provide that the number of directors may be increased or decreased from time to time by resolution of the Jagged Peak board or by due election of that number of directors by Jagged Peak’s stockholders, but that the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

The Parsley board currently has nine members, which will be increased to eleven members in connection with the consummation of the merger. Parsley’s amended and restated bylaws provide that the number of directors shall be determined by resolution of the board of directors subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, but the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

CLASSIFIED BOARD/TERM OF DIRECTORS

The DGCL provides that directors of a Delaware corporation may, by the company’s certificate of incorporation or by the company’s bylaws, be divided into one, two or three classes.

Jagged Peak’s amended and restated certificate of incorporation divides the Jagged Peak board into three classes, as nearly equal in number as possible, serving staggered three-year terms. Each director holds office until the third annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal.

Jagged Peak’s amended and restated certificate of incorporation provides that the classified board provision may not be amended by stockholders without at least (i) 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class (if prior to the Trigger Date, as defined below), or (ii) with the vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class (if anytime on and after the Trigger Date).

The “Trigger Date” is defined as the first date at which Q-Jagged Peak and its Affiliates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act, other than Management HoldCo, Jagged Peak and any subsidiaries of Jagged Peak, no longer collectively beneficially own more than 50% of the outstanding shares of common stock. As of the date of this joint proxy statement/prospectus, the Trigger Date has not yet occurred.

Parsley’s amended and restated certificate of incorporation divides the Parsley board into three classes, as nearly equal in number as possible, serving staggered three-year terms. Each director holds office until the third annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal. Parsley’s amended and restated certificate of incorporation and amended and restated bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 66 2⁄3% or more of the voting power of Parsley’s capital stock.

Jagged Peak	Parsley

ELECTION OF DIRECTORS

Under Jagged Peak’s amended and restated bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares of stock entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by Jagged Peak’s organizational documents, the rules or regulations of any stock exchange applicable to Jagged Peak, or applicable law or pursuant to any regulation applicable to Jagged Peak or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of Jagged Peak which are present at the meeting, in person or by proxy and entitled to vote thereon.

Election of directors need not be by written ballot and there is no cumulative voting for election of directors.

Parsley’s amended and restated bylaws provide that in an election of directors at a meeting of stockholders at which a quorum is present, (A) if the number of nominees exceeds the number of directors to be elected (a “contested election”), the members of the Parsley board that are elected by stockholders will be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting and (B) in an election of directors that is not a contested election (an “uncontested election”), the members of the Parsley board that are elected by stockholders will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors. For purposes of the election of directors, in an uncontested election of directors a “majority of votes cast” will mean that the number of shares voted “FOR” a director exceeds the number of votes cast “against” that director.

Election of directors need not be by written ballot and there is no cumulative voting for election of directors.

REMOVAL OF DIRECTORS

Under Jagged Peak’s amended and restated certificate of incorporation, before the Trigger Date (as defined above), subject to the rights of the holders of shares of any class or series of preferred stock, if any, to elect additional directors and the then-applicable terms of Jagged Peak’s stockholders’ agreement, any director may be removed at any time, either for or without cause, either (i) upon the affirmative vote of the holders of a majority of the outstanding shares of stock of Jagged Peak entitled to vote generally for the election of directors, acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL and Jagged Peak’s organizational documents; provided, however, that prompt notice of the taking of any such action by less than unanimous written consent shall be given to all stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice, or (ii) by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum.

Under Parsley’s amended and restated bylaws, and in accordance with the DGCL, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Parsley board, may be removed from office at any time only for cause and only by the affirmative vote of the holders of 66 2⁄3% or more of the voting power of all of the shares of Parsley entitled to vote generally in the election of directors, voting together as a single class.

Jagged Peak	Parsley

On and after the Trigger Date, subject to the rights of the holders of shares of any class or series of preferred stock, if any, to elect additional directors and the then-applicable terms of Jagged Peak’s stockholders’ agreement, any director may be removed only for cause, upon the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of stock of Jagged Peak entitled to vote generally for the election of directors, acting at a meeting of the stockholders in accordance with the DGCL and Jagged Peak’s organizational documents. Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal, (ii) has been found to have been grossly negligent in the performance of such director’s duties to Jagged Peak in any matter of substantial importance to Jagged Peak by the affirmative vote of at least 80% of the disinterested directors then in office or a court of competent jurisdiction or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to serve as a director of Jagged Peak.

VACANCIES

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under Jagged Peak’s amended and restated certificate of incorporation, and, subject to Jagged Peak’s stockholders’ agreement or the rights of the holders of any class or series of preferred stock, any vacancy on the Jagged Peak board that results from any newly created directorship that results from an increase in the number of directors or any vacancy on the Jagged Peak board that results from the death disability, resignation, disqualification or removal of any director or from any other cause shall be filled (i) prior to the Trigger Date (as defined above), either (a) by Q-Jagged Peak and its Affiliates (as such term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended), other than Management HoldCo, Jagged Peak or its subsidiaries, or (b) by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and (ii) on and after the Trigger

Under Parsley’s amended and restated bylaws, and in accordance with the DGCL, subject to the rights of holders of any series of any preferred stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Parsley board resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for the unexpired term of the class to which such director was elected.

Jagged Peak	Parsley

Date, solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. No decrease in the number of authorized directors constituting the Jagged Peak board shall shorten the term of any incumbent director.

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Under each corporation’s amended and restated bylaws, the presence of at least a majority of the directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the corporation’s board (except as may be otherwise specifically provided by statute or each corporation’s charter).

ANNUAL MEETINGS OF STOCKHOLDERS

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of Parsley’s and Jagged Peak’s amended and restated bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by the corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors may postpone, reschedule, or cancel any previously scheduled annual meeting of stockholders.

QUORUM FOR STOCKHOLDER MEETINGS

Under the DGCL, and each of Parsley’s and Jagged Peak’s amended and restated bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business.

NOTICE OF ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL and each of Parsley’s and Jagged Peak’s amended and restated bylaws, notice of any meeting of stockholders must be sent not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at the meeting.

Jagged Peak	Parsley

CALLING SPECIAL MEETINGS OF STOCKHOLDERS

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Special meetings of stockholders may only be called by the Chief Executive Officer, the Chairman of the Jagged Peak board or a majority of the Jagged Peak board. Prior to the Trigger Date, special meetings of the stockholders may also be called by the Secretary at the request of the holders of record of a majority of the outstanding shares of Jagged Peak common stock. On and after the Trigger Date, subject to the rights of any holders of preferred stock, Jagged Peak stockholders do not have the power to call a special meeting.

Parsley’s amended and restated certificate of incorporation provides that a special meeting of stockholders may be called by the Chief Executive Officer, the Chairman of the Parsley board, or by the written order of a majority of the directors of Parsley that Parsley would have if there were no vacancies. The stockholders do not have the power to call a special meeting of stockholders of Parsley.

STOCKHOLDERS ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Jagged Peak’s amended and restated certificate of incorporation provides that, prior to the Trigger Date (as defined above), any action required or permitted to be taken at any annual meeting or special meeting of the Jagged Peak stockholders may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action or actions so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action or actions at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date and subject to the rights of the holders of any class or series of preferred stock then outstanding, any action required or permitted to be taken by the stockholders of Jagged Peak must be effected at a duly called annual or special meeting of stockholders of Jagged Peak and may not be effected by any consent in writing by such stockholders.

Parsley’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, any action required or permitted to be taken by the stockholders of Parsley must be effected at a duly-called annual or special meeting of stockholders of Parsley and may not be effected by any consent in writing by such stockholders unless all of the stockholders entitled to vote thereon consent thereto in writing.

Jagged Peak	Parsley

AMENDMENT OF GOVERNING DOCUMENTS

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Jagged Peak’s amended and restated certificate of incorporation grants the Jagged Peak board the power to make, alter or repeal Jagged Peak’s amended and restated bylaws without any consent of the corporation.

Jagged Peak’s governing documents may not be adopted, altered, amended or repealed by stockholders without at least (i) 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class (if prior to Trigger Date), or (ii) with the vote of holders of not less than 66 2⁄3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class (if anytime on and after the Trigger Date).

Parsley’s amended and restated certificate of incorporation grants the Parsley board the power to make, alter or repeal Parsley’s amended and restated bylaws. Parsley’s stockholders may also make, alter or repeal Parsley’s amended and restated bylaws by majority vote, except with respect to provisions of Parsley’s amended and restated bylaws relating to stockholder meetings, directors, and amendment to Parsley’s amended and restated bylaws, which requires at least 66 2⁄3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

LIMITATION ON LIABILITY OF DIRECTORS

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Jagged Peak and Parsley’s amended and restated certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Jagged Peak’s and Parsley’s directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•   for any breach of their duty of loyalty to the corporation or its stockholders;

•   for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•   for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director, officer or employee of Jagged Peak or Parsley has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of Jagged Peak and Parsley may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director, officer or employee of Jagged Peak or Parsley are contractual, vest when such person becomes a director, officer or employee of Jagged Peak or Parsley, and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Jagged Peak or Parsley. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of Jagged Peak’s and Parsley’s amended and restated bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, modification, or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending, or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

ANTI-TAKEOVER PROVISIONS

Each of Parsley and Jagged Peak has elected not to be governed by DGCL §203.

Jagged Peak	Parsley

EXCLUSIVE FORUM

Unless Jagged Peak consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Jagged Peak, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, employee or agent of Jagged Peak to Jagged Peak or Jagged Peak’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, Jagged Peak’s organizational documents, including any action to interpret, apply, enforce or determine the validity of Jagged Peak’s organizational documents, or any provision thereof, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any securities of Jagged Peak shall be deemed to have notice of and to have consented to the provisions of the amended and restated certificate of incorporation.

Unless Parsley consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Court of Chancery of the State of Delaware for (i) any derivative action or proceeding brought on behalf of Parsley, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Parsley to Parsley or Parsley’s stockholders, (iii) any action asserting a claim against Parsley or any director or officer or other employee of Parsley arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or Parsley’s bylaws, or (iv) any action asserting a claim against Parsley or any director or officer or other employee of Parsley governed by the internal affairs doctrine, in each such case subject to said court of chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Parsley shall be deemed to have notice of and consented to the provisions of the amended and restated certificate of incorporation.

Parsley’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, Parsleys stockholders would not be deemed to have waived Parsley’s compliance with federal securities laws and the rules and regulations thereunder.

APPRAISAL RIGHTS

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. No appraisal rights or dissenters’ rights will be available with respect to the share issuance or merger for Parsley stockholders or Jagged Peak stockholders. Please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

CERTAIN BENEFICIAL OWNERS OF JAGGED PEAK COMMON STOCK

To Jagged Peak’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Jagged Peak common stock as of the close of business on October 31, 2019 (except as noted in the footnotes below) and with respect to: (i) each person known by Jagged Peak to beneficially own 5% or more of the outstanding shares of Jagged Peak common stock; (ii) each member of the Jagged Peak board; (iii) each named executive officer; and (iv) the members of the Jagged Peak board and Jagged Peak’s current executive officers as a group.

Jagged Peak has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Jagged Peak common stock has been obtained from filings made by the named beneficial owners with the SEC as of October 31, 2019 or, in the case of Jagged Peak’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Jagged Peak believes, based on the information furnished to Jagged Peak, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Jagged Peak common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 213,413,380 shares of Jagged Peak common stock outstanding as of October 31, 2019.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202.

	Common Stock		Voting Power
Names of Beneficial Owner	Number	% of class	%
5% Stockholders:

Q-Jagged Peak Energy Investment Partners (1)	146,337,026	68.6%	68.6%
T. Rowe Price Associates, Inc.(2)	14,154,019	6.6%	6.6%
Wellington Management Group LLP (3)	11,824,247	5.5%	5.5%
Parsley Energy, Inc. (4)	146,337,026	68.6%	68.6%

Directors and Named Executive Officers:
James J. Kleckner	299,752	*	*
Robert W. Howard	2,290,445	1.1%	*
Craig R. Walters	38,730	*	*
Christopher I. Humber	69,834	*	*
Charles D. Davidson	11,000	*	*
S. Wil VanLoh, Jr.(1)(2)	0	0%	0%
Blake A. Webster	0	0%	0%
Roger L. Jarvis	50,917	*	*
Michael C. Linn	40,917	*	*
John R. Sult	65,917	*	*
Andrianna Ma	19,393	*	*
Janeen S. Judah	17,418	*	*
Dheeraj Verma	0	0%	0%
All Executive Officers and Directors as a Group (consisting of 13 persons)	2,904,323	1.4%	1.4%

(1)

QEM V, LLC (“QEM V LLC”) is the managing member of Q-Jagged Peak. QEM V LLC may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. QEM V LLC disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM V LLC to vote, or direct to vote, and to dispose, or to direct the disposition of, the securities held by Q-Jagged Peak has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Q-Jagged Peak and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities. The number of shares reflected in the table below as beneficially owned by Q-Jagged Peak does not include 6,701,910 shared by Management HoldCo and certain of the current and former officers and employees who owned equity interests in Jagged Peak Energy LLC (the “Management Members”), which are subject to the terms of the stockholders’ agreement, pursuant to which, among other things, Management HoldCo and the Management Members party thereto will agree to vote all of their shares of Jagged Peak common stock in accordance with the direction of Q-Jagged Peak. As a result of the stockholders agreement, Q-Jagged Peak may be deemed to beneficially own the shares of Jagged Peak common stock held by Management HoldCo and such Management Members. Q-Jagged Peak Disclaims beneficial ownership of such securities in excess of its pecuniary interest therein. The mailing address for Q-Jagged Peak is 1401 McKinney St., Suite 2700, Houston, Texas 77010.
(2)

The number of shares held was obtained from the Schedule 13G filing made by T. Rowe Price Associates, Inc. (“T. Rowe”) with the SEC dated February 14, 2019, which reports ownership as of December 31, 2018. Based solely on the Schedule 13G filed with the SEC by T. Rowe, as of that date, T. Rowe is a registered investment advisor. The Schedule 13G filed by T. Rowe indicates that they have the sole power to vote or direct the vote of 3,139,557 shares of Jagged Peak common stock, shared power to vote or direct the vote of 0 shares of Jagged Peak common stock, sole power to dispose or direct the disposition of 14,154,019 shares of Jagged Peak common stock, and shared power to dispose or direct the disposition of 0 shares of Jagged Peak common stock. The address of T. Rowe is 100 E. Pratt Street, Baltimore, Maryland 21202.

(3)

The number of shares held was obtained from the Schedule 13G filing made by Wellington Management Group LLP (“Wellington Management Group”), Wellington Group Holdings LLP (“Wellington Group Holdings”), Wellington Investment Advisors Holdings LLP (“Wellington Investment Advisors”) and Wellington Management Company LLP (“Wellington Management Company,” and together with Wellington Management Group, Wellington Group Holdings and Wellington Investment Advisors, the “Wellington Group”) with the SEC dated February 12, 2019, which reports ownership as of December 31, 2018. Based solely on the Schedule 13G jointly filed with the SEC by the Wellington Group, as of that date, Wellington Management Group is a parent holding company of certain holding companies and registered investment advisors, and all of the securities covered by the Schedule 13G are owned legally by clients of those registered investment advisors and none are owned directly or indirectly by the Wellington Group. The Schedule 13G filed by the Wellington Group indicates that they have the sole power to vote or direct the vote of 0 shares of Jagged Peak common stock, shared power to vote or direct the vote of 3,541,243 shares of Jagged Peak common stock, sole power to dispose or direct the disposition of 0 shares of Jagged Peak common stock, and shared power to dispose or direct the disposition of 11,824,247 shares of Jagged Peak common stock. The address of each member of the Wellington Group is 280 Congress Street, Boston, Massachusetts 02210.

(4)

Parsley does not own any shares of Jagged Peak common stock. However, because Parsley is a party to the Quantum Support Agreement and was granted a proxy with respect to Q-Jagged Peak ’s shares of Jagged Peak common stock thereunder, Parsley may be deemed to have shared voting power to vote up to an aggregate of 146,337,026 shares of Jagged Peak common stock with respect to the matters covered by the Quantum Support Agreement. Parsley disclaims all such beneficial ownership. The address of Parsley Energy, Inc. is 303 Colorado Street, Suite 3000, Austin, TX 78701.

*	Represents less than 1%

CERTAIN BENEFICIAL OWNERS OF PARSLEY COMMON STOCK

To Parsley’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Parsley common shares as of the close of business on October 31, 2019 (except as noted in the footnotes below) and with respect to: (i) each person known by Parsley to beneficially own 5% or more of the outstanding Parsley common shares; (ii) each member of the Parsley board; (iii) each named executive officer of Parsley; and (iv) the members of the Parsley board and Parsley’s current executive officers as a group.

Parsley has determined beneficial ownership in accordance with the rules of the SEC. Information set forth in the tables below with respect to beneficial ownership of Parsley common stock has been obtained from filings made by the named beneficial ownership with the SEC as of October 31, 2019 or, in the case of Parsley’s current executive officers and directors, has been provided to us by such individuals. Except as indicated by the footnotes below, Parsley believes, based on the information furnished to Parsley, that the persons and entities named in the table below have sole voting and investment power with respect to all Parsley common shares that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on approximately 281,238,914 shares of Parsley Class A common stock and 35,420,258 shares of Parsley Class B common stock outstanding as of October 31, 2019.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 303 Colorado Street, Suite 3000, Austin, TX 78701.

	Class A Common Stock		Class B Common Stock		Combined Voting Power(1)(2)
Names of Beneficial Owner	Number	% of class	Number	% of class	Number	%
5% Stockholders:

The Vanguard Group(3)	23,881,649	8.5%	—	—	23,881,649	7.5%
TIAA-CREF Investment Management, LLC(4)	11,772,803	4.2%	—	—	11,772,803	3.7%

Post Oak Veritas, LLC (5)	—	—	7,973,117	22.5%	7,973,117	2.5%
Teachers Advisors, LLC (4)	4,364,552	1.6%	—	—	4,364,552	1.4%
Jagged Peak Energy Inc. (6)	10,624,083	3.8%	22,098,751	62.4%	32,722,834	10.3%

Directors and Named Executive Officers:
Bryan Sheffield(7)	10,624,083	3.8%	22,098,751	62.4%	32,722,834	10.3%
Matt Gallagher(8)	808,323	*	1,000,000	2.8%	1,808,323	*
Ryan Dalton(9)	464,721	*	1,076,327	3.0%	1,541,048	*
Colin Roberts(10)	306,580	*	—	—	306,580	*
David Dell’Osso(11)	26,499	*	—	—	26,499	*
A.R. Alameddine	132,025	*	—	—	132,025	*
Ronald Brokmeyer(12)	31,621	*	—	—	31,621	*
William Browning	27,082	*	—	—	27,082	*
Dr. Hemang Desai(13)	43,268	*	—	—	43,268	*
David H. Smith	52,398	*	—	—	52,398	*
Jerry Windlinger	33,382	*	—	—	33,382	*
Karen Hughes	18,755	*	—	—	18,755	*
All Executive Officers and Directors as a Group (consisting of 13 persons)	12,991,215	4.6%	25,462,688	71.9%	38,453,903	12.1%

(1)

Subject to the terms of the limited liability company agreement of Parsley LLC, holders of units of Parsley LLC (the “PE Unit Holders”) (other than Parsley) generally have the right to exchange all or a portion of their units of Parsley LLC (“PE Units”) (together with a corresponding number of shares of Parsley Class B common stock) for Parsley Class A common stock at an exchange ratio of one share of Parsley Class A common stock for each PE Unit (and corresponding share of Parsley Class B common stock) exchanged. Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Parsley has the option to deliver cash in lieu of shares of Parsley Class A common stock upon exercise by a PE Unit Holder of its exchange right. As a result, beneficial ownership of Parsley Class B common stock and PE Units is not reflected as beneficial ownership of shares of Parsley Class A common stock for which such units and stock may be exchanged.
(2)

Represents the percentage of voting power of Parsley Class A common stock and Parsley Class B common stock voting together as a single class. The PE Unit Holders (other than Parsley) hold one share of Parsley Class B common stock for each PE Unit that they own. Each share of Parsley Class B common stock has no economic rights, but entitles the holder thereof to one vote for each share of Parsley Class B common stock held by such holder. Accordingly, the holders of Parsley Class B common stock (which are also PE Unit Holders) collectively have the number of votes equal to the number of shares of Parsley Class B common stock that they hold.

(3)

Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc. (“The Vanguard Group”), is the beneficial owner of 113,833 shares of Parsley Class A common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, is the beneficial owner of 184,872 shares of Parsley Class A common stock as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group has the (i) sole power to vote or direct the vote of 190,863 shares of Parsley Class A common stock, (ii) shared power to vote or direct the vote of 43,542 shares of Parsley Class A common stock, (iii) sole power to dispose of or to direct the disposition of 23,659,974 shares of Parsley Class A common stock and (iv) shared power to dispose of or to direct the disposition of 221,675 shares of Parsley Class A common stock. This information is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2019.

(4)

TIAA-CREF Investment Management, LLC (“Investment Management”) is the investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 11,772,803 shares of Parsley Class A common stock owned by CREF. Teachers Advisors, LLC (“Advisors”) is the investment adviser to three registered investment companies, TIAA-CREF Funds (“Funds”), TIAA-CREF Life Funds (“Life Funds”), and TIAA Separate Account VA-1 (“VA-1”), as well as one or more separately managed accounts of Advisors (collectively, the “Separate Accounts”), and may be deemed to be a beneficial owner of 4,364,552 shares of Parsley Class A common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other’s securities holdings and each disclaims that it is a member of a “group” with the other. This information is based solely on a Schedule 13G/A filed by both Investment Management and Advisors with the SEC on February 14, 2019. The business address of each of Investment Management and Advisors is 730 Third Avenue, New York, NY 10017.

(5)

Represents shares of outstanding Parsley Class B common stock directly owned, and shares of Parsley Class A common stock beneficially owned as issuable upon the exchange of a corresponding number of Parsley LLC units and Parsley Class B common stock. Post Oak Veritas, LLC is managed by Post Oak Energy Capital, LP, which is managed by its general partner, Post Oak Energy Holdings, LLC. Accordingly, Post Oak Energy Holdings, LLC may be deemed to be a beneficial owner of such Parsley Class B common stock. The address of Post Oak Energy Holdings, LLC is 34 S. Wynden, Suite 300, Houston, Texas 77056.

(6)

Jagged Peak does not own any shares of Parsley common stock. However, because Jagged Peak is a party to the Sheffield Support Agreement and was granted a proxy with respect to Mr. Sheffield’s shares of Parsley common stock thereunder, Jagged Peak may be deemed to have shared voting power to vote up to an aggregate of 32,722,834 shares of Parsley common stock with respect to the matters covered by the Quantum Support Agreement. Jagged Peak disclaims all such beneficial ownership. The address of Jagged Peak is 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202.

(7)

Consists of (i) 8,689,569 shares of Parsley Class A common stock and 20,415,517 shares of Parsley Class B common stock held by Mr. Sheffield, of which 7,250,368 shares of Parsley Class A common stock and 6,829,064 shares of Parsley Class B common stock are pledged to secure a bank loan, (ii) 948,043 shares of Parsley Class A common stock and 998,406 shares of Parsley Class B common stock held by the Bryan S. Sheffield Spousal Lifetime Access Trust, for which Mr. Sheffield serves as the investment trustee, (iii) for purposes of voting power only, (A) 224,126 performance-based restricted shares of Parsley Class A common stock and (B) 112,063 time-based restricted shares of Parsley Class A common stock, (iv) 352,521 shares of Parsley Class A common stock and 371,249 shares of Parsley Class B common stock held by Mr. Sheffield’s spouse, and (v) 297,761 shares of Parsley Class A common stock and 313,579 shares of Parsley Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee.

(8)

Consists of (i) 560,736 shares of Parsley Class A common stock and 1,000,000 shares of Parsley Class B common stock, of which 269,199 shares of Parsley Class A common stock are pledged to secure a bank loan, and (ii) for purposes of voting power only, (A) 165,058 performance-based restricted shares of Parsley Class A common stock and (B) 82,529 time-based restricted shares of Parsley Class A common stock. Mr. Gallagher also holds 110,314 unvested time-based restricted stock units which are not reflected in the table.

(9)

Consists of (i) 297,438 shares of Parsley Class A common stock and 1,076,327 shares of Parsley Class B common stock and (ii) for purposes of voting power only, (A) 111,522 performance-based restricted shares of Parsley Class A common stock and (B) 55,761 time-based restricted shares of Parsley Class A common stock. Mr. Dalton also holds 51,020 unvested time-based restricted stock units which are not reflected in the table.

(10)

Consists of (i) 208,645 shares of Parsley Class A common stock and (ii) for purposes of voting power only, (A) 65,290 performance-based restricted shares of Parsley Class A common stock and (B) 32,645 time-based restricted shares of Parsley Class A common stock. Mr. Roberts also holds 30,336 unvested time-based restricted stock units which are not reflected in the table.

(11)	Consists of 26,499 shares of Parsley Class A common stock. Mr. Dell’Osso also holds 103,976 unvested time-based restricted stock units which are not reflected in the table.
(12)

Consists of (i) 13,897 shares of Parsley Class A common stock held by Mr. Brokmeyer and (ii) 17,724 shares of Parsley Class A common stock held by the Ronald and Denise Brokmeyer Revocable Trust, of which Mr. Brokmeyer and his wife are trustees.

(13)

Consists of (i) 40,268 shares of Parsley Class A common stock held by Mr. Desai and (ii) 3,000 shares of Parsley Class A common stock held by The Desai Family Living Trust, of which Dr. Desai and his wife are trustees.

*	Represents less than 1.0%.

LEGAL MATTERS

The legality of the shares of Parsley Class A common stock issuable in the merger will be passed upon for Parsley by Kirkland & Ellis LLP. Certain U.S. federal income tax consequences relating to the integrated mergers will be passed upon for Parsley by Kirkland & Ellis LLP and for Jagged Peak by Vinson & Elkins LLP.

EXPERTS

Parsley Energy, Inc.

The consolidated financial statements of Parsley Energy, Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of Parsley’s oil and natural gas reserves as of December 31, 2018 included or incorporated by reference herein were based upon evaluations prepared by Parsley’s internal qualified reserves evaluators and were audited by Netherland, Sewell & Associates, Inc., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

Jagged Peak Energy Inc.

The consolidated financial statements of Jagged Peak Energy Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Estimates of proved reserves attributable to certain interests of Jagged Peak Energy Inc. as of December 31, 2018 and related information included or incorporated by reference herein have been prepared based on reports by Ryder Scott Company, L.P., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

STOCKHOLDER PROPOSALS

Parsley

Parsley will hold a regular annual meeting of stockholders in 2020 (the “Parsley 2020 annual meeting”) regardless of whether the merger is completed.

Any Parsley stockholder who desires to submit a proposal pursuant to Rule 14a-8 of the Exchange Act at the Parsley 2020 annual meeting and to have the proposal included in Parsley’s 2020 proxy materials must submit such proposal to Parsley at its principal executive offices (Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, Texas 78701, Attn: General Counsel) no later than December 10, 2019, unless the date of the Parsley 2020 annual meeting is changed by more than 30 days from May 24, 2020, in which case the proposal must be received at Parsley’s principal executive offices a reasonable time before Parsley begins to print and mail its 2020 proxy materials. Any such stockholder proposal must meet the requirements set forth in Rule 14a-8.

Pursuant to the proxy access provision in Parsley’s bylaws, in order for a stockholder or group of stockholders to include a director nominee in Parsley’s proxy materials for the Parsley 2020 annual meeting, notice of the proxy access nomination must be delivered to Parsley’s principal executive offices (Parsley Energy, Inc., Attn: General Counsel, 303 Colorado Street, Suite 3000, Austin, Texas 78701) no later than the close of business on December 10, 2019 and no earlier than November 10, 2019, and the nomination must otherwise satisfy the requirements in Parsley’s bylaws.

Any stockholder of Parsley who desires to submit a proposal for action at the Parsley 2020 annual meeting, but does not wish to have such proposal included in Parsley’s proxy materials, must submit such proposal to Parsley at its principal executive offices (Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, Texas 78701, Attn: General Counsel) between January 25, 2020 and the close of business on February 24, 2020. Parsley will only consider proposals that meet the requirements of the applicable rules of the SEC and Parsley’s bylaws.

The Nominating, Environmental, Social and Governance Committee will consider any director candidate informally recommended by stockholders if that recommendation is submitted in writing between January 25, 2020 and the close of business on February 24, 2020 to Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, Texas 78701, Attn: General Counsel. Parsley will evaluate director candidates recommended by stockholders on the same basis as recommendations received from any other source.

With respect to any director candidate nominated by a stockholder or group of stockholders, the following information must be provided to Parsley with the written nomination:

•	the name and address of the nominating stockholder, as they appear on Parsley’s books;

•	the nominee’s name, address and other personal information;

•

a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the nominating stockholder or beneficial owner and each proposed nominee;

•

a completed and signed questionnaire, representation and agreement and written director agreement, pursuant to Parsley’s bylaws, with respect to each nominee for election or re-election to the Parsley board; and

•	all other information required to be disclosed pursuant to Parsley’s bylaws and Regulation 14A of the Exchange Act.

Parsley may require any proposed director candidate to furnish such other information as may reasonably be required by Parsley to determine the eligibility of such proposed candidate to serve as an independent director of the board or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such candidate.

Parsley suggests that any such proposal be sent by certified mail, return receipt requested.

A copy of Parsley’s amended and restated bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to Parsley’s secretary at Parsley’s principal executive offices, 303 Colorado Street, Suite 3000, Austin, Texas 78701. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Parsley to include the proposed nominee or proposal in Parsley’s proxy materials.

Jagged Peak

If the merger agreement is approved and adopted by the requisite vote of Jagged Peak stockholders and the merger is completed, Jagged Peak will be merged with and into Parsley, with Parsley continuing as the surviving entity, and, consequently, Jagged Peak will not hold an annual meeting of its stockholders in 2020. Jagged Peak stockholders will be entitled to participate, as Parsley stockholders following the merger, in the Parsley 2020 annual meeting of stockholders.

If the merger agreement is not approved and adopted by the requisite vote of Jagged Peak stockholders or if the merger is not completed for any reason, Jagged Peak intends to hold an annual meeting of its stockholders in 2020.

Under Rule 14a-8, proposals that Jagged Peak stockholders intend to have included in Jagged Peak’s proxy statement and form of proxy for the 2020 annual meeting of stockholders (the “Jagged Peak 2020 annual meeting”) must be received by Jagged Peak no later than December 12, 2019. However, if the date of the Jagged Peak 2020 annual meeting changes by more than 30 days from the date of Jagged Peak’s 2019 annual meeting of stockholders, the deadline is a reasonable time before Jagged Peak begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to Jagged Peak stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

If a Jagged Peak stockholder desires to bring a matter before an annual or special meeting of Jagged Peak stockholders and the proposal is submitted outside the process of Rule 14a-8, the stockholder must follow the procedures set forth in Jagged Peak’s amended and restated bylaws. Jagged Peak’s amended and restated bylaws generally provide that stockholders who wish to nominate directors or to bring business before an annual meeting of Jagged Peak stockholders must notify Jagged Peak and provide certain pertinent information not earlier than the close of business on the 120th day, and not later than the close of business on the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders, provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered by the day following the day on which public announcement of the date of such meeting is first made by Jagged Peak. If the date of the Jagged Peak 2020 annual meeting of is the same as the date of Jagged Peak’s 2019 annual meeting of stockholders, stockholders who wish to nominate directors or to bring business before Jagged Peak 2020 annual meeting must notify Jagged Peak not earlier than the close of business on January 8, 2020 and not later than the close of business on February 7, 2020.

A copy of Jagged Peak’s amended and restated bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to Jagged Peak’s secretary at Jagged Peak’s principal executive offices, 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202. A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Jagged Peak to include the proposed nominee or proposal in Jagged Peak’s proxy materials.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, Texas 78701, Telephone: (737) 704-2300 or Jagged Peak Energy Inc., 1401 Lawrence Street, Suite 1800, Denver, Colorado 80202, Telephone: (720) 215-3700.

WHERE YOU CAN FIND MORE INFORMATION

Parsley and Jagged Peak each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Parsley and Jagged Peak, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Parsley’s or Jagged Peak’s website for more information about Parsley or Jagged Peak, respectively. Parsley’s website is www.parsleyenergy.com and Jagged Peak’s website is www.jaggedpeakenergy.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Parsley has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of Parsley Class A common stock issuable to Jagged Peak stockholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about Parsley and Parsley Class A common stock. The rules and regulations of the SEC allow Parsley and Jagged Peak to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Parsley and Jagged Peak to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Parsley or Jagged Peak documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Parsley and Jagged Peak have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

Parsley SEC Filings (File No. 001-36463)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed on February 27, 2019.

Quarterly Reports on Form 10-Q	Quarterly period ended June 30, 2019, filed on August 8, 2019. Quarterly period ended March 31, 2019, filed on May 3, 2019.

Current Reports on Form 8-K (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on February 15, 2019, February 26, 2019, April 24, 2019, May 28, 2019, July 25, 2019 and October 15, 2019.

Proxy Statement for 2019 Annual Meeting of Parsley stockholders on Schedule 14A	Filed on April 8, 2019.

The description of Parsley Class A common stock set forth in Parsley’s Registration Statement on Form 8-A12B, including any amendment or report filed for purposes of updating such description	Filed on May 20, 2014.

Jagged Peak SEC Filings (File No. 001-37995)	Period or File Date
Annual Report on Form 10-K	Fiscal year ended December 31, 2018, filed on February 28, 2019.

Quarterly Reports on Form 10-Q	Quarterly period ended June 30, 2019, filed on August 8, 2019. Quarterly period ended March 31, 2019, filed on May 9, 2019.

Current Reports on Form 8-K and 8-K/A (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)	Filed on April 24, 2019, May 9, 2019, May 23, 2019, July 25, 2019 and October 15, 2019.

Proxy Statement for 2019 Annual Meeting of Jagged Peak stockholders on Schedule 14A	Filed on April 10, 2019.

The description of Jagged Peak common stock set forth in Jagged Peak’s Registration Statement on Form 8-A12B, including any amendment or report filed for purposes of updating such description	Filed on January 24, 2017.

In addition, Parsley and Jagged Peak incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Parsley special meeting and the Jagged Peak special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Parsley or Jagged Peak, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000 Austin, Texas 78701 (737) 704-2300	Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800 Denver, Colorado 80202 (720) 215-3700

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated            , 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither Parsley’s mailing of this joint proxy statement/prospectus to Parsley stockholders or Jagged Peak stockholders nor the issuance by Parsley of common shares in the merger will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Jagged Peak and Parsley made to the other in the merger agreement. Representations and warranties made by Jagged Peak, Parsley and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PARSLEY ENERGY, INC.,

JACKAL MERGER SUB, INC.

and

JAGGED PEAK ENERGY INC.

Dated as of October 14, 2019

ANNEX A

ANNEX B

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 14, 2019 (this “Agreement”), among Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share, of the Company (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of Class A common stock, par value $0.01 per share, of Parent (“Parent Class A Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Class A Common Stock and Parent Class B Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, as an inducement to Parent and the Company to enter into this Agreement, concurrently with the execution and delivery of the Agreement, (i) a certain stockholder of the Company (the “Company Designated Stockholder”) has entered into a voting and support agreement and (ii) a certain stockholder of Parent (the “Parent Designated Stockholder”) has entered into a voting an support agreement (such voting and support agreements described in clauses (i) and (ii) being the “Designated Stockholder Voting Agreements”);

WHEREAS, Parent desires to acquire 100% of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, immediately after the Effective Time, the Surviving Corporation shall be merged with and into a wholly owned limited liability company subsidiary of Parent organized under the laws of the State of Delaware (“LLC Sub”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned subsidiary of Parent; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1    Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2    Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Applicable Date	4.5(a)
Balance Sheet Date	4.6(a)
Book-Entry Shares	3.3(b)(ii)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Citi	4.22
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.9(e)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vi)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Designated Stockholder	Recitals
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)
Company SEC Documents	4.5(a)
Company Significant Subsidiaries	4.1
Company Stockholders Meeting	4.4
Company Tax Certificate	6.20(b)

Definition	Section
Confidentiality Agreement	6.7(b)
Continuing Employee	6.9(a)
Converted PSU	3.2(b)
Converted RSU	3.2(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
Designated Stockholder Voting Agreements	Recitals
DGCL	2.1
Divestiture Action	6.8(b)
e-mail	9.3
Effective Time	2.2(b)
Eligible Share	3.1(b)(i)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Share	3.1(b)(iii)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Integrated Mergers	Recitals
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
LLC Sub	Recitals
LLC Sub Merger	2.8
LLC Sub Merger Agreement	2.8
Material Company Insurance Policies	4.21
Material Parent Insurance Policies	5.21(a)
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Non-Cancelled Shares	3.1(b)(iii)
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(e)
Parent Affiliate	9.10
Parent Alternative Acquisition Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	6.4(d)(vii)
Parent Class A Common Stock	Recitals
Parent Class B Common Stock	5.2(a)
Parent Contracts	5.19(b)
Parent Designated Stockholder	Recitals
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14

Definition	Section
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	4.4
Parent Tax Certificate	6.20(b)
Payoff Letters	6.19
RBCCM	4.22
Registration Statement	4.8
Rights-of-Way	4.16
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
TPH	5.22
Transaction Litigation	6.11

ARTICLE II

THE MERGER

2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2    Closing.

(a)    The closing of the Merger (the “Closing”) shall take place by the exchange of documents by facsimile, PDF or other electronic means at 9:00 a.m., Houston time, on a date that is three Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4    Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Annex B, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.5    Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

2.6    Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub shall be the directors of the Surviving Corporation and the officers of the Company shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.7    Directors of Parent. Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time, the size of the Parent Board is increased by two members, and, prior to the Closing, (a) one member of the Company Board determined to be independent by the Parent Board and to be mutually agreed between the Company and Parent is appointed to the Parent Board as a Class II director, with a term ending at the 2022 annual meeting of Parent to fill one of the vacancies on the Parent Board created by such increase and with such new Class II director being appointed to the Nominating, Environmental, Social and Governance Committee of the Parent Board and (b) one member of the Company Board determined to be independent by the Parent Board and to be mutually agreed between the Company and Parent is appointed to the Parent Board as a Class I director, with a term ending at the 2021 annual meeting of Parent to fill the other vacancy on the Parent Board created by such increase and with such new Class I director being appointed to the Reserves Committee of the Parent Board; provided, that each such director will have executed, effective upon Closing, a director agreement in form and substance to be reasonably agreed by Parent and the Company prior to the Effective Time.

2.8    Post-Closing Merger. Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit A (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, Parent shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

3.1    Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)    Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)    Capital Stock of the Company.

(i)    Subject to the other provisions of this Article III, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and Non-Cancelled Shares, but including, for the avoidance of doubt, any Converted PSUs, the “Eligible Shares”) shall be converted into the right to receive from Parent that number of fully paid and nonassessable shares of Parent Class A Common Stock equal to the Exchange Ratio (together with any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.447.

(ii)    All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and (B) any dividends or other distributions in accordance with Section 3.3(g), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)    All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub) shall remain outstanding with appropriate adjustment to the number thereof to preserve the relative percentage interest in the Company represented by such shares (collectively, the “Non-Cancelled Shares”).

(c)    Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Class A Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Class A Common Stock (including options to purchase Parent Class A Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.2    Treatment of Equity Compensation Awards.

(a)    Company RSUs. Immediately prior to the Effective Time, each Company RSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of Parent, the Company or any holder thereof, be assumed by Parent and remain subject to the same terms and conditions as were applicable to such Company RSU, but shall be converted (a “Converted RSU”) into an award with respect to a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU and (y) the Exchange Ratio (rounded down to the nearest whole share of Parent Class A Common Stock). The shares of Parent Class A Common Stock subject to a Converted RSU will be delivered to the holder thereof in accordance with the terms of the Company RSU.

(b)    Company PSUs. Each Company PSU (whether vested or unvested) that is outstanding immediately prior to the Effective Time shall, at the Effective Time automatically, and without any action on the part of Parent, the Company or any holder thereof, be cancelled and converted (a “Converted PSU”) into a vested right to receive the number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU that are earned based on actual achievement of the performance criteria set forth in the applicable award agreement (as reasonably determined by the compensation committee of the Company Board after consultation with Parent), measured based on a truncated performance period that ends immediately prior to the Effective Time, and (y) the Exchange Ratio (rounded down to the nearest whole share of Parent Class A Common Stock). The shares of Parent Class A Common Stock subject to a Converted PSU will be delivered to the holder thereof in accordance with the terms of the Company PSU. The Company Board shall provide Parent with an estimate of the number of shares of Parent Class A Common Stock that will be subject to the Converted PSUs under this Section 3.2(b) at least three Business Days prior to the Effective Time.

(c)    Prior to the Effective Time, the Company Board and/or the compensation committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company RSUs and the Company PSUs pursuant to the terms of this Section 3.2, (ii) if requested by Parent in writing, cause the Company Equity Plan to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company RSUs or Company PSUs; provided, however, that nothing in this Section 3.2(c) shall prohibit the settlement of an award of Company PSUs or Converted PSUs after the Closing Date pursuant to the terms of such award.

3.3    Payment for Securities; Exchange.

(a)    Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration (including cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h)) to which such holders shall become entitled pursuant to this Article III. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Class A Common Stock issuable to in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Class A Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)    Payment Procedures.

(i)    Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(ii)    Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)    DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h), if any) and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)    No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)    With respect to Certificates, if payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g) payable in respect of such shares of Company Common Stock.

(c)    Termination of Rights. All Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) payable in respect of the Eligible Shares previously represented by such Certificates.

(d)    Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)    No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Class A Common Stock in accordance with Section 3.3(h)) and dividends or other distributions with respect to Parent Class A Common Stock pursuant to Section 3.3(g) payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g)    Distributions with Respect to Unexchanged Shares of Parent Class A Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Class A Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Class A Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Class A Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Class A Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Class A Common Stock, all whole shares of Parent Class A Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Class A Common Stock were issued and outstanding as of the Effective Time.

(h)    No Fractional Shares of Parent Class A Common Stock. No certificates or scrip or shares representing fractional shares of Parent Class A Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Class A Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Class A Common Stock multiplied by (ii) the volume weighted average price of Parent Class A Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, LLC Sub and the Exchange Agent and each of their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this

Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding.

3.4    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2017 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent and Merger Sub as follows:

4.1    Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company that constitutes a “significant subsidiary” of the Company within the meaning of Item 601(b)(21)(ii) of Regulation S-K (the “Company Significant Subsidiaries”), each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 11, 2019 (the “Measurement Date”): (A) 213,404,153 shares of Company Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) 1,684,659 Company RSUs were issued and outstanding and 1,213,728 Company PSUs were issued and outstanding at target performance levels; and (C) 17,747,482 shares of Company Common Stock remained available for issuance pursuant to the Company Equity Plan.

(b)    All outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2 and in the Designated Stockholder Voting Agreements and the Company Stockholders’ Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for changes since the Measurement Date resulting from the vesting of Company RSUs or Company PSUs outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Company Stockholders’ Agreement and the Designated Stockholder Voting Agreements, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (1) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

4.3    Authority; No Violations; Consents and Approvals.

(a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Merger, to the Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is

the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except for this Agreement, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

4.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or any other applicable Antitrust Laws, and the expiration or termination of the applicable waiting period with respect thereto or any consent or approval required pursuant to any other applicable Antitrust Laws; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5    SEC Documents; Financial Statements.

(a)    Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)    The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Company SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2019 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of the Company or its Subsidiaries and (iii) is not, and since January 1, 2019 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries.

4.6    Absence of Certain Changes or Events.

(a)    Since June 30, 2019 (the “Balance Sheet Date”), there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)    From the Balance Sheet Date through the date of this Agreement:

(i)    the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix) (except for clause (E) thereof), (xiii), (xv) or (xix) (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix) (except for clause (E) thereof), (xiii), (xv) or (xix)).

4.7    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2019 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2019; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xi); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Class A Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9    Company Permits; Compliance with Applicable Law.

(a)    The Company and its Subsidiaries hold and at all times since the Balance Sheet Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10    Compensation; Benefits.

(a)    Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Plans.

(b)    True, correct and complete copies of each of the material Company Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments) and summary plan description (with all summaries of material modifications thereto) and all material correspondence to or from any Governmental Entity received in the last three years.

(c)    Each Company Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    All material contributions required to be made by the Company or any of its Subsidiaries to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f)    Each Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan. With respect to any Company Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Plan is, a plan that is or was subject to Title IV of ERISA (including a “multiemployer plan” within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code. No Company Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)    Except as set forth on Schedule 4.10(h) of the Company Disclosure Letter, other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law and for which the recipient pays the full premium cost of coverage, no Company Plan provides retiree or post-employment or post-service medical or life insurance to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i)    Except as set forth on Schedule 4.10(h) of the Company Disclosure Letter or pursuant to the terms of Schedule 6.9(a) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any material benefits under any Company Plan, (iv) otherwise give rise to any material liability under any Company Plan,(v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, or (vi) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of the Company or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)    Each Company Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(k)    No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.11    Labor Matters.

(a)    Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and nor employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date. With respect to the Transactions, the Company and its Subsidiaries have satisfied all notice, consultation, bargaining, and consent obligations owed to their employees and their employees’ representatives under applicable Law or labor agreement.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    There is, and since the Applicable Date has been, no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12    Taxes.

(a)    All material Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries have been timely paid in full. All material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(c)    There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity. There are no Proceedings pending or, to the knowledge of the Company, threatened regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries.

(d)    Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of assumption, operation of Law, or otherwise.

(e)    Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(h)    The Company has made available to Parent complete and correct copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes which has been requested or will remain in effect as of the Closing.

(i)    There are no Encumbrances for material Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(j)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k)    Neither the Company nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(l)    After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)    The Company is, and has been since formation, properly classified for United States federal income tax purposes as a corporation. No Subsidiary of the Company is a foreign corporation.

4.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14    Intellectual Property.

(a)    The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a

“Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16    Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as it is presently conducted in the ordinary course, and subject to the limitations, qualifications, reservations and Encumbrances contained in any Company SEC Document, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Ryder Scott Company, L.P. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2018 (the “Company Reserve Report”), (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with Section 6.1(b)(v), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells that were drilled and completed (and plugged and abandoned) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

4.18    Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)    the Company and its Subsidiaries and their respective operations and assets are and since the Applicable Date have been in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws;

(b)    the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c)    there has been no Release of any Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, in each case which have resulted in liability to the Company or its Subsidiaries under Environmental Law, and, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned or operated by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d)    there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession or reasonable control of, the Company or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent.

4.19    Material Contracts.

(a)    Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $15,000,000 or aggregate payments in excess of $50,000,000;

(iii)    each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $20,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv)    any acquisition or divestiture contract that contains “earn -out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $20,000,000;

(v)    any contract pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $20,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $20,000,000 annually;

(vi)     each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $20,000,000 in any calendar year or aggregate payments in excess of $50,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(vii)    each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(viii)    each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(ix)    each ISDA Master Agreement for any Derivative Transaction;

(x)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(xi)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2019 that would reasonably be expected to be in excess of $25,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii)    each collective bargaining agreement to which the Company is a party or is subject;

(xiii)    each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xiv)    any contract (A) that provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons or any Hydrocarbon marketing, transportation, gathering, processing, storage or similar contract that is (1) in excess of 5,000 MMcf of natural gas per day, or 1,000 barrels of oil per day, in each case over a period of one month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years or (B) pursuant to which the Company reasonably expects to make aggregate payments in excess of $20,000,000 in any of the next three succeeding fiscal years or $50,000,000 over the life of the contract that, in the case of the contracts described in (A) or (B), has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days;

(xv)    each contract for any Company Related Party Transaction;

(xvi)    any contract that provides for a “take-or-pay” clause or minimum volume commitment; or

(xvii)    each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and

Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b)    Collectively, the contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20    Derivative Transactions.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

4.21    Insurance. Set forth on Schedule 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22    Opinions of Financial Advisors.

(a)    The Company Board has received the opinion of the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”), addressed to the Company Board to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Stock (other than the Company, Parent, Merger Sub and their respective affiliates). A copy of such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the receipt thereof (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

(b)    The Company Board has received the opinion of the Company’s financial advisor, RBC Capital Markets, LLC (“RBCCM”), addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of Eligible Shares of Company Common Stock. A copy of such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the receipt thereof (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.23    Brokers. Except for the fees and expenses payable to each of Citi and RBCCM, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24    Regulatory Matters.

(a)    The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.25    Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement, the Designated Stockholder Voting Agreements or the Transactions.

4.26    No Additional Representations.

(a)    Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this Article IV.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2017 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1    Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

5.2    Capital Structure.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 600,000,000 shares of Parent Class A Common Stock, (ii) 125,000,000 shares of Class B common stock, par value $0.01 per share, of Parent (“Parent Class B Common Stock”), and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Class A Common Stock and Parent Class B Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 281,240,390 shares of Parent Class A Common Stock were issued and outstanding, 35,420,258 shares of Parent Class B Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) the shares of Parent Class A Common Stock issued and outstanding include 1,176,897 shares of restricted Parent Class A Common Stock issued pursuant to Parent’s 2014 Amended and Restated Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); (C) 1,256,781 Parent RSUs were issued and outstanding and 358,240 Parent PSUs were issued and outstanding at target performance levels; and (D) 7,961,297 shares of Parent Class A Common Stock were reserved for issuance pursuant to the Parent Equity Plan.

(b)    All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. The Parent Class A Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Class A Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Class A Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b)(y) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3    Authority; No Violations; Consents and Approvals.

(a)    Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Class A Common Stock and Parent Class B Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance.

(b)    The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained) or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except for this Agreement, Parent is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

5.4    Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act or any other applicable Antitrust Laws, and the expiration or termination of the applicable waiting period with respect thereto or any consent or approval required pursuant to any other applicable Antitrust Laws; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5    SEC Documents; Financial Statements.

(a)    Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)    Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed in any Parent SEC Documents are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2019 there has not been, any illegal act or fraud, whether or not material, that involves management or employees of Parent or its Subsidiaries and (iii) is not, and since January 1, 2019 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries.

5.6    Absence of Certain Changes or Events.

(a)    Since the Balance Sheet Date, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)    From the Balance Sheet Date through the date of this Agreement:

(i)    Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(ii)    neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.2(b)(i), (vi), (vii), (viii) or (xii) (solely as it relates to the foregoing Sections 6.2(b)(i), (vi), (vii) or (viii)).

5.7    No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities provided for on the balance sheet of Parent dated as of June 30, 2019 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019; (b) liabilities not required to be shown on a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to June 30, 2019; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.2(b)(ix); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8    Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9    Parent Permits; Compliance with Applicable Law.

(a)    Parent and its Subsidiaries hold and at all times since the Balance Sheet Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10    Compensation; Benefits.

(a)    Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Plans.

(b)    True, correct and complete copies of each of the material Parent Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments) and summary plan description (with all summaries of material modifications thereto) and all material correspondence to or from any Governmental Entity received in the last three years.

(c)    Each Parent Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    There are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans, except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)    All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(f)    Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Plan. With respect to any Parent Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)    None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Plan is, a plan that is or was subject to Title IV of ERISA (including a “multiemployer plan” within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code. No Parent Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)    Except as set forth on Schedule 5.10(f) of the Parent Disclosure Letter, other than continuation coverage pursuant to Section, 4980B of the Code or any similar state Law and for which the recipient pays the full cost of the premium cost of coverage, no Parent Plan provides retiree or post-employment or post-service medical, or life insurance to any Person, and none of Parent or any of its Subsidiaries has any obligation to provide such benefits.

(i)    Except as set forth on Schedule 5.10(i) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employee of Parent to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of Parent, (iii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Plan, (iv) otherwise give rise to any material liability under any Parent Plan or (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Plan on or following the Effective Time.

(j)    No Parent Plan is maintained outside the jurisdiction of the United States or covers any employees of Parent whose services for Parent are primarily performed outside of the United States.

5.11    Labor Matters.

(a)    Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Parent or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Parent does not have knowledge of any activity of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date. With respect to the Transactions, Parent has satisfied all notice, consultation, bargaining, and consent obligations owed to its employees and its employees’ representatives under applicable Law or labor agreement.

(b)    There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization, or any other labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    There is, and since the Applicable Date has been, no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Parent and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2019, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12    Taxes.

(a)    All material Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all material respects. All material Taxes that are due and payable by Parent or any of its Subsidiaries have been timely paid in full. All material withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by Parent or any of its Subsidiaries.

(c)    There is no outstanding material claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity. There are no Proceedings pending or, to the knowledge of Parent, threatened regarding any material Taxes of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries.

(d)    Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries, or (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has any material liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of assumption, operation of Law, or otherwise.

(e)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)    No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries.

(h)    Parent has made available to Parent complete and correct copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes which has been requested or will remain in effect as of the Closing.

(i)    There are no Encumbrances for material Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(j)    Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes), or any election pursuant to Section 108(i) of the Code (or any similar provision of Law) made with respect to any taxable period ending on or prior to the Closing Date.

(k)    Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) of the Code.

(l)    After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(m)    Each of Parent and Merger Sub is, and has been since formation, properly classified for United States federal income tax purposes as a corporation. No Subsidiary of the Parent is a foreign corporation.

5.13    Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14    Intellectual Property.

(a)    Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries.

5.15    Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16    Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as it is presently conducted in the ordinary course, and subject to the limitations, qualifications, reservations and Encumbrances contained in any Parent SEC Document, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17    Oil and Gas Matters.

(a)    Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2018 (the “Parent Reserve Report”), (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of prior to the date hereof or (iii) permitted sales or dispositions after the date hereof in accordance with Section 6.2(b)(v), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, record or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)    Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are prepared by Parent and audited by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)    All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by Parent or any of its Subsidiaries related to such Wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such Wells that were drilled and completed (and plugged and abandoned) by Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

5.18    Environmental Matters. Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    Parent and its Subsidiaries and their respective operations and assets are and since the Applicable Date have been in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws;

(b)    Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)    there has been no Release of any Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, in each case which have resulted in liability to Parent or its Subsidiaries under Environmental Law, and neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned or operated by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(d)    there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession or reasonable control of, Parent or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company.

5.19    Material Contracts.

(a)    Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)    each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $100,000,000 or aggregate payments in excess of $200,000,000;

(iii)    each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $60,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(iv)    each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000,000 in any calendar year or over the life of the contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(v)    each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi)    each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii)    each collective bargaining agreement to which Parent is a party or is subject;

(viii)    each ISDA Master Agreement for any Derivative Transaction;

(ix)    each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent;

(x)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2019 that would reasonably be expected to be in excess of $100,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi)    each agreement under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xii)    any contract (A) that provides for the sale by Parent or any of its Subsidiaries of Hydrocarbons (1) in excess of 100 MMcf or 10,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years or (B) pursuant to which Parent reasonably expects to make aggregate payments in excess of $100,000,000 over the life of the contract that, in the case of the contracts described in (A) or (B), has a remaining term of greater than 60 days and does not allow Parent or such Subsidiary to terminate it without penalty to Parent or such Subsidiary within 60 days; or

(xiii)    each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Parent or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of Parent or any of its Subsidiaries, to which Parent or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of Parent and its Subsidiaries, taken as a whole.

(b)    Collectively, the contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.20    Derivative Transactions. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c)    The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

5.21    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)    Each of the material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement;

(b)    all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies; and

(c)    as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22    Opinion of Financial Advisor. The Parent Board has received the opinion of Tudor, Pickering, Holt & Co. (“TPH”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by TPH as set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent. A copy of such opinion will be provided (solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person).

5.23    Brokers. Except for the fees and expenses payable to TPH, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.24    Ownership of Company Capital Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Capital Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Capital Stock).

5.25    Business Conduct. Merger Sub was incorporated on October 14, 2019. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.26    Regulatory Matters.

(a)    Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)    All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.27    No Additional Representations.

(a)    Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.27 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this Article V.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1    Conduct of Company Business Pending the Merger.

(a)    Except as set forth on Schedule 6.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)    Except as set forth on Schedule 6.1(b) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Parent as of the date hereof or in respect of any Company RSUs or Company PSUs outstanding as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Company Equity Plan and applicable award agreements;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the vesting or lapse of any restrictions on any Company RSUs or Company PSUs outstanding on the date hereof as required by the terms of the Company Equity Plan and applicable award agreements as in effect on the date hereof; (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company; and (C) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii)    amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company Significant Subsidiaries (other than ministerial changes);

(iv)    (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than (y) acquisitions or licenses for which the consideration is less than $15,000,000 individually, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease,

swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) pursuant to a Company Contract in effect on the date of this Agreement, (B) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (C) sales, leases, exchanges or dispositions for which the cash consideration is less than $15,000,000 individually or $35,000,000 in the aggregate, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business or (F) swaps of assets or property in the Permian Basin, which may include cash consideration, of up to $15,000,000 in the aggregate for all such swap transactions;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)    change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    except as resulting from a change in or otherwise required by Law, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of the Company or its Subsidiaries;

(ix)    (A) grant any material increases in the compensation payable or to become payable to any of its directors, officers or key employees except as required by applicable Law or pursuant to a Company Plan existing as of the date hereof, (B) pay or agree to pay to any director, officer or key employee making an annualized salary of more than $300,000, whether past or present, any material pension, retirement allowance or other employee benefit not required by any of any Company Plan existing as of the date hereof; (C) other than as permitted by clause (E) of this paragraph, enter into any new, or materially amend any existing, material employment or severance or termination agreement with any director, officer or key employee making an annualized salary of more than $300,000; (D) establish any material Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of materially enhancing any benefits thereunder or terminate any Company Plan; or (E) terminate (other than for cause) any employee or engage any individual who provides material services in the capacity of an independent contractor or hire any employee (unless required to replace an employee whose employment has terminated as permitted herein, and unless the terms of employment for such replacement employee are comparable to those of the former employee being replaced);

(x)    recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)    (A) retire, repay, defease, repurchase or redeem all or any portion of the outstanding aggregate principal amount of the Company’s 5.875% Senior Unsecured Notes due 2026; (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, (2) by the Company that is owed to any wholly owned Subsidiary of the Company or by any

Subsidiary of the Company that is owed to the Company or a wholly owned Subsidiary of the Company, (3) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (4) additional Indebtedness in an amount not to exceed $15,000,000 or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);

(xii)     (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of existing Company Contract on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to contracts of the type described in Sections 4.19(a)(ix), (xiv), and (xvi) only, in the ordinary course of business consistent with past practice;

(xiii)    cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiv)    waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other Proceeding in respect of Taxes) other than (A) the settlement of such Proceedings involving only the payment of money (not covered by insurance) by the Company or any of its Subsidiaries of any amount exceeding $10,000,000 in the aggregate; and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.11;

(xv)    make or commit to make any capital expenditures that are, in the aggregate greater than 115% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvi)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xvii)    fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xviii)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)    agree to take any action that is prohibited by this Section 6.1(b).

6.2    Conduct of Parent Business Pending the Merger.

(a)    Except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)    Except as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly owned Subsidiary of Parent, (2) quarterly cash dividends by Parent on the shares of Parent Class A Common Stock not to exceed $0.03 per share, with customary record and payment dates, (3) the payment to holders of awards granted under the Parent Equity Plan of dividend equivalents that correspond to such dividends specified in clause (2), and (4) quarterly cash distributions by Parsley Energy, LLC on the units of Parsley Energy, LLC in connection with the payment of such dividends specified in clause (2); (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; and (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements and (2) the exchange of Parent Class A Common Stock for units of Parsley Energy, LLC and shares of Parent Class B Common Stock in accordance with Parent’s Organizational Documents and the Organizational Documents of Parsley Energy, LLC;

(ii)    offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Class A Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; (C) issuances of awards granted under the Parent Equity Plan in the ordinary course of business consistent with past practice; and (D) issuances of Parent Class A Common Stock in exchange for (i) shares of Parent Class B Common Stock in accordance with Parent’s Organizational Documents and (ii) units in Parsley Energy, LLC in accordance with the Organizational Documents of Parsley Energy, LLC;

(iii)    amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any Subsidiary of Parent that constitutes a “significant subsidiary” of Parent within the meaning of Item 601(b)(21)(ii) of Regulation S-K (other than ministerial changes);

(iv)    merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or assets or any corporation, partnership, association or other business organization or division thereof, other than (y) in one or more of such transactions involving oil and gas properties in the Permian Basin that do not involve consideration valued in excess of $75,000,000 in the aggregate, or (z) acquisitions of inventory or other similar assets in the ordinary course of business or pursuant to existing contracts;

(v)    sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) sales, leases exchanges or dispositions for which the cash consideration is less than $100,000,000 individually or $250,000,000 in the aggregate, (B) the sale of Hydrocarbons in the ordinary course of business, or (C) swaps of assets or property, which may include cash consideration, of up to $75,000,000 in the aggregate for all such swap transactions; provided, that substantially all of the assets received by Parent in any such swap are located in the Permian Basin;

(vi)    authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)    change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    except as resulting from a change in or otherwise required by Law, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle any material Tax claim, audit, assessment or dispute, surrender any right to claim a material refund, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, or take any action which is reasonably likely to result in a material increase in the Tax liability of Parent or its Subsidiaries;

(ix)     (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, (2) by Parent that is owed to any wholly owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly owned Subsidiary of Parent, (3) incurred or assumed in connection with any acquisition permitted by Section 6.2(b)(iv) (provided that the incurrence or assumption of such Indebtedness would not reasonably be expected to cause a downgrade in Parent’s credit rating), (4) refinancing Indebtedness issued or incurred to refinance any Indebtedness permitted by the foregoing clauses (1), (2), or (3); or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3), or (4);

(x)    take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would reasonably be expected to prevent or impede, the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xi)    take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xii)    agree to take any action that is prohibited by this Section 6.2(b).

6.3    No Solicitation by the Company.

(a)    From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within one Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the six months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b)    From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii)    furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement entered into in compliance with Section 6.3(e)(ii)); or

(v)    submit any Company Competing Proposal to the approval of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)    From and after the date of this Agreement, the Company shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a

Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within the shorter of one Business Day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within the shorter of one Business Day and 48 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)    Except as permitted by Section 6.3(e), the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii)    fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii)    approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v)    in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer; or

(vi)    if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five Business Days after the Company so requests in writing or (B) three Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii)    cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary:

(i)    the Company Board or any committee thereof may after consultation with its outside legal counsel, make such disclosures as the Company Board or any committee thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)    prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii) with any Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person and (2) such Company Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board or any committee thereof in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibits the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within the shorter of one Business Day and 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party and did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board or any committee thereof so chooses, the Company Board or any committee thereof may effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)    the Company Board or any committee thereof determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)    the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Company

Board or a committee thereof intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board or a committee thereof not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period; and

(iv)    prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board or a committee thereof so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)    the Company Board or a committee thereof determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)    the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)    the Company provides Parent written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Company Board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D)    after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)    During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board or a committee thereof determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board or a committee thereof and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(f) or (ii) but for the ability to avoid actions inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(f) during the 30 days prior to the date of this Agreement.

(g)    Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

6.4    No Solicitation by Parent.

(a)    From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal.

(b)    From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Parent Competing Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing

Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)    furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)    enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal; or

(v)    submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, in response to an inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information).

(c)    From and after the date of this Agreement, Parent shall promptly (and in any event within the shorter of one Business Day and 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within the shorter of one Business Day and 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within the shorter of one Business Day and 48 hours), of any material development regarding the status or terms of any such Parent Competing Proposal (including any amendments thereto) or material requests and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within the shorter of one Business Day and 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person.

(d)    Except as permitted by Section 6.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)    withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)    fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)    approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal;

(iv)    publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(v)    in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Class A

Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)    if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five Business Days after the Company so requests in writing or (B) three Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vii)    cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)    Notwithstanding anything in this Agreement to the contrary,

(i)    Parent, directly or indirectly through its Representatives, may after consultation with its outside legal counsel, make such disclosures as the Parent Board or any committee thereof determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii)    prior to, but not after, receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board or a committee thereof so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)    the Parent Board or a committee thereof determines in good faith after consultation with its financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)    the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)    Parent provides the Company written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Parent Board or a committee thereof intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)    after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)    at the end of the four Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board or a committee thereof takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(ii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(ii) shall be reduced to two Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f)    Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

6.5    Preparation of Joint Proxy Statement and Registration Statement.

(a)    Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b)    Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, (i) a mutually acceptable Joint Proxy Statement relating to matters submitted to the holders of Company Common Stock at the Company Stockholders Meeting and matters submitted to holders of Parent Capital Stock at the Parent Stockholders Meeting and (ii) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)    Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)    If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

6.6    Stockholders Approval.

(a)    The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date. The Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b)    Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except as permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Class A Common Stock and Parent Class B Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Class A Common Stock and Parent Class B Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date. Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c)    The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d)    Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of

Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)    Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7    Access to Information.

(a)    Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)    No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is regarding the value of the transaction or is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)    No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)    Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a Phase II) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)    No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)    The Confidentiality Agreement dated as of September 3, 2019 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.8    HSR and Other Approvals.

(a)    Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and 6.8(c), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing, in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Joint Proxy Statement). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Parent (which consent, subject to Section 6.8(b), may be withheld in Parent’s sole discretion).

(b)    As promptly as reasonably practicable following the execution of this Agreement, but in no event later than 15 Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings and in connection with obtaining all required consents, authorizations, orders, expirations, terminations, waivers, or approvals under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act, including requesting early termination of the HSR Act waiting period. Parent and the Company shall each use its reasonable best efforts to promptly make an appropriate response to any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Antitrust Laws designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the

European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from any Antitrust Authority. Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Outside Date; provided, further, however, that, notwithstanding any other provisions of this Agreement, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the event that any action challenging the Merger as violative of any Antitrust Law is threatened or instituted, Parent shall take such action, including any Divestiture Action except as would not have a Parent Material Adverse Effect, as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8(b) so as to preserve any applicable privilege.

(c)    Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay in any material respect the obtaining of clearance or the expiration or termination of the required waiting period under the HSR Act or any other applicable Antitrust Law.

6.9    Employee Matters.

(a)    For a period of 12 months following the Closing Date (or, if earlier, until the termination of employment of the relevant employee), Parent shall cause each employee who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation, LLC Sub or any of their Subsidiaries) on the Closing Date (a “Continuing Employee”) to be provided with (i) annual base salary or base wage rate that is no less favorable than the annual salary or base wage rate in effect for such Continuing Employee immediately prior to the date hereof, (ii) a target annual cash incentive opportunity that is no less favorable than the target annual cash incentive opportunity provided by Parent or its Subsidiaries to similarly situated employees of Parent or its Subsidiaries, and (iii) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, or post-termination or retiree health or welfare benefits) that are, in the aggregate, substantially comparable to those (excluding defined benefit pension, nonqualified deferred compensation, equity or equity-based, or post-termination or retiree health or welfare benefits) in effect for either (i) such Continuing Employee immediately prior to the date hereof through the Company Plans, or (ii) similarly situated employees of Parent or its Subsidiaries.

(b)    From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take commercially reasonable efforts to credit the Continuing Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than for any purposes with respect to any equity or equity-based benefits, “defined benefit plan” as defined in Section 3(35) of ERISA, disability benefits, retiree medical benefits or to the extent it would result in a duplication of benefits or duplicate compensation for the same period of service) in which the Continuing Employees participate, for such Continuing Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Plan in effect immediately prior to the Closing Date.

(c)    In the calendar year in which the Closing Date occurs, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Continuing Employee and his or her covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Plan to the extent such Continuing Employee and his or her covered, eligible dependents are covered under an analogous Company Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Plan and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred and contributions to flexible spending accounts prior to the Closing Date for which payments have been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Plan in effect immediately prior to the Closing Date.

(d)    From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation, LLC Sub and their respective Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control and other agreements, if any, between the Company (or a Subsidiary thereof) and an individual employed prior to the Closing Date by the Company or a Subsidiary thereof.

(e)    Prior to the Closing Date, if requested by Parent in writing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause each Company Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated effective no later than the Business Day preceding the Closing Date; provided, however, that such action may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(e) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. As soon as reasonably practicable following the Effective Time, Parent shall use commercially reasonable efforts to take any and all action as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (i) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan and (ii) cause each Continuing Employee to become a participant in the Parent 401(k) Plan as soon as reasonably practicable following the Closing Date (giving effect to the service crediting provisions of Section 6.9(b)).

(f)    For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, LLC Sub, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of the Closing Date for the calendar year in which the Closing Date occurs.

(g)    Nothing in this Section 6.9 is intended to (a) prevent Parent, the Surviving Corporation, LLC Sub or any of their Affiliates (i) from establishing, amending or terminating any of their respective Employee

Benefit Plans or any other benefit or compensation plan, policy, program, contract, agreement or arrangement or, after the Effective Time, any Company Plan or (ii) from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason or (b) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation and following the consummation of the LLC Sub Merger, LLC Sub) or any particular term or condition of employment or service.

(h)    Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee, Continuing Employee or other current or former employee of the Company or any of its Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9.

6.10    Indemnification; Directors’ and Officers’ Insurance.

(a)    Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at, or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three years.

(b)    Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c)    Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)    Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)    In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11    Transaction Litigation. Except for any Proceeding taken by any Antitrust Authority which shall be subject to Sections 6.8(b) and 6.8(c), in the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation and shall consider in good faith the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12    Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation, as applicable, other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13    Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14    Transfer Taxes. Except as otherwise provided in Section 3.3(b), all Transfer Taxes imposed with respect to the Merger or the transfer of shares of Company Common Stock pursuant to the Merger shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

6.15    Reasonable Best Efforts; Notification. Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI:

(a)    upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions; and

(b)    subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions).

6.16    Derivative Contracts. The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment or novation of any Derivative Transaction of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

6.17    Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.18    Stock Exchange Listing and Delisting. Parent shall take all action necessary to cause the Parent Class A Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 15 days following the Closing Date, the Company shall make available to Parent, at least ten Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.19    Prepayment of Company Credit Facility. Not less than three Business Days prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Parent from the administrative agent under the Company Credit Facility, a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, Debt Prepayment Expenses, and all fees, costs and expenses as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder the loan documents shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and such holder shall release and terminate all Liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility (the “Payoff Letters”), together with any applicable documents necessary to evidence the release and termination of all Liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

6.20    Tax Matters.

(a)    Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such Party from taking) any actions that could reasonably be expected to prevent the Integrated

Mergers from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will comply, to the extent reasonably expected to be necessary to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with all representations, warranties, and covenants contained in the Parent Tax Certificate and the Company Tax Certificate, respectively.

(b)    Parent and the Company will cooperate with one another to facilitate the issuance of the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d). In connection therewith, (i) Parent shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d), as applicable (the “Parent Tax Certificate”) and (ii) the Company shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 7.2(d) or Section 7.3(d), as applicable (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and Parent and the Company shall provide such other information as reasonably requested by each counsel for purposes of rendering the opinions described in Section 7.2(d) and Section 7.3(d).

(c)    This Agreement is intended to constitute and be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

6.21    Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.22    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)    Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b)    Regulatory Approval. Any waiting period or clearance applicable to the Transactions under the HSR Act and any other applicable Antitrust Laws shall have been terminated, expired or been obtained.

(c)    No Injunctions or Restraints. No Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d)    Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)    NYSE Listing. The shares of Parent Class A Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2    Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(b) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(b), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) (except for the second sentence of Section 4.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)    Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (a) have been satisfied.

(d)    Tax Opinion. Parent shall have received an opinion from Kirkland & Ellis LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), Kirkland & Ellis LLP shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.3    Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)    Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)    Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)    Tax Opinion. The Company shall have received an opinion from Vinson & Elkins LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(d), Vinson & Elkins LLP shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.4    Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1    Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)    by mutual written consent of the Company and Parent;

(b)    by either the Company or Parent:

(i)    if any Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)    if the Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on May 14, 2020 (such date being the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)    in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (a) or Section 7.3(a) or (a), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching Party of such breach and (ii) three Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv)    if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or

(c)    by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); and

(d)    by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

8.2    Notice of Termination; Effect of Termination.

(a)    A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)    In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

8.3    Expenses and Other Payments.

(a)    Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b)    If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three Business Days after notice of termination of this Agreement.

(c)    If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three Business Days after notice of termination of this Agreement.

(d)    If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval) and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval) and the Parent Termination Fee is not otherwise payable by Parent pursuant to this Section 8.3, then Parent shall pay the Company the Company Expenses, in each case, no later than three Business Days after notice of termination of this Agreement.

(e)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination, and (ii) within twelve months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d)(i). For purposes of this Section 8.3(e), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f)    If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable

Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination, and (ii) within twelve months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d)(ii). For purposes of this Section 8.3(f), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(g)    In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Parent Expenses. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee or more than one payment of Company Expenses. If the Company receives the Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1    Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2    Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and Article III, and Section 4.26 (No Additional Representations), Section 5.27 (No Additional Representations), Section 6.7(a)(i) and 6.7(b) (Access to Information), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), Section 6.20 (Tax Matters) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3    Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent or Merger Sub, to:

Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701
Attention: General Counsel
E-mail: CRoberts@parsleyenergy.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Sean T. Wheeler, P.C.
Julian Seiguer, P.C.
Kim Hicks
E-mail: sean.wheeler@kirkland.com
julian.seiguer@kirkland.com
kim.hicks@kirkland.com
(ii) if to the Company, to:

Jagged Peak Energy Inc.
1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention: General Counsel
E-mail: chumber@jaggedpeakenergy.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill
Facsimile: (713) 615-5956
E-mail: sgill@velaw.com

9.4    Rules of Construction.

(a)    Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)    The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, or as an exception to Section 6.1 or Section 6.2, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties, or all other subclauses of Section 6.1 or Section 6.2, to the extent that the relevance of such item to such representations or warranties, or to such other subclauses of Section 6.1 or Section 6.2, is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)    All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)    In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); any Governmental Entity include any successor to that Governmental Entity; (ii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iii) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (iv) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its representatives, in each case, prior to the execution of this Agreement.

9.5    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6    Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, Designated Stockholder Voting Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock or, where applicable, Converted PSUs, to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s Willful and Material Breach of this Agreement or intentional fraud, then the Company’s stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

9.7    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8    Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10    Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including any Company Designated Stockholder and any Affiliate of any Company Designated Stockholder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) any Company Designated Stockholder or any Affiliate of any Company Designated Stockholder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the applicable Designated Stockholder Voting Agreement or the transactions contemplated hereby or thereby, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the applicable Designated Stockholder Voting Agreement between such Company Designated Stockholder and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby or thereby, and the Company hereby waive and release all claims of any such liability and obligation.

9.11    Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12    Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13    Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.14    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, Company or the Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on banks in the State of New York are authorized or obligated to be closed.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of February 1, 2017, by and among Jagged Peak Energy Inc., as parent guarantor, Jagged Peak Energy LLC, as borrower, Wells Fargo Bank, National Association, as administrative agent and issuing lender, and the lenders named therein, as further amended and supplemented.

“Company Equity Plan” means the Jagged Peak 2017 Long-Term Incentive Plan.

“Company Expenses” means a cash amount equal to $54,010,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

Annex A

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company PSUs” means any performance stock units granted under the Company Equity Plan.

“Company Related Party Transaction” means any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries.

“Company RSUs” means any restricted stock units (other than Company PSUs) granted under the Company Equity Plan.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.

“Company Stockholders’ Agreement” means that certain Stockholders’ Agreement by and among the Company, Q-Jagged Peak Investment Partners, LLC, Jagged Peak Management Holdings LLC and the individuals designated as Management therein, dated as of February 1, 2017.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

“Company Termination Fee” means $57,435,000.

Annex A

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Debt Prepayment Expenses” means all prepayment or termination fees, expenses or breakage costs, redemption prices or premiums (including any “make-whole” premiums) and penalties in each case payable in connection with any redemption, prepayment, defeasance or other satisfaction of amounts for any outstanding Indebtedness of the Company and its Subsidiaries under the Company Credit Facility.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DTC” means The Depositary Trust Company.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, contract agreement, arrangement, program or practice.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

Annex A

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (d) indebtedness of others as described in clauses (a) through (c) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, injunction, award, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

Annex A

“Lien” means any claim, lien, option to purchase or lease, right of first offer or refusal, buy-sell agreement, defect in title, charge, condition, easement, right-of-way, encroachment, building or use restriction, conditional sales agreement, title retention agreement, restriction on transfer, voting agreement, voting trust, proxy, preemptive right (whether statutory or contractual), member/shareholder or similar agreement, adverse claim (as defined in Section 8-102(a)(1) of the Uniform Commercial Code), mortgage, deed of trust, pledge, hypothecation, Encumbrance, security interest or other lien of any kind.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no effect (by itself or when aggregated or taken together with any and all other such effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)    general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)    conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)    conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)    political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)    the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)    any actions taken or failure to take action, in each case, to which the other Party has requested;

(viii)    compliance with the terms of, or the taking of any action expressly permitted by, this Agreement;

(ix)    the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable), the public announcement of this Agreement or the Transactions (provided that this clause (ix) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(x)    any litigation brought by any holder of Company Capital Stock against the Company or holder of Parent Capital Stock against Parent, or against any of their respective Subsidiaries and/or respective directors or officers relating to the Merger and any of the other Transactions or this Agreement;

Annex A

(xi)    changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

(xii)    any changes in such Person’s stock price or the trading volume of such Person’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or

(xiii)    any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by this Agreement;

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry in the Permian Basin (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all right, title and interest in (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests and other non-working interests and non-operating interests derived from Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments or other similar agreements or instruments, surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of

Annex A

Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Class A Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Class A Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Expenses” means a cash amount equal to $16,410,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement. (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement).

“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent PSUs” means any performance-based restricted stock units granted under the Parent Equity Plan.

“Parent RSUs” means any restricted stock units (other than Parent PSUs) granted under the Parent Equity Plan.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Termination Fee” means $189,035,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)    to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, organizational documents and other similar agreements and documents;

(b)    contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP;

Annex A

(c)    Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

(d)    Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)    such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)    all easements, conditions, covenants, restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)    any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)    Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i)    Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

Annex A

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means (i) any and all taxes and similar charges, levies or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, escheat and unclaimed property obligations, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Governmental Entity, and (ii) any and all liabilities in respect an item described in clause (i) payable under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or by reason of contract, assumption, operation of Law, or otherwise.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Transactions” means the Integrated Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

Annex A

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

Annex A

ANNEX B

October 14, 2019

The Board of Directors

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

Dear Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to Parsley Energy, Inc. (“Parsley”) of the Merger Consideration (as defined below) to be paid by Parsley pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among Parsley, Jackal Merger Sub, Inc., a wholly owned subsidiary of Parsley (“Merger Sub”), and Jagged Peak Energy Inc. (“Jagged Peak”). The Agreement provides for, among other things, the merger of Merger Sub with and into Jagged Peak (the “Merger”) pursuant to which Jagged Peak will be the surviving corporation, and the conversion of each issued and outstanding share of common stock, par value $0.01 per share, of Jagged Peak (the “Jagged Peak Common Stock”) (other than any shares of Jagged Peak Common Stock held in the treasury of Jagged Peak or otherwise owned by Parsley or Merger Sub) into the right to receive 0.4470 shares of class A common stock, par value $0.01 per share (the “Parsley Class A Common Stock”), of Parsley (the “Merger Consideration”). Each of Parsley, Merger Sub and Jagged Peak are referred to herein as a “Party” and collectively the “Parties.” The transactions contemplated by the Agreement are referred to herein as the “Transaction.”

Tudor Pickering Holt & Co Advisors LP (“TPH”) and its affiliates, including Perella Weinberg Partners (the “TPH Group”), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. The TPH Group also engages in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, the TPH Group may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Parsley, any of the other Parties and any of their respective affiliates and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Transaction and the other matters contemplated by the Agreement. In addition, the TPH Group and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Jagged Peak, Parsley, other prospective purchasers or their respective equityholders or affiliates. We have acted as financial advisor to Parsley in connection with, and have participated in certain negotiations leading to, the Transaction. We expect to receive fees for our services, the principal portion of which is contingent upon the consummation of the Transaction, and Parsley has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We have previously provided financial advisory services to you on unrelated matters and we may provide investment banking or other financial services to Jagged Peak, Parsley or any of the other Parties or their respective shareholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, we may receive compensation.

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The Board of Directors

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

In connection with this opinion, we have reviewed, among other things, (i) a draft of the Agreement dated October 13, 2019; (ii) annual reports to stockholders and the Annual Report on Form 10-K of Jagged Peak for the year ended December 31, 2018; (iii) annual reports to stockholders and the Annual Report on Form 10-K of Parsley for the year ended December 31, 2018; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Jagged Peak and Parsley; (v) certain other communications from Jagged Peak and Parsley to their respective stockholders; (vi) certain internal financial information and forecasts for Parsley prepared by the management of Parsley; (vii) certain hydrocarbon resource and production data and forecasts for Parsley prepared by the management of Parsley; (viii) certain internal financial information and forecasts and certain hydrocarbon resource and production data and forecasts for Jagged Peak (including two operational cases) prepared by the management of Parsley based on certain data provided by Jagged Peak management; (ix) certain internal financial information and forecasts for the pro forma combined company prepared by the management of Parsley (together with the forecasts referred to in clauses (vi)—(ix) herein, the “Forecasts”); (x) certain publicly available research analyst reports with respect to the future financial performance of Jagged Peak and Parsley; and (xi) certain cost savings and operating synergies projected by the management of Parsley to result from the Transaction (the “Synergies”). The Forecasts and Synergies reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures made by the management of Parsley that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analysis and this opinion. We also have held discussions with members of the senior managements of Jagged Peak and Parsley regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective entities. In addition, we have reviewed the reported price and trading activity for Jagged Peak Common Stock and Parsley Class A Common Stock, compared certain financial and stock market information for Jagged Peak and Parsley with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parsley as to the future financial performance of Parsley, Jagged Peak and Parsley and Jagged Peak combined (as applicable), and provide a reasonable basis upon which to evaluate the Transaction. We have also assumed, with your consent, that the Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Parsley to result from the Transaction have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Parsley, and provide a reasonable basis upon which to evaluate the Transaction.

We express no view or opinion with respect to the Forecasts or the Synergies or the assumptions on which they are based and we have further assumed, among other things, that (i) the executed Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft versions we have examined, referenced above, (ii) the Transaction will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended (the “IRC”), (iii) the representations and warranties

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Tudor Pickering Holt & Co Advisors LP  |  Members FINRA/SIPC

The Board of Directors

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all material respects, (iv) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (v) all conditions to the consummation of the Transaction will be satisfied without material amendment or waiver thereof, (vi) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction will be obtained without, in the case of each of the foregoing clauses (i) – (v), any material adverse effect on Jagged Peak, Parsley, Merger Sub, the holders of Jagged Peak Common Stock or Parsley Class A Common Stock, or the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Jagged Peak or any of its subsidiaries or Parsley or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of Parsley to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to Parsley. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration to be paid by Parsley pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, creditors or other constituencies of Jagged Peak or Parsley or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Jagged Peak or Parsley, or any class of such persons, in connection with the Transaction, whether relative to the Merger Consideration to be paid by Parsley pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which shares of Jagged Peak Common Stock or Parsley Class A Common Stock or the securities of any other party will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parsley in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to how any holder of interests in Parsley or Jagged Peak should vote with respect to such Transaction or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Parsley pursuant to the Agreement is fair from a financial point of view to Parsley.

Very truly yours,

TUDOR PICKERING HOLT & CO ADVISORS LP

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ANNEX C

Opinion of Citigroup Global Markets Inc.

October 14, 2019

The Board of Directors

Jagged Peak Energy Inc.

1401 Lawrence Street, Suite 1800

Denver, Colorado 80202

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Jagged Peak Energy Inc. (“Jagged Peak”), other than as specified herein, of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Parsley Energy, Inc. (“Parsley”), Jackal Merger Sub, Inc., a wholly owned subsidiary of Parsley (“Merger Sub”), and Jagged Peak. As more fully described in the Agreement, Merger Sub will be merged with and into Jagged Peak (the “Merger”), with Jagged Peak as the surviving corporation (the “Surviving Corporation”), and each outstanding share of the common stock, par value $0.01 per share, of Jagged Peak (“Jagged Peak Common Stock”) not held by any direct or indirect subsidiary of Jagged Peak or Parsley will be converted into the right to receive 0.447 (the “Exchange Ratio”) of a share of Class A common stock, par value $0.01 per share, of Parsley (“Parsley Class A Common Stock”). We also understand that, subsequent to the Merger, the Surviving Corporation will be merged with and into a wholly owned limited liability company subsidiary of Parsley (“LLC Sub”), with LLC Sub as the surviving entity (the “LLC Sub Merger” and, together with the Merger and the other transactions contemplated by the Agreement, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our opinion, we reviewed an execution version, provided to us on October 14, 2019, of the Agreement and held discussions with certain senior officers, directors and other representatives of Jagged Peak and certain senior officers and other representatives of Parsley concerning the businesses, operations and prospects of Jagged Peak and Parsley. We reviewed certain publicly available and other business and financial information relating to Jagged Peak and Parsley provided to or discussed with us by the respective managements of Jagged Peak and Parsley, including certain financial forecasts and other information and data relating to Jagged Peak and Parsley provided to or discussed with us by the management of Jagged Peak, certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of Jagged Peak and certain information and data provided to or discussed with us by the managements of Jagged Peak and Parsley relating to potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by such managements to result from the Transaction. We also reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices of Jagged Peak Common Stock and Parsley Class A Common Stock; the financial condition and certain historical and projected financial and operating data of Jagged Peak and Parsley; and the capitalization of Jagged Peak and Parsley. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of Jagged Peak and Parsley. We also reviewed, for informational reference, certain potential pro forma financial effects of the Transaction relative to Jagged Peak and Parsley each on a standalone basis utilizing the financial forecasts and other information and data relating to Jagged Peak and Parsley and the potential cost savings, strategic implications and financial and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

Jagged Peak and Parsley, as the case may be, that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data that we have been directed to utilize in our analyses, we have been advised by the managements of Jagged Peak and Parsley, as applicable, and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements as to, and are a reasonable basis upon which to evaluate, the future financial performance of Jagged Peak and Parsley, the potential cost savings, strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Jagged Peak and Parsley to result from, and other potential pro forma financial effects of, the Transaction and the other matters covered thereby. With respect to the future commodity price estimates and assumptions that we have been directed to utilize in our analyses, we have assumed, with your consent, that they are a reasonable and appropriate basis upon which to evaluate the matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.

We have relied upon the assessments of the managements of Jagged Peak and Parsley, as the case may be, as to, among other things, (i) the oil, natural gas and natural gas liquids reserves, and acquisition, drilling, completion, production and development activities and exploration projects, of Jagged Peak and Parsley, and related expenditures and capital funding requirements for Jagged Peak’s and Parsley’s operations, (ii) the potential impact on Jagged Peak and Parsley of macroeconomic, geopolitical, market, competitive, seasonal, cyclical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil, natural gas and natural gas liquids industry, including with respect to the geographical regions and basins in which Jagged Peak and Parsley operate, environmental regulations and commodity pricing and supply and demand for oil, natural gas and natural gas liquids, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (iii) Jagged Peak’s and Parsley’s respective existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, service providers, derivatives counterparties and other commercial relationships, and (iv) the ability of Parsley to integrate the businesses and operations of Jagged Peak and Parsley. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on Jagged Peak, Parsley or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or, except for certain reserve reports relating to Jagged Peak and Parsley, been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Jagged Peak, Parsley or any other entity nor have we made any physical inspection of the properties or assets of Jagged Peak, Parsley or any other entity. We do not conduct or provide geological, environmental or other technical assessments and are not experts in the evaluation of oil, natural gas liquids or natural gas reserves or properties and we express no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof and associated expenditures), of any properties of Jagged Peak, Parsley or any other entity. We have not evaluated the solvency or fair value of Jagged Peak, Parsley or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on Jagged Peak, Parsley or any other entity of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations.

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Jagged Peak, Parsley or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and will otherwise qualify for the intended tax treatment contemplated by the Agreement. Our opinion, as set forth herein, relates to the relative values of Jagged Peak and Parsley. We are not expressing any view or opinion as to the actual value of Parsley Class A Common Stock when issued as contemplated in the Transaction or the prices at which Jagged Peak Common Stock, Parsley Class A Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Representatives of Jagged Peak have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Jagged Peak, Parsley or the Transaction (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Jagged Peak as to such matters. In connection with our engagement, we were not requested to, and we did not, solicit third-party indications of interest in the acquisition of all or a part of Jagged Peak; however, at Jagged Peak’s direction, we held preliminary discussions with selected third parties that had been contacted by Jagged Peak regarding such parties’ potential interest in a possible acquisition or other strategic transaction involving Jagged Peak.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of Jagged Peak held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein), aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any voting and support agreements, registration rights agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Jagged Peak to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Jagged Peak or the effect of any other transaction which Jagged Peak might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industry in which Jagged Peak and Parsley operate, have experienced and may continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on Jagged Peak, Parsley or the Transaction (including the contemplated benefits thereof).

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

Citigroup Global Markets Inc. has acted as financial advisor to Jagged Peak in connection with the proposed Transaction and will receive a fee for such services, of which a portion is payable upon the delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. We also may be entitled to an additional fee payable, at Jagged Peak’s discretion, upon the consummation of the Transaction. Jagged Peak also has agreed to reimburse our expenses and to indemnify us against certain liabilities arising from our engagement.

As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Jagged Peak and/or certain of its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the approximately past two years, having acted or acting as (i) co-manager in connection with a debt offering of an affiliate of Jagged Peak and (ii) a lender under certain credit facilities of Jagged Peak and/or its affiliates. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Jagged Peak’s affiliate, Quantum Energy Partners (“Quantum”), and/or certain of its affiliates and portfolio companies (other than Jagged Peak), for which services we and our affiliates have received and expect to receive compensation, including, during the approximately past two years, having acted or acting as (i) financial advisor to certain portfolio companies of Quantum in connection with sale and acquisition transactions, (ii) joint bookrunner for a debt offering of a portfolio company of Quantum and (iii) lead or joint lead arranger and/or administrative agent for, and as a lender under, credit facilities of certain portfolio companies of Quantum. As you further are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Parsley and/or certain of its affiliates, for which services we and our affiliates have received and expect to receive compensation, including, during the approximately past two years, having acted or acting as (i) co-manager in connection with a debt offering of Parsley and (ii) a lender under certain credit facilities of Parsley and/or its affiliates. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Jagged Peak, Parsley and certain portfolio companies of Quantum and/or their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Jagged Peak, Parsley, Quantum and certain of its portfolio companies and/or their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Jagged Peak (in its capacity as such) in its evaluation of the proposed Transaction. Our opinion is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder should vote or act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to holders of Jagged Peak Common Stock (other than Jagged Peak, Parsley, Merger Sub and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

ANNEX D

Opinion of RBC Capital Markets, LLC

October 14, 2019

The Board of Directors

Jagged Peak Energy Inc.

1401 Lawrence Street, Suite 1800

Denver, CO 80202

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Jagged Peak Energy Inc., a Delaware corporation (“Company”), of the Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Company. The Merger Agreement provides for, among other things, (i) the merger of Merger Sub with and into Company (the “Merger”) pursuant to which each outstanding share of the common stock, par value $0.01 per share, of Company (“Company Common Stock”) will be converted (other than (i) any shares of Company Common Stock held by Company as treasury shares or by Parent or Merger Sub immediately prior to the effectiveness of the Merger (the “Effective Time”), and, in each such case, not held on behalf of third parties, and (ii) any shares of Company Common Stock held by any other direct or indirect subsidiary of Company or Parent (such shares of Company Common Stock other than those described in clauses (i) and (ii), “Eligible Shares”)) into the right to receive 0.447 (the “Exchange Ratio”) shares of Class A common stock, par value $0.01 per share, of Parent (“Parent Class A Common Stock”), and (ii) immediately after the Effective Time, Company will be merged with and into a wholly owned Delaware limited liability company subsidiary of Parent (the “LLC Merger” and, together with the Merger, the “Mergers”). The terms and conditions of the Mergers are set forth more fully in the Merger Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates may act as a market maker and broker in the publicly traded securities of Company, Parent and/or other entities involved in the Merger or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Company, Parent and/or other entities involved in the Merger or their respective affiliates for our or our affiliates’ own account or for the account of customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities. We are acting as financial advisor to Company in connection with the Mergers and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Merger. We also may be entitled to an additional fee payable, at Company’s discretion, upon consummation of the Merger. In addition, Company has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and certain of our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and financial advisory services to Company, Parent and certain of their respective affiliates unrelated to the Mergers, for which services RBCCM and our affiliates have received and expect to receive customary compensation, including, since the beginning of RBCCM’s 2017 fiscal year (November 1, 2016), having acted or acting as (a) with respect to Company, a (i) lender under certain credit facilities of Company, (ii) joint bookrunner in connection with the initial public offering of Company Common Stock in 2017 and (iii) joint bookrunner in connection with a Company senior notes offering in 2018, (b) with respect to Parent, a

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

(i) lender under certain credit facilities of Parent, (ii) joint active bookrunner in connection with a Parent senior notes offering in 2016 and co-manager in connection with a Parent senior notes offering in 2017 and (iii) joint bookrunner in connection with a follow-on offering of Parent Class A Common Stock in 2017 and (c) with respect to certain portfolio companies of Quantum Energy Partners, an affiliate of Company, a (i) lender under certain credit facilities of eight such portfolio companies and (ii) financial advisor to three such portfolio companies in connection with six transactions involving the sale of assets in 2017, 2018 and 2019, respectively.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of a draft, labeled “Execution Version”, of the Merger Agreement;

(ii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Company made available to us from published sources and internal records of Company;

(iii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to Parent made available to us from published sources and internal records of Parent;

(iv)

we reviewed (a) financial projections and other estimates and data relating to Company, prepared by the management of Company (the “Standalone Company Projections”), as well as financial projections and other estimates and data relating to Parent, prepared by management of Parent, as adjusted by management of Company (the “Standalone Parent Projections” and, together with the Standalone Company Projections, the “Standalone Projections”), all of which included estimates regarding certain tax attributes expected to result from the utilization of net operating loss carryforwards of Company and Parent (collectively, “Tax Attributes”), (b) certain crude oil, natural gas and natural gas liquids reserve information regarding proved and unproved crude oil, natural gas and natural gas liquids reserves and undeveloped resources of Company, prepared by the management of Company (the “Company Resource Information”), and certain crude oil, natural gas and natural gas liquids reserve information regarding proved and unproved crude oil, natural gas and natural gas liquids reserves and undeveloped resources of Parent, prepared by management of Parent, as adjusted by management of Company (the “Parent Resource Information” and, together with the Company Resource Information, the “Resource Information”), which, in each case, included the discounting of categories of crude oil, natural gas and natural gas liquids reserves and undeveloped resources information by the management of Company, as well as (c) certain future crude oil, natural gas and natural gas liquids commodity price assumptions, all of which financial projections and other estimates and data and crude oil, natural gas and natural gas liquids reserves and undeveloped resources information we were directed by management of Company to utilize for purposes of our analyses and opinion;

(v)

we conducted discussions with members of the senior management of Company and members of Quantum Energy Partners, an affiliate of Company, relating to the respective businesses, prospects and financial outlook of Company, Parent and the combined post-Mergers company, and certain future crude oil, natural gas and natural gas liquids commodity price assumptions, which consisted of strip pricing and Wall Street research analyst consensus pricing estimates for such commodities, as provided by management of Company;

(vi)	we reviewed the reported prices and trading activity for Company Common Stock and Parent Class A Common Stock;

(vii)

we compared certain financial metrics of Company and Parent with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating Company and Parent; and

(viii)	we considered other information and performed other studies and analyses as we deemed appropriate.

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to, or discussed with us by, or on behalf of, Company or Parent (including, without limitation, financial statements and related notes), and upon the assurance of the management and other representatives of Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We also have assumed (a) at the direction of the management of Company and with your consent, that (i) each of the Standalone Projections and the Resource Information that we were directed to utilize in our analyses, including potential Tax Attributes, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Company as to the future financial performance of each of Company and Parent, as applicable (subject, in the case of the Standalone Projections, to the varying underlying future crude oil, natural gas and natural gas liquids commodity price assumptions), and (ii) the future crude oil, natural gas and natural gas liquids commodity price assumptions referenced above are reasonable bases upon which to evaluate Company and Parent, and (b) with your consent, that the financial results reflected therein will be realized in the amounts and at the times projected (subject, in the case of the Projections, to the varying underlying future crude oil, natural gas and natural gas liquids commodity price assumptions). We express no opinion as to any such financial projections, other estimates and data, and crude oil, natural gas and natural gas liquids reserve information, or the assumptions upon which they are based. We have relied upon the assessments of the management of Company as to future crude oil, natural gas and natural gas liquids drilling and production, market and cyclical trends and prospects relating to the crude oil, natural gas and natural gas liquids industry, regulatory matters with respect thereto and the potential impact thereof on each of Company and Parent, and we have assumed that there will be no developments with respect to any of the foregoing that would be meaningful to our analyses or opinion. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Company, Parent or the Mergers that would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to Company, Parent or any other entity and we have not been furnished with any such valuations or appraisals, other than (i) certain other Midland Basin assets and (ii) the Resource Information. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the property or facilities of Company, Parent or any other entity. We are not experts in the evaluation of crude oil, natural gas and natural gas liquids reserves, drilling or production levels and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing), of any crude oil, natural gas or natural gas liquids reserves of Company, Parent, or otherwise. We also express no view as to future crude oil, natural gas, natural gas liquids and related commodity prices utilized in our analyses, which prices are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Company, Parent or any other entity. We have not evaluated the solvency or fair value of Company, Parent or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Mergers will be consummated in all material respects in accordance with the terms of the Merger Agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Mergers, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have a material adverse effect on Company, Parent or the Mergers (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed that the Mergers, taken together, will qualify for the intended tax

The Board of Directors

Jagged Peak Energy Inc.

October 14, 2019

treatment contemplated by the Merger Agreement. In addition, we have assumed that the final executed Merger Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken any obligation to update, revise or reaffirm this opinion for events occurring after the date hereof. Our opinion, as set forth herein, relates to the relative values of Company Common Stock and Parent Class A Common Stock. We are not expressing any opinion as to the actual value of Parent Class A Common Stock when issued or distributed in the Merger or the price or range of prices at which Company Common Stock, Parent Class A Common Stock or any other securities of Company or Parent may trade or otherwise be transferable at any time, including following announcement or consummation of the Mergers. As you are aware, the crude oil and natural gas commodity markets, and the industries in which Company and Parent operate, have experienced and continue to experience, volatility and we express no opinion or view as to any potential effects of such volatility on Company or Parent (or their respective businesses) or the Mergers (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of Company (in its capacity as such) in connection with its evaluation of the Mergers. We express no opinion and make no recommendation to any shareholder as to how such shareholder should vote or act with respect to the Mergers or any proposal to be voted upon in connection with the Mergers or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Company held by such holders. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Mergers or the Merger Agreement, including, without limitation, the form or structure of the Mergers or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Mergers or otherwise. Our opinion also does not address the underlying business decision of Company to engage in the Mergers or the relative merits of the Mergers compared to any alternative business strategy or transaction that may be available to Company or in which Company might engage. We do not express any opinion or view with respect to, and we have relied upon the assessments of Company and its representatives regarding, legal, regulatory, tax, accounting and similar matters, as to which we understand that Company has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Exchange Ratio or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on Company’s behalf with respect to the acquisition of all or a part of Company.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to holders of Eligible Shares of Company Common Stock.

Very truly yours,

RBC CAPITAL MARKETS, LLC

ANNEX E

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of October 14, 2019 (the “Agreement”), between Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Bryan Sheffield, an individual residing in the State of Texas (the “Holder”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company and Merger Sub are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub, a direct, wholly owned Subsidiary of Parent with and into the Company (the “Merger”), as a result of which the Company shall be the Surviving Corporation and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of (i) 10,399,957 shares of Class A common stock, par value $0.01 per share, of Parent (the “Parent Class A Common Stock”) and (ii) 22,098,751 shares of Class B common stock, par value $0.01 per share, of Parent (“Parent Class B Common Stock” and, together with the Parent Class A Common Stock, the “Parent Common Stock,” and such shares of Parent Class A Common Stock and Parent Class B Common Stock of which the Holder is the Beneficial Owner, the “Shares”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Shares; and

WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Shares, and to vote its Shares in a manner so as to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1    Definitions. This Agreement is one of the “Designated Stockholder Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Shares owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Shares subject to Article III that is less than the amount of Shares subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN SHARES

2.1    Transfer and Encumbrance of Shares.

(a)    From the date hereof until the Termination Date (as defined below), the Holder shall not, with respect to any Shares Beneficially Owned by the Holder, (i) Transfer any such Shares or (ii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b)    Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Shares to one or more Affiliates who (A) is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent and the Company prior to the consummation of such transfer; (ii) Transfer Shares with the prior written consent of Parent and the Company; or (iii) Transfer Shares to the extent permitted by Rule 144 of the Securities Act of 1933, as amended, and subject to the volume limitations included therein.

(c)    Nothing in this Agreement shall prohibit direct or indirect transfers of any Shares by the Holder to an Affiliate of the Holder; provided, that a Transfer described in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement.

2.2    Additional Purchases; Adjustments. The Holder agrees that any shares of Parent Common Stock and any other shares of capital stock or other equity of Parent that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares as of the date hereof, and the Holder shall promptly notify Parent of the existence of any such after acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Shares in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, the Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares. If any involuntary Transfer of any of the Holder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1    Agreement to Vote. Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Shares:

(a)    in favor of the Parent Share Issuance (as defined in the Merger Agreement) (the “Transaction Matters”); and

(b)    against (A) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement; (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (C) any action or agreement that would reasonably be expected to result in (1) any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled or (2) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (D) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Shares, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Shares in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Shares to amend, modify or waive any provision of the Merger Agreement in a manner that increases the amount, or changes the form of, the Merger Consideration payable pursuant to the Merger Agreement, removes any material restrictions on or additional material conditions on the payment of the Merger Consideration, extends the Outside Date or otherwise adversely affects such Holder or Parent (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Shares with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner such Holder deems appropriate, including in connection with the election of directors of Parent.

3.2    [RESERVED]

3.3    Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Shares as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the occurrence of the Termination Date and the Company may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1    Waiver of Litigation. The Holder agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, or the Company or any of their respective affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of Parent Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2    Further Assurances. The Holder agrees that from and after the date hereof and until the Termination Date, the Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3    Fiduciary Duties. The Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by the Holder or the Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1    Representations and Warranties. The Holder hereby represents and warrants as follows:

(a)    Ownership. The Holder has, with respect to the Shares, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Shares. The Shares constitute all of the shares of Parent Common Stock owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Shares and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b)    Organization; Authority. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c)    No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d)    Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e)    Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement.

(f)    Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as disclosed in Parent SEC Documents and as contemplated by this Agreement. None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1    [RESERVED]

6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Holder, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct the Holder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

6.4    Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.5    Termination. This Agreement shall terminate at the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holder, Parent and the Company.

6.7    Reliance. The Holder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

6.8    Extension; Waiver. At any time prior to the Effective Time, the the parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Bryan Sheffield 303 Colorado Street, Suite 2250
Attn: c/o Marbella Interests LLC
E-mail: bsheffield@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, TX 78701
Attn: Colin Roberts, Executive Vice President—General Counsel
E-mail: croberts@parsleyenergy.com

and if to Parent, to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, Texas 78701
Attention: General Counsel
E-mail: CRoberts@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 609 Main Street, Suite 4700
Houston, Texas 77002
Attention: Sean T. Wheeler, P.C.
Douglas E. Bacon, P.C.
Kim Hicks
E-mail: sean.wheeler@kirkland.com
douglas.bacon@kirkland.com kim.hicks@kirkland.com

if to the Company to:

Jagged Peak Energy Inc. 1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention: General Counsel
E-mail: chumber@jaggedpeakenergy.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill
Facsimile: (713) 615-5956
E-mail: sgill@velaw.com

6.11    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Holder means the actual knowledge of any officer of Holder after due inquiry, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 1.1 of the Parent Disclosure Letter after due inquiry. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and (c) an “Affiliate” mean with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Holder; provided, further, that, for the avoidance of doubt, any member of the Holder shall be deemed an Affiliate the Holder; and provided, further, that an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor; and provided, further, that, notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

6.12    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

6.13    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.14    Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Merger Agreement, the Registration Rights Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.15    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL

CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.10 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.15.

6.16    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

6.17    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.5, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.17, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 6.17. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.17, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.18    Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

6.19    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

HOLDER:

/s/ Bryan Sheffield
Bryan Sheffield, an individual

[Signature Page to the Voting and Support Agreement]

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

ANNEX F

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of October 14, 2019 (the “Agreement”), between Parsley Energy, Inc., a Delaware corporation (“Parent”), Jackal Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Q-Jagged Peak Energy Investment Partners, LLC (the “Holder”), and Jagged Peak Energy Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company and Merger Sub are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, the merger of Merger Sub, a direct, wholly owned Subsidiary of Parent with and into the Company (the “Merger”), as a result of which the Company shall be the Surviving Corporation and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of 146,337,026 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (such shares of Company Common Stock, the “Shares”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Shares; and

WHEREAS, Parent and the Company desire that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Shares, and to vote its Shares in a manner so as to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

1.1    Definitions. This Agreement is one of the “Designated Stockholder Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Shares owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Shares subject to Article III that is less than the amount of Shares subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN SHARES

2.1    Transfer and Encumbrance of Shares.

(a)    From the date hereof until the Termination Date (as defined below), the Holder shall not, with respect to any Shares Beneficially Owned by the Holder, (i) Transfer any such Shares or (ii) deposit any such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b)    Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Shares to one or more Affiliates who (A) is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent and the Company prior to the consummation of such transfer or (ii) Transfer Shares with the prior written consent of Parent and the Company.

(c)    Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Holder or any Shares by the Holder to an Affiliate of the Holder; provided, that a Transfer described in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

2.2    Additional Purchases; Adjustments. The Holder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the Termination Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares as of the date hereof, and the Holder shall promptly notify the Company of the existence of any such after acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

2.3    Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Shares in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, the Holder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares. If any involuntary Transfer of any of the Holder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1    Agreement to Vote. Prior to the Termination Date, the Holder irrevocably and unconditionally agrees that it shall, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Shares:

(a)    in favor of adoption of the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger (the “Transaction Matters”); and

(b)    against (A) any agreement, transaction or proposal that relates to a Company Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger or matters contemplated by the Merger Agreement; (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (C) any action or agreement that would reasonably be expected to result in (1) any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled or (2) any change to the voting rights of any class of shares of capital stock of the Company (including any amendments to the Company’s Organizational Documents); and (D) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Shares, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Shares in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Shares to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration, extends the Outside Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement, each Holder shall remain free to vote (or execute consents or proxies with respect to) the Shares with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company.

3.2    Change in Company Recommendation. Notwithstanding anything to the contrary herein, in the event that the Company Board makes a Company Change of Recommendation in accordance with Section 6.3 of the Merger Agreement (the “Trigger Event”), the obligations of the Holder under Section 3.1 above shall be modified such that the number of Shares voted by the Holder in accordance with Section 3.1 above that the Holder must vote as set forth in Section 3.1(a) and Section 3.1(b) shall be equal to the sum of (rounded up to the nearest whole share):

(a)    The number of Shares that would represent as of the time of the Trigger Event thirty-four percent of the aggregate voting power of the outstanding shares of Company Common Stock entitled to vote thereon; plus

(b)    The number of Shares the aggregate voting power of which, as a percentage of the aggregate voting power of all Shares not covered by subsection (a) of this Section 3.2, is equal to the Proportionate Percentage. The term “Proportionate Percentage,” for purposes of this Agreement, means the percentage of aggregate voting power with respect to all outstanding shares of Company Common Stock held by stockholders of the Company (excluding the Holder), voting in favor of approving the Transaction Matters. For example, if fifty percent of the total aggregate voting power with respect to all outstanding shares of Company Common Stock held by stockholders of the Company (excluding the Holder) votes to approve the Transaction Matters, the Holder must vote fifty percent of the aggregate voting power represented by all Shares not covered by subsection (a) of this Section 3.2 to approve the Transaction Matters.

3.3    Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Shares as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Shares (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the occurrence of the Termination Date and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1    Waiver of Appraisal Rights; Litigation. To the fullest extent permitted by law, the Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL) relating to the Merger that the Holder may have by virtue of the ownership of any Shares. The Holder further agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, or the Company or any of their respective affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2    Further Assurances. The Holder agrees that from and after the date hereof and until the Termination Date, the Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3    Fiduciary Duties. The Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of the Holder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Holder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1    Representations and Warranties. The Holder hereby represents and warrants as follows:

(a)    Ownership. The Holder has, with respect to the Shares, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Shares. The Shares constitute all of the shares of Company Common Stock owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Shares and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares.

(b)    Organization; Authority. The Holder is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c)    No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d)    Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e)    Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Merger, on a timely basis.

(f)    Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as disclosed in the Company SEC Documents and as contemplated by this Agreement. None of the Shares is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Shares subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1    No Solicitation. The Holder agrees that it will not, and will cause its affiliates not to, and will use commercially reasonable efforts to cause its and their Representatives not to, directly or indirectly, take any of the actions listed in clauses (i) - (v) of Section 6.3(b) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). The Holder shall, and shall cause its affiliates to, and shall use its commercially reasonable efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. In addition, the Holder agrees to be subject to Section 6.3(c) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if the Holder were the “Company” thereunder. Notwithstanding the foregoing, to the extent the Company complies with its obligations under Section 6.3 of the Merger Agreement and participates in discussions or negotiations with a Person regarding a Company Competing Proposal, Holder and/or any of its Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 6.3 of the Merger Agreement.

6.2    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement.

6.3    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Holder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Holder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

6.4    Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

6.5    Termination. This Agreement shall terminate at the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms or (ii) the Effective Time (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6    Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Holder, Parent and the Company.

6.7    Reliance. The Holder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon such Holder’s execution and delivery of this Agreement.

6.8    Extension; Waiver. At any time prior to the Effective Time, the the parties may, to the extent legally allowed:

(a)    extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)    waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9    Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

6.10    Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

if to the Holder, to:

Q-Jagged Peak Energy Investment Partners, LLC

Prior to or on November 1, 2019: 1401 McKinney St, Suite 27000 Houston, Texas 77010

After October 31, 2019:
800 Capitol St, Suite 3600
Houston, Texas 77002
Attention:	General Counsel
Facsimile:	713-452-2020
E-mail:	generalcounsel@quantumep.com

and

if to Parent, to:

Parsley Energy, Inc. 303 Colorado Street, Suite 3000
Austin, Texas 78701
Attention:	General Counsel
E-mail:	CRoberts@parsleyenergy.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:	Sean T. Wheeler, P.C.
Douglas E. Bacon, P.C.
Kim Hicks
E-mail:	sean.wheeler@kirkland.com
douglas.bacon@kirkland.com
kim.hicks@kirkland.com

if to the Company to:

Jagged Peak Energy Inc.
1401 Lawrence Street, Suite 1800
Denver, Colorado 80202
Attention:	General Counsel
E-mail:	chumber@jaggedpeakenergy.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins LLP 1001 Fannin, Suite 2500
Houston, Texas 77002
Attention:	Stephen M. Gill
Facsimile:	(713) 615-5956
E-mail:	sgill@velaw.com

6.11    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Holder means the actual knowledge of any officer of Holder after due inquiry, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 1.1 of the Parent Disclosure Letter after due inquiry. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, and (c) an “Affiliate” mean with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of the Holder; provided, further, that, for the avoidance of doubt, any member of the Holder shall be deemed an Affiliate the Holder; and provided, further, that an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor; and provided, further, that, notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

6.12    Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

6.13    No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.14    Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Merger Agreement, the Registration Rights Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

6.15    Governing Law; Venue; Waiver of Jury Trial.

(a)    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)    THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 6.10 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.15.

6.16    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

6.17    Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 6.5, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 6.17, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 6.17. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.17, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.18    Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

6.19    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

JACKAL MERGER SUB, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

HOLDER:

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ S. Wil VanLoh, Jr.
Name:	S. Wil VanLoh, Jr.
Title:	Authorized Person

[Signature Page to the Voting and Support Agreement]

JAGGED PEAK ENERGY INC.

By:	/s/ James J. Kleckner
Name:	James J. Kleckner
Title:	President and Chief Executive Officer

[Signature Page to the Voting and Support Agreement]

ANNEX G

Execution Version

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October 14, 2019, is by and among Parsley Energy, Inc., a Delaware corporation (the “Company”), Q-Jagged Peak Energy Investment Partners, LLC, a Delaware limited liability company (the “Initial Holder”), and the other Holders from time to time parties hereto.

RECITALS:

WHEREAS, this Agreement is being entered into pursuant to the Agreement and Plan of Merger dated as of October 14, 2019, among the Company, Jackal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company, and Jagged Peak Energy Inc., a Delaware corporation (the “Merger Agreement”); and

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company will issue to the Initial Holder the Class A Shares (as defined below) in accordance with the terms of the Merger Agreement.

WHEREAS, this Agreement shall become effective as of the Effective Time (as defined below).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means (a) as to any Person, other than an individual Holder, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person and (b) as to any individual, (i) any Relative of such individual, (ii) any trust whose primary beneficiaries are one or more of such individual and such individual’s Relatives, (iii) the legal representative or guardian of such individual or any of such individual’s Relatives if one has been appointed and (iv) any Person controlled by one or more of such individual or any Person referred to in clauses (i), (ii) or (iii) above. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, (a) (i) the Company, on the one hand, and the Holders, on the other hand, shall not be considered Affiliates and (ii) any fund, entity or account managed, advised or sub-advised, directly or indirectly, by a Holder or any of its Affiliates, shall be considered an Affiliate of such Holder and (b) with respect to any fund, entity or account managed, advised or sub-advised directly or indirectly, by any Holder or any of its Affiliates, the direct or indirect equity owners thereof, including limited partners of any Holder or any Affiliate thereof, shall be considered an Affiliate of such Holder.

“Agreement” has the meaning set forth in the introductory paragraph.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Class A Common Stock” means the Class A common stock of the Company, par value $0.01 per share.

“Class A Shares” means the number of shares of Class A Common Stock issuable to the Initial Holder pursuant to the terms of the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Company” has the meaning set forth in the introductory paragraph.

“Company Securities” has the meaning set forth in Section 2.4(c)(i).

“DE Registration Rights Agreement” has the meaning set forth in Section 2.10.

“Effective Time” has the meaning assigned such term in the Merger Agreement.

“Effectiveness Period” has the meaning set forth in Section 2.1(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Holder” means any record holder of Registrable Securities.

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Losses” has the meaning set forth in Section 3.1.

“Majority Holders” shall mean, at any time, the Holder or Holders of more than fifty percent (50%) of the Registrable Securities at such time

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Merger Agreement” has the meaning set forth in the recitals.

“Minimum Number of Registrable Securities” means 1,000,000 Registrable Securities; provided, however, that such number of Registrable Securities shall be appropriately adjusted in connection with any event described in Section 6.5.

“Permitted Transferee” means any Affiliate of a Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggybacking Holder” has the meaning set forth in Section 2.4(a).

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.4(a).

“Proceeding” shall mean an action, claim, suit, arbitration or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registrable Securities” shall mean (a) the Class A Shares and (b) any securities issued or issuable with respect to the Class A Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, road show expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, but excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Relative” means, with respect to any natural person: (a) such natural person’s spouse, (b) any lineal descendant, parent, grandparent, great grandparent or sibling or any lineal descendant of such sibling (in each case whether by blood or legal adoption), and (c) the spouse of a natural person described in clause (b) of this definition.

“Requesting Holder” has the meaning set forth in Section 2.2(a).

“Requesting Holder Securities” has the meaning set forth in Section 2.2(c)(i).

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(c).

“Section 2.4 Maximum Number of Shares” has the meaning set forth in Section 2.4(c).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering, and (d) fees and expenses of counsel engaged by any Holders (subject to Article III).

“Selling Holder” means a Holder selling Registrable Securities pursuant to a Registration Statement.

“Shelf Piggybacking Holder” has the meaning set forth in Section 2.2(b).

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

“Shelf Underwritten Offering Request” has the meaning set forth in Section 2.2(a).

“Suspension Period” has the meaning set forth in Section 2.3.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means an offering (including an offering pursuant to a Shelf Registration Statement) in which shares of Class A Common Stock are sold to an underwriter on a firm commitment basis for reoffering to the public.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and Holders could be named as selling security holders without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1    Shelf Registration.

(a)    As soon as practicable after the date of this Agreement, and in any event within 10 Business Days, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the SEC then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holders of the effectiveness of such Registration Statement.

(b)    The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Corporation, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities and shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to the Holders and requested by the Majority Holders.

(c)    The Company shall use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement (as to all Holders) pursuant to Section 6.1 (the “Effectiveness Period”).

(d)    When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2    Underwritten Shelf Offering Requests.

(a)    In the event that any Holder or group of Holders elects to dispose of Registrable Securities under a Registration Statement pursuant to an Underwritten Offering and reasonably expects gross proceeds of at least $150 million from such Underwritten Offering (including proceeds attributable to any Registrable Securities included in such Underwritten Offering by any Shelf Piggybacking Holders), the Company shall, at the request (a “Shelf Underwritten Offering Request”) of such Holder or Holders (in such capacity, a “Requesting Holder”), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(d) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Requesting Holders in order to expedite or facilitate the disposition of such Registrable Securities and, subject to Section 2.2(c), the Registrable Securities requested to be included by any Shelf Piggybacking Holder (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in more than two Shelf Underwritten Offerings that are initiated by a Holder pursuant to this Section 2.2 during any 12-month period (and no more than one Shelf Underwritten Offering in any 90-day period).

(b)    If the Company receives a Shelf Underwritten Offering Request, it will give written notice of such proposed Shelf Underwritten Offering to each Holder (other than the Requesting Holder) that, together with such Holder’s Affiliates, holds at least the Minimum Number of Registrable Securities, which notice shall be held in strict confidence by such Holders and shall include the anticipated filing date of the related Underwritten Offering Filing and, if known, the number of shares of Class A Common Stock that are proposed to be included in such Shelf Underwritten Offering, and of such Holders’ rights under this Section 2.2(b). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Shelf Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company and the Requesting Holder that the giving of notice pursuant to this Section 2.2(b) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering); and provided further, that the Company shall not so notify any such other Holder that has notified the Company (and not revoked such notice) requesting that such Holder not receive notice from the Company of any proposed Shelf Underwritten Offering. If such notice is delivered pursuant to this Section 2.2(b), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this

Section 2.2(b) to request inclusion of Registrable Securities in the Shelf Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Shelf Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Shelf Underwritten Offering.

(c)    If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Requesting Holders in writing, with a copy to be provided upon request to any Shelf Piggybacking Holder, of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by the Shelf Piggybacking Holders (and any other shares of Class A Common Stock requested to be included by any other Persons having registration rights with respect to such offering), when added to the number of Registrable Securities proposed to be offered by the Requesting Holders, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)    First, all Registrable Securities that the Requesting Holder and Shelf Piggybacking Holders requested to be included therein (the “Requesting Holder and Shelf Piggybacking Holders Securities”) (pro rata among the Requesting Holders and Shelf Piggybacking Holders based on the number of Registrable Securities each requested to be included), and

(ii)    Second, to the extent that the number of Requesting Holder and Shelf Piggybacking Holders Securities is less than the Section 2.2 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of Class A Common Stock each requested to be included.

(d)    The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company and the Initial Holder to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the holders of more than 50% of the Registrable Securities to be so offered shall select the Managing Underwriter and the other underwriters. The Requesting Holders shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.3.

Section 2.3    Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering or (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to each Holder whose Registrable Securities are included in such Shelf Registration Statement (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event such Holder shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, including a proposed sale of Class A Common Stock pursuant to a Company Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities laws or (C) that such registration offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period.

Section 2.4    Piggyback Registration Rights.

(a)    Subject to Section 2.4(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Class A Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to each Holder that, together with such Holder’s Affiliates, holds at least the Minimum Number of Registrable Securities, which notice shall be held in strict confidence by such Holders and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Class A Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.4(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.4(a) would adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered to pursuant to this Section 2.4(a), each such Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which the Holders received notice pursuant to this Section 2.4(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities) (any such Holder making such request, a “Piggybacking Holder”). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.4(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by the Piggybacking Holders; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.4(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Piggybacking Holders (which such Holders will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Class A Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

(b)    Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Any Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.4 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)    If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company, of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Class A Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Class A

Common Stock requested to be included by any other Persons having registration rights on parity with the Piggybacking Holders with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.4 Maximum Number of Shares”), shares of Class A Common Stock in the following priority:

(i)    First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Class A Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Class A Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)    Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.4 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by the Piggybacking Holders and holders of any other shares of Class A Common Stock requested to be included by Persons having rights of registration on parity with the Piggybacking Holders with respect to such offering, pro rata among the Piggybacking Holders and such other holders based on the number of shares of Class A Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.4 Maximum Number of Shares, the shares of Class A Common Stock requested to be included by the Piggybacking Holders, pro rata among the Piggybacking Holders.

Section 2.5    Participation in Underwritten Offerings.

(a)    In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.4, the underwriting agreement into which each Selling Holder and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

(b)    Any participation by Holders in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)    In connection with any Piggyback Underwritten Offering in which any Holder has the right to include Registrable Securities pursuant to Section 2.4, such Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.5(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which such Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.6    Registration Procedures.

(a)    In connection with its obligations under this Article II, the Company will:

(i)    promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Selling Holder or Selling Holder thereof set forth in such Registration Statement;

(ii)    furnish to each Selling Holder such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such Selling Holder may reasonably request;

(iii)    if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as each Selling Holder thereof shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition in such jurisdictions of the securities owned by such Selling Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)    in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to each Selling Holder a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)    promptly notify each Selling Holder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such Selling Holder promptly prepare and file or furnish to such Selling Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and shall furnish to each such Selling Holder at least the Business Day prior to the filing thereof a copy of any amendment or supplement to such Registration Statement or prospectus;

(vii)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)    cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Class A Common Stock is then listed; and

(ix)    enter into such customary agreements and take such other actions as the Holder or Holders shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)    cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)    Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.6(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.6(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.6(b).

Section 2.7    Cooperation by Holders. The Company shall have no obligation to include Registrable Securities of a Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act.

Section 2.8    Restrictions on Public Sale by Holders; Lockups. Each Holder agrees not to effect any public sale or distribution of Registrable Securities for a period of up to 30 days following completion of an Underwritten Offering of equity securities by the Company; provided that (i) the Company gives written notice to such Holder of the date of the commencement and termination of such period with respect to any such Underwritten Offering and (ii) the duration of the foregoing restrictions shall be no longer than the duration of the shortest restriction generally imposed by the underwriters of such public sale or distribution on the Company or on the officers or directors or any other shareholder of the Company on whom a restriction is imposed; provided further, that this Section 2.8 shall not apply to any Holder that, (i) together with such Holder’s Affiliates, holds less than 5% of the Company’s outstanding Class A Common Stock or (ii) has delivered (and not revoked) an Opt-Out Notice to the Company.

Section 2.9    Expenses. The Company shall be responsible for all Registration Expenses incident to its performance of or compliance with its obligations under this Article II. Each Selling Holder shall pay its pro rata share of all Selling Expenses in connection with any sale of its Registrable Securities hereunder.

Section 2.10    Other Registration Rights. From and after the date hereof, the Company shall not, without the prior written consent of the Majority Holders, enter into or amend any agreement with any current or future holder of any securities of the Company that would allow such current or future holder to require the Company to include securities in any registration statement filed by the Company for such Holders on a basis other than expressly subordinate to, the piggyback rights of the Holders hereunder; provided, that in no event shall the Company enter into any agreement that would permit another holder of securities of the Company to participate on a pari passu basis (in terms of priority of cut-back based on advice of underwriters) with a Requesting Holder in a Shelf Underwritten Offering. The Holders acknowledge that the piggyback rights with respect to shares of Class A Common Stock granted to certain persons pursuant to (a) the Second Amended and Restated Registration Rights Agreement dated April 20, 2017, by and among the Company, Parsley Energy, LLC and the Owners (as defined therein) and (b) the Registration Rights and Lock-Up Agreement dated April 20, 2017 (the “DE Registration Rights Agreement”), by and among the Company and the holders party thereto (each as may be amended or supplemented from time to time) shall, subject to Section 2.10 of the DE Registration Rights Agreement, rank pari passu with the piggyback rights of the Holders hereunder.

ARTICLE III

INDEMNIFICATION AND CONTRIBUTION

Section 3.1    Indemnification by the Company. The Company will indemnify and hold harmless each Selling Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including costs of preparation and attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, any filing made in connection with the qualifications of the offering under the securities or other Blue Sky laws of any jurisdiction in which Registrable Securities are offered, or any other offering document (including any related notification, or the like) incident to any such registration, qualification, or compliance, or based on any or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), or any violation by the Company of this Agreement, the Securities Act or the Exchange Act, or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification, or compliance, provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

Section 3.2    Indemnification by the Holders. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use in any Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

Section 3.3    Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified

Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 3.4    Contribution.

(a)    If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(b)    The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, no Holder shall be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE IV

RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)    make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

(b)    file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)    so long as a Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to such Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

ARTICLE V

TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities under Article II of this Agreement may be transferred or assigned by each Holder to one or more Transferees or assignees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement.

ARTICLE VI

MISCELLANEOUS

Section 6.1    Effectiveness. This Agreement shall not become effective until the Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2    Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate, and the parties shall have no further rights or obligations hereunder on (a) the tenth anniversary of the date hereof or (b) as to any Holder, on such earlier date on which both (i) such Holder, together with such Holder’s Affiliates, owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by such Holder and such Holder’s Affiliates may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3    Severability. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms.

Section 6.4    Governing Law; Waiver of Jury Trial.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws that would direct the application of the laws of another jurisdiction.

(b)    THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. FURTHER, NOTHING HEREIN SHALL DIVEST A COURT OF COMPETENT JURISDICTION OF THE RIGHT AND POWER TO GRANT A TEMPORARY RESTRAINING ORDER, TO GRANT TEMPORARY INJUNCTIVE RELIEF, OR TO COMPEL SPECIFIC PERFORMANCE OF ANY DECISION OF AN ARBITRAL TRIBUNAL MADE PURSUANT TO THIS PROVISION.

Section 6.5    Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Class A Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6    Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Holder and its successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by any Holder without the prior written consent of the Company.

Section 6.7    Notices. All notices or other communications which are required or permitted hereunder shall be in writing and shall be deemed to have been given if (i) personally delivered or sent by telecopier, (ii) sent by nationally recognized overnight courier (iii) sent by registered or certified mail, postage prepaid, return receipt requested or (iv) email, addressed as follows:

(a)    If to the Company, to:

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701 Attention: General Counsel

Email: CRoberts@parsleyenergy.com

(b)    If to an Initial Holder, to the address of the Initial Holder as it appears on the Initial Holder’s signature page attached hereto or such other address as may be designated in writing by the Initial Holder; and

(c)    If to any other Holders, to their respective addresses set forth on the applicable Adoption Agreement;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any such communication shall be deemed to have been received (a) when delivered, if personally delivered or sent by telecopier, (b) the next Business Day after delivery, if sent by nationally recognized, overnight courier(c) on the third (3rd) Business Day following the date on which the piece of mail containing such communication is posted, if sent by first-class mail and (d) upon actual receipt of the email, if sent via email.

Section 6.8    Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Majority Holders. No course of dealing between the Company and the Holders (or any of them) or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 6.9    Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.

Section 6.10    Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts taken together shall constitute but one agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

Address:

Prior to November 1, 2019:

1401 McKinney St, Suite 2700
Houston, TX 77010

After October 31, 2019:

800 Capitol St, Suite 3600
Houston, TX 77002

Contact Person: General Counsel
Telephone No: 713-452-2020
Email: GeneralCounsel@quantumep.com

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of October 14, between Parsley Energy, Inc. (the “Company”) and the Holders party thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.

Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Class A Common Stock of the Company, subject to the terms and conditions of Registration Rights Agreement, among the Company and the Holders party thereto.

2.

Agreement. Transferee (i) agrees that the shares of Class A Common Stock of the Company acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.

Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Class A Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Parsley is organized under the laws of Delaware. Parsley’s amended and restated certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in Parsley’s amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Parsley’s amended and restated bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Parsley’s amended and restated certificate of incorporation also contains indemnification rights for its directors and officers. Specifically, Parsley’s amended and restated certificate of incorporation provides that it shall indemnify its officers and directors to the fullest extent authorized by the DGCL. Further, Parsley may maintain insurance on behalf of its officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

Parsley has obtained directors’ and officers’ insurance to cover its directors, officers and some of its other employees for certain liabilities.

Parsley has entered into written indemnification agreements with its directors and executive officers. Under these agreements, if an officer or director makes a claim of indemnification to Parsley, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) Parsley to indemnify the officer or director.

The general effect of the foregoing is to provide indemnification to officers and directors for liabilities that may arise by reason of their status as officers or directors, other than liabilities arising from willful or intentional misconduct, acts or omissions not in good faith, unlawful distributions of corporate assets or transactions from which the officer or director derived an improper personal benefit.

In connection with the merger, Parsley and the surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the merger effective time or who becomes, prior to the effective time, an officer, director or employee of Jagged Peak or any of its subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak or any of its subsidiaries, in each case, when acting in such capacity (whom we refer to as the “indemnified persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened proceeding which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer, director or employee of Jagged Peak or any of its subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Jagged Peak or any of its subsidiaries or is or was serving at the request of Jagged Peak or any of its subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at, or after the effective time and whether asserted or claimed prior to, at or after the effective time (which liabilities we refer to as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Parsley and the surviving company will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any proceeding to each indemnified person to the fullest extent permitted under applicable law).

Parsley and the surviving company will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving company or its subsidiaries in any manner that would affect (or manage the surviving company or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Parsley and the surviving company and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Jagged Peak or any of its subsidiaries and any of its officers, directors or employees existing immediately prior to the effective time.

Parsley and the surviving company will cause to be put in place, and Parsley will fully prepay immediately prior to the effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time (which we refer to as the “tail period”) from an insurance carrier with the same or better credit rating as Jagged Peak’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Jagged Peak’s existing policies, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the effective time.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description

2.1±	Agreement and Plan of Merger, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc. and Jagged Peak Energy Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of Parsley Energy, Inc., dated as of May 29, 2014 (incorporated by reference to Exhibit 3.1 to Parsley Energy, Inc.’s Current Report on Form 8-K, File No. 001-36463, filed with the SEC on June 4, 2014).

3.2	Amended and Restated Bylaws of Parsley Energy, Inc., dated as of October 26, 2018 (incorporated by reference to Exhibit 3.1 to Parsley Energy, Inc.’s Current Report on Form 8-K, File No. 001-36463, filed with the SEC on October 30, 2018).

4.1	Registration Rights Agreement, dated as of October 14, 2019, by and among Parsley Energy, Inc., Q-Jagged Peak Energy Investment Partners, LLC and any subsequent holder from time to time party thereto (included as Annex G to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

5.1*	Opinion of Kirkland & Ellis LLP regarding the validity of the securities being registered.

8.1*	Opinion of Kirkland & Ellis LLP regarding certain U.S. federal income tax matters.

8.2*	Opinion of Vinson & Elkins LLP regarding certain U.S. federal income tax matters.

10.1	Voting and Support Agreement, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc., Q-Jagged Peak Energy Investment Partners, LLC and Jagged Peak Energy Inc. (included as Annex F to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

10.2	Voting and Support Agreement, dated as of October 14, 2019, by and between Parsley Energy, Inc., Jackal Merger Sub, Inc., Bryan Sheffield and Jagged Peak Energy Inc. (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

21.1	Subsidiaries of Parsley Energy, Inc. (incorporated by reference to Exhibit 21.1 to Parsley Energy, Inc.’s Annual Report on Form 10-K, File No. 001-36463, filed with the SEC on February 27, 2019).

23.1	Consent of KPMG LLP relating to Parsley Energy, Inc.

23.2	Consent of KPMG LLP relating to Jagged Peak Energy Inc.

23.3*	Consent of Kirkland & Ellis LLP (included in Exhibits 5.1 and 8.1).

23.4*	Consent of Vinson & Elkins LLP (included in Exhibit 8.2).

23.5	Consent of Netherland, Sewell & Associates, Inc.

23.6	Consent of Ryder Scott Company, L.P.

24.1	Power of Attorney (included on the signature page to this Registration Statement on Form S-4).

99.1*	Form of Proxy Card for Special Meeting of Parsley Energy, Inc.

99.2*	Form of Proxy Card for Special Meeting of Jagged Peak Energy Inc.

99.3	Consent of Tudor Pickering Holt & Co. Advisors LP

99.4	Consent of Citigroup Global Markets Inc.

99.5	Consent of RBC Capital Markets, LLC.

±

Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Parsley agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 4, 2019.

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name:	Matt Gallagher
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Matt Gallagher, Ryan Dalton, and Colin Roberts, and each of them severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, on his or her behalf, in any and all capacities, to sign this registration statement and any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and to perform and do any and all acts and things whatsoever that any such attorney-in-fact or substitute may deem necessary or advisable to be performed or done in connection with any or all of the matters described in these resolutions, as fully as such officer or director might or could do if personally present and acting.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on November 4, 2019.

Signatures	Title

/s/ Matt Gallagher
Matt Gallagher	President, Chief Executive Officer, and Director (Principal Executive Officer)

/s/ Ryan Dalton
Ryan Dalton	Executive Vice President—Chief Financial Officer (Principal Accounting and Financial Officer)

/s/ Bryan Sheffield
Bryan Sheffield	Executive Chairman and Chairman of the Board

/s/ A.R. Alameddine
A.R. Alameddine	Director

/s/ Ronald Brokmeyer
Ronald Brokmeyer	Director

/s/ William Browning
William Browning	Director

/s/ Hemang Desai
Hemang Desai	Director

Signatures	Title

/s/ Karen Hughes
Karen Hughes	Director

/s/ David H. Smith
David H. Smith	Director

/s/ Jerry Windlinger
Jerry Windlinger	Director